02069115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Beteiligungs Holdings AG

*CURRENT ADDRESS Garather Schlossalle 19
40595 Düsseldorf
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4977 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE: 2/3/03

02 NOV -5 AM 8:21

DBH
Deutsche Beteiligungs Holding AG
Schloss Garath
Garather Schlossallee 19   40595 Düsseldorf

Offer for Sale

for
240,000 ADR's
which will be issued to a nominal value of

DM 300,000.00

on ordinary bearer shares

of DBH AG

with full dividend entitlement as of 01.01.00

(securities identification number of the ordinary shares – 552600 -)

DBH
Deutsche Beteiligungs Holding AG
Schloss Garath
Garather Schlossallee 19   40595 Düsseldorf

Offering Prospectus

for

240,000 ADR's (American Depository Receipts, hereinafter referred to as ADR's)

which will be issued to a nominal value of

DM 300,000.00

on ordinary bearer shares

(securities identification number of the ordinary shares – 552600 -)

with full dividend entitlement as of 01.01.00

divided into 60,000 shares

certificated in one global certificate for 60,000 shares
each ordinary share representing DM 5 (par value) of share capital.

Each ADR represents ¼ ordinary share (4 ADR's = 1 ordinary share)
and thus DM 1.25 of share capital

The existing shareholders of DBH AG have proposed to increase the shareholder group and to spread a nominal amount of DM 200.000.00 from a capital increase to the general public. For this purpose DBH AG intends to offer for sale on non-binding basis 40,000 shares from a capital increase proposed at the general meeting on March 22, 2000 in the form of ADR's at the stated conditions to interested investors. The net return from this placing will flow into DBH AG.

In addition to this 20,000 shares of the stockholding will be offered for account of existing shareholders of DBH AG in the form of ADR's. For details on participating interests for existing shareholders and their options see chapter 3.2.

Greenshoe: In the event of oversubscription DBH reserves the right to extend the offering in the interest of the shareholders and the company. A further 80,000 ADR's will be placed for this purpose. These originate from the capital increase that was authorized on March 22, 2000. The net return of the Greenshoe will flow into DBH AG.

Offers to buy should be addressed to DBH AG, c/o Hermes Portfolio Management GmbH (hereinafter referred to as HPM GmbH), Garather Schlossallee 19, 40595 Düsseldorf, between

15.04.00 and 15.07.00
(subject to the shortening or extension of the offering period)

at the fixed price of

DM 15.00 per ADR (1 ADR = ¼ ordinary share)

where they will be accepted without any obligation. HPM GmbH reserves the right to decline or accept in part offers to buy. There is no entitlement to full or part allocation of the offers to buy.

The purchase price of the allocated ADR's will be paid by the purchasers when they receive confirmation of allocation. The ADR's will be delivered by the depositary bank following their issue.

When the ADR's have been issued by the depositary bank - after authorization by the required authorities (e.g. SEC, NASD, DTC etc.) a listing is intended under the securities identification number 552600 at the OTC market in the USA under the US stock market symbol "DEUBY". A stock market listing at NASDAQ is planned for the second half of the year. Immediately after the stock market listing at NASDAQ has been completed the ADR's are also going to be traded at the OTC market in Germany.

If you require any further information or documents (subscription forms, image brochure or offering prospectus), please contact

DBH AG c/o HPM GmbH, Garather Schlossallee 19, 40595 Düsseldorf
Tel: ++49 (0)211-9708180; Fax ++49 (0)211-9708181.

Contents

1. General information

1.1 Responsibility for the content of the prospectus

DBH AG, Düsseldorf, assumes liability for the statements made in the prospectus in accordance with the Securities Offering Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and section 45 of the German Stock Exchange Act (Börsengesetz) and declares that, to the best of its knowledge, the information contained in this prospectus is correct and that no significant circumstances have been omitted.

1. 2 Subject matter of the prospectus

The subject matter of the prospectus are the 240,000 ADR's, issued on share capital with a nominal value of DM 300,000.00 and divided into 60,000 ordinary bearer shares. Thus, each ADR represents DM 1.25 of share capital and has full dividend entitlement as of 01.01.2000.

The total share capital is certificated in a global certificate with global dividend coupon and held at a local depository of the depositary bank. In accordance with the memorandum and statute of the company, shareholders do not have the right to individual certification or to the delivery of the ordinary bearer shares. The delivery of physical certificates is admissible only on an ADR basis (1 ADR = ¼ ordinary share; i.e. 4 ADR's correspond to one ordinary share).

1.3 Offer for sale

DBH AG will offer for sale 240,000 ADR's, issued on share capital with a nominal value of DM 300,000.00, divided into 60,000 ordinary bearer shares of DBH AG, each will full dividend entitlement as of 01.01.00. 160,000 of these are ADR's from the capital increase in accordance with the resolution of 23.03.2000 and 80,000 ADR's are from a replacement of the existing shareholders' shares and their options (see chapter 3.2).

The ADR's (1 ADR = ¼ ordinary share) will be offered at the fixed price of DM 15.00.

In the event of oversubscription DBH reserves the right to extend the offering in the interest of the shareholders and the company by a further 80,000 ADR's (Greenshoe). These originate from an authorized capital increase.

In the event of oversubscription these shares are allotted or drawn by lots at the discretion of HPM GmbH.

1.4 Securities in the USA: ADR's

There is a distinction made in the USA between American Depository Receipts (ADR's) and American Depository Shares (ADS).

Description of the securities (ADR'S)

240,000 ADR's of the above mentioned ADR's are placed at a total nominal value of DM 300,000. The ordinary shares are integrated as soon as possible after issue in

the current ADR program. ADR's distributed from it are freely transferable and tradable after 40 days at the latest.

When the ADR's have been issued by the depositary bank, and after authorization by the required authorities (e.g. SEC, NASD, DTC etc.), a listing is intended under the securities identification number -925547- at the OTC market in the USA under the US stock market symbol "DEUBY". A stock market listing at NASDAQ is planned for the second half of the year. Immediately after the stock market listing at NASDAQ has been completed the ADR's are also going to be traded at an OTC market in the FRG.

Paying agent and depository agent is the depositary bank or a national depository of the depositor.

Payments must be made to the business account of DBH AG

In accordance with the ADR agreement the depositor is responsible for the exercise of subscription rights, their tradability and for handling subscription rights which are not exercised.

The subscription applications will be accepted on behalf of DBH AG by HPM GmbH, Garather Schlossallee 19, 40595 Düsseldorf. The initial subscription period is between 15.03.2000 and 15.07.2000. The subscription can then either be shortened or, if necessary, extended once only for a further 3 months by DBH AG.

The subscription offer for 100 % will initially apply in the FRG only.

The physical certificates (ADR's) will be compiled in global certificates and delivered by the depositary bank immediately after issue. There is no entitlement to individual certification.

DBH AG will sell the issue as an own issue. DBH AG will, however, involve HPM GmbH as a sales partner. The initial offering price for each ADR is DM 15.00.

The newly issued ADR's are to become part of the current ADR agreement with the Bank of New York.

1.5 Original ADR agreement between Bank of New York and DBH AG

460,000 AMERICAN DEPOSITARY SHARES
(each ADS represents ¼ of a deposited share)

ISIN No.: US 2515401006

CUSIP No. 251540100

Common Code: 9832882

THE BANK OF NEW YORK

AMERICAN DEPOSITARY RECEIPT (ADR)

FOR BEARER SHARES; NOMINAL VALUE DM 5

OF
DEUTSCHE BETEILIGUNGS HOLDING AG
(REGISTERED IN ACCORDANCE WITH GERMAN LAW)

As depositary bank, we, The Bank of New York (hereinafter referred to as "depositary bank") confirm herewith that the DEUTSCHE BETEILIGUNGS HOLDING AG or their registered legal successor is the registered proprietor (hereinafter referred to as "owner") of FOUR HUNDRED AND SIXTY THOUSAND (460,000) American Depositary Shares (ADS's), each of which is (subject to clauses (11) and (14)) the equivalent of ¼ of a bearer share with a nominal value of DM 5 of DBH AG, a public limited company in accordance with German law which is deposited or is subject to deposit in accordance with the agreement (as defined below) at the London representative of The Bank of New York who is acting as custodian (subject to section 7 of the agreement "The fund manager"). The custodian also holds any other securities or cash in custody which is accepted from time to time by the depositary bank or the custodian in connection with or in lieu of such deposited shares and which, according to the agreement are held in custody (the deposited shares together with such securities and cash form the "deposited securities"). This ADR will be issued in accordance with the deposit agreement of April 2, 1999 (from time to time subject to alterations, hereinafter referred to as "The agreement") to the company, the depositary bank, all owners of and all persons with a material ownership claim (beneficial owner), to American Depositary Receipts ("ADR's"). Whoever accepts an ADR or a share in it, agrees to become a partner to the agreement and is from then onbound by the terms of the contract. Copies of the agreement are available for inspection at the trust department of the depositary bank which is referred to below and at the offices of the custodian. This ADR (this includes the regulations overleaf) is subject to the law of the State of New York which makes the agreement conditions part of this ADR. (Incorporate by reference).

1.5.1 Premature withdrawal of deposited securities

Subject to clauses (4), (7) and (9) the owner is entitled, after the return of the ownership of this ADR in acceptable form at the depositary bank and after the submission of any transfer documents such as mentioned below which may be required by the trust department of the depositary bank, to the fastest possible transfer (i) of shares and other deposited securities which are accepted for deposit at the DBC to an account at the Deutsche Börse Clearing AG ("DBC") specified by the owner for this purpose and of all deposited securities which are not accepted for deposit at the DBC and which were in any case a basis for this ADR to the office of the custodian. On request, and at the risk and cost of the respective owner, the depositary bank can hand over the deposited securities (apart from shares) to the fund department of the depositary bank.

Notwithstanding any provisions to the contrary in the aforesaid, deposited securities may not be prematurely withdrawn after the return of ownership of an ADR during the waiting period or any applicable investment term unless the depositary bank is prior to, or at the time of return of ownership, in possession of a written proper certificate and contract (withdrawal and transfer certificate) which in essence is equal to the form enclosed as enclosure I of this document and which is presented by the person or on behalf of the person who desires to return such an ARD and who is going to become the beneficial owner of such securities after such a withdrawal.

1.5.2 Register

The depositary bank which at the time of the conclusion of the agreement was situated in 101 Barclay Street, New York, New York 10286 ("the offices of the trust department of the depositary bank") shall establish (a) a register (hereinafter referred to as "the register")

in the offices of the depositary bank in New York City where the ADR's are to be kept at all times, for the registration, transfer registration, pooling und share splitting of ADR's which are available for inspection to the owner at customary business hours, for the sole purpose of communication with the owners in the business interest of the company, or in matters related to the agreement and (b) which offers facilities for the handover and return of ADR's. The depositary bank is entitled at all times and at its own discretion to close the register occasionally after, as far as possible, having conferred with the company, or if this is demanded by the company. The depositary bank has to consult the company without delay in respect of any closure of the register.

1.5.3 Property rights in ADR's, validity

The property rights in this ADR, if properly endorsed or accompanied by the appropriate transfer documents, are transferable by delivery with the same effect as commercial papers within the law of the State of New York; provided that the depositary bank, notwithstanding any provisions to the contrary in any other statements, is entitled to consider the person in whose name this ADR is registered as its sole owner. Such an ADR shall not become valid until it has been hand-signed by an authorised representative of the depositary bank; provided that in the case of a set-up of an additional registration point for ADR's such a signature may be a facsimile if the aforesaid ADR has been countersigned and dated by hand by an authorised representative of such an additional registration point.

Date: June 18, 1999

THE BANK OF NEW YORK

As depositary bank

By:____________________
(Authorised representative)

The address of the offices of the fund department at the depositary bank is as follows:

101 BARCLAY STREET, NEW YORK, NEW YORK 10286

1.5.4 Specific restrictions

Preliminary conditions required by the company, the depositary bank or the custodian for the issue or registration on any ADR's (including transfer, share splitting or pooling), any dividend related to it or for the premature withdrawal of deposited securities may include: (a) payment with respect to (i) any share transfer or other taxes or statutory charges, and (ii) any transfer or registration fees charged by third parties for the transfer of deposited securities, (b) the submission of (i) appropriate evidence of the identity and authenticity of the signature and (ii) other such information as is considered necessary or which is in conformity with the agreement; and (c) the meeting of any terms which can be fixed by the depositary bank in conformity with the agreement. The depositary bank is to inform the company about any measures taken in accordance with the clauses (b) or (c) stated above. The issue of ADR's, the acceptance of share deposits, the transfer registration of ADR's or the premature withdrawal of deposited securities can be discontinued, generally

or in special cases, if the register or the DBC is closed or, if such an act by the depositary bank, after consultation with the company, seems appropriate. The depositary bank is obligated to consult the company without delay with respect to the discontinuation of (i) share deposits, (ii) premature withdrawal of deposited securities or (iii) transfer registration of ADR's. The transfer registration of ADR's and the premature withdrawal of deposited securities has to be discontinued, if demanded by the company, and also, in order to facilitate the proper casting of votes for deposited securities. Notwithstanding any provisions made in this contract to the contrary or this ADR's, restrictions on premature withdrawal of deposited securities can only be put in place under the General Instructions I.A. (1) in form F-& under the U.S. Securities Act of 1933, as altered ("the securities law") and the stated terms are not infringed by an alteration.

1.5.5 Premature return of property rights

Unless the depositary bank receives written information to the contrary from the company, the depositary bank is entitled to arrange a transaction for the premature return of property rights (pre-release), unless otherwise agreed in the terms below, and despite of section 4 of the agreement, in order to issue and hand over ADR's prior to the receipt of shares. The depositary bank is entitled to hand over shares after the receipt and annulment of prematurely returned ADR's, irrespective whether such an annulment takes place before the conclusion of such a premature return or if the depositary bank is aware that the respective ADR was returned prematurely. The depositary bank can accept ADR's in lieu of shares as a settlement for a premature return. Each premature return (a) is initiated or accompanied by written presentation and consent of the person who is to receive the ADR's (the "premature return client") which shows that the premature return client or his customer (i) is the owner of the shares or ADR's under instruction or, (ii) transfers all beneficial rights, rights of ownership and participations in the respective shares or ADR's to the depositary bank as such and at the benefit of the owner and, (iii) does not take any steps relating to such shares or ADR's which are incompatible with the transfer of the rights of ownership, (including e. g. the sale of shares or ADR's without consent by the depositary bank unless in connection with the settlement of such a premature return of rights of ownership), (b) is collateralised at all times by cash, U.S. government titles or other such securities which are determined by the depositary bank in good faith and which essentially provide similar liquidity and security, (c) is callable by the depositary bank after not more than five (5) working days , and (d) is subject to such future indemnifications and loan terms as seem appropriate to the depositary bank. The number of shares that are not deposited but are represented by outstanding ADS's at all times as the result of a premature return of ownership rights does, under normal circumstances, not exceed thirty percent (30 %) of the deposited shares under this, however, under the condition that the depositary bank reserves the right to ignore such an upper limit from time to time at its own fair discretion and, after seeking prior written permission from the company, can change such upper limits for general purposes. With respect to related transactions for the premature return of ownership rights for specific premature return clients the depositary bank shall set, at its own discretion, separate upper limits for USD in every single case. To put the depositary bank in a position that allows it to meet its responsibilities towards the owners, the depositary bank shall hold the collateralisations referred to in clause (b) in custody as a security for the execution of duty by the premature return client against the depositary bank for transactions relating to the premature return of ownership rights, including the premature return client's duty to hand over shares or ADR's after transaction of premature return of ownership rights (and, to pre-empt doubts, shall not be considered as deposited securities when referred to below). The depositary bank may withhold any payment for own account which was received in connection with the aforesaid.

1.5.6 Assurances and guarantees

Any person who deposits shares in accordance with the agreement assures and guarantees that such shares were legally issued and are in circulation, are paid for in full, are not subject to taxation and that their acquisition did not violate any rights of pre-emption, that the person making such a deposit is authorised to do so and that such shares (a) are not "restricted titles" as defined in order 144 of the securities law and are not traded or sold at an OTC market without registration in the USA or, (b) were not registered under the securities law. Such assurances continue to be valid beyond the term of share deposit issue, and annulment of this ADR.

1.5.7 Tax

If any tax or other statutory levies are due, for or on behalf of the custodian or the depositary bank in connection with this ADR or the ADS's which are evidenced by it, or if any dividends are due, the taxes or other statutory levies shall be paid by the respective owner to the depositary bank. The depositary bank is entitled to refuse any registration of this ADR or any premature withdrawal of deposited securities based on it, until such a payment has been made. In addition to this, the depositary bank can withhold any dividends or distributions, or make deductions from distributions on or in relation to deposited securities, or is entitled to sell privately or publicly for owner's account all or part of the deposited securities (after appropriate means have been applied to inform the owner prior to such a sale) and can use such dividends, distributions, deductions or sales proceeds for the payment of such tax or statutory levies. The owner of the aforesaid is liable for any remaining debts. In the event of such a sale the depositary bank can, if appropriate, reduce the number of evidenced ADS's in order to reflect such a sale and can distribute the net proceeds from such a sale or the remainder of such an asset after deduction of such a tax or statutory levies to the owner.

1.5.8 Disclosure of interests

The depositary bank and all beneficiary owners agree to follow any current regulations of the German law and the statute of the company with respect to any information on shareholdings of such a person. The depositary bank and all beneficiary owners accept that such regulations at the point of conclusion of contract include sections 21 and 22 of the Securities Trading Act and section 20 of the AktG. The deposit bank and all beneficiary owners agree at the point of conclusion of contract that (i) the statutory duty of information as stated in the Securities Trading Act applies to any person whose voting rights in the company reach or exceed 5 %, 10 % 25 %, 50 % or 75 %, either directly or by inclusion in accordance with section 22 of the Securities Trading Act or who, after reaching or exceeding of such a threshold fall below this threshold and (ii) that the statutory duty to report in accordance with the German Stock Corporation Act applies to any companies which, either directly or by inclusion, as applicable, has exceeded 25 % of the shareholding or 50 % of the shareholding or voting rights of the company in accordance with section 20 (2) or section 16 (4) of the German Stock Corporation Act or which, after having exceeded one of the two thresholds in the past, do no longer reach such a percentage. The depositary bank and all beneficiary owners confirm that the omission of a beneficiary owner to present any required information on shareholdings in good time, may result, with respect to shares in which such a beneficiary owner participates, in certain rights, including the voting rights, to be withheld.

1.5.9 Depositary bank charges

To an extent as stated within legal restrictions and in accordance with the regulations of the respective stock exchange at which the ADS's in question are listed or licensed for trade, the depositary bank is entitled to demand charges of (a) fees of USD 5 or less per 100 ADS's (or part hereof) that are evidenced by handed over or surrendered ADR's, from any person receiving ADR's against a share deposit, including ADR's which are issued with regard to dividends, subscription rights or other distributions (according to the definitions of such regulations in clause (11)) including alterations relating to deposited securities (in accordance with clause (14)) and to charge the same fees to any person surrendering ADR's for the purpose of premature withdrawal of deposited securities; (b) to charge a fee of USD 0.02 or less per ADS (or part hereof) to all owners for any cash distributions according to the provisions of this agreement and this ADR and any distributions of securities in accordance with clause 11 (d); (c) to charge a fee for the distribution of securities in accordance with clause 11 (d) at an amount which corresponds to the issue fee for ADR's, as referred to above, and which would have become due at the time of deposit of such securities (for the purpose of this section (c) all securities are treated the same way as stocks and shares) but the respective securities are instead distributed to the owners by the depositary bank and, (d) to charge for any other fee payable by the depositary bank, any representative of the depositary bank, inclusive of the manager, or the representatives of the representatives of the deposit bank in connection with the processing of shares or other deposited securities (this fee is fixed by the registered owners as of the date fixed by the depositary bank in accordance with the agreement and charged at the discretion of the depositary bank by debiting such charges to such owners, or by deducting such a fee from one or more cash dividends or other cash distributions). Any other depositary bank fees and charges and its representatives (with exception of the manager) shall be paid by the company but only within the framework of the contracts formed occasionally between the company and the depositary bank, with the exception of (i) expenditure for share transfer or other tax and other statutory levies (which are to be paid by the owners or persons who deposit or withdraw shares), (ii) expenditure for telegram, telex and fax transmissions and delivery charges which arise on request of persons depositing shares, or owners who hand over shares, ADR's or deposited securities (and which are to be paid by such persons or owners), (iii) any transfer or registration fees which are charged by third parties for the transfer of any deposited securities (and which are to be paid by persons depositing shares or owners who withdraw deposited securities prematurely) and, (iv) expenses for the depositary bank occurring in connection with the conversion of foreign currency into USD (which are to be paid out of the foreign currency).

1.5.10 Available information

The agreement, the statute of the company and written communications received by the custodian and the depositary bank from the company in accordance with section 11 of the agreement are available for inspection for owners at the offices of the trust department of the depositary bank and at the offices of the custodian. The depositary bank will send such notices on request and at the expense and by delivery of the company (or alternatively English translations of summaries of such notices) to the owners. All notices are available in German if required by an owner and if the German versions of such notices were made available by the company. At present, the company is in the process of making certain public files and documents available to the US Securities and Exchange Commission which are required according to foreign law or in accordance with provision 1293-2(b) of the US Securities Law. These aforesaid reports and documents are available for inspection and copying at the public information facilities which are run by the commission and which, at the point of contract conclusion were situated at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, USA.

1.5.11 Dividends on deposited securities

After acceptance of a dividend on deposited securities by the depositary bank or the fund manager and dependent on section 6 of the agreement and clauses (4), (7) and (9) of this ADR, the depositary bank shall distribute as quickly as possible to each owner who is, according to the due date set for this purpose by the depositary bank, entitled to it, in proportion to the number of deposited securities (for which the following dividends are accepted by the custodian) that form the basis for the ADR's of this owner the following dividends:

(a) **Cash**. Any USD available to the depositary bank due to a cash dividend or other cash distributions or net proceeds from sales of any other distributions, or parts hereof, which are authorised in this clause (11) ("cash") on an average or other executable basis, subject to appropriate adjustments for (i) withheld tax or other statutory levies, (ii) the fact that such a distribution is illegal or in view of certain owners impossible, (iii) a deduction for expenses of the depositary bank, which arise (1) from the conversion of any currencies into USD and, (2) from the execution of sales with public or private means in a commercially sound way and, (iv) the fees met by the depositary bank. Only complete USD and cents are distributed (cent fractions are rounded up to the next total cent and distributed to the entitled owners).

(b) **Shares**. (i) Additional interim ADR's, which certify whole ADS's that represent any shares available to the depositary bank and which stem from a dividend comprised of shares or free distribution on deposited securities ("share distribution") and, (ii) USD which are available and stem from the net proceeds of share sales from a share distribution which would result in minor ADS's if additional ADR's were to be issued and if the conditions of the clause "cash" apply. If additional ADR's are not distributed in this way, each ADS shall from then on represent the additional shares which were thus distributed to the deposited securities. The depositary bank shall instruct the custodian, to ensure that all shares which are distributed according to the distribution described in this paragraph are kept in a separate account during the blocking period. After the blocking period the distributed shares are no longer kept separately and, if interim ADR's were issued, such interim ADR's are automatically converted into ADR's which no longer constitute interim ADR's.

(c) **Subscription rights**. (i) To the extent as the company has thus instructed the depositary bank and has presented the depositary bank with sufficient evidence (which may include a written report by an U. S. attorney to the company) (the company is not obligated to submit such evidence) that the depositary bank can carry out regularly the distribution of such subscription rights, warrants or other instruments that represent ("subscription rights") the subscription rights for additional ADR's with respect to subscriptions rights for additional shares or subscription rights of any kind which are available to the depositary bank as the result of a distribution of deposited securities or, (ii) to the extent at which the company does not present such evidence and / or instructs the depositary bank in such a way, and the sale of subscription rights is considered as executable by the depositary bank after consultation with the company, (sales of this kind are carried out immediately and at an executable extent at the German stock exchange which trades in these shares), any USD which are available to the depositary bank and represent the net proceeds of subscription right sales, and furthermore apply to the conditions stated under the clause "cash" or, (iii) in the event that both conditions do not apply (i) and (ii) null and void (all subscription rights can expire). In circumstances in which subscription rights would otherwise not be distributed, the depositary bank can, on application by an owner who demands the distribution of warrants or any other instrument, in order to make the subscription rights for the ADS's of such an owner distributable, make these subscription

right for such an owner available, after written notification has been sent by the company to the depositary bank that a) the company has taken the responsibility for the decision to allow such subscription rights and, (b) such an owner has drawn up documents which are required rightly from the company at their own responsibility under the current law. If the depositary bank distributes warrants or other instrument for warrants to all or some owners, the depositary bank shall on behalf of such an owner take up the subscription rights and buy the shares, and the company shall hand over the thus purchased shares on behalf of such an owner to the depositary bank but only after receiving instructions from such an owner that he would like to take up subscription rights for such warrants or other instruments and after payment of the purchase price or another sum which will be stated for the exercising of subscription rights, after payment of the already announced fees and charges of the depositary bank and all other fees connected with such warrants and other instruments by such an owner to the depositary bank. As the representative of such an owner the depositary bank shall deposit the thus purchased shares in accordance with the agreement and instruct the custodian to keep such shares in a separate account for the duration of the blocking period and to issue and hand over interim ADR's to the owner. After expiration of the blocking period the distributed shares are no longer kept separately and the interim ADR's are automatically converted into ADR's which are no longer considered interim ADR's.

(d) **Other distributions**. (i) Securities available to the depositary bank and originating from other distributions which do not consist of cash, share distributions or subscription rights ("other distributions") acquired by means which the depositary bank considers as legal, fair and executable after consultation with the company or, (ii) to the extent to which the depositary bank after consultation with the company does not consider the distribution of such securities legal, fair and executable, all those USD which are available to the depositary bank as net proceeds from sales of other distributions, and furthermore apply the conditions stated under clause Cash.

To the extent to which the depositary bank after consultation with the company decides that any distribution is not legal or, in view of all owners, not executable, the depositary bank can carry out such a distribution that in the view of the depositary bank meet the legal requirements and is practical, including the distribution of foreign currencies and securities (or appropriate documents which certify the right of receipt of foreign currencies or securities) or withhold the aforesaid with respect to the ADR's of such an owner as deposited securities (without accepting liability for interest payments for them or their investment).

Notwithstanding any provisions to the contrary in any other contrary statements the company is not responsible (i) for the registration of any ADR's, shares, subscription rights or other securities described in clause (11) in accordance with the Securities Law nor (ii) nor to take any steps which allow the distribution of such ADR's, shares, subscription rights or other securities in accordance with the US Securities Law.

e) Notwithstanding any statements to the contrary in this document it is not the depositary bank's responsibility to convert any sums of money to which the owners may have a legal claim into USD or to distribute these if the owners have required in writing that these sums are to be paid in foreign currency.

1.5.12 Due dates

The depositary bank shall fix a due date (that (a) in the case of a distribution if at all possible should be the same date as the date of distribution set by the company, and (b) in all other cases is set after consultation with the company) for the determination of owners who are entitled to the distribution on, or in respect to, deposited securities and, who are entitled to give instructions the exercising of any voting right, who receive

notices or are to act with respect to any other matters, but only such owners who are registered at the close of business on such a date shall be given entitlements.

1.5.13 Voting rights on deposited securities

The depositary bank shall contact the owner as soon as possible after receiving any notices (to be forwarded to the beneficial owner) from the company about any meetings or declarations of consent or voting authorisations of owners of deposited securities by sending a letter (the "notice"), (a) which contains such information as the company has sent in its notice or invitation to the depositary bank, including any invitations, (b) which state that every owner is entitled to give instructions to the depositary bank with respect to exercising of voting rights relating to the deposited securities which are the basis of the ADR's of such an owner on the due date set for this purpose by the depositary bank in accordance with the current law and the statute of the company, (c) which states how and when such instructions can be made, (d) which contains an explanation that in the event in which no voting right instructions are received before, or on the due date, the owner has automatically instructed the depositary bank to allow the custodian to vote on his behalf with respect to the shares, or other deposited securities, to ensure that the voting right for such shares or other deposited securities is executed in accordance with section 135 of the AktG, (e) which has enclosed a voting rights recommendation (the "recommendation") that was prepared by the custodian in accordance with section 128 (2) of the AktG, including a translation of the aforesaid and, (f) which contains an explanation that, the depositary bank on written request and at the owner's cost and, under the condition that any justified requirements stated by the depositary bank (which might contain the deposit of the ADS's of such an owner in a blocked account or transfer restrictions for the ADR of such an owner) will provide such an owner with the necessary documents that enable such an owner to benefit from such a meeting.

After the depositary bank has received such instructions as described above from the owner on such a due date, or on a date set by the depositary bank for this purpose, the deposit bank shall try, as far as practical and legally permitted, and in accordance with the statute of the company and the regulations for the preparation and determination of deposited securities (i) to take up or allow to be taken up the voting right for the number of deposited securities which form the basis of the ADR's of such an owner, (ii) to make the necessary documents under observance of all justified conditions (which may include the deposit or transfer blocking for ADR's of such an owner) required for the participation in a meeting of owners of deposited securities available on request to an owner who so far has not given such instructions on the exercising of voting the right relating to the deposited securities which refers to the number of deposited securities that form the basis for the ADR's of such a proprietor.

The depositary bank is not entitled to execute the voting right for deposited securities nor to arrange for it to be executed but has to follow procedures in accordance with the instructions that it received from the owners of ADR's (or those that are assumed set, as explained in the following clause).

Subject to the following clause the depositary bank shall grant voting proxy to the custodian in cases where no instructions from the owner (who was sent a notice within the specified period by the depositary bank) for the exercising of the voting right relating to the deposited securities which form the basis for the ADR's of such an owner have been received before, or on the date fixed, for this purpose by the depositary bank and where such an owner does not communicate his intentions to take part in the meeting and to exercise his voting right to the depositary bank within the specified period as it is assumed in these cases that, and the depositary bank shall treat such an owner as if, he had instructed the deposit bank to grant voting proxy to the custodian for such shares, or

other deposited securities, so that he can exercise the voting right for such shares or deposited securities in accordance with section 135 of the AktG.

Notwithstanding any provisions to the contrary in this agreement in cases where the custodian omits to submit the recommendations at least twenty-one (21) calendar days prior to a meeting of holders of shares and other deposited securities for which the depositary bank had received a notice from the company according to the terms of the agreement, the depositary bank shall send such a notice without the recommendation (and without reference to any voting proxy that is to be granted to the custodian) to the owners as stated above and that in all cases where the depositary bank does not receive any voting instructions that relate to the deposited securities which form the basis for the ADR's of such owners at, or before the set date, no votes shall be cast for such deposited securities.

The depositary bank shall strive to ensure that, in all cases where it exercises the voting right or arranges for the voting right to be exercised for shares or other deposited securities within the terms of this clause (13), the same number of shares and other deposited securities are deposited as it has received voting instructions from the holders (or voting instructions which are considered as such) in accordance with the agreement. In the event that at such a point in time the number of shares or the number of other deposited securities that are deposited in accordance with the agreement is smaller than the number of shares or other deposited securities for which the depositary bank had received voting instructions (or voting instructions which are considered as such), the depositary bank will cast a vote for such shares or other deposited securities according to such instructions (or voting instructions which are considered as such) and shall match the number of securities for which votes are cast accordingly, in the right proportion.

1.5.14 Changes concerning deposited securities

Subject to the clauses (4), (7) and (9) any change of the nominal or principal value, any share splitting or consolidation or other reorganisation of deposited securities, any share distribution or other distribution that was not distributed according to clause (11), or any recapitalisation, reorganisation, fusion, liquidation or other events affecting the company structure, or the sale of all or significant company assets, any cash or securities accepted by the depositary bank in connection with any deposited securities shall be considered as securities below, and any ADS evidenced by this ADR shall automatically represent the proportional share in the thus formed deposited securities. In cases of this kind the depositary bank can, and is obligated to, if so required by the company, distribute the part of the cash or securities which were received in this way and to issue and hand over additional ADR's or to demand the surrender of ADR's in circulation which are exchanged for new ADR's and describe and certify the ADS which forms the new deposited securities.

1.5.15 Exemptions

The depositary bank, the company, and their respective employees, directors, subsidiaries and representatives (a) will not accept liability (i) if the laws, directions, stipulations of any supervisory authority or stock exchange, the regulations of or the application of any deposited securities, acts of god, war or other circumstances beyond their control prevent or delay any action that has to be taken by the depositary bank according to this agreement or this ADR or make it a punishable offence or, (ii) if they, in good faith and at their own discretion which they are granted within the terms of this agreement, execute or do not execute, (b) will not accept any duties besides those which are explicitly stated in this ADR and the agreement and which are to be fulfilled at their extent, without negligence and not against good faith, (c) will not be obligated to take part

in an act, law suits or legal proceedings in connection with deposited securities or this ADR or to pursue or defend them, (d) this also applies to any act or omission due to trusting the advice or information of attorneys, auditors, any person depositing shares, any owner or beneficiary owner of ADR's or any other persons who they, in good faith, trusted to have the competence to give such advice or information. If the depositary bank, the company and their respective representatives take actions based on written notices, instructions, directives or other documents which they, in good faith, believe to be genuine and which were signed or submitted by the appropriate person or persons, they are permitted to rely on these and are therefore covered. The depositary bank and its representatives shall not be responsible for any omissions in the execution of voting instructions for any of the deposited securities, for the result of such a vote or for the impacts of such a vote. The depositary bank shall not be responsible for the actions or omissions of a subsequent depositary bank, regardless of the fact, whether the actions or omissions are connected to earlier actions or omissions of the depositary bank or in connection with matters that only come to light to their full extent after the depositary bank was removed or given notice, provided that the depositary bank has fulfilled its duties as depositary bank in the matter out of which liabilities could arise, without negligence and not against good faith. The depositary bank and its representatives are permitted to own and trade in any type of security made available by the company and its subsidiaries as well as ADR's. The company has agreed in the agreement to secure the depositary bank under certain conditions against loss and damage and the depositary bank has likewise agreed to secure the company under certain conditions against loss and damage. None of the conditions stated in the agreement or in this document intend exclusion of liability within the meaning of the Securities Trading Law.

1.5.16 Amendments

Subject to the last sentence in clause (4) the ADR's and the agreement can be amended by the company and the depositary bank without prior consent by the owners, provided however, that any amendments introducing or rising fees and charges (other than those of subsections (i) to (iv) of clause (9)) or such which would infringe substantial rights of the owners, come into effect 30 days after the owners were informed of such an amendment. It is assumed that any owner or beneficiary owner will agree to such an amendment as he shall, at the time when the amendment comes into effect continue to receive ADR's or part hereof and subsequently be committed to the ADR's and the contract amended by this.

1.5.17 Termination of the agreement

After receiving written instructions by the company the depositary bank will give notice of the withdrawal of this ADR and terminate the agreement by sending a notice about such a termination to the owners at least 30 days before the set termination date. After informing the owners according to the procedure described in the last sentence of this clause (17) the depositary bank is entitled to give notice at any time after 90 or more days subsequent to sending a written notice of termination to the company, provided that, prior to the end of this 90 days period, no other depositary bank in accordance with clause 10 of the agreement has been appointed and has accepted the appointment. After the set date of termination neither the depositary bank nor its representatives shall take any further actions according to the provisions in this agreement and this ADR, apart from the notice to the owners about such a termination, the acceptance and safekeeping (or sale) of distributions on deposited securities and the handing over of deposited securities which were prematurely withdrawn, together with such distributions on deposited securities (after deduction of fees and charges by the depositary bank). The depositary bank is entitled to sell the deposited securities after a period of one year after the set termination date and subsequently (as long as legally permissible) and, in accordance

with the agreement, without making any investments and without being responsible for interest, to keep in safe custody the net proceeds of such sales, together with other cash that is kept in safe custody, for the proportional, beneficial use of the owners of ADR's that were not prematurely surrendered; with respect to proceeds such owners will become general creditors of the depositary bank. After the conclusion of such a sale the depositary bank shall be released from any obligations in connection with this agreement and this ADR apart from rendering the account for such net proceeds and other cash sums (after deduction of fees and charges by the depositary bank) and its obligation to secure the company against damage and loss. After the set date of termination the company shall be released from any obligations apart from its payment obligations and the obligation to secure the depositary bank against damage and loss.

1.6 Listing, delivery, subscription period and payment and subscription rights

The subscription right is applied in accordance with the directives of the AktG.

Payment of the allocated ADR's shall be made on receipt of the subscription confirmation from HPM GmbH. Payments shall be effected to the business account of DBH AG at the Commerzbank AG in Düsseldorf, account number 4904702-1, sort code 30040000.

The subscription period shall commence on 15.04.00 and end on 15.07.00. DBH AG is authorised to shorten or extend the subscription period as required. However, the subscription period may not end before 15.05.00 and it may only be extended for a maximum of 3 months, i.e. until 15.10.00. The minimum subscription volume is DM 7,500 (500 ADR's).

After subscription and payment, the ADR's will be issued by the deposit bank. These ADR's will be delivered immediately after issue.

It is envisaged that after the issue of the new ADR's steps will be taken for the integration in the existing ADR agreement. DBH considers an initial period of 1 to 5 months for the issue of the ADT's and the subsequent authorisation process to be realistic. It initially plans to obtain a listing at the OTC in the USA together with the existing ADR's. For this purpose the appropriate market makers or brokers will be contacted.

Afterwards the company envisages a listing of all ADR's at Nasdaq and later at a German OTC market via a German broker house. The necessary steps, e. g. the obtaining of the status "Reporting Company" or the registration of the ADR's at the SEC have been introduced and the process is expected to be finished by the middle of the year 2000.

1.7 Utilisation of the issue proceeds/costs

Volume of issue (incl. Greenshoe)	DM 4,800,000.00
Minus	
Estimated issue costs	DM 720,000.00
Net proceeds of existing shareholders:	DM 867,000.00
Estimated net issue proceeds	DM 3,213,000.00

Subject to complete placement, DBH AG expects to realise net issuing revenue of DM 3,213,000.00. The one-off costs for DBH incurred by the issue will be approximately 15 % of the issue proceeds. The company intends to essentially support the business of its subsidiary, HPM GmbH. It also plans additional participations in new, growth-driven companies of the Internet sector. For detailed plans see chapter 6.2

1.8 Inspection of documents

The documents specified in this prospectus pertaining to the issue of the ADR's or the foundation of the company (e.g. foundation documents, balance sheets, important contracts etc.) can be inspected at the domicile of the company, Garather Schlossallee 19, 40595 Düsseldorf from 15.04.00 to the end of the placement period.

2 Risk factors / investment considerations

Before investors decide to purchase or subscribe to ADR's of DBH AG, they should familiarise themselves with the content of this prospectus. The purchase of this share is not comparable with a safe investment in the conventional sense and is therefore a speculative transaction. As is the case with any investment in shares, the investment period should definitely be considered as long-term. For your further information, we have listed the main risk factors in the following:

2.1. Internal risks: Investment in HPM GmbH

2.1.1 Dependence on markets and/or competition

The risks specific to DBH AG are presently restricted to the company's full subsidiary, HPM GmbH, which is the most important and only active business operation of DBH AG at the moment. HPM GmbH operates in a limited market, as do all business enterprises. This market is divided into two segments: the first market (FRG), in which HPM GmbH recruits its customers and the second market (USA), in which the customers of HPM GmbH operate. There is a strong dependency for HPM GmbH in both markets. If, for example, the overall economic situation in Germany deteriorates considerably or a general trend rejecting US securities business develops or, if the legal framework conditions for financial service providers in general or for HPM GmbH in particular should become disadvantageous for HPM GmbH as a result of amendments to the German Banking Act (KWG) or, if there is a drastic intensification of the competitive situation among providers, the sales and profit situation of HPM GmbH is likely to be negatively affected. In the second market of HPM GmbH, the company is, to a great extent, dependent on the overall world stock market situation in general or the situation of the US stock market in particular. Although HPM GmbH offers concepts which are still profitable in a declining aggregate market, it cannot guarantee sustained interest for its products in a slumping market. Furthermore, exchange rate movements on official foreign exchange markets in general or the fluctuation of DM/Euro-Dollar parity in particular, could lead to a decline in interest for the HPM GmbH products.

2.1.2 Dependence on other companies or persons

Any company, such as HPM GmbH, which demands wide expertise and intensive personal commitment of its employees is also highly dependent on its existing employees and future employees. The loss of all or some employees can only be overcome with high costs and, at least, short-term quality impairments.

The termination of the clearing agreements between HPM GmbH and Pershing Inc., for whatever reason, would probably lead to, at least, a short-term increase in labour requirements and costs, which could have a negative effect on the profit situation. If, after the termination of the clearing agreement, no new US deposit bank is willing to co-operate, the continuance of US business and thus the core business operations of HPM GmbH would be put at risk.

2. 1.3 Dependence on products/concepts/press/data

The success of HPM GmbH is dependent on the success of its products/concepts. The present market success is, to a great extent, dependent on the innovative character of the products of HPM GmbH. The business success of HPM GmbH can only be safeguarded and developed if it can continue to successfully market innovative products in the future. The success of HPM GmbH therefore specifically depends on a concentration of expertise and the experience of its employees and is less measurable in terms of material values.

If, in future, other companies copy the products/concepts of HPM GmbH and compete directly with HPM GmbH, this could have a negative effect on the development of the company. Furthermore, a company such as HPM GmbH is predominantly measured in terms of the monetary performance of its customers. If HPM GmbH is not able to satisfy its customers in future, this will probably have a negative effect on future business developments. Companies such as HPM GmbH are extremely sensitive to negative press coverage. Although press coverage of HPM GmbH has been very positive to date, founded or unfounded negative press reports will have an extremely negative effect on business developments. Furthermore, the loss of, for example, customer records to competitor firms or an erroneous transfer of stock market data could have a negative effect on HPM GmbH.

2.2 Internal risks: Investment in Vision @ Technologie AG

2.2.1. Dependence on markets and competition

The success of the 54 % subsidiary Vision @ Technologie AG is to a high degree dependent on the development of emerging markets. The special achievements of Vision@Technologie's major products is the bringing together of the offline computer world with the online world of the Internet. The data carrier for this at present is the MiniROM. The future acceptance of the medium Internet as well as the readiness of companies to use the MiniROM as a intermediary between the offline and the online world have a great influence on the prospects of Vision@Technologie AG.

The structures of the market environment are changing on a daily basis, and any forecast of future developments tends to be uncertain. Technical progress could provide media and applications that might have a detrimental effect on the product markets of Vision @Technologie. A lack of acceptance of Vision@Technologie's products could also be caused by a change of demand attitudes of potential customers.

2.2.2 Dependance on other companies and persons

Vision @ Technologie AG has created a tightly woven net of contracts which form the basis for the frictionless functioning of a successful business. The innovative features of the company's products require flexible teamwork and intensive commitment from the company's employees and contract partners alike. The loss of a party would involve quality impairments and, at the worst, a drop in sales.

The business activities of Vision @ Technologie AG, that is, the distribution of the MiniROM is backed by an exclusive sales contract for German-speaking regions with GMS softmed SCRIS. The termination of a contract, for whatever reason, would at least short term, withdraw the basis for Vision @ Technologie AG's business activities and most likely affect its earnings ability in the future. Should it prove impossible to find a new partner for co-operation, the nucleus of Vision@Technologie's and even the continued existence of the business would be endangered.

2.2.3 Dependence on products and patents

The success of Vision @ Technologie AG is dependent on the success of its products. The market success of Vision @ Technologie AG products is essentially dependent on innovative features and fast marketing. If Vision @ Technologie AG can continue to launch innovative concepts on the market, business success for Vision @ Technologie AG will be certain, or may even be expanded. The success of Vision @ Technologie AG is therefore particularly dependent on the pooled knowledge and experience of its employees, and cannot be judged on the merits of its material values. If other companies

were to copy Vision @ Technologie AG's products/concepts in the future and enter into direct competition with Vision @ Technologie AG the company's development might suffer. The delay of a market launch, expenditure for legal proceedings as well as lost market shares may impair the income of Vision @ Technologie AG or, at the worst, even prevent the continuation of business activities.

2.3 Control of the company

After the listing of the ADR's (incl. Greenshoe) the sole member of the managing board of DBH AG, Mr. Hery Littig will hold 59.37 % of the outstanding shares in DBH AG and will have a considerable influence on the company.

2.4 Dividends and distributions

DBH AG is currently working as a profitable company creating profit. Despite this it is not intended in the near future to distribute dividend to the shareholders. The profits made by the company will be retained and ploughed back into the company. For this reason investors can at present only achieve value increases or returns via price increases of the shares.

2.5 General risks

2.5.1 Basic risks of investment in securities/ ADR's

An investment in securities/ADR's, and thus, also, ADR's of DHB AG, is basically a speculative investment which, in the worst case scenario, can result in total loss. This is often the case when the public limited company in question, in this case, DBH AG, files for bankruptcy and/or is unable to find any more investors for the shares / ADR's. The ADR's issued by DBH AG should under no circumstances be purchased on the basis of a loan.

2.5.2 Specific risks of investment in ADR's

There are no major differences between investment in securities and investment in ADR's. However, the most important differences can be found in the ADR agreement, which should be inspected in full after conclusion of the same on the business premises of DBH AG or in summarised form on the ADR.

It is intended to integrate the new ADR's into the currently existing ADR agreement with the Bank of New York. The Bank of New York as depositary has concluded an ADR deposit agreement with DBH AG – see printed version in chapter 1.5 -. However, the successful integration of the new ADR's into the agreement cannot be guaranteed. If, for whatever reason, the integration of the new ADR's into the current agreement with the Bank of New York cannot be achieved, and no other depositary bank can be found, the investor must be aware that in such a case it would prove impossible to issue ADR's based on the ordinary shares. In this event the investor would receive ordinary shares of DBH AG instead of the ADR's, at the same proportion (1 ordinary share = 4 subscribed ADR's).

The listing of the ADR's in the USA would then not take place and DBH AG would, in this event, apply for a listing of ordinary shares at a German OTC market via a German OTC broker.

2.5.3 Currency risk

DBH AG initially intends to list the ADR's issued on the ordinary bearer shares in one segment of the US stock market. The price will be fixed in US dollars. Although the underlying instrument will be settled in DM, currency market fluctuations, especially with regard to DM/Euro-Dollar parity, could have considerable influence on share price to the detriment of the investor.

2.5.4 Prerequisites for a listing/non-tradability of the shares

DBH AG will issue ADR'S on its ordinary bearer shares via the deposit bank.
After successful registration in the USA these will be traded together with the old ADR's. An ADR essentially certifies the same rights as the ordinary bearer share on which it is based. A summary of the ADR agreement text is printed on the rear of the ADR certificate. If, for whatever reason, the issue of the ADR's does not take place or, if the joint listing with the old ADRs should fail, DBH AG would then not apply for a listing in the USA. In this event DBH AG will apply for a listing in a segment of the German OTC market. If such an application is unsuccessful, for whatever reason, there would be no organised market for DBH AG shares in the foreseeable future and the investor would have to find a purchaser for his shares himself, until a listing is eventually made.

Before ADR trading can commence, special application must be made to the SEC for the registration of the ADR's. At best, this will take one month, at worst, six months. However, it is also impossible to guarantee the positive outcome of the registration. HPM GmbH will also focus on a prompt listing at a German OTC market in this event.

2.5.5 General risks of a listing at an OTC market in the USA/ market- regulating operations

The value of a share/ADR depends, to a great extent, on the attainable price. This price is generally subject to relatively strong fluctuation, depending on a number of factors such as, for instance, the current business situation, the macro-economic situation, the current interest rate or simply supply and demand for the share/ADR in question.

Market liquidity plays a decisive role, especially in OTC markets. There are often too few investors purchasers for a share/ADR issue, especially when a relatively high number of shares / ADR's are to be sold over a short period of time. This can result in a steep price decline. Strong purchasing activity can also lead to a dramatic increase in price of the share in question. The difference between the buying rate and selling price of the share can be considerable, especially in the OTC market and, in some cases, the buying rate is double the selling price. There is also no guarantee that the market maker handling the share/ADR can sell or buy the share/ADR at the specified price. In some cases, it is traded at a markedly lower or higher price.

2.5.6 Placing risk

If a minimum placement of 100,000 ADR's has not been achieved by the end of the subscription period, the issue will be considered to have failed. This would be the equivalent of minimum issue proceeds of DM 1,500,000.00. The investor's stake will then be reimbursed but without interest. The investor must be aware that the official subscription period may be extended if necessary.

If the subscription is between 100,000 and 240,000 ADR's at the end of the subscription period the investor must be aware that the net issuing proceeds will be proportionately lower and it is therefore possible that the planned investments cannot be realised.

2.5.7 Stock Option Plan

As a special incentive, DBH AG has decided to offer employees of DBH AG, in particular, the management board and the employees of subsidiaries and affiliated companies,

special remuneration in the form of DBH AG stock options. These entitle the holder to purchase DBH AG shares at a fixed price. Entitlement to redeem the stock options is dependent on an increase in the price of DBH AG stock.

However this measure, which was decided in the interest of all shareholders, may lead to the flotation of additional shares on the stock market if these options are exercised. The selling activities of stock option holders can therefore have a negative effect on the share price. The entire Stock Option Plan can be inspected at the business premises of DBH AG.

The essential aspects of the Stock Option Plan are:

DBH AG is entitled to issue stock options which only entitle the holder to purchase DBH AG ADR's but only if the redemption price of DBH AG ADR's (converted into DM) has been

1. 100 % higher than the issue price of the 2nd offering (= DM 30), or
2. 300 % higher than the issue price of the 2nd offering (=DM60), or
3. 700 % higher than the issue price of the 2nd offering (=DM 120). for at least for 5 consecutive days

In this event

1. 160,000 ADR's at four times the par value (=DM 5), or
2. a further 240,000 ADR's at eight times the par value (DM 10), or
3. a further 240,000 ADR's at sixteen times the par value (DM 20)

will be issued.

3 General part

3.1 Foundation, domicile and purpose of the company

DBH AG was founded at the founders' meeting of 09.07.98 and entered in the Commercial Register at the Düsseldorf local court under the number HRB 36342 on 21.08.98. The share capital of the company is DM 100,000, divided into 20,000 ordinary bearer shares, each with a par value of DM 5.00.

Shareholders, members of the supervisory board and the management board have not been granted any special benefits to the detriment of the company. The foundation costs are borne by the company.

The domicile of the company is Düsseldorf.

The purpose of the company is to participate in other companies and associated transactions, in particular, the acquisition of the stock and business operations of HERMES Portfolio Management GmbH in Düsseldorf-Garath. However legal and tax consulting activities and such activities which require special legal permission are excluded.

The company may undertake transactions and associated transactions which serve the attainment and promotion of the purpose of the company, in particular, it may acquire other companies of the same or a similar type, participate in these companies and establish branches.

3.2. Capital structure

3.2.1 ...at foundation

Foundation partner of the company was Mr Henry Littig with 20,000 ordinary bearer shares each of DM 5.00 i.e. with a nominal value of DM 100,000.00.

The audit certificate of the formation auditor, Dr. Zacharias – Dipl.Kfm. Demmer, Wirtschaftsprüfungsgesellschaft (Firm of Certified Public Accountants), Theodor-Heuss-Ring 44, 50668 Cologne is as follows:

We hereby issue the following audit certificate on the basis of our audit:

"Based on the audit which we performed in accordance with our professional duties and with sections 33,34 of the German Stock Corporation Law (AktG) we confirm that the documents and records which were submitted to us and the statements and information which were provided to us by the founders with regard to the take over of shares, the initial contributions and the assessment are correct and complete in accordance with section 26 AktG."

Cologne, August 3,1998

Dr. Zacharias – Dipl.-Kfm. Demmer
Wirtschaftsprüfungsgesellschaft
(Firm of Certified Public Accountants)

Dipl.-Kfm. Engels
Certified Public Accountant

3.2.2 ...at the time of print

115,000 ordinary shares are at present deposited at the Bank of New York. The remaining 285,000 ordinary shares are held by Mr.n Henry Littig. Mr. Henry Littig holds 71,25 % of shares in DBH AG.

3.2.3 ... after the secondary offering

During the secondary offering 160,000 ADR's will be issued as a capital increase, a further 80,000 originate from the possession of existing shareholders. After the secondary offering incl. Greenshoe Mr. Henry Littig will hold 59.37 % of the 1,920,000 ADR's. There are no other substantial minority holdings.

3.2.4 Maturing stock options

All existing shareholders acting as sellers in the secondary offerings are employees of DBH AG who have obtained their shares when reaching the first level of the stock option plan. None of these existing shareholders, apart from Mr.n Henry Littig, holds a substantial share in DBH AG (that is no holding above 5 %). The holding of Mr.n Henry Littig is stated in chapter 3.2.3.

3.2.5 Resolutions of the shareholders' meeting of 10.09.98

At the shareholders' meeting on 23.03.2000 a single or progressive capital increase of up to nominal DM 1,000.000.00 for cash was resolved. The funds for the capital increase will also be raised by a placement of shares. The authorisation of the managing board of the DBH AG will expire on 31.12.2001.

The subscription right for existing shareholders of the Bank of New York and Mr. Littig will be applied in accordance with the AktG.

3.3 Subject matter of the prospectus

The subject matter of the prospectus are the 240,000 ADR's, issued to a nominal value of DM 300,000.00 on ordinary bearer shares, divided into 60,000 shares. Each ordinary share represents DM 5.00 of the share capital and each ADR DM 1.25 of the company's share capital.

The issue costs, including the costs of the capital increase, are provisionally expected to be up to DM 720,000. The proceeds of the placement after costs of DM 3,213,000 will predominantly serve the expansion of the present activities of HPM GmbH, the expansion of the business operations of HPM GmbH, the expansion of business operations as well as the investment in new emerging companies in the finance and Internet sectors.

The Internet sector in particular is targeted and developed as an investment platform. This involves on the one hand the acquisition of investment opportunities by DBH AG and on the other hand the investment in new emerging Internet companies. These investments are of a financial, advisory and operative nature.

The form of stock/ADR certificates and the dividend and renewal coupons will be determined by the managing director and approved by the supervisory board. There is no entitlement to individual certification. The managing director may compile the shares/ADR's of each shareholder in a multiple certificate.

The share capital will be certificated in a global certificate with global dividend coupons and held at the depository of the deposit bank. The ADR's may only be delivered via DTC transfer or in person.

3.4 Organs of the company

3.4.1 The managing board

of the company is represented by one or more persons. The number of managing board members is determined by the supervisory board. The supervisory board can appoint the be adopted with single majority. In the event of a parity of votes the vote of the CEO is decisive. The supervisory board can establish rules of procedure. The distribution-of-business plan requires the agreement of the supervisory board.

The members of the managing board have to conduct the company's business in accordance with the laws, the statute, the rules of procedure for the managing board and the distribution-of-business plan. The company is represented by two managing board members or a member of the supervisory board and a holder of a general commercial power of attorney. The supervisory board may grant managing board members individual power of attorney. The supervisory board can state, either in the rules of procedure or by resolution, that certain kinds of business are dependent on its agreement.

The members of the managing board at present are the following persons:

Henry Littig, Gütchen 8, 42781 Haan

From the time of foundation on 09.07.1998 until the end of August 1998 the members of the managing board did not receive any remuneration. Due to a resolution passed at the shareholders' meeting on 10.09.1998 Mr. Henry Littig now receives a monthly remuneration of DM 2,500.00.

3.4.2 Supervisory board

The supervisory board has three members. The term for which they are appointed ends after the shareholders' meeting which passes the resolution to accept the director's report in the fourth business year after the commencement of the term of office. The business year in which the board is appointed is not counted. The supervisory board may be re-elected. In accordance with section 30, subsection 3, AktG, the first supervisory board of the company is appointed for the period until the shareholders' meeting which passes the resolution to accept the director's report for the first abridged business year.

According to the memorandum and articles of association, substitute members for one or more members of the supervisory board may be appointed at the same time as the ordinary members. In an order to be determined at the election, these shall replace the members of the supervisory board for whom they have been appointed substitute if these members resign from the board before the end of their period of office. The substitute member shall serve on the board until the next or next but one shareholders' meeting if an election is held to appoint a replacement member. Otherwise, it shall end at the end of the period of office of the member who resigned from the board. If a member of the supervisory board is appointed to replace the person who resigned, he shall remain in office until the end of the term of the member of the supervisory board who resigned. If the subsequent election to replace a member of the supervisory board who resigned prematurely results in the substitute member leaving the board, a three-quarters majority of votes cast is required for the adoption the resolution on the substitute election.

Each member of the supervisory board may resign subject to three months' notice. The resignation must be submitted in writing to the managing director and notification given to

the chairman of the supervisory board. This does not affect the right to resign for important reason.

The supervisory board shall elect one of its members as chairman and one or more deputies at its first meeting after the election. This applies to the period of office of the persons elected or a shorter period to be determined by the supervisory board. Deputies have the rights and duties of the chairman of the supervisory board in the event that he is unavailable. If there are several deputies, the order determined at their election is decisive.

If the chairman or his deputy resigns from the board prematurely, the supervisory board shall hold a new election immediately for the remaining period of office of the person who has resigned.

The members of the supervisory board shall receive a fixed remuneration of DM 1,500.00 for each full business year of their membership of the supervisory board, payable at the end of the business year. The chairman shall receive an amount of DM 2,000.00. Members of the supervisory board who have not been on the board for a full business year shall be remunerated in accordance with the length of their service on the supervisory board. Section113 AktG applies to the members of the first supervisory board.

The following three members of the first supervisory board were appointed

1. Daniel Hoenings, Chairman, Dipl.-Internat.-Betriebswirt/BBA, Düsseldorf
2. Dr. Ingrid Siegmund-Rux, Marketing Consultant, Erftstadt
3. Günter Trautmann; Tax Consultant, Neuss

3.4.3 Shareholders' meeting

The shareholders' meeting takes place at the domicile of the company or at an alternative location. The shareholders' meeting must be called by the management board or, if required by law, by the supervisory board.

The shareholders' meeting which passes a resolution regarding the release of the management board and supervisory board, the utilisation of profits and – if necessary – the approval of the annual financial statements (ordinary shareholders' meeting) takes place in the first eight months of any one business year.

Voting is effected in accordance with the statutes of the ADR agreement. The investor will be informed of this by the deposit bank.
Active participation in the shareholders' meeting is not envisaged.

The deposit bank shall fix the relevant voting date when it receives notification of the meeting from DBH AG.

One voting right to the value of DM 1.25, based on the share capital of DBH AG, is granted for each ADR.(see chapter 1.5):

3.5 Business year, notices, paying agent and depository agent

The business year is the calendar year. Company notices shall be published only in the Federal Gazette (Bundesanzeiger).

Depositary agent for the shares and ADR's is depositary of the deposit bank, which has not been determined as yet. The payment of due dividends, the exercise of subscription rights and all other measures pertaining to the ADR's shall be implemented in accordance with the provisions of the ADR agreement (see chapter 1.5).

3. 6. Utilisation of profits

The shareholders' meeting passes a resolution regarding the utilisation of the net profit for the year ensuing from the approved annual financial statements. It may also determine utilisation other than stipulated in section 58 subsection 3 p. AktG (German Stock Corporation Law). If a resolution is passed to increase capital, the dividends for new shares may deviate from section 60, subsection 2, p. 3, AktG. At the end of the business year, the management board may, subject to the consent of the supervisory board, pay an interim dividend to shareholders in accordance with section 59 AktG.

3. 7. Legal disputes

The company is not presently involved in any legal disputes.

3. 8. Licenses/ concessions/ other rights

DBH AG is a holding company only and is not dependent on licenses and concessions.

3. 9. Auditor

The company engaged the services of West-Rhein-Reuhand, Dr. Zacharias and Dipl. Kfm. Demmer, Auditors, Theodor-Heuss-Ring 44, 50668 Cologne.

The auditor's opinion is as follows:

After completion of the audit we have issued the following opinion:

"In accordance with the closing result of our dutiful audit the organisation of accounting as well as the annual financial statements meets legal requirements and the articles of the company. It is our conviction that the annual financial statements convey a fair picture of the assets, financial and profits situation of the corporation in conformity with the principles of sound accounting. The status report conforms to the annual financial statements.

Cologne, April 16, 1999

Dr. Zacharias - Dipl.-Kfm. Demmer
- Auditors -

Dipl.-Kfm. Demmer

- Auditor -

The company has engaged Dr. Glade, König und Partner GmbH, Auditors and Tax Consultants,
Hamtorwall 52, 41460 Neuss, to carry out the audit for the business year 1999.

3. 10. Dividends and dividend policy

In the first business years, DBH AG does not intend to pay any dividends.

3.11 Financial part

3.11.1 Annual financial statements 1998 - balance sheet

Assets	DM (in thousands)	DM (in thousands)	1997 HPM DM (in thousands)	DM (in thousands)
Fixed assets				
Intangible assets	0		1	
Tangible assets	132		15	
Financial assets	654		83	
Goodwill HPM	1,342	2.128	0	99
Current assets				
Receivables	723		180	
Cash in banks	2,219	2,942	122	302
Prepaid expenses		20		0
Total assets		5,090		401

Liabilities and shareholders' equity	DM (in thousands)	DM (in thousands)	1997 HPM DM (in thousands)	DM (in thousands)
Equity				
Capital subscribed	1,625		50	
Profit brought forward			16	
Annual loss / profit	-230	1,422	47	113
Provisions				
Tax provisions	203		63	
Other reserves	194	397	11	74
Payables		3,262		144
Special reserve item		9		70
Total liabilities and shareholders' equity		5090		

Consolidated statements of income From 01.01.1998 to 31.12.1998	DM (in thousands)	1997 HPM DM (in thousands)
Gross income	1,817	845
Personnel expenses	651	357
	1,166	488
Depreciation	98	13
Other operating expenses	590	368
Other interest and similar income	40	14
Interest and similar expenses	13	11
Income from ordinary business operations	110	
Extraordinary expenses share issues	602	0
Tax for income and earnings	106	63
Annual deficit / surplus	-203	47

3.11.2 Status report for the balance sheet 1998

Business situation of DBH AG balance sheet of 1998 – Letter to the shareholders as part of the annual report:

Dear shareholders,

The business year 1998 was not only dominated by the share issue (ADR's) of our company but showed increased growth of the at present only 100 % holding in Hermes Portfolio Management GmbH (HPM).

The total earnings of HPM in 1998 increased to DM 2.44 million. This is equivalent to an increase of 180 % compared to 1997 (DM 0.86 million).

The total proceeds shown in the consolidated balance sheet (adjusted by internal turnover) for Deutsche Beteiligungs Holding AG (DBH AG) of DM 1.82 million (+111 % compared to HPM's result of 1997) greatly surpassed (+12 %) the sales forecast (DM 1.62 mio.) for 1998 made at the time of the share issue .

Even more positive is the earnings position: The income of DM 0.5 million from ordinary business operations increased significantly (+359 %) compared to the earnings for the previous year (DM 0.11 mio.). The forecast of DM 0.25 million made at the time of the issue was therefore surpassed by 100 %.

Due to expenses of DM 0.6 million incurred by the issue the annual deficit for 1998 after deduction of tax amounts to DM 0.2 million. This total result, too, surpasses the forecast made (- DM 0.75) by DM 0.55 million. Please note that the issue expenses also lie considerably below the estimated DM 1 million.

The DVFA profit for the business year 1998 before the capital increase (beginning of 1998) amounts to DM 0.44 per DBH AG ADR. This is the equivalent of a price profit ratio of about 23 with reference to the issue price of DM 10/ADR.

These annual financial statements for DBH AG have not only surpassed all forecasts but have also met its requirement to calculate at the lower edge of return.

Forecast for 1999: The present business development of DBH AG allows the conclusion that further business targets set by DBH AG for this year again have a good chance of being reached.
The fact that the independent auditor has certified an average deposit customer performance of + 128 % for DBH AG's subsidiary HPM between 31.10.98 and 01.04.99 makes HPM the best financial consultants, at least in Germany, in the stated period of time, an achievement that we, in this context, just pass on to you for your information. Those who are interested in online share information about the US market can visit our HPM website (go to www.hpm-online.de and then click on "tips & what's new") and have a closer look at the HPM commercial pages or follow the market projections of HPM GmbH on the ticker banner.

During the course of the year HPM shall try to further improve this information innovation in order to expand its presence on the Internet.

The originals of the annual financial statements (HPM/DBH) as well as any certificates are available for inspection at our business premises at all times.

With best shareholding regards,
DBH AG
Henry Littig
Managing Board

4 The business operations of DBH AG

DBH AG is a holding company which commenced business operations on 09.07.98. The first substantial participation of DBH AG is a 100% shareholding in HPM GmbH. The purpose of DBH AG is to participate in other companies of the financial and Internet sector, to furnish these with active capital, co-ordinate their activities and act in an advisory capacity to their subsidiaries.

5. Taxation in the FRG

The deposit bank, as issuer of the ADR's, has its domicile in the USA. DBH AG, as issuer of the shares has its domicile in the FRG.
In the USA, no withholding tax is levied on dividend payments of DBH AG which are distributed by the deposit bank to holders of ADR's who are residents of Germany (unless they are US citizens).
In the Federal Republic of Germany, dividend payments of DBH AG are usually subject to investment income tax of 25% in addition to the corporation tax which is paid by the company. For corporation tax paid by DBH AG, the deposit bank must apply to the German bank whose depository holds the shares and effects dividend payments requesting it to issue a tax certificate crediting corporation tax to ADR holders. These may then offset the credit notes against their income tax. The procedure for the certification of investment income tax is similar.

6 Business situation and future prospects

6.1 The business situation of DBH AG in 2000

Report by Mr.n Henry Littig, CEO:

DBH AG had a good start into the year 2000. First of all we noticed a large oversubscription at the end of the subscription period for our subsidiary Vision@Technologie AG. This is a positive sign for the great interest of the public in the activities of Vision@Technologie AG and is a good indication for the professional consulting services of HPM GmbH.

Then, HPM GmbH, too, began the year with great success. This was not only due to the successful placement of the shares of Vision@Technologie AG but also to the classic business of investment management. HPM GmbH transformed the developments at the US stock exchange into good investment results.

In addition to this we shall be able during the year to offer investment funds with an emphasis on high-tech values at the Nasdaq / new market. The development of the fund business opens completely new marketing paths and growth potentials for HPM GmbH.

Again, we are on the way to at least fulfil the sales and income forecast for the year 2000.

Düsseldorf, March, 15,2000

6.2 Current investments of DBH AG

DBH intends to extend its presence on the Internet. DM 100,000.00 have been allocated to marketing campaigns in the current year. The subsidiary of DBH AG, HPM GmbH is running a marketing campaign to promote the company via the Internet with a budget of DM 500,000.00. Additionally, the number of Internet pages (http://www.hpm-online.de) of HPM GmbH on offer will be increased.

A further DM 500,000.00 will be invested in the currently running foundation of an Internet company which is going to concentrate on online networking. The registration in the Commercial Register has been initiated and was not available at the time of print.

In addition to this, improved software for the statutory reports of HPM GmbH to the Federal Office for Securities Trading in accordance with section 9 WPHG (Securities Trading Act) will be introduced.

Due to the continuous expansion of business operations by DBH AG and its participations the company's business premises will be extended.

6.3 Business prospects of DBH AG for the next 3 years / utilization of issue proceeds:

After the placement of the secondary offering has been concluded, DBH AG will have achieved a net capital increase of approximately DM 3,213,000.00.

Starting as early as the current year DBH intends to invest DM 2,000,000.00 in already existing, or still to be founded companies in the Internet / e-commerce sector. The new

participations are supposed to be given access to the know-how and infrastructure of the DBH corporation in order to utilize synergies.

This will make DBH into a strong financial and consulting partner of Internet startups. When the time it right it is intended to assist the participations in question in their listing process.

Additionally, up to DM 500,000 will be used for marketing and the expansion of the Internet presence of the DBH corporation. The successful setup of the site www.hpm-online.de needs to be particularly pointed out in this context. The site provides information on the products offered by the subsidiary HPM as well as fairly up-to-date stock market information, recommendations and comments. It is expected that the Internet presence will reduce costs of administration in the future.

DBH AG is of the opinion that this business plan will provide the current and newly to be acquired, growth intensive business sectors with the necessary liquidity and also build up sufficient financial reserves. This strategy corresponds fully with the in-house strategy of growth on a solid financial basis.

Sales and profit forecast for DBH AG	1999*	2000	2001	2002	2003
Sales	3,268,800	4,972,700	6,750,000	9,250,000	12,000,000
Expenses	2,375,000	3,589.700	4,50,000	5,000,000	5,750,000
Operative profit before tax	893,000	1,383,000	2,500,000	4,250,000	6,250,000
Extraordinary expenses		**720,000			
Net income	893,000	663,000	2,500,000	4,250,000	6,250,000
Profit per ADR excl. of extraordinary expenses	0.56	0.72	1.30	2.21	3.20

Figures in DM, Source: Business plan DBH AG.

*DBH has already announced that the planned figures for 1999 have, at the lowest return at least been achieved. The official results are not yet available.

**The extraordinary expenses of DM 720,000.00 apply to the approximate net expenditure of DBH AG for the planned share issue in 2000.

7 Holdings of DBH AG:

The DBH AG holds at present

1. 100 % of HPM GbmH shares
2. 54 % of Vision@Technologie AG shares.

One of the major challenges of DBH AG will be the further development of the total subsidiary HPM GmbH. It is intended that HPM GmbH, with the support of DBH AG will enter new, promising business sectors. It will mainly concentrate on investment business and consultation for the first issue of shares.

Another focus point is the holding in the 54 % subsidiary Vision@Technologie AG. The first signs of synergy between the subsidiaries are already clearly visible: The vision@Technologie AG was successfully accompanied by HPM GmbH at the first issue of its shares in spring 2000.

7.1 HPM GmbH

7.1.1 Foundation, domicile and purpose of the company

HPM GmbH was founded on the basis of the memorandum and articles of association on 27.06.1995 in Düsseldorf. The domicile of the company is Düsseldorf. It is entered in the Commercial Register at the Düsseldorf local court under number HRB 32410.

The purpose of the company is "the arrangement of investments, investment consulting, investment consulting and associated transactions. Legal and tax consulting activities are excluded, as are such activities which require a permit in accordance with the German Banking Act (in the version valid until 31.12.98), in particular, securities and custody business".

7.1.2 Capital structure

100% of the share capital of the company of DM 750,000.00 was held by DBH AG on 23.03.2000.

7.1.3 Organs of HPM GmbH

The company is represented by its managing director. Mr Henry Littig has been sole managing director since its foundation. On 17.02.2000 Mr. Daniel Hoenings was appointed deputy manager.

An ordinary shareholders' meeting is generally held after the preparation of the annual financial statements for the previous year. Furthermore, an extraordinary shareholders' meeting may be called if this is necessary in the interest of the company.
The shareholders' meeting is quorate if at least 100 % of the share capital is represented. Shareholder resolutions may be adopted with ¾ of votes cast unless statutory provisions prescribe a different majority.

7.1.4 The business year and the duration of the company

The business year of HPM GmbH is presently the calendar year. There are no plans at present to change the business year. The company was founded for an indefinite period.

7.1.5 Utilisation of profits

Section 29 of the German GmbH-Act (GmbHG) as amended in accordance with the Accounting Directives Law applies to the utilisation of profits. The following also applies:

an amount of 5% of the net profit for the year available for distribution shall be allocated to the profit reserve of HPM GmbH. In accordance with the management agreement between HPM GmbH and it(s) managing director(s), he/she/they shall receive a 25% share of the net profit for the year available for distribution. The remaining amount shall be transferred to DBH AG in accordance with the agreement of 10.09.98 pertaining to the purchase/take-over of HPM GmbH by DMB AG.

7.1.6 Legal disputes

The company is not presently involved in any legal disputes.

7.1.7 Trademarks and licenses

As a financial services company, HPM GmbH is subject to the authorisation procedure of the Federal Banking Supervisory Authority (hereinafter referred to as BAK), Berlin. HPM GmbH submitted the statutory initial application to the BAK in due time. When this prospectus was printed, the first confirmation of receipt from the BAK, which marks the commencement of the 3-month period for submission of the supplementary report in accordance with section 64 German Banking Act has been received. So far, no additional communications from the BAK have followed.

7.1.8 Important contracts of HPM GmbH

In accordance with the agreement pertaining to the acquisition/ take-over of HPM GmbH by DBH AG, a controlling relationship of dependence exists. As full subsidiary of DBH AG, HPM GmbH is largely dependent on the decisions of DBH AG. Furthermore, a co-operation agreement has been concluded between HPM GmbH and Pershing Inc. This agreement permits the clients of HPM GmbH direct access to the US securities market. It also regulates the applicable fees/ costs arising from securities trading via Pershing Inc. The agreement is therefore also the basis for the profit share which Pershing Inc. regularly transfers to HPM GmbH. The agreement entered into force on 10.10.95 and is normally adapted to reflect the current situation once each business year. This can result in both cost decreases and cost increases. The agreement may be terminated by either party subject to 90 days notice.

7.1.9 Tax and other audits

Because HPM GmbH realises a proportion of its sales overseas, a special turnover tax audit was implemented on 14.01.98 at HPM GmbH. The report can be inspected at the business premises of HPM GmbH.

7.1.10 Detailed description of the business operations of HPM GmbH

Products/ services/ markets/ competitors/ customers

Since its foundation in 1995, HPM GmbH has predominantly operated in the US securities segment. However, its operations do not include commodity futures business. The company's main product lines are US securities transactions at discount fees and investment consulting.

Within the scope of discount transactions, HPM GmbH offers its clientele an on-line order processing service at the US securities exchanges during their trading hours (generally 15:30 to 22:00 CET) by transferring customer orders via direct data connections to the place of securities administration. In this respect, HPM GmbH acts as an intermediary between the customer and depository. Generally, a contract of sale is only concluded between the customer and the depository. HPM GmbH receives a share of the trading fee charged by the depository to the customer for this intermediary role. The amount of this share is regulated in the clearing agreement.

Within the scope of investment consulting, HPM GmbH offers its customers a variety of concepts and services. Generally, customer portfolios are managed in accordance with guidelines agreed in advance and subject to the proviso of value increment. In this respect, HPM GmbH charges a portfolio management fee and a share of profits to its customers in addition to the customary investment premium. HPM GmbH also receives a share of the trading fees charged to the customer by the depository for portfolio management services within the scope of the clearing agreement.

In addition to the above, HPM GmbH also offers its customers a range of complimentary services. These include the professional evaluation of customer portfolios, advice regarding investor protection, the provision of comprehensive information on securities e.g. current prices, charts, corporate data and current market evaluations. Personal consultations with customers can take place at HPM GmbH or, at the customer's premises.

The products/concepts of HPM GmbH are generally offered in the Federal Republic of Germany. The company only has a few customer contacts in neighbouring European countries or overseas and these have only had marginal impact on the turnover of HPM GmbH.

Competition between financial service providers in the Federal Republic of Germany is tough. Although HPM GmbH operates in a line of business which can be described as a niche market in terms of the high requirements of expertise, technical possibilities and human stress as a result of extended working hours (usually until 22:00 CET), it is also characterised by high pressure of competition. The regulation of the financial market by the BAK, Berlin, will probably result in the change or displacement of the competitive structure in the near future.

The clients of HPM GmbH are predominantly private clients, who use individual HPM GmbH concepts for asset diversification. The company also has a few institutional clients, which either conclude agreements with HPM GmbH themselves or with/via their own clients.

7.1.11 The employees and official bodies of HPM GmbH

Managing director of HPM GmbH:
Mr Henry Littig, Merchant, Gütchen 8, 42781 Haan

Deputy managing director:
Mr. Daniel Hoenings, Diplom Internationaler Betriebswirt/BBA.

The employees of HPM GmbH:
In addition to the above person, 3 full-time, 1 part-time staff and approximately 30 freelance employees also work for the company.

7.2 Vision@Technologie AG

7.2.1 Foundation, domicile and purpose of the company

Vision@Technologie AG was founded on the basis of an organization meeting on 06.05.1990 and entered in the Commercial Register at the Düsseldorf local court under the number HRB 37646 on 16.07.1999. The stated capital of the company is € 250,000.00 divided into 250,000 ordinary bearer shares of € 1 each.

The purpose of the company is the trade with and production of technology articles, the purchase and sale of patents and licenses in the technology sector and any operations related to it.

7.2.2 Capital structure

The founders of Vision@Technologie include:

1. DBH Deutsche Beteiligungs Holding AG based at Schloss Garath, Garather Schloßalle, 40595 Düsseldorf, registered at the Düsseldorf local court under the nubmer HRB 36342, represented by the sole representative Mr. Henry Littig, and
2. Mr. Robert Krausen, Meiersweg 13, 40878 Ratingen

After successful placement inclusive of Greenshoe the following holdings exist:

DBH AG	54.0	%
Robert Krausen	6.3	%
Free float of stock	39.7	%
Total	100	%

Table 1: Investments in Vision@Technologie AG

7.2.3 Organs of Vision@Technologie

7.2.3.1 Managing board. The managing board of the company is represented by one or more persons. The number of managing board members is determined by the supervisory board. The supervisory board can appoint the chief executive officer as well as the deputy CEO. Resolutions of the managing board may be adopted with single majority. In the event of a parity of votes the vote of the CEO is decisive. The supervisory board can establish rules of procedure. The distribution-of-business plan requires the agreement of the supervisory board.

The members of the managing board have to conduct the company's business in accordance with the laws, the statute, the rules of procedure for the managing board and the distribution-of-business plan. The company is represented by two managing board members or a member of the supervisory board and a holder of a general commercial power of attorney. The supervisory board may grant managing board members individual power of attorney. The supervisory board can state, either in the rules of procedure or by resolution, that certain kinds of business are dependent on its agreement.

The members of the managing board at present are the following persons:

1. Mr. Henry Littig, Gütchen 8, 42781 Haan
and
2. Mr. Robert Krausen, Im Meierweg 13, 40878 Ratingen

7.2.3.2 Supervisory board. The supervisory board has three members. The term for which they are appointed ends after the shareholders' meeting which passes the resolution to accept the director's report in the fourth business year after the commencement of the term of office. The business year in which the board is appointed is not counted. The supervisory board may be re-elected. In accordance with section 30, subsection 3, AktG, the first supervisory board of the company is appointed for the period until the shareholders' meeting which passes the resolution to accept the director's report for the first abridged business year.

According to the memorandum and articles of association, substitute members for one or more members of the supervisory board may be appointed at the same time as the ordinary members. In an order to be determined at the election, these shall replace the members of the supervisory board for whom they have been appointed substitute if these members resign from the board before the end of their period of office. The substitute member shall serve on the board until the next or next but one shareholders' meeting if an election is held to appoint a replacement member. Otherwise, it shall end at the end of the period of office of the member who resigned from the board. If a member of the supervisory board is appointed to replace the person who resigned, he shall remain in office until the end of the term of the member of the supervisory board who resigned. If the subsequent election to replace a member of the supervisory board who resigned

prematurely results in the substitute member leaving the board, a three-quarters majority of votes cast is required for the adoption the resolution on the substitute election.

Each member of the supervisory board may resign subject to three months' notice. The resignation must be submitted in writing to the managing director and notification given to the chairman of the supervisory board. This does not affect the right to resign for important reason.

The supervisory board shall elect one of its members as chairman and one or more deputies at its first meeting after the election. This applies to the period of office of the persons elected or a shorter period to be determined by the supervisory board. Deputies have the rights and duties of the chairman of the supervisory board in the event that he is unavailable. If there are several deputies, the order determined at their election is decisive.

If the chairman or his deputy resigns from the board prematurely, the supervisory board shall hold a new election immediately for the remaining period of office of the person who has resigned.

The members of the supervisory board shall receive a fixed remuneration of DM 1,000.00 for each full business year of their membership of the supervisory board. The chairman shall receive an amount of DM 2,000.00, his deputy DM 1,500.00. payable at the end of the business year. The remuneration is payable at the end of the business year. Members of the supervisory board who have not been on the board for a full business year shall be remunerated in accordance with the length of their service on the supervisory board. Section 113 AktG applies to the members of the first supervisory board.
In agreement with this the first members of the supervisory board will authorise remuneration at the shareholders meeting. The resolution can only be passed at the shareholders' meeting which decides the discharge of the first supervisory board.

The following three members of the first supervisory board were appointed for the period until the conclusion of the shareholders' meeting which passes the resolution accepting the director's report for the following abridged business year and entered in the Commercial Register:

1. Mr. Daniel Hoenings, Chairman, Dipl.-Internat.-Betriebswirt/BBA, date of birth 01.06.1969, Ulrich-von Hassel-Straße 10, 40789 Monheim

2. Mr. Stephan Krausen, date of birth: 01.07.1954, Gerresheimer Landstraße 159, 40527 Düsseldorf and

3. Mrs. Agnieszka Falborska, date of birthÖ 07.05.1974, Quenburger Höhe 97, 44801 Bochum

7.2.3.3 Shareholders' meeting/ voting

The shareholders' meeting takes place at the domicile of the company or at a stock exchange where the company is registered for trade. The shareholders' meeting must be called by the management board or, if required by law, by the supervisory board.

The shareholders' meeting which passes a resolution regarding the release of the management board and supervisory board, the utilisation of profits and – if necessary – the approval of the annual financial statements (ordinary shareholders' meeting) takes place in the first eight months of any one business year.

7.2.4 The business year and the duration of the company

The business year of Vision@Technologie is the calendar year. The company has been founded for indefinite duration.

7.2.5 Utilisation of profits

The shareholders' meeting passes a resolution regarding the utilisation of the net profit for the year ensuing from the approved annual financial statements. It may also determine utilisation other than stipulated in section 58 subsection 3 p. AktG (German Stock Corporation Law). If a resolution is passed to increase capital, the dividends for new shares may deviate from section 60, subsection 2, p. 3, AktG. At the end of the business year, the management board may, subject to the consent of the supervisory board, pay an interim dividend to shareholders in accordance with section 59 AktG.

7.2.6 Legal disputes

The company is not presently involved in any legal disputes.

7.2.7 Licenses / concessions / other rights

Vision @ Technologie owns at present the exclusive sales contract in German-speaking regions for the MiniROM. The MiniROM is protected by a number of rights and concessions and the Vision@Technolgie AG has a share in patents based on exclusive contracts.

The exclusive sales contract for the MiniROM was acquired by Vision@Technologie AG from GMS-softmed SCRIS, Belgium. Vision@Technolgie AG acts in this context as intermediary and is handling purchases and sales under its own name. The contract has, for the time being, restricted to 3 years and is due for renewal on 14.04.2002.

The MiniROM is secured by patents with respect to its components, format and production technology. New applications which allow the ultra efficient use of the MiniROM in connection with Internet contents are part of a continuous development and patenting program.
Co-operations with multimedia companies have been established. With the help of this co-operation various marketing paths have been developed and corresponding markets opened.

7.2.8 Detailed description of the business operations of Vision@Technologie AG

Vision@Technologie AG started trading on 06.05.1999 and is a trading and production business in the sector of innovative technology articles.

The purpose of the company is the trading with and production of technology articles, the purchase and sale of patents and licenses in the technology sector and any activities related to it.

The company is entitled to carry out any business operations and measures that are beneficial, or seem beneficial to the company. In addition to this it is entitled to set up and acquire other companies as well as to make investments in other companies. It may also sub-contract its operations completely or partly to such companies.

As a first important step the MiniROM will be introduced to the German market. Any other business activities can also be immediately implemented due to the flexible business structure of Vision@Technologie AG. This refers in particular to the takeover of further licence rights and the launching of corresponding products on the market.

7.2.9 Business prospect of Vision@Technologie AG

Sales and profit forecast before tax for Vision@Technologie AG for 1999 to 2000:
(all figures stated in DM)

Year	2000	2001	2002
Sales	2,000,000.00	4,000,000.00	5,800,000.00
Total cost	1,500,000.00	3,000,000.00	4,300,000.00
Operational Profit before tax	500,000.00	1,000,000.00	1,500,000.00
Extraordinary expenses/earnings	1,000,000.00	-.-	-.-
Profit before tax	- 500,000.00	1,000,000.00	1,500,000.00

Source: Offering prospectus of Vision@Technologie AG of 30.09.1999

7.2.10 Products of Vision@Technologie AG

Vision@Technologie AG is at present concentrating on the product range of the MiniROM. This entails essentially the following fields:

- Innovations with respect to the components, format and surface of the MiniROM,
- application range of the MiniROM, supported by the development of tailor-made software solutions for the MiniROM,
- possibilities of development for Vision@Technologie AG with regard to new markets and the expansion of the product range.

The format of the MiniROM is not new. Any innovations are connected to the production process and especially the combinations of software and hardware as well as the service components accompanying the product.

7.2.11 The MiniROM

The MiniROM is made of polycarbonate and used as a data carrier. By introducing a new production process the failure rate common in conventional production processes was cut considerably. The MiniROM is no longer cut from a large, original CD as in conventional production processes but is directly cast in different formats. This results in more reliable reading and running qualities.

Three different formats of the MiniROM are at present available: The MiniROM in credit card format, in business card format with rounded edges and as a minidisk.

Depending on the area of application the MiniROM is compatible with, or readable on most conventional CD drives such as CD-player, CD-ROM, CD-R, CD-RW or DVD and chip card reader (in combination with money chip component).

The surface of the MiniROM allows individual design. Filigree images can be realized with the help of screen or offset printing.

Applications comprise:

- Data warehousing
  Safe access (secure login) to company data for employees

- Credit function
  With the help of their MiniROM customers can select the company server and carry out security sensitive transactions. This includes the access to customer credits and budgets.

- Internet telephone
  In combination with the credit function and the use of certain technologies it is possible, e. g. to make telephone calls at local charges.

The combination of various applications offers a great number of services with a simultaneous demand of high security and local flexibility. The following services amongst others are available:

- E-mail
- Online shopping
- Business-to-business
- Business-to-consumer
- Virtual auctions
- Video conferences (multinationals)
- e-commerce portals
- Direct marketing
- Internet calls
- Multimedia presentations of companies
- Product catalogue, annual and quarterly reports, archive
- Direct links to Internet pages and their direct integration
- Interactive order form
- Sound carrier for music (such as music CDs)
- Games

7.2.12 Possibilities of development

The market activities of Vision@Technologie AG are based on the distribution of the MiniROM. Contract partners are used for the customized production of the MiniROM. It is considered to deepen the interaction with these partners and to cover emerging markets in-house. This includes possible investments in companies that are active in this sector.

The fast growth of sales markets can result in production bottlenecks. To take advantage of these, Vision@Technologie can either build up its own resources or benefit through participation.

7.2.13 The employees and official organs of Vision@Technologie AG

Managing directors of Vision@Technologie AG:
Mr. Henry Littig, Merchant, Gütchen 8, 42781 Haan
Mr. Robert Krausen, Im Meiersweg 13, 40878 Ratingen

The employees of Vision@Technologie AG:

Apart from the persons mentioned the company employs 2 full-time sales staff, 1 full-time typist and 6 freelance sales representatives who are tied to the company by a number of contracts that forms the sales structure of Vision@Technologie AG.

Signed:

DBH Deutsche Beteiligungs Holding AG

Garather Schloßallee 19
40595 Düsseldorf
Phone: 0211-9708180 or 0211-9708189
Fax: 0211-9708181 or 0211-9708188

Düsseldorf, March 23, 2000

Henry Littig
Managing Board / DBH AG

DBH
Deutsche Beteiligungs Holding AG

Schloß Garath
Garather Schloßallee 19
40595 Düsseldorf

VERKAUFSPROSPEKT

für
240.000 ADR's (American Depositary Receipts, nachfolgend ADR's genannt)

die begeben werden auf nominal

DM 300.000.-

auf den Inhaber lautende Stammaktien

(Wertpapier-Kenn-Nummer -552600-)

mit voller Gewinnanteilberechtigung ab dem 01.01.00

eingeteilt in 60.000 Aktien

verbrieft in 1 Globalurkunde über 60.000 Aktien

somit entfällt auf jede Stammaktie ein Anteil des Grundkapitals von DM 5,– (Nennwert)

Jeder ADR repräsentiert ¼ Stammaktie (4 ADR's = 1 Stammaktie)
und somit einen Anteil des Grundkapitals von DM 1,25

DBH
Deutsche Beteiligungs Holding AG

Schloß Garath
Garather Schloßallee 19
40595 Düsseldorf

VERKAUFSANGEBOT

über

240.000 ADR's

die begeben werden auf

DM 300.000.-

auf den Inhaber lautende Stammaktien

mit voller Gewinnanteilberechnung ab dem 01.01.00

der DBH AG

(WKN der Aktien -552600-)

Die Altaktionäre der DBH AG haben beschlossen, den Aktionärskreis zu erweitern und nominal DM 200.000.- aus einer Kapitalerhöhung breit gestreut beim interessierten Publikum zu plazieren. Die DBH AG sieht vor, zu diesem Zweck 40.000 Stück Aktien aus der auf der Hauptversammlung vom 22.03.2000 beschlossenen Kapitalerhöhung in Form von ADR's zu den beschriebenen Bedingungen interessierten Anlegern freibleibend zum Kauf anzubieten. Der Nettoerlös aus dieser Plazierung fließt der DBH AG zu.

Des weiteren werden 20.000 Stück Aktien aus dem Bestand und für Rechnung von Altaktionären der DBH AG in Form von ADR's angeboten. Einzelheiten über die Beteiligungsverhältnisse der Altaktionäre und deren Optionen siehe Kapitel 3.2.

Greenshoe: Im Falle einer Überzeichnung behält sich die DBH AG vor, die Emission im Interesse der Aktionäre und der Gesellschaft auszuweiten. Dazu werden weitere bis zu 80.000 ADR's plaziert. Diese stammen aus der am 22.03.2000 genehmigten Kapitalerhöhung. Der Nettoerlös des Greenshoe fließt der DBH AG zu.

Kaufangebote sind an die DBH AG, c/o Hermes Portfolio Management GmbH (nachfolgend HPM GmbH genannt), Garather Schloßallee 19, 40595 Düsseldorf, in der Zeit vom

15.04.00 bis 15.07.00

(vorbehaltlich einer Verkürzung bzw. Verlängerung der Angebotsfrist)

zum Festpreis von

DM 15,– je ADR (1 ADR = ¼ Stammaktie)

zu richten und werden dort freibleibend entgegengenommen. Die HPM GmbH behält sich das Recht vor, Kaufangebote nicht oder nur teilweise anzunehmen. Ein Anspruch auf eine volle bzw. teilweise Zuteilung der Kaufangebote besteht nicht.

Der Kaufpreis für die zugeteilten ADR's ist von den Erwerbern umgehend nach der Zuteilungsbestätigung zu entrichten. Die Auslieferung der ADR's erfolgt nach der Begebung durch den Depositär.

Die Aufnahme der Preisnotierung ist nach der Begebung der entsprechenden ADR's mit der Wertpapierkennnummer -925547- durch den Depositär sowie nach der Genehmigung durch weitere notwendige Institutionen (wie z.B. SEC, NASD, DTC, etc.) im US-Freiverkehrsegment OTC unter dem US-Börsensymbol »DEUBY« vorgesehen. Eine Börseneinführung an der NASDAQ ist für die 2. Jahreshälfte 2000 geplant. Unmittelbar nach erfolgter Börseneinführung an der NASDAQ werden die ADR's auch im Freiverkehr in Deutschland gehandelt.

Weitere Informationen bzw. Unterlagen (Zeichnungsscheine, Imagebroschüre sowie Verkaufsprospekte) erhalten Sie bei der

DBH AG c/o HPM GmbH, Garather Schloßallee 19, 40595 Düsseldorf,

Tel: 0211-9708.180; Fax 0211-9708.181.

Inhalt

1 Allgemeine Informationen

1.1 Verantwortlichkeit für den Prospektinhalt

Die DBH AG, Düsseldorf, übernimmt im Rahmen des Wertpapier-Verkaufsprospektgesetzes sowie des § 45 Börsengesetz die Prospekthaftung und erklärt, dass ihres Wissens die Angaben in diesem Prospekt richtig sind und keine wesentlichen Umstände ausgelassen wurden.

1.2 Gegenstand des Prospekts

Gegenstand des Prospekts sind die 240.000 ADR's, begeben auf nominal DM 300.000.- Grundkapital, eingeteilt in 60.000 Stück Inhaberstammaktien. Somit entfällt auf jeden ADR ein Anteil des Grundkapitals von 1,25 DM – jeweils mit voller Dividendenberechtigung ab dem 01.01.2000.

Das gesamte Grundkapital wird in einer Globalurkunde mit Globalgewinnanteilschein verbrieft und von der Depositärbank bei einer Depotstelle verwahrt. Nach der Satzung der Gesellschaft ist der Anspruch der Aktionäre auf Einzelverbriefung ausgeschlossen. Die Auslieferung von effektiven Stücken wird ausschließlich auf ADR Basis (1 ADR = ¼ Stammaktie; d.h. 4 ADR's entsprechen einer Stammaktie) erfolgen. Siehe auch Kapital 2.5.2.

1.3 Verkaufsangebot

Durch die DBH AG werden 240.000 ADR's, die begeben werden auf nominal DM 300.000.- Grundkapital, eingeteilt in Stück 60.000 Inhaberstammaktien der DBH AG, jeweils mit voller Dividendenberechtigung ab dem 01.01.00, zum Kauf angeboten. Davon stammen Stück 160.000 ADR's aus der auf der Hauptversammlung vom 23.03.2000 beschlossenen Kapitalerhöhung und Stück 80.000 ADR's aus einer Umplazierung von Anteilen aus dem Bestand von Altaktionären. Einzelheiten über die Beteiligungsverhältnisse der Altaktionäre und deren Optionen siehe Kapitel 3.2.

Die ADR's (1 ADR = ¼ Stammaktie) werden zum Festpreis von DM 15,– angeboten.

Die DBH AG behält sich vor, im Falle einer Überzeichnung das Plazierungsangebot im Interesse der Aktionäre und der Gesellschaft um weitere Stück 80.000 ADR's auszuweiten (Greenshoe). Diese stammen aus der genehmigten Kapitalerhöhung.

Im Falle einer Überzeichnung werden die Aktien von der HPM GmbH in freiem Ermessen zugeteilt bzw. zugelost.

1.4 Wertpapiere in den USA: ADR's

In den USA wird zwischen American Depository Receipts (ADR's) und American Depository Shares (ADS) unterschieden.

Beschreibung der Wertpapiere (ADR's)

Von den oben genannten ADR's werden 240.000 ADR's mit einem Gesamtnennbetrag von DM 300.000,- plaziert. Die Stammaktien werden nach der Emission sobald als möglich in das bestehende ADR-Programm eingebunden. Die daraus ausgegebenen ADR's sind bis spätestens 40 Tage nach Ausstellung frei übertrag- und handelbar.

Die Aufnahme der Preisnotierung ist nach der Begebung der entsprechenden ADR's mit der Wertpapierkennnummer -925547- durch den Depositär sowie nach der Genehmigung durch weitere notwendige Institutionen (wie z.B. SEC, NASD, DTC, etc.) im US-Freiverkehrssegment OTC unter dem US-Börsensymbol »DEUBY« vorgesehen. Eine Börseneinführung an der NASDAQ ist für die 2. Jahreshälfte 2000 geplant. Unmittelbar nach erfolgter Börseneinführung an der NASDAQ werden die ADR's auch im Freiverkehr in Deutschland gehandelt.

Zahl- bzw. Hinterlegungsstelle ist der Depositär bzw. eine Depotstelle des Depositärs.

Die Bezahlung der ADR's hat auf das Geschäftskonto der DBH AG zu erfolgen.

Der Depositär ist gemäß des ADR-Vertrages für die Ausübung von Bezugsrechten, ihre Handelbarkeit bzw. für die Behandlung der nicht ausgeübten Bezugsrechte verantwortlich.

Die Zeichnungsanträge werden im Auftrag der DBH AG von der HPM GmbH, Garather Schloßallee 19, 40595 Düsseldorf, entgegengenommen. Die erste Zeichnungsfrist läuft vom 15.03.2000 bis 15.07.2000. Die Zeichnung kann seitens der DBH AG entweder verkürzt, oder aber bei Bedarf um einmalig 3 Monate verlängert werden.

Die Zeichnung wird zunächst zu 100% in der Bundesrepublik Deutschland angeboten.

Die ADR's werden zu Sammelurkunden zusammengefaßt und nach der Begebung durch den Depositär ausgeliefert. Ein Anspruch auf Einzelverbriefung der ADR's besteht nicht.

Die DBH AG vertreibt die Emission als Eigenemission. Die DBH AG wird jedoch die HPM GmbH als Vertriebspartner einschalten. Der Ausgabepreis der ADR's beträgt DM 15,- pro Stück.

Die neuen ADR's sollen in den bestehenden ADR-Vertrag mit der Bank of New York eingelegt werden.

1.5 Original ADR-Vertrag der Bank of New York mit der DBH AG

460.000 AMERICAN DEPOSITARY SHARES

(Jede ADS repräsentiert ein Viertel einer hinterlegten Aktie)

ISIN Nr.: US2515401006

CUSIP Nr. 251540100

Common Code: 9832882

THE BANK OF NEW YORK

AMERICAN DEPOSITARY RECEIPT (ADR)

FÜR INHABERSTAMMAKTIEN; DEM 5 NENNWERT

DER

DEUTSCHE BETEILIGUNGS HOLDING AG

(EINGETRAGEN GEMÄSS DEN GESETZEN DER BUNDESREPUBLIK DEUTSCHLAND)

THE BANK OF NEW YORK, als Depotbank (die »Depotbank«), bestätigt hiermit, dass die DEUTSCHE BETEILIGUNGS HOLDING AG, oder deren eingetragene Rechtsnachfolger, eingetragene Eigentümerin (»Inhaber«) von VIERHUNDERTSECHZIGTAUSEND (460.000) American Depositary Shares (»ADS's«) ist, wovon jede (vorbehaltlich der Absätze (11) und (14)) ein Viertel einer Inhaberstammaktie, Nennwert DM 5 (»Aktien«) der Deutsche Beteiligungs Holding AG, einer gemäß den Gesetzen der Bundesrepublik Deutschland gegründeten Aktiengesellschaft (»Gesellschaft«) repräsentiert, die bei der Londoner Vertretung von The Bank of New York, die als Verwalter fungiert, (vorbehaltlich Paragraph 7 des Vertrages, der »Verwalter«) hinterlegt ist oder der Hinterlegung gemäß dem Vertrag (wie im Folgenden definiert)

unterliegt. Der Verwalter verwahrt auch alle anderen Wertpapiere oder Bargeld, die von Zeit zu Zeit von der Depotbank oder dem Verwalter in Hinsicht oder an Stelle von solchen hinterlegten Aktien entgegengenommen werden und gemäß dem Vertrag (die hinterlegten Aktien, gemeinsam mit solchen Wertpapieren und Bargeld bilden die »Hinterlegten Wertpapiere«) verwahrt werden. Dieser ADR wird gemäß dem Depotvertrag vom 2. April 1999 (von Zeit zu Zeit geändert, der «Vertrag«) an die Gesellschaft, die Depotbank, alle Inhaber von, und alle Personen mit materiellem Eigentumsanspruch

(»Wirtschaftliche Eigentümer«) an American Depositary Receipts (»ADR's«) ausgegeben, (»ADR's«), wobei ein jeder durch die Annahme eines ADR's oder einer Beteiligung daran zustimmt, ein Vertragspartner zu werden und sich vertraglich zur Einhaltung der Vertragsbedingungen verpflichtet. Kopien des Vertrages können in der Treuhandstelle der Depotbank, auf die im Folgenden Bezug genommen wird, und in der Geschäftsstelle des Verwalters eingesehen werden. Dieses ADR (wozu auch die hier auf der Rückseite angeführten Bestimmungen gehören) unterliegt dem Recht des Bundesstaates New York. Die Vertragsbedingungen werden hierdurch Bestandteil dieses ADR's. (*) Incorporate by reference = Bezugnahme in einer Urkunde auf eine zweite Urkunde, die dadurch Bestandteil der ersten wird (Anm. d. Übers.)

1.5.1 Vorzeitige Verfügung von hinterlegten Wertpapieren.

Vorbehaltlich der Absätze (4), (7) und (9) hat der Inhaber nach Besitzaufgabe dieses ADR's in zufriedenstellender Form bei der Depotbank, und unter Einreichung solcher Transferdokumente, die von der Depotbank in ihrer Treuhandstelle, auf die unten Bezug genommen wird, verlangt werden können, das Recht auf schnellstmögliche Lieferung (i) von Aktien und anderen Hinterlegten Wertpapieren, die bei DBC hinterlegungsfähig sind, auf ein von besagtem Inhaber für diesen Zweck bei der Deutsche Börse Clearing AG (»DBC«) vorgesehenes Konto, und (ii) von allen Hinterlegten Wertpapieren, die nicht bei der DBC hinterlegungsfähig sind, und die in jedem Fall damals diesem ADR zu Grunde lagen, an die Geschäftsstelle des Verwalters. Auf Anfrage, Risiko und Kosten des entsprechenden Inhabers kann die Depotbank die Hinterlegten Wertpapiere (außer Aktien) bei der Treuhandstelle der Depotbank aushändigen.

Ungeachtet des Vorhergehenden dürfen während der Sperrfrist und jeder anwendbaren Festlegungsfrist Hinterlegte Wertpapiere nach der Besitzaufgabe eines ADR nicht vorzeitig verfügt werden, außer die Depotbank ist vor oder zu dem Zeitpunkt der Besitzaufgabe im Besitz eines ordnungsgemäß ausgeführten schriftlichen Zertifikates und Vertrages (»Verfügungs- und Transferzertifikat«), dass im Wesentlichen dem Formular entspricht, das als Anhang I diesem Dokument beigefügt ist, und das von oder im Namen der Person vorgelegt wird, die den Besitz eines solchen ADR aufgibt und nach einer solchen Verfügung der wirtschaftliche Eigentümer solcher Hinterlegten Wertpapiere wird.

1.5.2 Register

Die Depotbank wird in der Geschäftsstelle der Depotbank in der New Yorker City, in der zu jedem Zeitpunkt die ADR's verwaltet werden, und die sich zum Zeitpunkt des Vertragsabschlusses in 101 Barclay Street, New York, New York 10286 befindet (die »Geschäftsstelle der Treuhandstelle der Depotbank«), (a) ein Register (das »Register«) für die Registrierung, Transferregistrierung, Zusammenlegung und den Aktiensplitt der ADR's einrichten, das zu den üblichen Geschäftszeiten den Inhaber zur Überprüfung zur Verfügung steht, und welches die einzige Aufgabe hat, mit den Inhabern im geschäftlichen Interesse der Gesellschaft oder einer Angelegenheit, die sich auf den Vertrag bezieht, zu kommunizieren und (b) eine Einrichtung für die Aushändigung und die Besitzaufgabe von ADR's bietet. Die Depotbank kann das Register jederzeit oder nach eigenem Ermessen gelegentlich schließen, nachdem mit der Gesellschaft, soweit durchführbar, Rücksprache gehalten wurde, oder wenn die Gesellschaft dieses verlangt. Die Depotbank muss mit der Gesellschaft sofort hinsichtlich jeglicher Schließung des Registers Rücksprache halten.

1.5.3 **Eigentumsrechte an ADR's, Gültigkeit.**

Die Eigentumsrechte an diesem ADR sind, wenn sie ordnungsgemäß indossiert sind oder von ordnungsgemäßen Transferdokumenten begleitet werden, durch Auslieferung mit derselben Wirkung transferierbar wie Handelspapiere im Rahmen der Gesetze des Staates New York; **wobei vorausgesetzt wird**, dass die Depotbank, ungeachtet aller anderslautenden Mitteilungen berechtigt ist, diese Person, in deren Namen dieses ADR im Register eingetragen wurde, als dessen alleinigen Eigentümer anzusehen. Dieses ADR wird erst dann gültig, wenn es von der Depotbank mit der handschriftlichen Unterschrift eines Zeichnungsberechtigten der Depotbank versehen wird; **wobei vorausgesetzt wird**, dass bei der Benennung einer zusätzlichen Registrierungsstelle für ADR's eine solche Unterschrift ein Faksimile sein kann, wenn besagter ADR durch die handschriftliche Unterschrift eines ordnungsgemäß Zeichnungsberechtigten einer solchen zusätzlichen Registrierungsstelle gegengezeichnet und datiert wurde.

Datum: 18. Juni 1999

THE BANK OF NEW YORK

Als Depotbank

Von: ____________________

Zeichnungsberechtigter

Die Adresse der Geschäftsstelle der Treuhandstelle der Depotbank ist:

101 BARCLAY STREET, NEW YORK, NEW YORK 10286

1.5.4 **Bestimmte Einschränkungen**

Als Vorbedingung für die Ausgabe oder Registrierung jeglicher ADR's (einschließlich bei Transfer, Aktiensplitt oder Kombination), jegliche Ausschüttung, die sich darauf bezieht oder für die vorzeitige Verfügung von Hinterlegten Wertpapieren kann die Gesellschaft, die Depotbank oder der Verwalter fordern: (a) Bezahlung im Hinblick auf (i) jegliche Aktienübertragung oder andere Steuern oder staatliche Gebühren, und (ii) jegliche Transfer- oder Registrierungsgebühren, die von Dritten für den Transfer von Hinterlegten Wertpapieren erhoben werden, (b) die Vorlage eines (i) ordnungsgemäßen Beweises über die Identität und die Echtheit der Unterschrift und (ii) solche anderen Informationen, die sie als notwendig erachten oder die mit dem Vertrag übereinstimmen; und (c) Einhaltung solcher Bestimmungen, welche die Depotbank im Einklang mit dem Vertrag festlegen kann. Die Depotbank wird die Gesellschaft von allen Verfahren, die gemäß den obenstehenden Absätzen (b) oder (c) festgelegt wurden, benachrichtigen. Die Ausgabe von ADR's, die Annahme von Aktienhinterlegungen, die Transferregistrierung von ADR's oder die vorzeitige Verfügung von Hinterlegten Wertpapieren kann allgemein oder in besonderen Fällen ausgesetzt werden, wenn das Register oder die DBC geschlossen sind oder wenn eine solche Handlung der Depotbank nach angemessener Rücksprache mit der Gesellschaft berechtigterweise angebracht erscheint. Die Depotbank muss mit der Gesellschaft im Hinblick auf jegliche Aussetzung von (i) Aktienhinterlegungen, (ii) vorzeitiger Verfügung von Hinterlegten Wertpapieren oder (iii) Transferregistrierung von ADR's unverzüglich Rücksprache halten. Die Transferregistrierung von ADR's und die vorzeitige Verfügung über Hinterlegte Wertpapiere muss, wenn von der Gesellschaft so verlangt, ausgesetzt werden, auch um die ordnungsgemäße Stimmabgabe für die Hinterlegten Wertpapiere zu erleichtern. Ungeachtet aller anderen Vertragsbedingungen oder dieses ADR's kann eine Beschränkung der vorzeitigen Verfügung von Hinterlegten Wertpapieren nur aufgrund der in der General Instruction I.A. (1) in Formular F-& unter dem U.S. Securities Act (US-Wertpapiergesetz) von 1933 angeführten Gründe erfolgen, wie geändert (das »Wertpapiergesetz«) und die genannten Bedingungen werden durch eine Änderung nicht beeinträchtigt.

1.5.5 Vorzeitige Rückgabe der Eigentumsrechte

Sofern der Depotbank von der Gesellschaft nichts gegenteiliges schriftlich mitgeteilt wird, hat die Depotbank das Recht, in einer Transaktion zur vorzeitigen Rückgabe der Eigentumsrechte (Pre-release) vorbehaltlich der unten aufgeführten Bedingungen, ungeachtet Paragraph 4 des Vertrages, ADR's vor dem Erhalt von Aktien gemäß Paragraph 3 des Vertrages auszufertigen und auszuhändigen. Die Depotbank hat das Recht, Aktien nach Erhalt und Annullierung von vorzeitig zurückgegebenen ADR's auszuhändigen, unabhängig davon, ob eine solche Annullierung vor dem Abschluss einer solchen vorzeitigen Rückgabe stattfindet oder der Depotbank bekannt ist, dass besagtes ADR vorzeitig zurückgegeben wurde. Die Depotbank kann ADR's an Stelle von Aktien als Erfüllung einer vorzeitigen Rückgabe entgegennehmen. Jede vorzeitige Rückgabe wird (a) eingeleitet oder begleitet von einer schriftlichen Darstellung und Einwilligung der Person, an die ADR's ausgehändigt werden sollen (der »Vorzeitige Rückgeber«), in der angegeben wird, dass der Vorzeitige Rückgeber oder sein Kunde (i) Besitzer der anzuweisenden Aktien oder ADR's ist, beziehungsweise (ii) alle wirtschaftlichen Rechte, Eigentumsrechte und Beteiligungen an besagten Aktien oder ADR's an die Depotbank in ihrer Eigenschaft als solche und zum Vorteil der Inhaber transferiert, und (iii) keine Handlungen im Bezug auf solche Aktien oder ADR's unternimmt, die nicht mit der Übertragung der Eigentumsrechte vereinbar sind, (einschließlich beispielsweise dem Verkauf von Aktien oder ADR's ohne Zustimmung der Depotbank, außer in Erfüllung einer solchen vorzeitigen Rückgabe der Eigentumsrechte), (b) zu allen Zeiten vollständig mit Bargeld, U.S. Regierungstiteln oder anderen solchen Sicherheiten, welche die Depotbank in Treu und Glauben bestimmt und die im wesentlichen ähnliche Liquidität und Sicherheit bieten, besichert (c) kündbar durch die Depotbank nach nicht mehr als fünf (5) Geschäftstagen Kündigungsfrist, und (d) unterliegt solchen zukünftigen Schadloshaltungen und Kreditbestimmungen, wie sie der Depotbank angemessen erscheinen. Die Anzahl der Aktien, die nicht hinterlegt sind, sondern zu jeder Zeit als Ergebnis von vorzeitiger Rückgabe der Eigentumsrechte von ausstehenden ADS's repräsentiert werden, wird normalerweise nicht mehr als dreißig Prozent (30%) der hierunter hinterlegten Aktien betragen, **wobei jedoch vorausgesetzt wird**, dass die Depotbank sich das Recht vorbehält, nach eigenem billigen Ermessen eine solche Obergrenze von Zeit zu Zeit zu ignorieren, und mit der vorherigen schriftlichen Zustimmung des Unternehmens solche Obergrenzen zu allgemeinen Gebrauchszwecken zu ändern. Die Depotbank wird im Hinblick auf hierunter stattfindende Transaktionen zur vorzeitigen Rückgabe der Eigentumsrechte für bestimmte Vorzeitige Rückgeber in jedem Einzelfall Obergrenzen für USD setzen, so wie diese der Depotbank angemessen erscheinen. Um die Depotbank in die Lage zu versetzen, ihren vertraglichen Verpflichtungen den Inhabern gegenüber nachzukommen, werden die Sicherheitsleistungen, auf die sich vorgenannter Absatz (b) bezieht, von der Depotbank als Sicherheit für die Ausführung der Pflichten des Vorzeitigen Rückgebers gegenüber der Depotbank bezüglich einer Transaktion zur vorzeitigen Rückgabe der Eigentumsrechte, einschließlich der Verpflichtungen des Vorzeitigen Rückgebers, Aktien oder ADR's nach Abschluss einer Transaktion zur vorzeitigen Rückgabe der Eigentumsrechte auszuhändigen, verwahrt (und stellen im Folgenden, um Zweifel zu vermeiden, keine Hinterlegten Wertpapiere dar). Die Depotbank kann jegliche Bezahlung für die eigene Rechnung zurückhalten, die sie in Verbindung mit dem vorgenannten erhalten hat.

1.5.6 Zusicherungen und Gewährleistungen

Jede Person, die gemäß dem Vertrag Aktien hinterlegt, versichert und garantiert, das solche Aktien rechtskräftig ausgegeben wurden und sich im Umlauf befinden, vollständig bezahlt sind, nicht steuerpflichtig sind und nicht in Verletzung irgendwelcher Vorkaufsrechte erworben wurden, dass die Person, die eine solche Hinterlegung vornimmt, ordnungsgemäß dazu beauftragt ist und dass solche Aktien (a) keine »eingeschränkten Titel« darstellen, so wie dieser Begriff in Rechtsverordnung 144 des Wertpapiergesetzes definiert wurde, in den U.S.A. frei gehandelt oder verkauft werden können, ohne unter dem Wertpapiergesetz registriert zu sein oder (b) unter dem Wertpapiergesetz registriert wurden. Solche Zusicherungen und Gewährleistungen dauern über die Hinterlegung von Aktien und die Ausgabe und Annullierung dieses ADR's fort.

1.5.7 Steuern

Falls irgendeine Steuer oder andere staatliche Abgaben für oder im Namen des Verwalters oder der Depotbank in Bezug auf dieses ADR oder die ADS's, die durch dieses ADR bewiesen werden, alle Hinterlegten Wertpapiere, die diesem ADR zugrunde liegen, fällig wird oder irgendeine Ausschüttung auf das Voranstehende fällig wird, werden solche Steuern oder andere staatliche Abgaben vom betreffenden Inhaber an die Depotbank gezahlt. Die Depotbank hat das Recht, jegliche Registrierung dieses ADR's oder jegliche vorzeitige Verfügung der zugrundeliegenden Hinterlegten Wertpapiere zu verweigern, bis eine solche Zahlung erfolgt ist. Die Depotbank kann weiterhin jegliche Dividenden oder Ausschüttungen zurückhalten, oder von Ausschüttungen auf oder in Bezug auf die Hinterlegten Wertpapiere Abzüge vornehmen, oder hat das Recht, durch privaten oder freien Verkauf für Rechnung des Inhabers hiervon die Gesamtheit oder einen Teil solcher Hinterlegten Wertpapiere zu verkaufen (nachdem mit angemessenen Mitteln versucht wurde, den Inhaber derselben vor einem Verkauf zu benachrichtigen), und kann solche Dividenden, Ausschüttungen, Abzüge oder Erlöse eines solchen Verkaufs zur Zahlung solcher Steuern oder staatlicher Abgaben verwenden. Der Inhaber derselben haftet für jegliche Restschulden. Bei einem solchen Verkauf kann die Depotbank, falls angemessen, die Anzahl der dadurch bewiesenen ADS's reduzieren, um einen solchen Verkauf zu reflektieren und den Nettoerlös eines solchen Verkaufs oder den Restbetrag eines solchen Eigentums nach Abzug solcher Steuern oder staatlicher Abgaben an den betreffenden Inhaber ausschütten.

1.5.8 Offenlegung von Interessen

Die Depotbank und jeder wirtschaftliche Eigentümer stimmen zu, alle geltenden Bestimmungen der deutschen Gesetzgebung und der Satzung der Gesellschaft hinsichtlich der Benachrichtigung über die Aktienbeteiligung einer solchen Person zu befolgen. Die Depotbank und jeder wirtschaftliche Eigentümer erkennen an, dass solche Bestimmungen zum Zeitpunkt des Vertragsabschlusses die Paragraphen 21 und 22 des Wertpapierhandelsgesetzes und Paragraph 20 des Aktiengesetzes einschließen. Die Depotbank und jeder wirtschaftliche Eigentümer erkennen zum Zeitpunkt des Vertragsabschlusses an, dass (i) die staatlichen Benachrichtigungspflichten des Wertpapierhandelsgesetzes für alle Personen gelten, deren Stimmrechte in der Gesellschaft entweder direkt oder durch Anrechnung gemäß der Bestimmungen des Paragraphen 22 des Wertpapierhandelsgesetzes 5%, 10%, 25%, 50% oder 75% erreichen oder überschreiten, oder die nach Erreichen oder Überschreiten einer solchen Schwelle unter diese Schwelle fallen und (ii) dass die gesetzliche Meldepflicht des Aktiengesetzes für alle Unternehmen gilt, die, entweder direkt oder durch Anrechnung, wie anwendbar, gemäß Paragraph 20 (2) oder Paragraph 16 (4) des Aktiengesetzes mehr als 25% der Aktien der, oder 50% der Aktien oder Stimmrechte der Gesellschaft besitzen, oder nachdem sie eine der beiden Schwellen überschritten hatten, eine solche Prozentzahl nicht mehr besitzen. Die Depotbank und jeder wirtschaftliche Eigentümer bestätigen, dass das Versäumnis eines wirtschaftlichen Eigentümers, rechtzeitig jede erforderliche Benachrichtigung über eine Aktienbeteiligung vorzulegen, im Hinblick auf die Aktien, an denen ein solcher wirtschaftlicher Eigentümer eine Beteiligung hat, zur Vorenthaltung bestimmter Rechte einschließlich des Stimmrechtes und des Dividendenrechtes führen kann.

1.5.9 Gebühren der Depotbank

Die Depotbank hat das Recht, im gesetzlichen Umfang und gemäß den Bestimmungen der jeweiligen Wertpapierbörse, an der diese ADS's notiert oder zum Handel zugelassen sind, (a) Gebühren von USD 5,00 oder weniger für jede 100 ADS's (oder ein Teil davon), die durch die ausgehändigten oder aufgegebenen ADR's bewiesen sind, von jeder Person zu verlangen, an die ADR's gegen Aktienhinterlegung ausgegeben werden, einschließlich ADR's, die im Hinblick auf Aktienausschüttungen, Bezugsrechte oder andere Ausschüttungen emittiert werden (gemäß der Definition solcher Bestimmungen in Absatz (11)) und Änderungen, die Hinterlegte Wertpapiere betreffen (gemäß Absatz (14)), und von jeder Person, die ADR's für die vorzeitige Verfügung über Hinterlegte Wertpapiere aufgibt, die gleichen Gebühren zu verlangen, (b) von jedem Inhaber für jede Bargeldausschüttung im Rahmen dieses Vertrages und dieses ADR's und jeglicher Ausschüttung von Wertpapieren gemäß Absatz 11 (d)

eine Gebühr von USD 0,02 oder weniger pro ADS (oder ein Teil davon) zu verlangen; (c) eine Gebühr für die Ausschüttung von Wertpapieren gemäß Absatz 11 (d) zu berechnen, wobei eine solche Gebühr in der Höhe der Ausgabegebühr für ADR's entspricht, auf die oben Bezug genommen wird, und die bei der Hinterlegung solcher Wertpapiere angefallen wäre (für den Zweck dieses Absatzes (c) werden alle diese Wertpapiere wie Aktien behandelt), wobei aber besagte Wertpapiere statt dessen von der Depotbank an die Eigentümer ausgeschüttet werden, und d) jede andere Gebühr, die durch die Depotbank, einen der Vertreter der Depotbank, einschließlich des Verwalters, oder den Vertretern der Vertreter der Depotbank in Verbindung mit der Bearbeitung von Aktien oder anderen Hinterlegten Wertpapieren gezahlt werden muss, zu verlangen (diese Gebühr wird von den registrierten Inhabern ab dem von der Depotbank festgelegten Datum gemäß dem Vertrag festgelegt und nach eigenem Ermessen der Depotbank erhoben, indem solchen Eigentümern solche Gebühren in Rechnung gestellt werden, oder indem eine solche Gebühr von einer oder mehreren Bargelddividenden oder anderen Bargeldausschüttungen abgezogen wird). Die Gesellschaft wird alle anderen Gebühren und Kosten der Depotbank und jedes Vertreters der Depotbank (mit Ausnahme des Verwalters) nur im Rahmen der von Zeit zu Zeit zwischen der Gesellschaft und der Depotbank geschlossenen Verträge zahlen, mit Ausnahme von (i) Kosten für Aktienübertragung oder andere Steuern und andere staatlichen Abgaben (die von Inhabern oder Personen, die Aktien hinterlegen oder entnehmen, gezahlt werden müssen), (ii) Kosten für Telegramm-, Telex und Faksimileübertragungen und Aushändigungsgebühren, die auf Verlangen von Aktien hinterlegenden Personen oder Inhabern, die Aktien, ADR's oder Hinterlegte Wertpapiere aushändigen, anfallen (und die von solchen Personen oder Inhabern gezahlt werden müssen), (iii) allen Transfer- oder Registrierungsgebühren, die von Dritten für den Transfer von jeglichen Hinterlegten Wertpapieren berechnet werden (die von den Aktien hinterlegenden Personen oder Inhabern, die vorzeitig über Hinterlegte Wertpapiere verfügen, gezahlt werden müssen) und (iv) Aufwandsentschädigungen für die Depotbank, die in Verbindung mit der Konvertierung von Fremdwährungen in USD anfallen (die aus dieser Fremdwährung bezahlt werden).

1.5.10 Zur Verfügung stehende Informationen

Der Vertrag, die Satzung der Gesellschaft und schriftliche Mitteilungen, die der Verwalter und die Depotbank von der Gesellschaft im Einklang mit Paragraph 11 des Vertrages erhalten, stehen zur Einsicht für Inhaber in der Geschäftsstelle der Treuhandstelle der Depotbank und in der Geschäftsstelle des Verwalters zur Verfügung. Die Depotbank wird solche Mitteilungen auf Anfrage und Lieferung durch die Gesellschaft auf deren Kosten (oder englische Übersetzungen der Zusammenfassungen solcher Mitteilungen) an die Inhaber versenden. Jegliche Mitteilungen können in der deutschen Sprache zur Verfügung gestellt werden, wenn ein Inhaber dieses verlangt und wenn die deutschsprachigen Versionen solcher Mitteilungen von der Gesellschaft zur Verfügung gestellt wurden. Die Gesellschaft stellt augenblicklich der Amerikanischen Börsenaufsichtsbehörde (im Folgenden die »Aufsichtsbehörde«) bestimmte öffentliche Akten und Unterlagen zur Verfügung, die nach ausländischem Recht oder gemäß Bestimmung 12g3-2(b) des US-Wertpapiergesetzes erforderlich sind. Besagte Berichte und Unterlagen können in der öffentlichen Auskunftseinrichtung eingesehen und kopiert werden, die von der Kommission unterhalten wird und sich zum Zeitpunkt des Vertragsabschlusses in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, USA befand.

1.5.11 Ausschüttungen auf hinterlegte Wertpapiere

Nach Entgegennahme einer Ausschüttung auf Hinterlegte Wertpapiere durch die Depotbank oder den Verwalter und abhängig von Paragraph 6 des Vertrages und von den Absätzen (4), (7) und (9) dieses ADR's, wird die Depotbank so schnell wie möglich jedem Inhaber, der gemäß des von der Depotbank dafür eingesetzten Stichtages dazu berechtigt ist, in Proportion zu der Anzahl Hinterlegter Wertpapiere, (für die folgende Ausschüttungen vom Verwalter entgegengenommen werden) die den ADR's dieses Inhabers zugrunde liegen, wie im Folgenden ausschütten:

(a) **Bargeld.** Alle USD, die der Depotbank als Folge einer Bargelddividende oder anderer

Bargeldausschüttungen oder als Nettoerlös aus Verkäufen jeglicher anderer Ausschüttungen oder Teile derselben, die in diesem Absatz (11) (»Bargeld«) autorisiert werden, zur Verfügung stehen, auf einer Durchschnitts- oder einer anderen durchführbaren Basis, vorbehaltlich der angemessenen Korrekturen für (i) einbehaltene Steuern oder andere staatliche Gebühren, (ii) der Tatsache, das eine solche Ausschüttung ungesetzlich oder im Hinblick auf bestimmte Inhaber undurchführbar ist, (iii) eines Abzugs der Kosten der Depotbank, die (1) für die Konvertierung jeglicher Währungen in USD, und (2) durch die Durchführung jeglicher Verkäufe mit öffentlichen oder privaten Mitteln in einer kommerziell vernünftigen Art, und (iv) die Gebühren, die der Depotbank entstehen. Nur ganze USD und Cents werden ausgeschüttet (alle Cent- Bruchteile werden auf den nächsten ganzen Cent aufgerundet und den dazu berechtigten Inhabern ausgeschüttet).

(b) **Aktien.** (i) Zusätzliche vorläufige ADR's, die ganze ADS's verbriefen, welche jede Aktien repräsentieren, die der Depotbank zur Verfügung stehen und die aus einer aus Aktien bestehenden Dividende oder einer freien Ausschüttung auf Hinterlegte Wertpapiere stammen, (»Aktienausschüttung«) und (ii) USD, die ihr zur Verfügung stehen und aus dem Nettoerlös von Aktienverkäufen aus einer Aktienausschüttung stammen, und diese Aktien zu geringfügigen ADS's führen würden, wenn dafür zusätzliche ADR's ausgegeben würden, und es gelten die Bestimmungen des Absatzes Bargeld. Wenn zusätzliche ADR's nicht auf diese Weise ausgeschüttet werden, wird jede ADS von da an die zusätzlichen Aktien repräsentieren, die dadurch auf die Hinterlegten Wertpapiere ausgeschüttet wurden. Die Depotbank wird den Verwalter veranlassen, alle Aktien, die im Rahmen einer in diesem Absatz beschriebenen Ausschüttung ausgeschüttet werden, während der Festlegungsfrist auf einem separaten Konto zu verwahren. Nach Ablauf der Festlegungsfrist werden die ausgeschütteten Aktien nicht länger getrennt verwahrt, und wenn Vorläufige ADR's ausgegeben wurden, werden solche Vorläufigen ADR's automatisch in ADR's umgewandelt, die keine Vorläufigen ADR's sind.

(c) **Bezugsrechte.** (i) In dem Ausmaß, in dem die Gesellschaft die Depotbank so instruiert und rechtzeitig den Ansprüchen der Depotbank genügende Belege (zu denen eine schriftliche Stellungnahme eines U.S. Rechtsanwaltes an die Gesellschaft gehören kann) vorlegt, (die Gesellschaft unterliegt nicht der Verpflichtung, solche Belege vorzulegen), dass die Depotbank rechtmäßig die Ausschüttung dieser Bezugsrechte, Optionsscheine oder anderer Instrumentarien vornehmen kann, die Bezugsrechte für zusätzliche ADR's im Hinblick auf Bezugsrechte für zusätzliche Aktien oder Bezugsrechte irgendwelcher Art, die der Depotbank als Resultat einer Ausschüttung von Hinterlegten Wertpapieren zur Verfügung stehen, darstellen (»Bezugsrechte«), oder (ii) in dem Ausmaß, in dem die Gesellschaft solche Belege nicht vorlegt und/oder die Depotbank so instruiert, und der Verkauf von Bezugsrechten von der Depotbank nach Rücksprache mit der Gesellschaft als durchführbar beschlossen wird, (diese Verkäufe werden umgehend und in einem durchführbaren Umfang an der Deutschen Börse durchgeführt, bei der diese Aktien gehandelt werden), jegliche USD, die der Depotbank zur Verfügung stehen und den Nettoerlös von Bezugrechtsverkäufen darstellen, und weiterhin gelten die im Absatz Bargeld ausgeführten Bestimmungen, oder (iii) falls beide Voraussetzungen nicht zutreffen (i) und (ii) Nichts (und alle Bezugsrechte können verfallen). Unter Umständen, in denen Bezugsrechte ansonsten nicht ausgeschüttet würden, kann die Depotbank auf Antrag eines Inhabers, der die Ausschüttung von Optionsscheinen oder anderen Instrumentarien verlangt, um die Bezugsrechte für die ADS's für einen solchen Inhaber darunter zuteilungsfähig zu machen, diese Bezugsrechte für einen solchen Inhaber zur Verfügung stellen, nachdem eine schriftliche Benachrichtigung der Gesellschaft an die Depotbank ergangen ist, dass a) die Gesellschaft in eigener Verantwortung beschlossen hat, die Ausübung solcher Bezugsrechte zuzulassen, und (b) ein solcher Eigentümer solche Unterlagen ausgefertigt hat, die von der Gesellschaft billigerweise in eigener Verantwortung gemäß den geltenden Gesetzen gefordert werden. Falls die Depotbank für alle oder für bestimmte Inhaber Optionsscheine oder andere Instrumentarien für Optionsscheine ausschüttet, wird nach Anweisung eines solchen Inhabers an die Depotbank, dass er diese Bezugsrechte im Rahmen solcher Optionsscheine oder anderer Instrumentarien wahrnehmen möchte, die Depotbank nach der Bezahlung des Bezugskurses

oder einer anderen Summe, die für die Ausübung der Bezugsrechte angegeben wird, nach der Bezahlung der bereits bekannt gemachten Gebühren und Kosten der Depotbank und aller anderen Gebühren, die in solchen Optionsscheinen oder anderen Instrumentarien festgelegt sind, durch einen solchen Inhaber an die Depotbank, diese im Namen eines solchen Inhabers die Bezugsrechte wahrnehmen und die Aktien kaufen, und die Gesellschaft wird die so erstandenen Aktien im Namen eines solchen Inhabers an die Depotbank aushändigen lassen. Als Vertreter eines solchen Inhabers wird die Depotbank diese so gekauften Aktien gemäß dem Vertrag hinterlegen lassen, und den Verwalter beauftragen, solche Aktien für die Dauer der Festlegungsfrist auf einem separaten Konto zu verwahren und dem Eigentümer vorläufige ADR's auszufertigen und auszuhändigen. Nach Ablauf der Festlegungsfrist werden die ausgeschütteten Aktien nicht länger gesondert verwahrt, und die Vorläufigen ADR's werden automatisch in ADR's umgewandelt, die keine Vorläufige ADR's mehr sind.

(d) **Andere Ausschüttungen.** (i) Wertpapiere, die der Depotbank zur Verfügung stehen, und aus anderen Ausschüttungen stammen, die nicht aus Bargeld, Aktienausschüttungen und Bezugsrechten bestehen, (»Andere Ausschüttungen«), auf solchen Wegen, die die Depotbank nach Rücksprache mit der Gesellschaft für gesetzlich zulässig, gerecht und durchführbar hält, oder (ii) in dem Ausmaß, in dem die Depotbank nach Rücksprache mit der Gesellschaft die Ausschüttung solcher Wertpapiere als nicht für gesetzlich zulässig, gerecht und durchführbar hält, alle die USD, die der Depotbank als Nettoerlös des Verkaufs von anderen Ausschüttungen zur Verfügung stehen, und weiterhin gelten die im Absatz Bargeld ausgeführten Bestimmungen.

In dem Ausmaß, in dem die Depotbank nach Rücksprache mit der Gesellschaft beschließt, dass jegliche Ausschüttung nicht gesetzlich zulässig oder im Hinblick auf jeden Inhaber durchführbar ist, kann die Depotbank eine solche Ausschüttung vornehmen, die sie für gesetzlich zulässig und praktisch durchführbar hält, einschließlich der Ausschüttung von Fremdwährungen und Wertpapieren (oder entsprechender Unterlagen, die das Recht auf Erhalt von Fremdwährungen oder Wertpapieren verbriefen), oder selbige im Bezug auf die ADR's eines solchen Inhabers als Hinterlegte Wertpapiere zurückhalten (ohne Haftung für Zinszahlungen darauf oder deren Investition).

Ungeachtet jeglicher gegenteiliger Aussagen unterliegt die Gesellschaft keinerlei Verpflichtung, entweder (i) alle ADR's, Aktien, Bezugsrechte oder andere Wertpapiere, die in dem vorliegenden Absatz (11) gemäß dem Wertpapiergesetz beschrieben werden, zu registrieren, oder (ii) andere Handlungen vorzunehmen, die die Ausschüttung solcher ADR's, Aktien, Bezugsrechte oder anderer Wertpapiere gemäß den US-Wertpapiergesetzen ermöglichen.

(e) Ungeachtet jeglicher hierin enthaltener gegenteiliger Aussagen unterliegt die Depotbank keinerlei Verpflichtung, irgendwelche Summen, auf die die Inhaber einen rechtmäßigen Anspruch haben, in USD umzutauschen und zu verteilen, wenn die Inhaber schriftlich verlangt haben, dass die Depotbank ihnen diese Summen in Fremdwährung auszahlt.

1.5.12 Stichtage

Die Depotbank wird einen Stichtag festsetzen (der (a) im Fall einer Ausschüttung soweit möglich der gleiche Tag sein sollte wie der Ausschüttungstermin, der von der Gesellschaft festgelegt wird, und (b) in allen anderen Fällen nach durchführbarer Rücksprache mit der Gesellschaft festgesetzt wird), der für die Ermittlung von Inhabern festgelegt wird, die Anspruch auf Ausschüttung auf oder in Bezug auf Hinterlegte Wertpapiere haben, und die Anspruch darauf haben, Verfügungen für die Ausübung jeglichen Stimmrechts zu treffen, die Benachrichtigungen erhalten oder im Hinblick auf andere Angelegenheiten handeln sollen, wobei nur Inhaber, die bei Geschäftsschluss eines solchen Tages registriert sind, diesen Anspruch darauf erhalten.

1.5.13 Stimmrecht auf hinterlegte Wertpapiere

Die Depotbank wird so schnell als möglich nach Erhalt von Mitteilungen durch die Gesellschaft über jegliche Versammlungen oder Zustimmungserklärungen oder Abstimmungsvollmachten von Inhabern von Hinterlegten Wertpapieren auf Verlangen der Gesellschaft

an Inhaber (zur Weiterleitung an die wirtschaftlichen Eigentümer) eine Benachrichtigung (die »Benachrichtigung«) versenden, (a) die solche Informationen enthält, die die Gesellschaft in der Benachrichtigung oder Aufforderung an die Depotbank gesendet hat, zusätzlich alle Aufforderungsunterlagen, (b) die angibt, dass jeder Inhaber Anspruch darauf hat, an dem Stichtag, der von der Depotbank für diesen Zweck festgelegt wurde, vorbehaltlich geltender Gesetze und der Satzung der Gesellschaft, der Depotbank Anweisungen zur Ausübung der vorhandenen Stimmrechte, die die Hinterlegten Wertpapiere betreffen, welche den ADR's eines solchen Inhabers zugrunde liegen, zu geben (c) die angibt, wie und wann solche Verfügungen gemacht werden können, (d) die eine Erklärung dahingehend enthält, dass davon ausgegangen wird, falls keine Stimmrechtsverfügungen vor oder zu dem von der Depotbank für diesen Zweck festgelegten Zeitpunkt eintreffen, der Inhaber die Depotbank so instruiert hat, dem Verwalter eine Abstimmungsvollmacht in Bezug auf die Aktien oder andere Hinterlegte Wertpapiere zu erteilen, um das Stimmrecht für solche Aktien oder andere Hinterlegte Wertpapiere gemäß Paragraph 135 des deutschen Aktiengesetzes auszuüben, (e) eine Kopie der Stimmrechtsempfehlung (die »Empfehlung«) enthält, die vom Verwalter gemäß Paragraph 128 (2) des deutschen Aktiengesetzes vorbereitet wurde, gemeinsam mit einer englischen Übersetzung derselben, und (f) die eine Erklärung enthält, dass auf schriftlichen Antrag und auf Kosten eines Inhabers, und vorbehaltlich der Befolgung aller berechtigten Anforderungen, die die Depotbank festlegt (die die Hinterlegung der ADS eines solchen Inhabers auf ein Sperrkonto oder Transferbeschränkungen für die ADR eines solchen Inhabers enthalten können), die Depotbank einen solchen Inhaber mit den notwendigen Unterlagen versehen wird, die es einem solchen Inhaber ermöglichen, eine solche Versammlung wahrzunehmen.

Nachdem die Depotbank von einem Inhaber an einem solchen Stichtag derartige oben beschriebene Anweisungen an oder vor dem von der Depotbank für diesen Zweck festgelegten Datum erhalten hat, wird die Depotbank versuchen, soweit es praktisch durchführbar und gesetzlich zulässig ist, und gemäß der Satzung der Gesellschaft und den Vorschriften für die Bereitstellung und Bestimmung von Hinterlegten Wertpapieren zulässig ist, (i) das Stimmrecht für die Menge der Hinterlegten Wertpapiere, die den ADR's eines solchen Inhabers zugrunde liegen, wahrzunehmen oder wahrnehmen zu lassen, (ii) auf Verlangen eines Inhabers, der solche Anweisungen über die Ausübung des Stimmrechts, welches sich auf die Menge der Hinterlegten Wertpapiere bezieht, die den ADR's eines solchen Halters zugrunde liegen, bisher noch nicht erteilt hat und vorbehaltlich der Einhaltung aller berechtigten Bestimmungen (was die Hinterlegung oder die Transfersperre für ADR's eines solchen Inhabers beinhalten kann), einem solchen Inhaber (oder einer Person, die von einem solchen Inhaber bestimmt wird) die notwendigen Unterlagen zur Verfügung zu stellen, die zur Teilnahme an einer Versammlung von Inhabern Hinterlegter Wertpapiere erforderlich sind.

Die Depotbank darf das Stimmrecht für Hinterlegte Wertpapiere nicht ausüben oder veranlassen, außer in Übereinstimmung mit den Anweisungen, die sie von Inhabern von ADR's erhalten hat (oder die, wie im folgenden Absatz ausgeführt, als gegeben gelten).

Vorbehaltlich dem folgenden Absatz wird, wenn an oder vor dem von der Depotbank für diesen Zweck festgelegten Datum keine spezifische Verfügung zur Ausübung des Stimmrechtes vom Inhaber (der eine fristgerechte Benachrichtigung von der Depotbank erhalten hat) an die Depotbank ergeht, die sich auf die Hinterlegten Wertpapiere bezieht, die den ADR's eines solchen Inhabers zugrunde liegen, und ein solcher Inhaber der Depotbank keine fristgerechte Mitteilung über seine Absicht macht, die Versammlung zu besuchen und das Stimmrecht auszuüben, bei einem solchen Inhaber davon ausgegangen, und die Depotbank wird einen solchen Inhaber so behandeln, dass er die Depotbank angewiesen hat, dem Verwalter eine Stimmrechtsvollmacht im Hinblick auf solche Aktien oder andere hinterlegte Wertpapiere zu geben, damit er das Stimmrecht für solche Aktien oder Hinterlegte Wertpapiere gemäß Paragraph 135 des Deutschen Aktiengesetzes ausüben kann.

Ungeachtet aller in diesem Vertrag enthaltenen gegenteiligen Punkte gilt, dass in dem Fall, in dem der Verwalter es versäumt, der Depotbank die Empfehlungen mindestens einund-

zwanzig (21) Kalendertage vor einer Versammlung von Inhabern von Aktien oder anderen Hinterlegten Wertpapiere vorzulegen, für die die Depotbank von der Gesellschaft im Rahmen des Vertrags eine Benachrichtigung erhalten hat, die Depotbank eine solche Benachrichtigung ohne eine solche Empfehlung (und ohne Bezug auf jegliche Stimmrechtsvollmacht, die dem Verwalter erteilt werden soll) an die Inhaber wie hierin oben festgelegt versenden wird, und danach in jedem Fall, in dem von einem Inhaber zu oder vor dem von der Depotbank dafür festgelegten Datum keine bestimmten Stimmrechtsanweisungen bei der Depotbank eingetroffen sind, die sich auf die Hinterlegten Wertpapiere, die den ADR's eines solchen Inhabers zugrunde liegen, beziehen, bei einer solchen Versammlung keine Stimmen in Bezug auf solche Hinterlegten Wertpapiere abgegeben werden.

Die Depotbank wird bestrebt sein, sicherzustellen, dass sie zu jedem Zeitpunkt, zu dem sie im Rahmen dieses Absatzes (13) Stimmen für Aktien oder andere Hinterlegte Wertpapiere abgibt oder die Stimmabgabe veranlasst, gemäß dem Vertrag die Anzahl von Aktien und anderen Hinterlegten Wertpapieren deponiert hat, für die sie Stimmrechtsanweisungen von Inhabern erhalten hat (oder Stimmrechtsanweisungen, die als solche angesehen werden). Wenn der Fall eintritt, dass zu einem solchen Zeitpunkt die Anzahl der Aktien beziehungsweise die Anzahl anderer Hinterlegter Wertpapiere, die gemäß diesem Vertrag hinterlegt sind, geringer ist als die Anzahl von Aktien oder von anderen Hinterlegten Wertpapieren, für die die Depotbank Stimmrechtsanweisungen (oder Stimmrechtsanweisungen, die als solche angesehen werden) erhalten hat, wird die Depotbank die Stimme für solche Aktien oder andere Hinterlegte Wertpapiere entsprechend solcher Anweisungen (oder Stimmrechtsanweisungen, die als solche angesehen werden) abgeben und die Anzahl der Wertpapiere, für die Stimmen abgegeben werden, entsprechend anteilmäßig anpassen.

1.5.14 Veränderungen, die hinterlegte Wertpapiere betreffen

Vorbehaltlich der Absätze (4), (7) und (9) stellt jede Veränderung des Nominal- oder Nennwertes, jeder Aktiensplitt oder Konsolidierung oder andere Umgliederungen von Hinterlegten Wertpapieren, jede Aktienausschüttung oder Andere Ausschüttung, die nicht gemäß Absatz (11) an Inhaber ausgeschüttet wurde, oder jegliche Rekapitalisierung, Umorganisation, Zusammenschluss, Liquidation oder andere unternehmerische Ereignisse oder der Verkauf aller oder wesentlicher Vermögenswerte der Gesellschaft, jegliches Bargeld oder Wertpapiere, die von der Depotbank hinsichtlich jeglicher Hinterlegter Wertpapiere entgegengenommen wurden, im Folgenden Hinterlegte Wertpapiere dar, und jede ADS, die durch dieses ADR bewiesen wird, stellt automatisch ihre anteilige Beteiligung an den dann gebildeten Hinterlegten Wertpapieren dar. In jedem so gelagerten Fall kann die Depotbank, und muss, wenn von der Gesellschaft so verlangt, jeden Teil des so erhaltenen Bargeldes oder der so erhaltenen Wertpapiere ausschütten und zusätzliche ADR's ausfertigen und aushändigen oder die Besitzaufgabe von sich im Umlauf befindenden ADR's fordern, die gegen neue ADR's umgetauscht werden, die die ADS genau beschreiben und verbriefen, welche die neuen Hinterlegten Wertpapiere darstellen.

1.5.15 Freistellung

Die Depotbank, die Gesellschaft, ihre jeweiligen Angestellten, Direktoren Tochtergesellschaften und Vertreter werden: (a) nicht haften (i) wenn Gesetz, Bestimmung, Vorschriften jeglicher Aufsichtsbehörde oder Börse, die Vorschriften von oder die Anwendung von jeglichen Hinterlegten Wertpapieren, Höhere Gewalt, Krieg oder andere Umstände außerhalb ihrer Kontrolle jegliche Handlung verhindern und verzögern oder mit einer zivilen oder strafrechtlichen Strafe belegt, die gemäß dieses Vertrages oder dieses ADR's von der Depotbank ausgeführt werden muss, oder (ii) wenn sie nach Treu und Glauben jeglichen eigenen Ermessensspielraum, der ihnen anhand des Vertrages oder dieses ADR's gewährt wird, ausüben oder nicht ausüben (b) übernehmen keine Verantwortung außer der, ihren Verpflichtungen in dem Umfang ohne Nachlässigkeit und nicht wider Treu und Glauben nachzukommen, in dem diese ausdrücklich in diesem ADR und dem Vertrag vorgesehen sind, (c) keiner Verpflichtung unterliegen, an einer Handlung, Klage oder einem Verfahren in Bezug auf jegliche Hinterlegte Wertpapiere oder dieses ADR teilzunehmen, und sie strafrechtlich zu verfolgen oder zu verteidigen, (d) auch nicht für jegliche Handlung oder Unterlassung ih-

rerseits haften, die im Vertrauen auf den Rat oder die Informationen von Rechtsanwälten, Wirtschaftsprüfern, jeder Person, die Aktien deponiert, jeglichem Inhaber oder wirtschaftlichem Eigentümer von ADR's, oder jeder anderen Person, von der sie nach Treu und Glauben annehmen konnten, dass sie über die Kompetenz verfügt, solchen Rat oder Informationen zu geben. Wenn die Depotbank, die Gesellschaft und ihre jeweiligen Vertreter aufgrund einer schriftlichen Benachrichtigung, Aufforderung, Anweisung, oder einer anderen Unterlage, die sie in Treu und Glauben für echt halten, und die von der ordnungsgemäßen Partei oder den Parteien unterzeichnet oder vorgelegt wurde, Handlungen vornehmen, so können sie sich darauf verlassen und sind dadurch abgesichert. Die Depotbank und ihre Vertreter sind nicht für irgendein Versäumnis in der Ausführung von Anweisungen zur Stimmabgabe für irgendwelche der Hinterlegten Wertpapiere, für das Ergebnis einer solchen Stimmabgabe oder für die Auswirkungen einer solchen Stimmabgabe verantwortlich. Die Depotbank ist nicht für Handlungen oder Unterlassungen verantwortlich, die von einer nachfolgenden Depotbank begangen werden, unabhängig davon, ob diese Handlungen oder Unterlassungen in Verbindung mit einer vorausgegangenen Handlung oder Unterlassung der Depotbank oder in Verbindung mit einer Angelegenheit stehen, die erst nach der Entfernung oder Kündigung der Depotbank vollständig ans Licht kommt, vorausgesetzt, die Depotbank ist in Verbindung mit der Angelegenheit, aus der sich eine mögliche Haftung ergeben könnte, ihren Verpflichtungen als Depotbank ohne Nachlässigkeit und nicht wider Treu und Glauben nachgekommen. Die Depotbank und ihre Vertreter können jede Wertpapiergattung der Gesellschaft und ihrer Tochtergesellschaften sowie ADR's besitzen und mit ihnen handeln. Im Vertrag hat die Gesellschaft zugestimmt, die Depotbank unter bestimmten Bedingungen schadlos zu halten, und die Depotbank hat zugestimmt, die Gesellschaft unter bestimmten Bedingungen schadlos zu halten. Bei keiner der hier oder im Vertrag genannten Bestimmungen ist ein Haftungsausschluss im Sinne des Wertpapiergesetzes beabsichtigt.

1.5.16 Änderung

Vorbehaltlich des letzten Satzes von Absatz (4) können die ADR's und der Vertrag von der Gesellschaft und der Depotbank ohne Zustimmung der Inhaber geändert werden, wobei vorausgesetzt wird, dass jegliche Änderungen, die Gebühren oder Kosten einführen oder erhöhen (andere als jene, die in den Absätzen (i) bis (iv) von Abschnitt (9) vorkommen), oder solche, die ansonsten bestehende substantielle Rechte von Inhabern beeinträchtigen, 30 Tage nach der Benachrichtigung der Inhaber über eine solche Änderung Gültigkeit erlangen. Es wird angenommen, dass jeder Inhaber und wirtschaftliche Eigentümer, indem er zu dem Zeitpunkt, zu dem eine Änderung gültig wird, weiterhin ADR's oder eine Beteiligung daran hält, einer solchen Änderung zustimmt und im folgenden durch die ADR's und den Vertrag, der dadurch geändert wurde, verpflichtet ist.

1.5.17 Kündigung

Die Depotbank wird auf schriftliche Anweisung der Gesellschaft den Vertrag und dieses ADR kündigen, indem sie eine Benachrichtigung über eine solche Kündigung mindestens 30 Tage vor dem in einer solchen Benachrichtigung festgesetzten Kündigungstermin an die Inhaber versendet. Die Depotbank ist berechtigt, den Vertrag, nachdem sie die Inhaber auf die im vorhergehenden Satz dieses Abschnitts (17) beschriebene Weise benachrichtigt hat, zu jeder Zeit nach 90 oder mehr Tagen zu kündigen, nachdem die Depotbank der Gesellschaft ihre schriftliche Kündigung übermittelt hat, vorausgesetzt, dass vor dem Ende dieser 90-tägigen Frist keine nachfolgende Depotbank gemäß Paragraph 10 des Vertrages ernannt wurde und ihre Ernennung angenommen hat. Nach dem so festgelegten Kündigungsdatum werden die Depotbank und ihre Vertreter keine weiteren Handlungen mehr unter dem Vertrag und diesem ADR vornehmen, außer der Benachrichtigung der Inhaber über eine solche Kündigung, der Entgegennahme und Verwahrung (oder dem Verkauf) von Ausschüttungen auf Hinterlegte Wertpapiere und der Aushändigung von Hinterlegten Wertpapieren, über die vorzeitig verfügt wurde, zusammen mit solchen Ausschüttungen auf Hinterlegte Wertpapiere (nach Abzug der Gebühren und Kosten der Depotbank). Die Depotbank hat das Recht, zu jeder Zeit nach dem Ablauf eines Jahres nach dem so festgelegten Kündigungstermin die Hinterlegten Wertpapiere zu verkaufen und danach (so lange, wie sie es gesetzlich darf) den Nettoerlös solcher Verkäufe, gemeinsam mit ande-

rem Bargeld, das gemäß dem Vertrag von ihr verwahrt wird, uninvestiert und ohne für Zinsen zu haften, für den anteilsmäßigen Nutzen der Inhaber von ADR's, die nicht zuvor aufgegeben wurden, zu verwahren, wobei solche Inhaber im Hinblick auf diese Erlöse zu allgemeinen Gläubigern der Depotbank werden. Nach der Durchführung eines solchen Verkaufs wird die Depotbank aus allen Verpflichtungen im Hinblick auf den Vertrag und dieses ADR's entlassen, mit Ausnahme der Rechenschaft, die sie über solche Nettoerlöse und andere Bargeldsummen (nach Abzug der Gebühren und Kosten der Depotbank) ablegen muss und ihrer Verpflichtung, die Gesellschaft schadlos zu halten. Nach dem so festgelegten Kündigungstermin wird die Gesellschaft von allen vertraglichen Verpflichtungen entlassen, mit Ausnahme ihrer Zahlungsverpflichtungen und der Verpflichtung, die Depotbank schadlos zu halten.

1.6 Preisnotierung, Lieferung, Zeichnungsfrist und Zahlung sowie Bezugsrechte

Das Bezugsrecht findet gemäß den Bestimmungen des Aktienrechts Anwendung.

Die Bezahlung der zugeteilten ADR's erfolgt umgehend nach der Zeichnungsbestätigung durch die HPM GmbH. Die Zahlung hat auf das Geschäftskonto der DBH AG bei der Commerzbank AG in Düsseldorf, Kontonummer 4904702-01, BLZ 30040000, zu erfolgen.

Die Zeichnungsfrist beginnt mit dem 15.04.00 und endet am 15.07.00. Die DBH AG ist befugt, die Zeichnungsfrist je nach Bedarf zu verkürzen bzw. zu verlängern. Eine vorzeitige Zeichnungsverkürzung darf jedoch nicht vor dem 15.05.00 erfolgen und eine Zeichnungsverlängerung darf im Höchstfall weitere 3 Monate, also bis zum 15.10.00, betragen. Das Mindestzeichnungsvolumen beträgt DM 7.500.- (500 ADR's).

Nach erfolgter Zeichnung und Zahlung werden durch den Depositär die ADR's ausgegeben. Die Auslieferung dieser ADR's erfolgt nach deren Ausgabe.

Es ist vorgesehen, nach der Ausstellung der neuen ADR's die notwendigen Schritte zur Einbindung in den bestehenden ADR-Vertrag einzuleiten. Die DBH AG sieht eine Zeitspanne von 1 - 5 Monaten für die Begebung der ADR's und das anschließende Genehmigungsverfahren als realistisch an. Somit würde zunächst eine Preisnotierung OTC in den USA gemeinsam mit den bestehenden ADR's erlangt werden. Hierzu werden entsprechende Market Maker bzw. Brokerunternehmen angesprochen.

Anschließend ist vorgesehen, eine Preisnotierung aller ADR's an der Nasdaq und anschließend in Deutschland im Freiverkehr durch eine deutsche Maklergesellschaft zu erlangen. Die hierfür notwendigen Schritte, z.B. die Erlangung des Status der »Reporting Company« oder die Registrierung der ADR's bei der SEC, sind bereits eingeleitet und sollten voraussichtlich bis Mitte 2000 abgeschlossen sein.

1.7 Verwendung des Emissionserlöses/Kosten

Emissionsvolumen (inkl. Greenshoe):	4.800.000,- DM
abzüglich	
Geschätzte Emissionskosten:	720.000,- DM
Nettoerlös der Altaktionäre:	867.000,- DM
Geschätzter Nettoemissionserlös:	3.213.000,- DM

Die DBH AG erwartet, eine vollständige Plazierung (inkl. Greenshoe) vorausgesetzt, einen Nettoemissionsmittelzufluss von DM 3.213.000,-. Die einmalige Kostenbelastung der DBH AG durch die Emission werden bei ca. 15% des Emissionserlöses liegen.
Die Gesellschaft beabsichtigt im wesentlichen das Geschäft ihrer Tochtergesellschaft HPM GmbH zu unterstützen. Des weiteren sind zusätzliche Beteiligungen an jungen, wachstumsstarken Unternehmen aus dem Internetsektor geplant. Eine detaillierte Planung befindet sich unter Kapitel 6.2.

1.8 Einsichtnahme in die Unterlagen

Die in diesem Prospekt genannten, die Ausgabe der ADR's bzw. die Gründung der Gesellschaft betreffenden, Unterlagen (z.B. Gründungsdokumente, Bilanzen, wesentliche Verträge etc.) können am Sitz der Gesellschaft, Garather Schloßallee 19, 40595 Düsseldorf, ab dem 15.04.00 bis zum Ende der Plazierungsfrist eingesehen werden.

2 Risikofaktoren/Anlageerwägungen

Bevor sich Anleger entschließen, Aktien/ADR's der DBH AG zu erwerben bzw. zu zeichnen, sollten sie sich vorab mit dem Inhalt dieses Prospektes eingehend vertraut machen. Der Erwerb dieser Aktien/ADR's ist nicht mit einer sicheren Anlage im herkömmlichen Sinne zu vergleichen und gilt somit als spekulative Anlage. Wie bei jeder Aktienanlage ist der Anlagezeitraum unbedingt als langfristig anzusehen. Zum besseren Verständnis sind die wesentlichen Risikofaktoren nachfolgend aufgeführt:

2.1 Unternehmensinternes Risiko: Beteiligung HPM GmbH

2.1.1 Abhängigkeit von Märkten bzw. vom Wettbewerb

Die 100%ige Tochter HPM GmbH stellt im Augenblick den wichtigsten aktiven Unternehmenszweig der DBH AG dar. Ihr Markt schlüsselt sich in zwei Bereiche auf: Dem ersten Markt (BRD), in dem die HPM GmbH ihre Kunden akquiriert und dem zweiten Markt (USA), auf dem sich die Kunden der HPM GmbH bewegen. In beiden Märkten ergibt sich eine starke Abhängigkeit für die HPM GmbH. Sollte sich zum Beispiel eine drastische Verschlechterung der wirtschaftlichen Situation in Gesamtdeutschland bzw. eine allgemeine Abneigung gegenüber US-Wertpapiergeschäften entwickeln, oder sollten sich die rechtlichen Rahmenbedingungen für Finanzdienstleister im allgemeinen oder gar für die HPM GmbH im besonderen in Zukunft, auch im Hinblick auf die KWG-Novelle zu Ungunsten der HPM GmbH entwickeln, oder sollte sich die Wettbewerbssituation unter den Anbietern drastisch verschärfen, so kann dies zu einem negativen Einfluss auf die Umsatz- und Ertragssituation der HPM GmbH führen. Im zweiten Markt der HPM GmbH ist die Gesellschaft im Wesentlichen abhängig von der gesamten Weltbörsensituationen im allgemeinen bzw. der Situation der US-Börse im besonderen. Obwohl die HPM GmbH Konzepte anbietet, bei denen auch von einer sinkenden Gesamtbörse profitiert werden kann, bedeutet das nicht, dass das Interesse an HPM GmbH Produkten auch in einer Baissephase zwangsläufig aufrecht erhalten werden kann. Ferner kann die Wechselkursentwicklung an den Devisenbörsen im allgemeinen bzw. die Veränderung der DM/Euro-Dollar-Parität im besonderen zu einem Nachlassen des Interesses an den Produkten der HPM GmbH führen.

2.1.2 Abhängigkeit von Dritten

Wie in jedem Unternehmen, in dem den Mitarbeitern breites Know-how und intensiver persönlicher Einsatz abverlangt wird, so ist auch die DBH AG in hohem Maße von ihren vorhandenen bzw. neu zu verpflichtenden Mitarbeitern und auch Mitarbeitern ihrer Beteiligungsgesellschaften abhängig. Ein teilweiser oder gar völliger Ausfall einzelner Mitarbeiter ist nur unter starker Belastung und unter zumindest kurzfristigen Qualitätseinbußen auszugleichen.

Eine Aufkündigung des Abwicklungsagreements zwischen HPM GmbH und Pershing Inc., aus welchen Gründen auch immer, wird mit hoher Wahrscheinlichkeit zu zumindest kurzfristig erhöhtem Arbeits- und Kostenaufkommen führen, was die Ertragssituation beeinträchtigen könnte. Sollte sich nach einer Auflösung des Abwicklungsagreements kein neues US-Depotinstitut bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des US-Geschäfts und somit der geschäftliche Kern der HPM GmbH gefährdet.

2.1.3 Abhängigkeit von Produkten/Konzepten/Presse/Daten

Der Erfolg der HPM GmbH ist vom Erfolg ihrer Produkte/Konzepte abhängig. Der derzeitige Markterfolg hängt im wesentlichen vom innovativen Charakter der HPM GmbH Produkte ab. Wenn es der HPM GmbH gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der HPM GmbH gesichert bzw. ausgebaut werden. Der Erfolg der HPM GmbH hängt also im Besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten messbar. Sollten in Zukunft andere Unternehmen die Produkte/Konzepte der HPM GmbH kopieren und in direkten Wettbewerb zur HPM GmbH treten, so kann dies einen negativen

Einfluss auf die Unternehmensentwicklung haben. Des weiteren wird ein Unternehmen wie die HPM GmbH in erster Linie an der monetären Performance ihrer Kunden gemessen. Sollte es der HPM GmbH nicht gelingen in Zukunft ihre Kunden zufrieden zu stellen, so wird dies wahrscheinlich einen negativen Effekt auf die zukünftige Geschäftsentwicklung haben. Unternehmen wie die HPM GmbH reagieren in hohem Maße auf Negativpresse. Obwohl die Presseberichterstattung über die HPM GmbH bislang (überwiegend) positiv verlaufen ist, so kann eine zu Recht oder auch zu Unrecht veröffentlichte Negativpresse einen erheblich negativen Effekt auf die Geschäftsentwicklung haben. Des weiteren kann ein Verlust von z.B. Kundendaten an Unternehmen des Wettbewerbs bzw. eine fehlerhafte Börsendatenübermittlung einen negativen Effekt auf die Entwicklung der HPM GmbH ausüben.

2.2 Unternehmensinternes Risiko: Beteiligung Vision@Technologie AG

2.2.1 Abhängigkeit von Märkten bzw. vom Wettbewerb

Der Erfolg der 54%igen Tochter Vision@Technologie AG hängt stark von der Entwicklung noch nicht etablierter Märkte ab. Die besondere Leistung der Hauptprodukte der Vision@Technologie AG liegt darin, die offline Computerwelt mit der online Welt (Internet) zu vereinen. Als Datenträger fungiert derzeit die MiniROM. Sowohl die zukünftige Akzeptanz des Mediums Internet, als auch die Bereitschaft von Betrieben, die MiniROM als Bindeglied zwischen offline und online Welt zu nutzen, beeinflussen die Aussichten der Vision@Technologie AG.

Die Strukturen des Marktumfeldes ändern sich täglich und jede Prognose über die zukünftige Entwicklung ist als ungewiss zu bezeichnen. Der technische Fortschritt kann Medien und Anwendungen ermöglichen, welche die Märkte und Produkte der Vision@Technologie AG beeinträchtigen. Auch kann eine mangelnde Akzeptanz der Produkte der Vision@Technologie AG durch eine Veränderung des Nachfrageverhaltens potentieller Kunden hervorgerufen werden.

2.2.2 Abhängigkeit von Dritten

Die Vision@Technologie AG hat ein enges Vertragsnetz geflochten, dessen reibungsloses Funktionieren die Voraussetzung für ein erfolgreiches Geschäft ist. Sowohl Mitarbeitern der Vision@Technologie AG, als auch Vertragspartnern, die aufgrund des hohen Innovationsgrades der Produkte flexibel miteinander Hand in Hand arbeiten müssen, wird ein hohes Engagement abverlangt. Der Ausfall einer Partei kann daher zu Unregelmäßigkeiten im Service und dadurch schlimmstenfalls zu Umsatzeinbußen führen.

Die derzeitige Geschäftstätigkeit der Vision@Technologie AG, der Vertrieb der MiniROM, ist durch einen Alleinvertretungsvertrag für den deutschsprachigen Raum mit der GMS-softmed SCRIS abgesichert. Eine Aufkündigung des Vertrages, aus welchen Gründen auch immer, würde der Vision@Technologie AG zumindest kurzfristig die Geschäftsgrundlage entziehen und mit hoher Wahrscheinlichkeit die Ertragssituation beeinträchtigen. Sollte sich nach einer Auflösung des Alleinvertretungsvertrages kein neuer Partner bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des Geschäfts und somit der geschäftliche Kern der Vision@Technologie AG gefährdet.

2.2.3 Abhängigkeit von Produkten und Patenten

Der Erfolg der Vision@Technologie AG ist vom Erfolg ihrer Produkte abhängig. Der Markterfolg hängt im wesentlichen vom innovativen Charakter der Vision@Technologie AG Produkte und deren schneller Markteinführung ab. Wenn es der Vision@Technologie AG gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der Vision@Technologie AG gesichert bzw. ausgebaut werden. Der Erfolg der Vision@Technologie AG hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten messbar. Sollten in Zukunft andere Unternehmen die Produkte der Vision@Technologie AG kopieren und in direkten Wettbewerb zur Vision@Technologie AG treten, so kann dies einen negativen Einfluss auf die Unternehmensentwicklung haben.

Sowohl eine Verzögerung einer Markteinführung, der Kostenaufwand für Rechtsstreitigkeiten, als auch verlorene Marktanteile können das Ergebnis der Vision@Technologie AG beeinträchtigen oder im ungünstigen Fall sogar deren Fähigkeit zur Fortführung der Geschäftstätigkeit unmöglich werden lassen.

2.3 Beherrschung der Gesellschaft

Nach erfolgter Plazierung der ADR's (inkl. Greenshoe) wird der Vorstand der DBH AG, Herr Henry Littig, einen Anteil von 59,37% der ausstehenden Anteile an der DBH AG halten und einen wesentlichen Einfluss auf die Gesellschaft haben.

2.4 Dividenden- bzw. Gewinnausschüttung

Die DBH AG arbeitet derzeit als profitables Unternehmen mit Gewinn. Dennoch hat die DBH AG vorerst nicht vor, Dividenden an die Aktionäre auszuschütten. Im Unternehmen erzielte Gewinne werden thesauriert und in das Unternehmen reinvestiert. Eine Wertsteigerung bzw. eine angestrebte Rendite kann der Anleger also vorerst nur über eine Kurssteigerung der Aktie anstreben.

2.5 Allgemeine Risiken

2.5.1 Grundsätzliche Risiken der Aktien/ADR-Anlage

Eine Anlage in Aktien/ADR's, so auch in ADR's der DHB AG, ist grundsätzlich ein spekulatives Geschäft, das im Extremfall das Risiko eines Totalverlustes birgt. Dies ist regelmäßig dann der Fall, wenn die betreffende Aktiengesellschaft, in diesem Fall die DBH AG, in Konkurs geht und/oder sich keine Käufer mehr für die Aktien/ADR's finden lassen. Keinesfalls sollte der Ankauf des DBH AG - ADR's daher auf Darlehensbasis erfolgen.

2.5.2 Spezifische Risiken der Anlage in ADR's

Im wesentlichen gibt es keine großen Unterschiede zwischen einer Aktien- bzw. ADR-Anlage. Die wichtigsten Unterschiede sind jedoch im ADR-Vertrag ersichtlich, der in den Geschäftsräumen der DBH AG vollständig einzusehen ist bzw. in einer kürzeren Fassung auf dem ADR abgedruckt wird.

Es ist beabsichtigt, dass die neuen ADR's in den bereits existierenden ADR-Vertrag mit der Bank of New York eingelegt werden. Die Bank of New York in ihrer Eigenschaft als Depositär hat den ADR-Depotvertrag mit der DBH AG - wie unter Kapitel 1.5 abgedruckt- abgeschlossen. Ein erfolgreiches Einlegen der neuen ADR's in den bestehenden ADR-Vertrag kann jedoch nicht garantiert werden. Sollte, aus welchen Gründen auch immer, ein Einlegen der neuen ADR's in den mit der Bank of New York bestehenden ADR-Vertrag nicht zustande kommen und auch kein anderer Depositär gefunden werden, so muss sich der Anleger darüber im Klaren sein, dass in diesem Fall keinerlei ADR's auf die Stammaktien begeben werden können. Der Anleger erhält in diesem Fall anstatt der ADR's im gleichen Verhältnis Stammaktien der DBH AG (für 4 gezeichnete ADR's = 1 Stammaktie).

Die Preisnotierung der ADR's in den USA würde somit entfallen und die DBH AG würde in diesem Fall versuchen, eine Preisnotierung der Stammaktien über einen deutschen Freiverkehrsmakler an einem deutschen Freiverkehr zu beantragen.

2.5.3 Währungsrisiko

Die DBH AG beabsichtigt, zunächst die auf die Inhaberstammaktien ausgegebenen ADR's an einem Segment der US-Börse listen zu lassen. Die Preisfeststellung findet in US-$ statt. Obwohl der Geschäftsgegenstand auf DM-Basis abgerechnet wird, kann eine Veränderung an den Devisenmärkten, insbesondere der DM/Euro-Dollar-Parität, einen wesentlichen Einfluss auf den Aktienkurs haben, der zu Lasten des Anlegers gehen könnte.

2.5.4 Voraussetzungen einer Preisnotierung/Nichthandelbarkeit der Aktien/ADR's

Die DBH AG wird durch den Depositär ADR's auf seine neuen Inhaberstammaktien ausgeben. Diese werden nach erfolgreichem Abschluss des Anmeldeverfahrens in den USA OTC gemeinsam mit den alten ADR's gehandelt werden. Ein ADR verbrieft im wesentlichen die gleichen Rechte wie die dahinterstehende Inhaberstammaktie. Ein Auszug des ADR-Vertragstexts ist auf der Rückseite des ADR Zertifikates aufgedruckt. Sollte es, aus welchen Gründen auch immer, nicht zu einer Begebung der ADR's kommen, oder sollte die Notierung gemeinsam mit den alten ADR's fehlschlagen, so wird die DBH AG auf eine Preisnotierung in den USA verzichten. In diesem Falle würde die DBH AG versuchen, eine Preisnotierung für ein Segment der Deutschen Börse (Freiverkehr) zu beantragen. Wird auch eine solche Beantragung, aus welchen Gründen auch immer, abschlägig behandelt werden, so wird sich auf unabsehbare Zeit kein organisierter Markt für die Aktien/ADR's der DBH AG entwikkeln. Der Anleger wäre in diesem Fall darauf angewiesen, selbst einen Käufer für seine Aktien zu finden, bis eine Preisnotierung endgültig vorliegt.

Bevor der Handel mit den ADR's aufgenommen werden kann, muss dies in einem gesonderten Anmeldeverfahren beantragt werden. Dies kann zwischen einem Monat im günstigen Fall und mehr als sechs Monate im ungünstigen Fall dauern. Aber auch hier kann nicht gewährleistet werden, dass die Registrierung überhaupt positiv beschieden wird. Auch in diesem Fall würde sich die HPM GmbH auf eine umgehende Notierung an einem deutschen Freiverkehrsmarkt konzentrieren.

2.5.5 Allgemeine Risiken einer Notierung am Freiverkehrsmarkt in den USA

Der Wert einer(s) Aktie/ADR hängt im wesentlichen vom erzielbaren Kurs ab. Dieser Kurs ist in der Regel mehr oder weniger starken Schwankungen unterworfen, die sich nach verschiedensten Faktoren richten wie z.B. der aktuellen Unternehmenssituation, der wirtschaftlichen Großwetterlage, dem aktuellen Zinsniveau oder einfach nur Angebot und Nachfrage nach der (dem) betreffenden Aktie/ADR.

Gerade im Freiverkehr spielt die Marktliquidität eine entscheidende Rolle. Häufig finden sich nicht genügend Käufer für ein(e) Aktie/ADR, vor allem dann nicht, wenn in kürzerer Zeit relativ viele Aktien/ADR's abgestoßen werden sollen. In diesem Falle kann es zu deutlich sinkenden Notierungen kommen. Ebenso können starke Käufe in dem betreffenden Papier den Kurs deutlich nach oben schnellen lassen. Gerade am US-Freiverkehrsmarkt kann die Differenz zwischen Kauf- und Verkaufskurs der betreffenden Aktien sehr groß sein, im Extremfall übersteigt der Kaufpreis den Verkaufspreis um mehr als das Doppelte. Auch gibt es keine Garantie dafür, dass die in der (dem) Aktie/ADR handelnden Market Maker überhaupt Aktien/ADR's zu dem angegebenen Kurs kaufen bzw. verkaufen. Teilweise findet der Handel erst deutlich darunter bzw. darüber statt.

2.5.6 Plazierungsrisiko

Sollten nach Ablauf der Zeichnungsfrist nicht mindestens 100.000 ADR's plaziert sein, gilt die Emission als gescheitert. Dies entspräche einem Emissionserlös von mindestens DM 1.500.000,-. Die Anleger erhalten dann ihren Einsatz, allerdings ohne Zinsen, zurück. Der Anleger muss sich bewusst sein, dass die offizielle Zeichnungsfrist im Bedarfsfall verlängert werden kann.

Sollten nach Ablauf der Zeichnungsfrist zwischen 100.000 und 240.000 Stück der zu plazierenden ADR's gezeichnet worden sein, so muss sich der Anleger bewusst sein, dass der Nettoemissionserlös im gleichen Verhältnis kleiner und die Verwendung der Mittel im freien Ermessen der Gesellschaft liegen wird und somit angestrebte Investitionen eventuell nicht mehr wie geplant durchführbar sind.

2.5.7 Stock Option Plan

Als besonderen Leistungsanreiz hat die DBH AG beschlossen, Mitarbeitern der DBH AG sowie den Mitarbeitern von Tochter- und Partnerunternehmen, eine besondere Vergütung in Form von DBH AG Aktienoptionen, die zum Bezug von DBH AG Aktien zu einem festen Kurs

berechtigen, zu gewähren. Die Ermächtigung die Aktienoptionen einzulösen, ist in erster Linie von einem steigenden DBH AG Aktienkurs abhängig.

Diese im Interesse aller Aktionäre beschlossene Maßnahme kann jedoch bei Ausübung der Optionen zu einem zusätzlichen Aktienangebot an der Börse führen. Diese Verkäufe der Aktienoptionsbesitzer können somit den Aktienkurs negativ belasten. Der vollständige Stock Option Plan ist in den Geschäftsräumen der DBH AG einzusehen.

Die wesentlichen Punkte des Stock Option Plans sind:

Die DBH AG ist berechtigt, Stock Optionen auszugeben die zum Bezug von DBH AG ADR's berechtigen, jedoch nur dann, wenn der Rücknahmepreis der DBH AG ADR's (jeweils in DM umgerechnet) für mindestens 5 Handelstage in Folge um

1. 100 % über dem Emissionspreis des 2nd Offering (= 30,- DM), bzw.
2. 300 % über dem Emissionspreis des 2nd Offering (= 60,- DM), bzw.
3. 700% über dem Emissionspreis des 2nd Offering (= 120,- DM) liegt.

Es werden dann

1. 160.000 ADR's zum vierfachen Nennwert (= 5,- DM), bzw.
2. weitere 240.000 ADR's zum achtfachen Nennwert (= 10,- DM), bzw.
3. weitere 240.000 ADR's zum sechszehnfachen Nennwert (= 20,- DM) ausgegeben.

3 Allgemeiner Teil

3.1 Gründung, Sitz und Gegenstand der Gesellschaft

Die DBH wurde durch Gründungsversammlung vom 09.07.98 gegründet und unter der Nummer HRB 36342 am 21.08.98 in das Handelsregister beim Amtsgericht Düsseldorf eingetragen. Das Grundkapital der Gesellschaft betrug DM 100.000.- und war eingeteilt in 20.000 Inhaberstammaktien im Nennbetrag von je DM 5,—.

Besondere Vorteile im Sinne des § 26 Abs. 1 AktG sind Aktionären, Aufsichtsratsmitgliedern oder Vorstandsmitgliedern zu Lasten der Gesellschaft nicht eingeräumt worden. Sitz der Gesellschaft ist Düsseldorf.

Gegenstand des Unternehmens ist die Beteiligung an anderen Unternehmen sowie damit zusammenhängende Geschäfte. Insbesondere werden Beteiligungen im Finanz- und Internetsektor angestrebt. Ausgeschlossen sind jedoch Tätigkeiten der Rechts- und Steuerberatung und solche Tätigkeiten, die einer besonderen gesetzlichen Erlaubnis bedürfen.

Die Gesellschaft ist berechtigt, alle den Gesellschaftszweck fördernden und im Zusammenhang damit stehenden Geschäfte durchzuführen, insbesondere andere Unternehmen gleicher oder ähnlicher Art zu übernehmen, sich an solchen zu beteiligen und Zweigniederlassungen zu errichten.

3.2 Kapitalverhältnisse...

3.2.1 ... bei der Gründung

Gründungsgesellschafter der Gesellschaft war Herr Henry Littig mit Stück 20.000 Inhaberstammaktien zu je DM 5,–; d. h. nominal DM 100.000,–.

Der Bestätigungsvermerk des Gründungsprüfers Dr. Zacharias - Dipl.Kfm. Demmer, Wirtschaftsprüfungsgesellschaft, Theodor-Heuss-Ring 44, 50668 Köln lautet:

Aufgrund unserer Prüfung erteilen wir den folgenden Bestätigungsvermerk:

»Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung gemäß §§ 33,34 AktG aufgrund der uns vorgelegten Urkunden und Schriften sowie der uns erteilten Aufklärungen und Nachweise bestätigen wir, dass die Angaben des Gründers über die Übernahme der Aktien, über die Einlagen auf das Grundkapital und über die Festsetzung nach § 26 AktG richtig und vollständig sind.«

Köln, den 03.08.1998

Dr. Zacharias - Dipl.-Kfm. Demmer

Wirtschaftsprüfungsgesellschaft

Dipl.-Kfm. Engels

Wirtschaftsprüfer

3.2.2 ... bei Drucklegung

Derzeit sind 115.000 Stammaktien bei der Bank of New York hinterlegt. Die verbleibenden 285.000 Stammaktien werden von Herrn Henry Littig gehalten. Herr Henry Littig hält somit 71,25% der Anteile der DBH AG.

3.2.3 ... nach dem Secondary Offering

Im Rahmen des Secondary Offering werden 160.000 ADR's als Kapitalerhöhung ausgegeben, weitere 80.000 ADR's stammen aus dem Besitz von Altaktionären. Von den nach dem Secondary Offering inkl. Greenshoe existierenden 1.9200.000 ADR's wird Herr Henry Littig 59,37% halten. Weitere wesentliche Minderheitsbeteiligungen bestehen nicht.

3.2.4 Fällige Aktienoptionen

Die im Rahmen des Secondary Offerings als Verkäufer auftretenden Altaktionäre sind allesamt Mitarbeiter des DBH Konzerns, welche ihre Aktien im Rahmen des Erreichens der ersten Stufe des Aktienoptionsplans erhalten haben. Von diesen Altaktionären hält bis auf Herrn Henry Littig keiner eine wesentliche Beteiligung an der DBH AG (also keine Beteiligung größer 5%). Die Beteiligung von Herrn Henry Littig ist in Kapital 3.2.3 aufgeführt.

3.2.5 Beschlüsse der Hauptversammlung vom 23.03.2000

Auf der Hauptversammlung vom 23.03.2000 wurde genehmigt, das Kapital der Gesellschaft um bis zu nominal DM 1.000.000,- einmalig oder schrittweise gegen Bareinlage zu erhöhen. Die Mittel für die Kapitalerhöhung werden gegebenenfalls über eine Aktienplazierung beschafft. Die Ermächtigung des Vorstands der DBH AG zur Kapitalerhöhung besteht bis zum 31.12.2001.

Das Bezugsrecht für die Altaktionäre Bank of New York und Herr Henry Littig findet gemäß den Bestimmungen des Aktienrechts Anwendung.

3.3 Gegenstand des Prospekts

Gegenstand des Prospekts sind 240.000 ADR's, die begeben werden auf nominal DM 300.000 auf den Inhaber lautende Stammaktien der Gesellschaft, eingeteilt in 60.000 Stück. Auf jede Stammaktie entfällt somit ein Anteil des Grundkapitals von DM 5,–. Auf jeden ADR entfällt ein Anteil des Grundkapitals von DM 1,25.

Die Emissionskosten einschließlich der Kosten der Kapitalerhöhung werden voraussichtlich ca. DM 720.000.- betragen. Der aus der Plazierung nach Kosten zufließende Erlös von DM 3.213.000.- dient im wesentlichen der Ausweitung der bisherigen Tätigkeiten der HPM GmbH, zur Erweiterung deren Geschäftstätigkeiten sowie zur Beteiligung an jungen Start-up Unternehmen im Bereich des Finanz- und Internetsektors.

Insbesondere der Internetsektor wird derzeit als Investitionsplattform ausgebaut. Dies bedeutet zum einen, dass die DBH AG Investitionsmöglichkeiten über das Internet akquiriert. Zum anderen werden Beteiligungen an jungen Internetfirmen eingegangen. Beteiligungen sind finanzieller, beratender und operativer Natur.

Die Form der Aktien/ADR-Urkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand mit Zustimmung des Aufsichtsrats. Der Anspruch auf Einzelverbriefung ist ausgeschlossen. Der Vorstand kann die Aktien/ADR's der jeweiligen Anteilseigner in einer Mehrfachurkunde zusammenfassen.

Das Grundkapital ist in einer Globalurkunde nebst Globalgewinnanteilscheinen verbrieft, die bei der Depotstelle des Depositärs hinterlegt wird. Die ADR's sind via DTC oder physisch lieferbar.

3.4 Organe der Gesellschaft

3.4.1 Vorstand

Der Vorstand der Gesellschaft besteht aus einer oder mehreren Personen. Die Zahl der Vorstandsmitglieder bestimmt der Aufsichtsrat. Der Aufsichtsrat kann einen Vorsitzenden des Vorstands sowie einen stellvertretenden Vorsitzenden des Vorstands ernennen. Die Beschlüsse des Vorstandes werden mit einfacher Stimmenmehrheit der an der Beschlussfassung teilnehmenden Mitglieder des Vorstands gefasst. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden den Ausschlag. Der Aufsichtsrat kann eine Geschäftsordnung für den Vorstand erlassen. Der Geschäftsverteilungsplan des Vorstands bedarf seiner Zustimmung.

Die Mitglieder des Vorstands haben die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung, der Geschäftsordnung für den Vorstand und des Geschäftsverteilungsplans zu führen. Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen gesetzlich vertreten. Der Aufsichtsrat kann bestimmen, dass Vorstandsmitglieder einzelvertretungsbefugt sind. Der Aufsichtsrat kann in der Geschäftsordnung für den Vorstand oder durch Beschluss anordnen, dass bestimmte Arten von Geschäften seiner Zustimmung bedürfen.

Dem Vorstand gehören derzeit an:

Herr Henry Littig, Gütchen 8, 42781 Haan

Seit Gründung vom 09.07.98 bis zum Ende des Monats August 1998 erhielten die Mitglieder des Vorstands keine Bezüge. Gemäß Hauptversammlungsbeschluss vom 10.09.98 erhält Herr Henry Littig seit dem 01.10.98 Bezüge von DM 2.500.- monatlich.

3.4.2 Aufsichtsrat

Der Aufsichtsrat besteht aus drei Mitgliedern. Die Wahl des Aufsichtsrates erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach Beginn der Amtszeit beschließt. Hierbei wird das Geschäftsjahr in dem die Wahl erfolgt nicht mitgerechnet. Eine Wiederwahl ist möglich. Für den ersten Aufsichtsrat gilt § 30 Abs. 3 AktG, wonach der erste Aufsichtsrat der Gesellschaft nur bis zur Beendigung der Hauptversammlung gewählt wird, die über die Entlastung für das erste Rumpfgeschäftsjahr beschließt.

Gleichzeitig mit den ordentlichen Aufsichtsratsmitgliedern können nach den Regelungen der Satzung für ein oder für mehrere Aufsichtsratsmitglieder Ersatzmitglieder gewählt werden. Sie werden nach einer bei der Wahl festzulegenden Reihenfolge Mitglieder des Aufsichtsrats, wenn Aufsichtsratsmitglieder, als deren Ersatzmitglied sie gewählt werden, vor Ablauf der Amtszeit aus dem Aufsichtsrat ausscheiden. Tritt ein Ersatzmitglied an die Stelle des Ausscheidenden, so erlischt sein Amt, falls in der nächsten oder übernächsten Hauptversammlung nach Eintritt des Ersatzfalles eine Neuwahl für den Ausgeschiedenen stattfindet, mit Beendigung dieser Hauptversammlung, andernfalls mit Ablauf der restlichen Amtszeit des Ausgeschiedenen. Wird ein Aufsichtsratsmitglied anstelle eines ausscheidenden Mitglieds gewählt, so besteht sein Amt für den Rest der Amtsdauer des ausscheidenden Mitglieds. Soll die Nachwahl für ein vorzeitig ausgeschiedenes Mitglied des Aufsichtsrats das Ausscheiden eines nachrückenden Ersatzmitglieds bewirken, bedarf der Beschluss über die Nachwahl einer Mehrheit von drei Vierteln der abgegebenen Stimmen.

Jedes Aufsichtsratsmitglied kann sein Amt unter Einhaltung einer Frist von drei Monaten niederlegen. Die Niederlegung muss durch schriftliche Erklärung gegenüber dem Vorstand unter Benachrichtigung des Vorsitzenden des Aufsichtsrats erfolgen. Das Recht zur Amtsniederlegung aus wichtigem Grund bleibt hiervon unberührt.

Der Aufsichtsrat wählt in der ersten Sitzung nach seiner Wahl aus seiner Mitte einen Vorsitzenden und einen oder mehrere Stellvertreter. Die Wahl erfolgt für die Amtsdauer der Gewählten oder einen kürzeren vom Aufsichtsrat gewählten Zeitraum. Stellvertreter haben

die Rechte und Pflichten des Vorsitzenden des Aufsichtsrates, wenn dieser verhindert ist. Unter mehreren Stellvertretern gilt die bei ihrer Wahl bestimmte Reihenfolge.

Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausscheidenden vorzunehmen.

Die Mitglieder des Aufsichtsrates erhalten für jedes volle Geschäftsjahr ihrer Zugehörigkeit zum Aufsichtsrat eine feste Vergütung von DM 1.500.-, zahlbar nach Ablauf des Geschäftsjahres. Der Vorsitzende erhält den Betrag von DM 2.000.-. Aufsichtsratsmitglieder, die dem Aufsichtsrat nicht während eines vollen Geschäftsjahres angehört haben, erhalten die Vergütung entsprechend der Dauer ihrer Aufsichtsratszugehörigkeit. Auf die Mitglieder des ersten Aufsichtsrates findet § 113 Abs. 2 AktG Anwendung.

Der Aufsichtsrat setzt sich derzeit aus folgenden Mitgliedern zusammen:

1. Daniel Hoenings, Vorsitzender, Dipl.-Internat.-Betriebswirt/BBA, Düsseldorf
2. Dr. Ingrid Siegmund-Rux, Marketingkauffrau, Erftstadt.
3. Günter Trautmann, Steuerberater, Neuss

3.4.1 Hauptversammlung

Die Hauptversammlung findet am Sitz der Gesellschaft oder an einem anderen Ort statt. Die Hauptversammlung wird vom Vorstand oder in gesetzlich vorgeschriebenen Fällen vom Aufsichtsrat einberufen.

Die Hauptversammlung, die über die Entlastung von Vorstand und Aufsichtsrat, die Gewinnverwendung und - soweit erforderlich - über die Feststellung des Jahresabschlusses beschließt (ordentliche Hauptversammlung), findet innerhalb der ersten acht Monate eines jeden Geschäftsjahres statt.

Das Ausüben des Stimmrechtes findet gemäß den Statuten des ADR-Vertrages statt. Hierzu wird der Anleger durch den Depositär in Kenntnis gesetzt. Eine aktive Teilnahme an der Hauptversammlung ist nicht vorgesehen.

Den für die Ausübung des Stimmrechtes relevanten Stichtag legt der Depositär nach der Bekanntmachung der Versammlung durch die DBH AG selbständig fest (siehe auch Kapitel 1.5).

Jeder ADR gewährt ein Stimmrecht in Höhe von DM 1,25 bezogen auf das Grundkapital der DBH AG (siehe auch Kapitel 1.5).

3.5 Geschäftsjahr, Bekanntmachungen, Zahl- und Hinterlegungsstelle

Geschäftsjahr ist das Kalenderjahr. Die Bekanntmachungen der Gesellschaft werden nur im Bundesanzeiger veröffentlicht.

Hinterlegungsstelle für die Aktien und die ADR's ist eine Depotstelle des Depositärs, die noch nicht feststeht. Die Auszahlung fälliger Dividenden, das Ausüben von Bezugsrechten und alle sonstigen, die ADR's betreffenden Maßnahmen werden zu den Bedingungen des ADR-Vertrages (siehe auch Kapitel 1.5) durch den Depositär durchgeführt.

3.6 Gewinnverwendung

Die Hauptversammlung beschließt über die Verwendung des sich aus dem festgestellten Jahresabschluss ergebenden Bilanzgewinns. Sie kann auch eine andere Verwendung bestimmen als in § 58 Abs. 3 S. 1 AktG vorgesehen ist. In einem Kapitalerhöhungsbeschluss kann die Gewinnverteilung neuer Aktien abweichend von § 60 Abs. 2 S. 3 AktG festgesetzt werden. Nach Ablauf eines Geschäftsjahres kann der Vorstand mit Zustimmung des Aufsichtsrats im Rahmen des § 59 AktG eine Abschlagsdividende an die Aktionäre ausschütten.

3.7 Rechtsstreitigkeiten

Rechtsstreitigkeiten sind zur Zeit nicht anhängig.

3.8 Lizenzen / Konzessionen / Sonstige Rechte

Die DBH AG ist als reine Holdinggesellschaft nicht abhängig von Lizenzen und Konzessionen.

3.9 Abschlussprüfer

Der Bericht über die Prüfung des Jahresabschlusses 1998 wurde von der West-Rhein-Treuhand, Dr. Zacharias und Dipl. Kfm. Demmer Wirtschaftsprüfungsgesellschaft, Theodor-Heuss-Ring 44, 50668 Köln, erstellt.

Der Bestätigungsvermerk lautet:
Nach Beendigung unserer Prüfung haben wir den Jahresabschluss zum 31. Dezember 1998 mit folgendem Bestätigungsvermerk versehen:

»Die Buchführung und der Jahresabschluss entsprechen nach unserer pflichtgemäßen Prüfung den gesetzlichen Vorschriften und dem Gesellschaftsvertrag. Der Jahresabschluss vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Kapitalgesellschaft. Der Lagebericht steht im Einklang mit dem Jahresabschluss.«

Köln, den 16. April 1999

Dr. Zacharias – Dipl.-Kfm. Demmer

Wirtschaftsprüfungsgesellschaft

Dipl.-Kfm. Demmer

Wirtschaftsprüfer

Zum Abschlussprüfer für das Geschäftsjahr 1999 hat die Gesellschaft die Dr. Glade, König und Partner GmbH, Wirtschaftsprüfungsgesellschaft und Steuerberatungsgesellschaft, Hamtorwall 52, 41460 Neuss, bestellt.

3.10 Dividende und Dividendenpolitik

In den ersten Geschäftsjahren wird die DBH AG voraussichtlich keine Dividenden ausschütten.

3.11 Finanzteil

3.11.1 Jahresabschluss 1998 - Bilanz

Aktiva	TDM	TDM	Vorj. HPM in TDM	TDM
Anlagevermögen				
Immaterielle Vermögensgegenstände	0		1	
Sachanlagen	132		15	
Finanzanlagen	654		83	
Firmenwert der HPM	1.342	2.128	0	99
Umlaufvermögen				
Forderungen	723		180	
Bankguthaben	2.219	2.942	122	302
Rechnungsabgrenzungsposten		20		0
Bilanzsumme		**5.090**		**401**

Passiva	TDM	TDM	Vorj. HPM in TDM	TDM
Eigenkapital				
Gezeichnetes Kapital	1.625		50	
Gewinnvortrag			16	
Jahresfehlbetrag/ -Überschuß	-203	1.422	47	113
Rückstellungen				
Steuerrückstellungen	203		63	
Sonstige Rückstellungen	194	397	11	74
Verbindlichkeiten		3.262		144
Sonderposten mit Rücklagenteil		9		70
Bilanzsumme		**5090**		**401**

Konsolidierte Gewinn- und Verslustrechnung vom 01.01.1998 bis 31.12.1998	TDM	Vorjahr HPM in TDM
Rohergebnis	1.817	845
Personalaufwand	651	357
	1.166	488
Abschreibungen	98	13
Sonstige betriebliche Aufwendungen	590	368
Sonstige Zinsen und ähnliche Erträge	40	14
Zinsen und ähnliche Aufwendungen	13	11
Ergebnis der gewöhnlichen Geschäftstätigkeit505	110	
Außerordentlicher Aufwand Aktienemissionen	602	0
Steuern vom Einkommen und vom Ertrag	106	63
Jahresfehlbetrag/-Überschuß	**-203**	**47**

3.11.2 Lagebericht zur Bilanz 1998

Die geschäftliche Lage der DBH AG in 1998 – Brief an die Aktionäre im Rahmen des Geschäftsberichts 1998:

Sehr geehrte Aktionärinnen, sehr geehrte Aktionäre,

das abgelaufene Geschäftsjahr 1998 stand nicht nur im Zeichen der Aktienemission (ADR's) unserer Gesellschaft, sondern verzeichnete vielmehr ein verstärktes Wachstums der bisher einzigen 100%igen Beteiligung Hermes Portfolio Management GmbH (HPM).

So sind die Gesamterlöse der HPM in 1998 auf 2,44 Mio. DM angestiegen. Dies entspricht einer Steigerung von über 180% gegenüber 1997 (0,86 Mio. DM).

Die Gesamterlöse in der konsolidierten Konzernbilanz (um Innenumsätze bereinigt) der Deutschen Beteiligungs Holding AG (DBH AG) lagen mit 1,82 Mio. DM (+ 111% gegenüber dem Vorjahresergebnis der HPM) deutlich über (+ 12%) der bei der Aktienemission gestellten Umsatzprognose für 1998 in Höhe von 1,62 Mio. DM.

Noch erfreulicher stellte sich die Ertragssituation dar: Das Ergebnis der gewöhnlichen Geschäftstätigkeit lag mit 0,5 Mio. DM deutlich über (+ 359%) dem Ergebnis des Vorjahres (0,11 Mio. DM). Die bei der Emission gestellte Prognose von 0,25 Mio. DM wurde somit um über 100% übertroffen.

Aufgrund der Emissionskosten in Höhe von 0,60 Mio. DM ergibt sich nach Steuern ein Jahresfehlbetrag 1998 von 0,20 Mio. DM. Dieses Gesamtergebnis übertrifft die gestellte Prognose (-0,75 Mio. DM) ebenfalls um 0,55 Mio. DM. Hierbei ist anzumerken, dass auch die Emissionskosten deutlich unter den geschätzten ca. 1 Mio. DM verblieben sind.

Der DVFA-Gewinn beträgt für das Geschäftsjahr 1998 vor Berücksichtigung der Kapitalerhöhung (Anfang 1999) 0,44 DM pro DBH AG-ADR. Daraus errechnete sich ein Kursgewinnverhältnis von rund 23 bezogen auf dem Emissionspreis von 10,- DM/ADR.

Mit diesem Jahresabschluss hat die DBH AG nicht nur sämtliche Prognosen übertroffen, sondern hat auch Ihrem Anspruch, stets am unteren Rand der Erwartungsbreite zu kalkulieren, voll entsprochen.

Ausblick 1999: Die derzeitige Geschäftsentwicklung der DBH AG lässt den Schluss zu, dass die unternehmerischen Ziele der DBH AG auch in diesem Jahr durchaus erreicht werden können. Die Tatsache, dass unabhängige Wirtschaftsprüfer der DBH AG Tochter HPM vor kurzem eine durchschnittliche Depotkundenperformance in Höhe von +128% in der Zeit von 31.10.98 – 01.04.99 testiert haben, und HPM somit die zumindest beste bundesdeutsche Vermögensberatung im angegebenen Zeitraum gewesen ist, geben wir in diesem Zusammenhang gewohnt unkommentiert zur Kenntnis. Wer in diesem Zusammenhang Interesse an Online-US-Aktieninformationen hat, der kann unter der HPM-Webseite (www.hpm-online.de und dann auf »Tipps & Aktuelles« klicken) einen direkten Blick auf einen der HPM-Handelsschirme werfen bzw. die Markteinschätzung der HPM GmbH auf dem Tickerlaufband ablesen.

Im weiteren Jahresverlauf wird die HPM bemüht sein, diese Informationsinnovation weiter zu verbessern, um auch im Internetbereich weiter zu expandieren.

Sämtliche Jahresabschlüsse (HPM/DBH) sowie Testate sind jederzeit im Original in unseren Geschäftsräumen einzusehen.

Mit besten Aktionärsgrüßen

DBH AG

Henry Littig

Vorstand.

4 Die Geschäftstätigkeit der DBH AG

Die DBH AG ist eine Beteiligungsholding, die am 09.07.98 ihre Geschäftstätigkeit aufgenommen hat. Als erste wesentliche Beteiligung hat die DBH AG die Geschäftsanteile der HPM GmbH zu 100 % übernommen. Die Aufgabe der DBH AG besteht darin, Beteiligungen an Unternehmen des Finanz- und Internetsektors zu erwerben und diese mit Arbeitskapital auszustatten, sowie deren Aktivitäten zu koordinieren bzw. beratend für die Tochtergesellschaften tätig zu werden

Derzeit hält die DBH AG eine 100 %ige Tochter, die HPM GmbH, als auch eine 54%ige Beteiligung an der Firma Vision@Technologie AG.

5 Besteuerung in Deutschland

Die Depositär-Bank als Emittentin der ADR's hat ihren Sitz in den USA. Die DBH AG als Emittentin der Aktien hat ihren Sitz in der Bundesrepublik Deutschland.

In den USA fällt auf Ausschüttungen der DBH AG, die die Depositär-Bank an die in Deutschland ansässigen Inhaber der ADR's (soweit sie nicht US-Staatsbürger sind) durchleitet, keine Quellensteuer an.

In der Bundesrepublik Deutschland wird von etwaigen Ausschüttungen durch die DBH AG neben der schon von der Gesellschaft bezahlten Körperschaftssteuer im Regelfall die Kapitalertragssteuer von 25 % einbehalten. Für die von der DBH AG etwa gezahlte Körperschaftssteuer muss die Depositär-Bank bei dem deutschen Kreditinstitut, in dessen Depot die Aktien für die Depositär-Bank aufbewahrt werden und über das die Dividendenzahlungen geleistet werden, den Antrag stellen, dass das deutsche Kreditinstitut die Steuerbescheinigung für die Gutschrift der Körperschaftssteuer den jeweiligen ADR-Inhabern ausstellt. Diese können dann die Gutschriften mit ihrer Einkommensteuer verrechnen. Analog wird die Bescheinigung der einbehaltenen Kapitalertragssteuer zu behandeln sein.

6 Geschäftslage und Prognose

6.1 Die geschäftliche Lage der DBH AG in 2000

Bericht des Vorstands Herr Henry Littig:

Das Jahr 2000 startete erfreulich für die DBH AG. Zum einen konnten wir zum Ende der Zeichnungsfrist unserer Tochter Vision@Technologie AG eine starke Überzeichnung feststellen. Dies spricht für das breite Interesse der Öffentlichkeit an der Tätigkeit der Vision@Technologie AG und ist auch ein Zeichen für die professionelle Beratung durch die HPM GmbH.

Zum anderen hat das Jahr 2000 sehr erfolgreich für die HPM GmbH begonnen. Hier trug nicht nur die erfolgreiche Plazierung der Aktien der Vision@Technologie AG zu bei, sondern auch das klassische Geschäft der Vermögensverwaltung. Die Entwicklung an der U.S. Börse konnte von der HPM GmbH in gute Anlageergebnisse gewandelt werden.

Des weiteren werden im Verlauf des Jahres Investmentfonds mit Schwerpunkt Hightech Werte am Nasdaq / Neuer Markt angeboten werden können. Durch die Erschließung des Fondsgeschäfts eröffnen sich der HPM GmbH völlig neue Vertriebswege und neues Wachstumspotential.

Wir sehen uns auf gutem Kurs, unsere Umsatz- und Ertragsprognosen für das Jahr 2000 erneut mindestens zu erfüllen.

Düsseldorf, den 15.03.2000

6.2 Laufende Investitionen der DBH AG

Die DBH AG beabsichtigt, die eigene Internetpräsenz weiter auszubauen. Für begleitende Marketingaktionen stehen DM 100.000,- im laufenden Jahr zur Verfügung. Die Tochter der DBH AG, die HPM GmbH, führt Marketingaktionen zur Förderung des Bekanntheitsgrads über das Internet mit einem Budget von DM 500.000,- durch. Ferner wird das Angebot der Internetseiten (http://www.hpm-online.de) der HPM GmbH ausgeweitet.

Weitere DM 500.000,- werden in eine in Gründung befindliche Internetfirma investiert, die den Ausbau der Webkontakte zur Aufgabe hat. Die Eintragung in das Handelsregister wurde eingeleitet und stand zum Zeitpunkt der Drucklegung noch aus.

Weiterhin wird eine verbesserte Software für die Pflichtmeldungen der HPM GmbH an das Bundesamt für Wertpapierhandel gemäß §9 WPHG realisiert werden.

Aufgrund der kontinuierlichen Ausweitung der Geschäftstätigkeit der DBH AG und ihrer Beteiligungen wird in die Ausweitung der Geschäftsräume investiert.

6.3 Die geschäftlichen Aussichten der DBH AG in den nächsten 3 Jahren / Verwendung des Emissionserlöses:

Die DBH AG wird nach vollständiger Plazierung des Secondary Offering einen Nettokapitalzufluss von ca. 3.213.000,-DM verzeichnen.

Noch im laufenden Jahr beabsichtigt die DBH AG bis zu DM 2.000.000,- in neu zu gründende bzw. bereits bestehende Unternehmen aus dem Internet/ e-Commerce Bereich zu investieren. Dabei sollen die jeweiligen Beteiligungen in ihrer Entwicklung auf das Know-how und die Infrastruktur des DBH Konzerns zugreifen können, um Synergien zu nutzen.

Die DBH entwickelt sich dadurch zu einem starken Finanz- und Beratungspartner von Internet Start-ups. Zu gegebener Zeit ist beabsichtigt, in Frage kommende Beteiligungen bei ihrem Börsengang beratend zu begleiten.

Weiterhin sollen bis zu DM 500.000,- für Marketing und den Ausbau der Internetpräsenz der DBH Gruppe aufgewendet werden. Zu nennen ist hier insbesondere der erfolgreiche Ausbau der Seiten **www.hpm-online.de**. Dort werden sowohl Informationen rund um die Produkte der HPM Tochter dargestellt, als auch zeitnahe Börseninformationen, -empfehlungen und –kommentare veröffentlicht. Künftig soll die Internetpräsenz der DBH Gruppe zu Einsparungen im administrativen Bereich führen.

Die verbleibenden bis zu DM 500.000,- werden in die langfristigen Finanzrücklagen eingestellt.

Die DBH AG ist der Meinung, mit diesem Geschäftsplan auf der einen Seite die wachstumsstarken bestehenden bzw. neu hinzukommenden Unternehmensbereiche mit der benötigten Liquidität zu versorgen und auf der anderen Seite ein ausreichendes finanzielles Rücklagenpolster aufzubauen. Diese Strategie entspricht in vollem Umfang der firmeninternen Strategie eines Wachstums auf solider finanzieller Basis.

Umsatz- und Gewinnprognosen für die DBH AG	1999*	2000	2001	2002	2003
Umsatz	3.268.800	4.972.700	6.750.000	9.250.000	12.000.000
Kosten	2.375.000	3.589.700	4.250.000	5.000.000	5.750.000
operativer Vorsteuergewinn	893.000	1.383.000	2.500.000	4.250.000	6.250.000
außerordentliche Aufwendungen		**720.000			
Netto Ergebnis	893.000	663.000	2.500.000	4.250.000	6.250.000
Gewinn je ADR ohne Berücksichtigung der außerordentlichen Aufwendungen	0,56	0,72	1,30	2,21	3,20

Alle Zahlen in DM, Quelle: Geschäftsplanung der DBH AG.

** Die DBH AG hat bereits bekannt gegeben, dass die Planzahlen des Jahres 1999 mindestens erreicht wurden. Das offizielle Ergebnis liegt jedoch noch nicht vor.*

***Die außerordentlichen Aufwendungen in Höhe v. DM 720.000.- stellen die voraussichtliche Nettobelastung der DBH AG durch die geplante Aktienneuemission in 2000 dar.*

7 Beteiligungen der DBH AG:

Derzeit hält die DBH AG die folgenden Beteiligungen:

1. HPM GmbH zu 100%
2. Vision@Technologie AG zu 54%

Eine der Hauptaufgaben der DBH AG wird im weiteren Aufbau der 100%igen Beteiligung HPM GmbH zu finden sein. Es ist vorgesehen, dass die HPM GmbH mit Unterstützung der DBH AG in neue, lukrativ erscheinende Geschäftsbereiche vordringen wird. Hier ist in erster Linie das Investmentfondsgeschäft und das Geschäft der Beratung bei Erstemissionen von Aktien zu nennen.

Ein weiterer Schwerpunkt der Beteiligungen der DBH AG ist die 54%ige Tochter Vision@Technologie AG. Hier zeigen sich bereits erste Synergien der DBH AG Töchter: Die Vision@Technologie AG wurde im Frühjahr 2000 erfolgreich von der HPM GmbH bei ihrem Börsengang beratend begleitet.

7.1 HPM GmbH

7.1.1 Gründung, Sitz und Gegenstand der Gesellschaft

Die HPM GmbH wurde mit Gründungsvertrag vom 27.06.1995 in Düsseldorf gegründet. Sitz der Gesellschaft ist Düsseldorf. Die Eintragung in das Handelsregister des Amtsgerichts Düsseldorf erfolgte unter der Nummer HRB 32410.

Gegenstand der Gesellschaft ist »Die Anlagevermittlung, Anlageberatung und Vermögensverwaltung sowie damit zusammenhängende Geschäfte. Ausgeschlossen sind jedoch Tätigkeiten der Rechts- und Steuerberatung und solche Tätigkeiten, die der Erlaubnis nach dem Kreditwesengesetz (in der Fassung bis 31.12.97) bedurften, insbesondere das Effekten- und Depotgeschäft«.

7.1.2 Kapitalverhältnisse

Das Stammkapital der Gesellschaft in Höhe von • 750.000.- wurde zum 23.03.2000 zu 100 % von der DBH AG gehalten.

7.1.3 Organe der HPM GmbH

Die Gesellschaft wird vertreten durch ihren bzw. ihre Geschäftsführer. Seit der Gründung der HPM GmbH ist Herr Henry Littig zum Geschäftsführer bestellt worden. Am 17.02.2000 wurde Herr Daniel Hoenings zum Stellvertretenden Geschäftsführer bestellt.

Eine ordentliche Gesellschafterversammlung findet in der Regel nach der Erstellung des letzten Jahresabschlusses statt. Darüber hinaus kann eine außerordentliche Hauptversammlung einberufen werden, sofern dies im Interesse der Gesellschaft erforderlich ist. Die Beschlussfähigkeit der Gesellschafterversammlung wird bei Anwesenheit von mindestens des gesamten Stammkapitals erreicht. Gesellschafterbeschlüsse können mit 3/4 der abgegebenen Stimmen gefasst werden, sofern nicht das Gesetz eine anderslautende Mehrheit vorschreibt.

7.1.4 Das Geschäftsjahr und die Dauer der Gesellschaft

Das Geschäftsjahr der HPM GmbH ist derzeit das Kalenderjahr. Eine Änderung des Geschäftsjahres ist derzeit nicht vorgesehen. Die Gesellschaft ist auf unbestimmte Zeit gegründet worden.

7.1.5 Gewinnverwendung

Für die Gewinnverwendung gilt § 29 GmbHG in seiner Fassung nach dem Bilanzrichtliniengesetz. Ferner gilt folgendes: Ein Betrag von 5 % des jeweiligen ausschüttungsfähigen Jahresüberschusses wird in die Gewinnrücklage der HPM GmbH eingestellt. Gemäß des

Geschäftsführervertrages zwischen der HPM GmbH und seinen/seinem Geschäftsführer/n erhalten/erhält diese/dieser eine Gewinntantieme von 25% des ausschüttungsfähigen Jahresüberschusses. Der verbleibende Rest wird gemäß des Kauf- bzw. Übernahmevertrags der HPM GmbH seitens der DBH AG vom 10.09.98 an die DBH AG abgeführt

7.1.6 Rechtsstreitigkeiten

Rechtsstreitigkeiten sind derzeit nicht anhängig.

7.1.7 Marken und Lizenzen

Als Unternehmen der Finanzdienstleistungsbranche unterliegt auch die HPM GmbH dem Genehmigungsverfahren des Bundesaufsichtsamts für das Kreditwesen (nachfolgend BAK genannt), Berlin. Die HPM GmbH hat den vorgeschriebenen Erstantrag beim BAK, Berlin, fristgerecht eingereicht. Die erste Eingangsbestätigung des BAK liegt vor. Die dadurch ausgelöste Frist von 3 Monaten zur Einreichung der Ergänzungsanzeige nach § 64e KWG wurde am 10.03.2000 folge geleistet. Eine Antwort seitens des BAK steht nun aus.

7.1.8 Bedeutende Verträge der HPM GmbH

Gemäß Kauf- bzw. Übernahmevertrag der HPM GmbH durch die DBH AG besteht hier ein beherrschendes Abhängigkeitsverhältnis. Als 100%ige Tochter der DBH AG ist die HPM GmbH wesentlich von den Entscheidungen der DBH AG abhängig. Ferner besteht ein Kooperationsvertrag zwischen der HPM GmbH und Pershing Inc. Durch diesen Vertrag wird den Kunden der HPM GmbH der direkte Zugang zum US-amerikanischen Wertpapiermarkt ermöglicht. Ferner regelt dieser Vertrag die maßgeblichen Gebühren bzw. Kosten, die beim Handel mit Wertpapieren über Pershing Inc. anfallen. Der Vertrag ist somit ebenso Grundlage der Umsatzbeteiligung, die Pershing Inc. regelmäßig an die HPM GmbH abführt. Der Vertrag besteht im wesentlichen seit dem 10.10.95 und wird in der Regel ein Mal pro Geschäftsjahr den aktuellen Bedingungen angepasst. Hierbei kann es dann sowohl zu Kostensenkungen als auch zu Kostenerhöhungen kommen. Der Vertrag ist von beiden Seiten mit einer 90tägigen Frist kündbar.

7.1.9 Steuer- bzw. sonstige Prüfungen

Da die HPM GmbH einen Teil ihrer Umsätze im Ausland erzielt, fand am 14.01.98 eine Umsatzsteuer-Sonderprüfung im Hause der HPM GmbH statt. Der Bericht ist in den Geschäftsräumen der HPM GmbH einzusehen.

7.1.10 Nähere Beschreibung der Geschäftstätigkeit der HPM GmbH

Produkte/Serviceleistungen/Märkte/Mitbewerber/Kunden

Die HPM GmbH ist seit ihrer Gründung im Jahre 1995 in der Hauptsache tätig im US-Wertpapierbereich, wobei Warentermingeschäfte ausgeschlossen sind. Als wesentliche Produktlinien sind zum einen eine US-Wertpapierabwicklung zu Discountgebühren sowie eine Vermögensberatung zu definieren.

Im Rahmen der Discountabwicklung bietet die HPM GmbH ihrem Kundenkreis eine Online-Orderabwicklung an den US-Wertpapierbörsen zu den dort bestehenden Handelszeiten (in der Regel 15:30 bis 22:00 MEZ), indem die Kundenordern in der Regel über Datendirektverbindungen zu der depotführenden Stelle weitergeleitet werden. Hierbei verrichtet die HPM GmbH eine Botenfunktion zwischen dem Kunden und der Depotstelle. Ein Kaufvertrag kommt somit in der Regel nur zwischen dem Kunden und der Depotstelle zustande. Für diese Vermittlungstätigkeit zwischen dem Kunden und der Depotstelle erhält die HPM GmbH eine Beteiligung an der von der Depotstelle gegenüber dem Kunden erhobenen Handelsgebühr. Die Höhe dieser Beteiligung ist im Abwicklungsagreement geregelt.

Im Rahmen der Vermögensberatung bietet die HPM GmbH ihren Kunden verschiedene Konzepte und Dienstleistungen an. Im Regelfall werden Kundendepots nach im Vorfeld abgesprochenen Richtlinien betreut und mit der Maßgabe des Wertzuwachses verwaltet. Hierbei berechnet die HPM GmbH ihren Kunden neben einem marktüblichen Einlageaufschlag eine Depotverwaltungsgebühr sowie eine Gewinnbeteiligung. Auch im Falle der De-

potverwaltung ist die HPM GmbH im Rahmen des Abwicklungsagreements mit einer Rückvergütung an den von der Depotstelle dem Kunden gegenüber erhobenen Handelsgebühren beteiligt.

Die HPM GmbH bietet ihren Kunden darüber hinaus eine Reihe von in der Regel unentgeltlichen Serviceleistungen an. Diese Serviceleistungen beinhalten die fachliche Auswertung von Kundendepots, Beratung in Sachen Anlegerschutz, Übermittlung von Wertpapierdaten aller Art, z.B. aktuelle Kurse, Charts, Unternehmensdaten sowie aktuelle Markteinschätzungen. Persönliche Kundengespräche können in den Geschäftsräumen der HPM GmbH sowie bei Bedarf auch im Hause des Kunden stattfinden.

Die Produkte/Konzepte der HPM GmbH werden in der Hauptsache im Bundesgebiet angeboten. Kundenkontakte in das benachbarte europäische Ausland bzw. nach Übersee bestehen nur vereinzelt und haben auf die Umsatzentwicklung der HPM GmbH bis zum heutigen Tage nur marginale Auswirkungen.

Der Wettbewerb unter den im Bundesgebiet aktiven Finanzdienstleistern ist hart. Obwohl die HPM GmbH in einem Geschäftsfeld agiert, das aufgrund hoher Anforderungen an Know-how, technischen Möglichkeiten und menschliche Belastung durch verlängerte Arbeitszeiten bis in der Regel 22:00 Uhr MEZ als Nischenmarkt zu definieren ist, ist auch hier ein hoher Wettbewerbsdruck zu verzeichnen. Durch die Regulierung des Finanzmarktes durch das BAK, Berlin, wird es hier jedoch aller Wahrscheinlichkeit in naher Zukunft zu einer Änderung bzw. Verlagerung der Wettbewerbsstruktur kommen.

Die Kunden der HPM GmbH sind in erster Linie Privatkunden, die aufgrund der Vermögensstreuung auf einzelne Konzepte der HPM GmbH zurückgreifen. Vereinzelt sind im Kundenkreis auch Institutionen zu finden, die entweder selbst, oder mit/über ihre eigenen Kunden Vertragsverhältnisse mit der HPM GmbH eingehen.

7.1.11 Das Mitarbeiterteam bzw. die offiziellen Organe der HPM GmbH

Geschäftsführer HPM GmbH:

Herr Henry Littig, Kaufmann, Gütchen 8, 42781 Haan

Herr Daniel Hoenings, Dipl. Betriebswirt (FH), Ulrich-von-Hassell-Straße 10, 40789 Monheim

Das Mitarbeiterteam der HPM GmbH:

Neben den vorgenannten Personen sind derzeit noch fünf Vollzeitkräfte, eine Teilzeitkraft sowie ca. 30 freie Mitarbeiter für das Unternehmen tätig.

7.2 Vision@Technologie AG

7.2.1 Gründung, Sitz und Gegenstand der Gesellschaft

Die Vision@Technologie AG wurde durch Gründungsversammlung vom 06.05.1999 gegründet und unter der Nummer HRB 37646 am 16.07.1999 in das Handelsregister beim Amtsgericht Düsseldorf eingetragen. Das Grundkapital der Gesellschaft betrug € 250.000,- und war eingeteilt in 250.000 auf den Inhaber lautende Stückaktien im rechnerischen Nennwert von je € 1,-.

Gegenstand des Unternehmens ist der Handel mit und die Produktion von Technologieartikeln, der An- und Verkauf von Patenten und Lizenzen im Bereich Technologie und alle damit im Zusammenhang stehenden Tätigkeiten.

7.2.2 Kapitalverhältnisse

Gründer der Vision@Technologie AG sind:

1. die DBH Deutsche Beteiligungs Holding AG mit Sitz im Schloss Garath, Garather Schloßallee, 40595 Düsseldorf, im Handelsregister des Amtsgerichts Düsseldorf eingetragen unter HRB 36342, vertreten durch den alleinvertretungsberechtigten Vorstand Herrn Henry Littig, und
2. Herr Robert Krausen, wohnhaft Im Meiersweg 13, 40878 Ratingen.

Nach der erfolgten Plazierung inklusive Greenshoe stellt sich die Beteiligungssituation wie folgt dar:

DBH AG	54%
Robert Krausen	6,3%
Streubesitz	39,7%
Summe	100%

Tabelle 1: Beteiligungssituation der Vision@Technologie AG

7.2.1 Organe der Vision@Technologie AG

7.2.1.1 Vorstand

Der Vorstand der Gesellschaft besteht aus einer oder mehreren Personen. Die Zahl der Vorstandsmitglieder bestimmt der Aufsichtsrat. Der Aufsichtsrat kann einen Vorsitzenden des Vorstands sowie einen stellvertretenden Vorsitzenden des Vorstands ernennen. Die Beschlüsse des Vorstandes werden mit einfacher Stimmenmehrheit der an der Beschlussfassung teilnehmenden Mitglieder des Vorstands gefasst. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden den Ausschlag. Der Aufsichtsrat kann eine Geschäftsordnung für den Vorstand erlassen. Der Geschäftsverteilungsplan des Vorstands bedarf seiner Zustimmung.

Die Mitglieder des Vorstands haben die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung, der Geschäftsordnung für den Vorstand und des Geschäftsverteilungsplans zu führen. Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen oder einem Generalbevollmächtigten gesetzlich vertreten. Der Aufsichtsrat kann bestimmen, dass Vorstandsmitglieder einzelvertretungsbefugt sind. Der Aufsichtsrat kann in der Geschäftsordnung für den Vorstand oder durch Beschluss anordnen, dass bestimmte Arten von Geschäften seiner Zustimmung bedürfen.

Dem Vorstand gehören derzeit an:

1. Herr Henry Littig
Gütchen 8
42781 Haan

und

2. Herr
Robert Krausen
Im Meiersweg 13
40878 Ratingen.

7.2.1.1 Aufsichtsrat

Der Aufsichtsrat besteht aus drei Mitgliedern. Die Wahl des Aufsichtsrates erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach Beginn der Amtszeit beschließt. Hierbei wird das Geschäftsjahr, in dem die Wahl erfolgt, nicht mitgerechnet. Eine Wiederwahl ist möglich. Für den ersten Aufsichtsrat gilt § 30 Abs. 3 AktG, wonach der erste Aufsichtsrat der Gesellschaft nur bis zur Beendigung der Hauptversammlung gewählt wird, die über die Entlastung für das erste Rumpfgeschäftsjahr beschließt.

Gleichzeitig mit den ordentlichen Aufsichtsratsmitgliedern können nach den Regelungen der Satzung für ein oder für mehrere Aufsichtsratsmitglieder Ersatzmitglieder gewählt werden. Sie werden nach einer bei der Wahl festzulegenden Reihenfolge Mitglieder des Aufsichtsrats, wenn Aufsichtsratsmitglieder, als deren Ersatzmitglied sie gewählt werden, vor Ablauf der Amtszeit aus dem Aufsichtsrat ausscheiden. Tritt ein Ersatzmitglied an die Stelle des Ausscheidenden, so erlischt sein Amt, falls in der nächsten oder übernächsten Hauptversammlung nach Eintritt des Ersatzfalles eine Neuwahl für den Ausgeschiedenen stattfindet, mit Beendigung dieser Hauptversammlung, andernfalls mit Ablauf der restlichen

Amtszeit des Ausgeschiedenen. Wird ein Aufsichtsratsmitglied anstelle eines ausscheidenden Mitglieds gewählt, so besteht sein Amt für den Rest der Amtsdauer des ausscheidenden Mitglieds. Soll die Nachwahl für ein vorzeitig ausgeschiedenes Mitglied des Aufsichtsrats das Ausscheiden eines nachrückenden Ersatzmitglieds bewirken, bedarf der Beschluss über die Nachwahl einer Mehrheit von drei Vierteln der abgegebenen Stimmen.

Jedes Aufsichtsratsmitglied kann sein Amt unter Einhaltung einer Frist von drei Monaten niederlegen. Die Niederlegung muss durch schriftliche Erklärung gegenüber dem Vorstand unter Benachrichtigung des Vorsitzenden des Aufsichtsrats erfolgen. Das Recht zur Amtsniederlegung aus wichtigem Grund bleibt hiervon unberührt.

Der Aufsichtsrat wählt in der ersten Sitzung nach seiner Wahl aus seiner Mitte einen Vorsitzenden und einen oder mehrere Stellvertreter. Die Wahl erfolgt für die Amtsdauer der Gewählten oder einen kürzeren vom Aufsichtsrat gewählten Zeitraum. Stellvertreter haben die Rechte und Pflichten des Vorsitzenden des Aufsichtsrates, wenn dieser verhindert ist. Unter mehreren Stellvertretern gilt die bei ihrer Wahl bestimmte Reihenfolge.

Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausscheidenden vorzunehmen.

Die Mitglieder des Aufsichtsrates erhalten für jedes volle Geschäftsjahr ihrer Zugehörigkeit zum Aufsichtsrat eine feste Vergütung von DM 1.000,-. Der Vorsitzende erhält den Betrag von DM 2.000,-, dessen Stellvertreter DM 1.500,-. Die Vergütung ist zahlbar nach Ablauf des Geschäftsjahres. Aufsichtsratsmitglieder, die dem Aufsichtsrat nicht während eines vollen Geschäftsjahres angehört haben, erhalten die Vergütung entsprechend der Dauer ihrer Aufsichtsratszugehörigkeit. Auf die Mitglieder des ersten Aufsichtsrates findet § 113 Abs. 2 AktG Anwendung. Demzufolge wird den Mitgliedern des ersten Aufsichtsrats durch die Hauptversammlung eine Vergütung für ihre Tätigkeit bewilligt. Der Beschluss kann erst in der Hauptversammlung gefasst werden, die über die Entlastung der Mitglieder des ersten Aufsichtsrats beschließt.

Zu den Mitgliedern des ersten Aufsichtsrats, der insgesamt aus 3 Mitgliedern besteht, wurden für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung des Aufsichtsrates für das auf die Eintragung in das Handelsregister folgende Rumpfgeschäftsjahr entscheidet, bestellt:

1. Herr Daniel Hoenings, Kaufmann, geboren am 01.06.1969, wohnhaft Ulrich-von-Hassell-Straße 10, 40789 Monheim,
2. Herr Stephan Krausen, geboren am 01.07.1954, wohnhaft Gerresheimer Landstraße 159, 40527 Düsseldorf und
3. Frau Agnieszka Falborska, geboren am 07.05.1974, wohnhaft Querenburger Höhe 97, 44801 Bochum.

7.2.1.2 Hauptversammlung/Ausübung der Stimmrechte

Die Hauptversammlung findet am Sitz der Gesellschaft, in Köln oder am Sitz einer Börse statt, an der die Aktien der Gesellschaft zum amtlichen Handel zugelassen sind. Die Hauptversammlung wird vom Vorstand oder in gesetzlich vorgeschriebenen Fällen vom Aufsichtsrat einberufen.

Die Hauptversammlung, die über die Entlastung von Vorstand und Aufsichtsrat, die Gewinnverwendung und - soweit erforderlich - über die Feststellung des Jahresabschlusses beschließt (ordentliche Hauptversammlung), findet innerhalb der ersten acht Monate eines jeden Geschäftsjahres statt.

7.2.2 Das Geschäftsjahr und die Dauer der Gesellschaft

Das Geschäftsjahr der Vision@Technologie AG ist das Kalenderjahr. Die Gesellschaft ist auf unbestimmte Zeit gegründet worden.

7.2.3 Gewinnverwendung

Die Hauptversammlung beschließt über die Verwendung des sich aus dem festgestellten Jahresabschluss ergebenden Bilanzgewinns. Sie kann auch eine andere Verwendung bestimmen, als in § 58 Abs. 3 S. 1 AktG vorgesehen ist. In einem Kapitalerhöhungsbeschluss kann die Gewinnverteilung neuer Aktien abweichend von § 60 Abs. 2 S. 3 AktG festgesetzt werden. Nach Ablauf eines Geschäftsjahres kann der Vorstand mit Zustimmung des Aufsichtsrats im Rahmen des § 59 AktG eine Abschlagsdividende an die Aktionäre ausschütten.

7.2.4 Rechtsstreitigkeiten

Rechtsstreitigkeiten sind derzeit nicht anhängig.

7.2.5 Lizenzen / Konzessionen / Sonstige Rechte

Die Vision@Technologie AG hält derzeit das alleinige Vertriebsrecht der MiniROM für den deutschsprachigen Raum. Die MiniROM ist geschützt durch die eine Vielzahl von Rechte und Konzessionen, beziehungsweise die Vision@Technologie AG ist über Exklusivverträge an Patenten beteiligt.

Das alleinige Vertriebsrecht für die MiniROM erwarb die Vision@Technologie AG von der GMS-softmed SCRIS, Belgien. Die Vision@Technologie AG tritt dabei als Zwischenhändler auf und kauft und verkauft somit in ihrem eigenen Namen. Die Vertragsdauer beträgt zunächst 3 Jahre und steht am 14.04.2002 zur Verlängerung an.

Die MiniROM ist abgesichert durch Patente hinsichtlich ihrer Beschaffenheit, Form und Produktionstechnik. Ferner werden laufend neue Anwendungen entwickelt und patentiert, die eine besonders effiziente Nutzung der MiniROM in Verbindung mit Internetinhalten ermöglichen.

Es wurden Kooperationen mit Multimedia Firmen eingegangen. Mit Hilfe der Kooperationen werden verschiedene Vertriebswege aufgebaut und entsprechende Märkte erschlossen.

7.2.6 Nähere Beschreibung der Geschäftstätigkeit der Vision@Technologie AG

Die Vision@Technologie AG, die am 06.05.99 ihre Geschäftstätigkeit aufgenommen hat, ist ein Handels- und Produktionsbetrieb im Bereich innovativer Technologieartikel.

Gegenstand des Unternehmens ist der Handel mit und die Produktion von Technologieartikeln, der An- und Verkauf von Patenten und Lizenzen im Bereich Technologie und alle damit im Zusammenhang stehenden Tätigkeiten.

Die Gesellschaft ist zu allen Geschäften und Maßnahmen berechtigt, die dem Gegenstand des Unternehmens dienen bzw. zu dienen geeignet erscheinen. Sie ist ferner berechtigt, andere Unternehmen zu errichten, zu erwerben sowie sich an anderen Unternehmen zu beteiligen. Sie kann ihren Betrieb ganz oder teilweise solchen Unternehmen überlassen.

Als erste wesentliche Geschäftstätigkeit wird die MiniROM in dem deutschsprachigen Markt eingeführt. Weitere Geschäftsaktivitäten können aufgrund der flexiblen Geschäftsstruktur der Vision@Technologie AG umgehend umgesetzt werden. Dies beinhaltet insbesondere die Übernahme weiterer Lizenzrechte und die Markteinführung der entsprechenden Produkte.

7.2.7 Die geschäftlichen Aussichten der Vision@Technologie AG

Umsatz- und Vorsteuergewinnprognose für die Vision@Technologie AG für 1999 bis 2002:
(alle Zahlen in DM)

Jahr	2000	2001	2002
Umsatz	2.000.000,-	4.000.000,-	5.800.000,-
Gesamtkosten	1.500.000,-	3.000.000,-	4.300.000,-
Operativer Vorsteuergewinn	500.000,-	1.000.000,-	1.500.000,-
Außerordentliche Aufw./Ertrag	*1.000.000,-	-,-	-,-
Vorsteuergewinn	-500.000,-	+1.000.000,-	1.500.000,-

Quelle: Verkaufsprospekt der Vision@Technologie AG vom 30.09.1999

** Die außerordentlichen Aufwendungen in Höhe von DM 1.000.000.- stellen die voraussichtliche Nettobelastung der Vision@Technologie AG durch die geplante Eigenemission in 1999 dar.*

7.2.8 Produkte der Vision@Technologie AG

Die Vision@Technologie AG baut ihre Geschäftstätigkeit derzeit hauptsächlich auf die Produktpalette um die MiniROM auf. Zu unterscheiden sind im wesentlichen

- Innovationen um die Beschaffenheit, Produktionsverfahren, Form und Oberfläche der MiniROM,
- Anwendungsmöglichkeiten der MiniROM, welche durch speziell für die MiniROM entwickelte Softwarelösungen unterstützt werden und
- Entwicklungsmöglichkeiten der Vision@Technologie AG hinsichtlich der Erschließung neuer Märkte und der Übernahme einer größeren Produktionstiefe.

Die Form der MiniROM ist nicht neu. Die Innovation steckt im Produktionsverfahren und insbesondere in der Kombination der Software- und Hardware- sowie der um das Produkt gruppierten Dienstleistungskomponenten.

7.2.1 Die MiniROM

Die MiniROM besteht aus Polykarbonat und wird als Datenträger eingesetzt. Durch ein neues Produktionsverfahren wurde die Ausfallquote gegenüber herkömmlichen Produktionsverfahren erheblich reduziert. Die MiniROM wird nicht mehr, wie bei herkömmlichen Produktionsverfahren, aus einer großen Ursprungs-CD herausgeschnitten, sondern in Ihren verschiedenen Formen direkt gegossen. Als Ergebnis weist die MiniROM ein zuverlässigeres Lauf- und Leseverhalten auf.

Derzeit sind drei verschiedene Formen der MiniROM verfügbar: Die MiniROM im Kreditkartenformat, als Visitenkarte mit runden Ecken und als MiniDisc.

Die MiniROM ist, abhängig von Einsatzgebiet, kompatibel mit, bzw. lesbar auf den meisten herkömmlichen CD-Laufwerken wie CD-Player, CD-ROM, CD-R, CD-RW oder DVD und Chipkartenleser (in Kombination mit der Geldchipkomponente).

Die Oberfläche der MiniROM kann individuell gestaltet werden. Es können durch Sieb- oder Offsetdruck filigrane Abbildungen realisiert werden.

Anwendungen umfassen:

- **Data Warehousing**
  Sicherer Zugriff (secure Login) für Mitarbeiter auf Unternehmensdaten.
- **Guthabenfunktion**
  Kunden können sich mit Hilfe Ihrer MiniROM auf den Unternehmensserver einwählen und sicherheitskritische Transaktionen durchführen. Dies beinhaltet das Verfügen über Guthaben und Budgets des Kunden.
- **Internet Telefon**
  In Verbindung mit der Guthabenfunktion und dem Einsatz bestimmter Technologie können z.B. weltweit Telefonate zum Ortstarif geführt werden.

Die Verbindung der verschiedenen Anwendungen ermöglicht eine riesige Anzahl an Diensten, die besonders hohe Sicherheitsansprüche mit örtlicher Flexibilität erfordern. Beispielhaft seinen hier die folgenden Dienste angeführt:

- EMail
- Online Shopping
- Business-to-business
- Business-to-consumer (Banken, Broker)
- Virtuelle Auktionen
- Video Konferenzen (internationale Unternehmen)
- eCommerce Portale
- Direktmarketing
- Internet Telephon
- Multimedia Präsentationen des Unternehmens
- Produktkatalog, Jahres-, Quartalsberichte, Archiv
- Direkte Verweise (Links) auf Internetseiten und deren direkte Integration
- Interaktives Bestellformular
- Tonträger für Musik (wie Musik CDs)
- Spiele

7.2.1 Entwicklungsmöglichkeiten

Die Vision@Technologie AG baut Ihre Marktaktivitäten auf den Vertrieb der MiniROM auf. Für die Erstellung einer kundenspezifischen MiniROM wird auf Vertragspartner zurückgegriffen. Es ist daran gedacht, die Zusammenarbeit mit diesen Partnern zu vertiefen und neu aufkeimende Geschäftsfelder selbst abzudecken. Dies beinhaltet auch eine eventuelle Beteiligung an Unternehmen, die in diesem Bereich tätig sind.

Bedingt durch ein schnelles Anwachsen der Absatzmärkte kann es zu Produktionsengpässen kommen. Um diese gegebenenfalls abzufangen kann die Vision@Technologie AG eigene Ressourcen aufbauen bzw. sich daran beteiligen.

7.2.2 Das Mitarbeiterteam bzw. die offiziellen Organe der Vision@Technologie AG

Geschäftsführer Vision@Technologie AG:

Herr Henry Littig, Kaufmann, Gütchen 8, 42781 Haan

Herr Robert Krausen, Im Meiersweg 13, 40878 Ratingen

Das Mitarbeiterteam der Vision@Technologie AG:

Neben den vorgenannten Personen sind derzeit noch 2 Vertriebsmitarbeiter, eine Schreibkraft Vollzeit und 6 externe Vertriebsmitarbeiter für das Unternehmen tätig, die durch ein Vertragsnetz an das Unternehmen gebunden die Vertriebsstruktur der Vision@Technologie AG darstellen..

gez.:

DBH Deutsche Beteiligungs Holding AG

Garather Schloßallee 19
40595 Düsseldorf
Tel: 0211-9708180 od. 0211-9708189
Fax: 0211-9708181 od. 0211-9708188

Düsseldorf, den 23.03.00

Henry Littig
Vorstand / DBH AG

DBH
Deutsche Beteiligungs Holding AG

Schloß Garath
Garather Schloßallee 19
40595 Düsseldorf

02 NOV -5 AM 8:32

Announcement pursuant to Section 9 paragraph 3 of the German Prospectus Act

DBH Deutsche Beteiligungs Holding AG
intends to issue and publicly offer 240,000 American Depositary Receipts (ADRs) on ordinary bearer shares in the nominal value of DEM 300,000. Full dividends will be paid on the ordinary shares as of 1st January 2000.

- Securities ID no. of the ordinary shares: 552600-

A complete prospectus is readily available free of charge with **Deutsche Beteiligungs Holding AG, Garather Schlossallee 19, 40595 Düsseldorf** and the paying agent, Bank of New York, New York.

er Commerzbank Aktiengesellschaft begebenen :echnologie II Top 10-Indexzertifi...

er Commerzbank Aktiengesellschaft begebenen :echnologie II Top 10-Indexzertifikate (die „Zertifikate") :ändig platziert.

ler Zertifikate werden darauf hingewiesen, dass auf oßen Nachfrage nach den Zertifikaten deren Preise :hung der Zertifikate in die Preisfeststellung im Frei- im Börsenhandel mit amtlicher Notierung an der Wertpapierbörse erheblich von dem Stand des k Biotechnologie II Top 10-Index abweichen können. wird deshalb empfohlen, keine unlimitierten für den Erwerb der Zertifikate aufzugeben.

Main, im April 2000

COMMERZBANK
AKTIENGESELLSCHAFT

---

wüstenrot

t Hypothekenbank Aktiengesellschaft
Ludwigsburg

€ 25.000.000,–
rschuldverschreibungen von 1999/2001
Reihe 25
WKN – 226 395 –

nissionsbedingungen geben wir bekannt, daß der Nominalzinssatz vom **13. April 2000** bis zum **12. Juli 2000** einschließlich mit :legt wurde. Bei 91 Tagen entspricht dies 1,00378 %.

Juli 2000, dem betreffenden Zinstermin, pro Schuldverschreibung 000,– ein Zinsbetrag in Höhe von € 10,04 fällig.

Wüstenrot Hypothekenbank
Aktiengesellschaft
Der Vorstand

---

ienossenschafts-Hypothekenbank AG
gsantrag –

Genossenschafts-Hypothekenbank AG hat den

'andbriefe

:0 Mio.	2,40 %	Reihe 806	WKN 232 145 Tilgung 15.04.02
i0 Mio.	2,30 %	Reihe 817	WKN 236 628 Tilgung 05.06.03
i5 Mio.	2,75 %	Reihe 823	WKN 236 634 Tilgung 01.06.05
2 Mrd.	5,50 %	Reihe 841	WKN 236 652 (Global-Hyp.-Pfandbriefe)
gzj.			Tilgung 01.04.10

andbriefe

20 Mio.	3,30 %	Reihe 870	WKN 250 478 Tilgung 31.05.07
25 Mio.	3,00 %	Reihe 877 (Aufstockung)	WKN 250 485 Tilgung 14.03.02

Genossenschafts-Hypothekenbank AG

ırslZulV an der Hanseatischen Wertpapierbörse :lassen.

i. April 2000

sstelle der
:hen Wertpapierbörse Hamburg

---

issadenrenovierungs-
e 91, 32825 Blomberg, biger der Gesellschaft ch bei ihr zu melden.

---

und 21" notiert.

Bardividenden, die einer in der Bundesrepublik Deutschland unbeschränkt steuerpflichtigen Person (Steuerinländer) zufließen, unterliegen mit ihrem Bruttobetrag der deutschen Einkommen- bzw. Körperschaftsteuer nach Tarif. Aufgrund des deutsch-niederländischen Doppelbesteuerungsabkommens wird Steuerinländern bei rechtzeitiger Vorlage eines vom Wohnsitz-Finanzamt auf dem dazu vorgesehenen Formular „92 D" bestätigten Antrags ⅔ der niederländischen Dividendensteuer zusätzlich zum Nettobetrag vergütet. Der endgültig in den Niederlanden verbleibende Teil der niederländischen Dividendensteuer ist auf die deutsche Einkommen- bzw. Körperschaftsteuer anrechenbar.

Für denselben Personenkreis unterliegt auch die Entgegennahme der Zertifikate, die aufgrund des Dividendenscheins Nr. 21 wahlweise anstelle der Barzahlung ausgegeben werden, der deutschen Einkommen- bzw. Körperschaftsteuer.

In den Niederlanden fällt bei Ausschüttung von Aktien zu Lasten der Agiorücklage dagegen keine Quellensteuer an.

Die Ausgabe der neuen Zertifikate ist provisionsfrei. Eine notwendige Spitzenregulierung werden die vorgenannten Banken nach Möglichkeit vermitteln.

Stichting Administratiekantoor van aandelen
Koninklijke Wessanen, Amsterdam, den 13. April 2000

Bekanntmachung gemäß § 9 Absatz 3 Verkaufsprospektgesetz

Die DBH Deutsche Beteiligungs Holding AG

beabsichtigt **240.000 American Depositary Receipts (ADR's)** auf nominal DM 300.000,- auf den Inhaber lautende Stammaktien zu begeben und öffentlich anzubieten. Mit voller Gewinnanteilberechtigung der Stammaktien ab dem 1. Januar 2000

- Wertpapier-Kenn-Nummer der Stammaktien: 552600 -

Ein vollständiger Verkaufsprospekt wird bei der Emittentin
Deutsche Beteiligungs Holding AG, Garather Schlossallee 19, 40595 Düsseldorf
sowie bei der Zahlstelle: Bank of New York, New York, zur kostenlosen Ausgabe bereitgehalten.

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 97 08 189
Telefax (0211) 97 08 269

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

02 NOV -5 AM 8:32

DBH Deutsche Beteiligungs Holding AG
Securities Identification Number –552600-

Notice of General Meeting

I am writing to invite you, as a shareholder in our company to attend the

Ordinary General Meeting

On October 30, 2002 at 9:30 a.m.

at Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf.

Agenda

1. Report of the Managing Board
2. Report of the Supervisory Board on business development 2001
3. Approval of the Annual Financial Statement 2001
4. Voting on the discharge of the Board of Management for the business year 2001
5. Voting on the discharge of the Supervisory Board for the business year 2001
6. Use of net income for the year
7. Election of auditor for the business year 2002
8. Miscellaneous

Re-election of the Supervisory Board will take place at the Ordinary General Meeting where votes concerning the business year 2002 will be cast, in accordance with section 5, sub-section 2 of the memorandum.

Shareholders may make an application under certain conditions in accordance with section 126 of the German Stock Corporation Act.

Düsseldorf, September 2002

DBH Deutsche Beteiligungs Holding AG
Managing Board

Managing Board: Henry Littig
Jurisdiction: District Court Düsseldorf
Register of Companies Nr. 36342
Nominal Capital: GDM 2,000,000

Bank details:
Commerzbank AG, Düsseldorf
Account No.: 4904707
Sort Code: 300 400 00

DBH Deutsche Beteiligungs Holding AG
Securities Identification Number –552600-

Notice of General Meeting

I am writing to invite you, as a shareholder in our company to attend the

Ordinary General Meeting

On October 17, 2001 at 10 a.m

at Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf.

Agenda

1. Report of the Managing Board
2. Report of the Supervisory Board on business development 2000
3. Approval of the Annual Financial Statement 2000
4. Voting on the discharge of the Board of Management for the business year 2000
5. Voting on the discharge of the Supervisory Board for the business year 2000
6. Use of net income for the year
7. Election of auditor for the business year 2001
8. Conversion of shareholders' equity to Euros
9. Miscellaneous

Re-elections of the Supervisory Board will take place at the Ordinary General Meeting where votes concerning the business year 2001 will be cast, in accordance with section 5, sub-section 2 of the memorandum.

Shareholders may make an application under certain conditions in accordance with section 126 of the German Stock Corporation Act.

Düsseldorf, September 2001

DBH Deutsche Beteiligungs Holding AG
Managing Board

Managing Board: Henry Littig
Jurisdiction: District Court Düsseldorf
Register of Companies Nr. 36342
Nominal Capital: GDM 2,000,000

Bank details:
Commerzbank AG, Düsseldorf
Account No.: 4904707
Sort Code: 300 400 00

DBH Deutsche Beteiligungs Holding AG
Securities ID number – 552600

Invitation to the Shareholders' Meeting

We hereby invite our company's shareholders to attend the

Ordinary General Meeting

on 23rd October 2000, 10 a.m.

at Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf.

Agenda

1. Management report
2. Director's report on business developments
3. Vote on the discharge of the managing board for the 1999 business year
4. Vote on the discharge of the supervisory board for the 1999 business year
5. Appropriation of the net profits for the year
6. Election of the auditor for the 2000 business year
7. Approval of the right to repurchase own stock
8. Approval of a conditional shareholders' resolution to change the name of the company
9. Approval of a conditional shareholders' resolution to execute a 2:1 split of the company's ADRs.
10. Miscellaneous

Under certain circumstances, shareholders may propose items for the agenda, in accordance with § 126 of the German Stock Corporation Act.

Munich, September 2000

DBH Deutsche Beteiligungs Holding AG
The Managing Board

DBH Deutsche Beteiligungs Holding AG
Securities ID number – 552600

Invitation to the Shareholders' Meeting

We hereby invite our company's shareholders to attend the

Ordinary General Meeting

on 30th July 1999, 10 a.m.

at Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf.

Agenda

1. Management report
2. Vote on the discharge of the managing board for the 1998 business year
3. Vote on the discharge of the supervisory board for the 1998 business year
4. Appropriation of the net income for the year
5. Election of the auditor for the 1999 business year
6. Director's report
7. Election of the supervisory board

Miscellaneous

Under certain circumstances, shareholders may propose items for the agenda, in accordance with § 126 of the German Stock Corporation Act.

Munich, July 1999

DBH Deutsche Beteiligungs Holding AG
The Managing Board

DBH Deutsche Beteiligungs Holding AG
Wertpapier-Kenn-Nummer –552600-

Einladung zur Hauptversammlung

Die Aktionäre unserer Gesellschaft werden hiermit zu der am

30. Oktober 2002, 9.30 Uhr

im Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf stattfindenden

Ordentlichen Hauptversammlung

eingeladen.

Tagesordnung

1. Bericht des Vorstands
2. Lagebericht zur Geschäftsentwicklung
3. Abstimmung über die Entlastung des Vorstands für das Geschäftsjahr 2001
4. Abstimmung über die Entlastung des Aufsichtsrats für das Geschäftsjahr 2001
5. Verwendung des Bilanzgewinnes
6. Wahl des Abschlussprüfers für das Geschäftsjahr 2002
7. Sonstiges

Die Aktionäre können gemäss § 126 AG unter bestimmten Voraussetzungen eigene Anträge stellen.

Düsseldorf, im August 2002

DBH Deutsche Beteiligungs Holding AG
Der Vorstand

DBH Deutsche Beteiligungs Holding AG
Wertpapier-Kenn-Nummer –552600-

Einladung zur Hauptversammlung

Die Aktionäre unserer Gesellschaft werden hiermit zu der am

17. Oktober 2001, 10.30 Uhr

im Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf stattfindenden

Ordentlichen Hauptversammlung

eingeladen.

Tagesordnung

1. Bericht des Vorstands
2. Lagebericht zur Geschäftsentwicklung
3. Abstimmung über die Entlastung des Vorstands für das Geschäftsjahr 2000
4. Abstimmung über die Entlastung des Aufsichtsrats für das Geschäftsjahr 2000
5. Verwendung des Bilanzgewinnes
6. Wahl des Abschlussprüfers für das Geschäftsjahr 2001
7. Genehmigung eines bedingten Hauptversammlungsbeschlusses zum Vollzug eines 2:1 Aktiensplits der ADR´s der Gesellschaft
8. Wahl des Aufsichtsrats
9. Sonstiges

Die Aktionäre können gemäss § 126 AG unter bestimmten Voraussetzungen eigene Anträge stellen.

Düsseldorf, im September 2001

DBH Deutsche Beteiligungs Holding AG
Der Vorstand

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Fax (0211) 970 81 88

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

DBH Deutsche Beteiligungs Holding AG

Wertpapier-Kenn-Nummer –552600-

Einladung zur Hauptversammlung

Die Aktionäre unserer Gesellschaft werden hiermit zu der am

23. Oktober 2000, 10.00 Uhr

im Schloss Garath, Garather Schlossallee 19, 40595 Düsseldorf
stattfindenden

Ordentlichen Hauptversammlung

eingeladen.

Tagesordnung

1. Bericht des Vorstands
2. Lagebericht zur Geschäftsentwicklung
3. Abstimmung über die Entlastung des Vorstands für das Geschäftsjahr 1999
4. Abstimmung über die Entlastung des Aufsichtsrats für das Geschäftsjahr 1999
5. Verwendung des Bilanzgewinns
6. Wahl des Abschlussprüfers für das Geschäftsjahr 2000
7. Genehmigung des Rechts zum Rückkauf eigener Aktien
8. Genehmigung eines bedingten Hauptversammlungsbeschlusses zur Änderung des Namens der Gesellschaft
9. Genehmigung eines bedingten Hauptversammlungsbeschlusses zum Vollzug eines 2:1 Aktiensplits der ADR´s der Gesellschaft
10. Sonstiges

Die Aktionäre können gemäss § 126 AG unter bestimmten Voraussetzungen eigene Anträge stellen.

Düsseldorf, im September 2000

DBH Deutsche Beteiligungs Holding AG
Der Vorstand

DBH Deutsche Beteiligungs Holding AG
Wertpapier-Kenn-Nummer –552600-

Einladung zur Hauptversammlung

Die Aktionäre unserer Gesellschaft werden hiermit zu der

Am 30.07.99, 10.00 Uhr

im Schloß Garath, Garather Schlossallee 19, 40595 Düsseldorf
stattfindenden

Ordentlichen Hauptversammlung

eingeladen.

Tagesordnung

1. Bericht des Vorstands
2. Abstimmung über die Entlastung des Vorstands für das Geschäftsjahr 1998
3. Abstimmung über die Entlastung des Aufsichtsrates für das Geschäftsjahr 1998.
4. Verwendung des Bilanzgewinns.
5. Wahl des Abschlußprüfers für das Geschäftsjahr 1999.
6. Lagebericht zur Geschäftsentwicklung
7. Wahl des Aufsichtsrats.

Sonstiges

Die Aktionäre können gemäß §126 AG unter bestimmten Voraussetzungen eigene Anträge stellen.

München, im Juni 1999

DBH Deutsche Beteiligungs Holding AG
Der Vorstand

02 NOV -5 AM 8:32

<MENU> to return to headlines, 99 <GO> for list of story options Equity NH

OTS	DBH-AG (DEUBY): Umsatz/Gewinn-Prognosen für 1999 deutlich
39860	May 8 2000 10:00

DBH-AG (DEUBY): Umsatz/Gewinn-Prognosen für 1999 deutlich

Düsseldorf (ots-PRNewswire) - Die DBH Deutsche Beteiligungs Holding AG (OTC-BB: DEUBY) erwartet für 1999 ein Ergebnis, das deutlich über den Prognosen liegen wird. Dies gab der Vorstand der Gesellschaft, Henry Littig, heute in Düsseldorf bekannt.

Zu Jahresbeginn 1999 wurde ein Umsatzwachstum konsolidiert von ca. 80 % auf rund 3.300.000 DM sowie eine Steigerung des operativen Vorsteuerergebnisses in Höhe von ca. 80 % auf rund 900.000 DM erwartet. Obwohl der endgültige 1999er Geschäftsabschluß erst in einigen Wochen vorliegen wird, geht die Gesellschaft derzeit von einem konsolidierten Vorsteuerergebnis von mindestens 1.200.000 DM und von einem Gesamtumsatz in Höhe von über 5.000.000 DM aus.

"Dieses Ergebnis spiegelt in vollem Umfang den geschäftlichen Erfolg unserer Gesellschaft in 1999 wieder. ~~Auf dem Weg~~ zur

DBH-AG (DEUBY) (ots-PRNewswire) – DBH Deutsche Beteiligungs Holding AG (OTC-BB: DEUBY) anticipates that the operating result in 1999 will by far surpass forecasts. This was announced today in Düsseldorf by the company's director, Henry Littig.

At the beginning of 1999, revenue growth of approx. 80% to around DEM 3,300,000 was consolidated, and EBIT also increased by approx. 80% to some DEM 900,000. Although the final results for the year 1999 will not be published for a few weeks yet, the company is presently expecting consolidated EBIT of at least DEM 1,200,000 and total revenue of DEM 5,000,000.

"This result fully reflects the commercial success of our company in 1999."

DBH-AG (DEUBY): Umsatz/Gewinn-Prognosen für 1999 deutlich

02 NOV -5 AM 8:32

Düsseldorf (ots-PRNewswire) - Die DBH Deutsche Beteiligungs Holding AG (OTC-BB: DEUBY) erwartet für 1999 ein Ergebnis, das deutlich über den Prognosen liegen wird. Dies gab der Vorstand der Gesellschaft, Henry Littig, heute in Düsseldorf bekannt.

Zu Jahresbeginn 1999 wurde ein Umsatzwachstum konsolidiert von ca. 80 % auf rund 3.300.000 DM sowie eine Steigerung des operativen Vorsteuerergebnisses in Höhe von ca. 80 % auf rund 900.000 DM erwartet. Obwohl der endgültige 1999er Geschäftsabschluß erst in einigen Wochen vorliegen wird, geht die Gesellschaft derzeit von einem konsolidierten Vorsteuerergebnis von mindestens 1.200.000 DM und von einem Gesamtumsatz in Höhe von über 5.000.000 DM aus.

"Dieses Ergebnis spiegelt in vollem Umfang den geschäftlichen Erfolg unserer Gesellschaft in 1999 wieder. Auf dem Weg zur Internet/e-commerce-Beteiligungsgesellschaft haben wir jetzt aufgrund unseres sehr profitablen Hauptgeschäfts eine äußerst günstige Ausgangsposition" erläutert Littig hierzu, "und wir hoffen, unseren Aktionären kurzfristig eine weitere Unternehmensbeteiligung vermelden zu können".

Über die DBH Deutsche Beteiligungs Holding AG:

Die DBH Deutsche Beteiligungs Holding AG hat ihren Sitz in Düsseldorf und hält Beteiligungen an Unternehmen aus dem e-commerce/Internet-Sektor bzw. aus dem Finanzsektor. Weitere Beteiligungen im High-Tech-Sektor sind geplant.

Trade Line DEUBY US Equity
Range 11/26/99 - 5/ 5/00   Period D Daily   Base Currency: DEM
Upper Chart: 3 Trade Line   Moving Averages 15 30
Lower Chart: N No additional graph(s)   Moving Average 15   1) News


Comp/Close/Trade/DEM
High 05/05/00 20.43987
Average 15.7132
Low 12/07/99 11.2404
SMAVG on Close(15) 18.3049
SMAVG on Close(30) 17.3909
20.00
18.00
16.00
14.00
12.00
26 01 08 15 22 03 10 18 25 01 08 15 22 01 08 15 22 03 10 17 24 01
1999 Dec
2000 Jan
Feb
Mar
Apr
May

DBH-AG (DEUBY): Clear sales/profit forecasts for 1999

Düsseldorf (ots-PRNewswire) – DBH Deutsche Beteiligungs Holding AG (OTC-BB: DEUBY) anticipates that the operating result in 1999 that will by far surpass forecasts. This was announced today in Düsseldorf by the company's director, Henry Littig.

At the beginning of 1999, revenue growth of approx. 80% to around DEM 3,300,000 was consolidated, and EBIT also increased by approx. 80% to some DEM 900,000. Although the final results for the year 1999 will not be published for a few weeks yet, the company is presently expecting consolidated EBIT of at least DEM 1,200,000 and total revenue of DEM 5,000,000.

"This result fully reflects the commercial success of our company in 1999. Our extremely profitable mainline business provides us with a very favourable basis for evolving into an Internet/e-commerce equity investment company," said Henry Littig. "And we hope that we will be in a position to report further equity investments to our shareholders in the near future."

About DBH Deutsche Beteiligungs Holding AG
DBH Deutsche Beteiligungs Holding AG is based in Düsseldorf. It acquires equity investments in companies that operate in the e-commerce/Internet sector, and the financial sector. It is also planning equity investments in the high tech sector.

02 NOV -5 AM 8:32

Story 1 / 2 : 99 <GO> for list of story options. Equity CN

PRN	DBH ADRs Can Now Be Traded in the USA Dec 8 1999 17:16

DUSSELDORF, Germany, Dec. 8 /PRNewswire/ -- DBH Deutsche Beteiligungs Holding AG (OTC Bulletin Board: DEUBY) announces that the company's ADRs can now be traded over-the-counter in the United States. This makes DBH Deutsche Beteiligungs Holding AG (DBH AG) the twenty-first German stock corporation to have its ADRs listed over-the-counter in the USA. Along with DBH, this group mostly comprises well-known German securities listed on the DAX, which have used an OTC listing to secure a presence in what is easily the most significant capital market of the world, the USA. "We are proud to have achieved an over-the-counter listing alongside such illustrious companies, and we hope that the listing of our ADRs will help to significantly strengthen shareholder value in the coming years," added Henry Littig, the chairman of the Company.

DBH AG is also announcing that the Company has a acquired a majority interest in Vision@Technologie AG (www.vision-at-technologie.de), a promising mainstay in the Internet/e-commerce sector. Vision@Technologie AG, Dusseldorf, is the distributor of the "MiniRom". This CD-ROM, also available in credit card format, contains special Internet software that can establish a connection to the Internet directly from the CD-ROM, and that is capable of displaying and processing current data from the Internet using just the CD-ROM. In addition, the software delivers new solutions enabling users to

submit secure and encrypted orders from Internet catalogs, in e-commerce shops, and for other offerings. This includes extended potential functionality for database connections, account settlement, payments, and credits, as well as user verification, e-mail software and additional interesting features, all of which are already integrated.

About DBH AG

DBH Deutsche Beteiligungs Holding AG has its registered offices in Dusseldorf, Germany, and holds participating interests in companies in the financial and Internet/e-commerce sectors. The company is currently concentrating on further developing its investment portfolio in the high-tech sector.

SOURCE DBH Deutsche Beteiligungs Holding AG
-0- 12/08/1999

/CONTACT: Daniel Hoenings, +49-211-9708180, or fax, +49-211-9708181, or hermespm@aol.com, for DBH Deutsche Beteiligungs Holding AG/
/Web site: http://www.hermespm.com
http:// www.vision-at-technologie.de/
(DEUBY)

CO: DBH Deutsche Beteiligungs Holding AG; Vision@Technologie AG
ST: Germany

DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT NEUSS

Bericht

über die Prüfung

des Jahresabschlusses
zum 31.12.2001
und
des Lageberichts 2001
der

DBH Deutsche Beteiligungs Holding AG
Düsseldorf

INHALTSVERZEICHNIS

Allgemeiner Teil

I. a. Auftrag und Auftragsdurchführung

Wir, die Dr. Glade, König und Partner GmbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Hamtorwall 52, 41460 Neuss, wurden vom Vorstand der

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (kurz DBH)

mit Schreiben vom 21.01.2002 beauftragt, den Jahresabschluss für das Geschäftsjahr 2001 zu prüfen und darüber Bericht zu erstatten. Hierbei handelt es sich um eine gesetzliche Abschlussprüfung nach § 340 Abs. 4 HGB in Verbindung mit § 340a Abs. 1 HGB. Die Gesellschaft ist als Finanzholding-Gesellschaft (§ 1 Abs. 3a KWG) wie eine große Kapitalgesellschaft zu behandeln. Die Prüfung wurde nach berufsüblichen Grundsätzen unter Beachtung der besonderen Vorschriften nach der Verordnung über die Prüfung der Jahresabschlüsse und Zwischenabschlüsse der Kreditinstitute und Finanzdienstleistungsinstitute und über die Prüfung nach § 12 Abs. 1 Satz 3 des Gesetzes über Kapitalanlagegesellschaften sowie darüber zu erstellende Berichte (Prüfberichtsverordnung – PrüfbV) erstellt.

die Prüfung haben wir unter Hinzuziehung unserer Mitarbeiters Dipl.-Kfm. Larsen Lüngen, Steuerberater, in der Zeit vom 22.03. bis 28.03.2002 (Vorprüfung) und vom 15.04. bis 17.05.2002 (Hauptprüfung) in den Räumen der Gesellschaft in Düsseldorf und anschließender Berichterstattung in unserem Büro durchgeführt.

Zu Beginn der Hauptprüfung wurde uns der Jahresabschluss der Gesellschaft und die Formblätter 1 und 3 der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzinstitute (RechKredV) vorgelegt. Dieser Jahresabschluss ist in Anlagen 1 bis 4 zu diesem Bericht beigefügt. Sämtliche Auskünfte und Unterlagen wurden uns bereitwillig erteilt und zur Verfügung gestellt.

Bei der Prüfung wurden die vom Institut der Wirtschaftsprüfer in Deutschland e.V. niedergelegten Grundsätze ordnungsmäßiger Durchführung von Abschlussprüfungen beachtet.

Die vollständige Erfassung aller Geschäftsvorfälle im Jahresabschluss zum 31.12.2001 wurde uns von der Geschäftsführung schriftlich bestätigt.

Für die Durchführung unseres Auftrages und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer in der Fassung vom 01.01.2002 (Anlage Nr. 9) maßgebend.

I. b. Grundsätzliche Feststellungen

1. Stellungnahme zur Lagebeurteilung durch den Vorstand

Die Darstellung der Lage des Unternehmens im Jahresabschluss und im Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12. durch den Vorstand ist konsistent und für uns nachvollziehbar. Der Jahresabschluss und der Lagebericht sind unter der Annahme der Fortführung der Gesellschaft aufgestellt worden. Hinweise dafür, dass die Gesellschaft nicht fortgeführt wird, haben wir im Rahmen unserer Prüfung nicht erhalten.

Der Jahresabschluss für das Geschäftsjahr 2001 endet mit einer Bilanzsumme von DM 10.252.822,62. Er weist ein Eigenkapital von DM 9.900.507,41 und übereinstimmend mit der Gewinn- und Verlustrechnung einen Bilanzgewinn von DM 2.775.507,41 aus.

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs. 3a KWG. Sie hält im Wesentlichen eine 100% Beteiligung an einem Finanzdienstleistungsinstitut (HPM Portfolio Management GmbH, kurz HPM), mit dem ein Ergebnisabführungsvertrag besteht. Die Ergebnisabführung beträgt für 2001 DM 4.817.827,36. Daneben bestehen noch weitere Beteiligungen an Nichtinstituten. Die Erträge aus diesen Beteiligungen haben sich im vorigen Geschäftsjahr (Vision@technologie AG, Vision) und in diesem Geschäftsjahr (ALS Advanced ligistic systems AG) mit teilweise hohen Abschreibungen als nicht erfolgreich herausgestellt.

Aufgrund einer Kapitalzufuhr durch die Erhöhung der Kapitalrücklage und des Bilanzgewinnes ist die Eigenkapitalsituation gut. Der Gewinnverwendungsvorschlag des Vorstandes, DM 1.875.000,00 in eine Gewinnrücklage einzustellen, ist angemessen.

Der Lagebericht ist klar und verständlich, er vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der wirtschaftlichen Lage der Gesellschaft. Die im Lagebericht durch die gesetzlichen Vertreter vorgenommenen Beurteilungen und Darstellungen halten wir für sachgerecht. Auf die Risiken der zukünftigen Entwicklung wird angemessen eingegangen.

2. Feststellungen gemäß § 321 Abs. 1 Satz 3 HGB

Bei der Durchführung der Abschlussprüfung haben wir keine nach § 321 Abs. 1 Satz 3 HGB berichtspflichtigen einzelnen Tatsachen festgestellt, welche die Entwicklung der geprüften Gesellschaft wesentlich beeinträchtigen oder in ihrem Bestand gefährden können. Auch nach dem Abschlussstichtag wurden keine einzelnen Tatsachen erkannt, die eine Entwicklungsbeeinträchtigung oder eine Gefährdung des Fortbestands der Gesellschaft zur Folge haben können.

Unrichtigkeiten und Verstöße gegen gesetzliche Vorschriften sowie Tatsachen, die schwerwiegende Verstöße von gesetzlichen Vertretern oder von Arbeitnehmern gegen Gesetz oder Satzung darstellen, haben wir nicht festgestellt.

Diese Feststellung gilt für die Beachtung von Vorschriften zur Rechnungslegung einschließlich der Grundsätze ordnungsmäßiger Buchführung und einschlägiger Normen der Satzung sowie im Fall schwerwiegender Verstöße von gesetzlichen Vertretern oder von Arbeitnehmern für Verstöße auch gegen solche gesetzlichen Vorschriften, die sich nicht unmittelbar auf die Rechnungslegung beziehen und die im Hinblick auf das für die Gesellschaft damit verbundene Risiko, die Bedeutung der verletzten Rechtsnorm sowie den Grad des Vertrauensbruchs wesentlich sind.

3. Wichtige Veränderungen bei den rechtlichen und wirtschaftlichen Verhältnissen

Die ADR Anteilsscheine im Rahmen des zweiten ADR Programms konnten begeben werden, so dass die als ausstehende Einlage behandelten Anteile der Tochtergesellschaft HPM als geleistet gelten und das ADR-Agio in die Kapitalrücklage eingestellt werden konnte.

Auch bei der Tochtergesellschaft Vision AG konnten Aktien im Rahmen eines Kapitalerhöhungsprogramms begeben werden. Die Tochtergesellschaft konnte ihr Agio ebenfalls in die Kapitalrücklage einstellen und die zum 31.12.2000 noch bestehende bilanzielle Überschuldungssituation beseitigen. Eine Inanspruchnahme aufgrund der von der DBH und HPM an Vision ausgesprochenen Patronatserklärung (befristet bis 30.06.2002) ist nicht mehr zu erwarten. Daneben konnte die DBH einen Veräußerungsgewinn aus ihren Altanteilen an der Vision AG realisieren.

II. a. Darstellung der rechtlichen, wirtschaftlichen und organisatorischen Grundlagen (§ 5 Abs. 1 PrüfbV)

Vorjahresabschluss/Hauptversammlungsbeschlüsse

Die Hauptversammlung vom 19.10.2001 hat den von uns mit uneingeschränktem Bestätigungsvermerk versehenen Jahresabschluss zum 31.12.2000 und den Lagebericht 2000 genehmigt. Die Bilanzsumme betrug DM 10.724.503,81 und der Bilanzgewinn DM 284.442,10. Es wurde beschlossen, den Bilanzgewinn auf neue Rechnung vorzutragen. Dem Vorstand wurde Entlastung erteilt, zum Abschlussprüfer wurde die Dr. Glade, König und Partner GmbH bestellt.

Alle Hauptversammlungsbeschlüsse wurden umgesetzt. Der Bilanzgewinn wurde vorgetragen und uns der Auftrag zur Pflichtprüfung für das Geschäftsjahr 2001 am 21.01.2002 erteilt. Ferner wurden alle Bilanzvorträge per 31.12.2000 zum 01.01.2001 ordnungsgemäß übernommen, so dass die Bilanzkontinuität gemäß § 252 I Nr. 1 HGB gewahrt ist.

Zu Nr. 1:

Die DBH betreibt ihr Geschäft in der Rechtsform einer Aktiengesellschaft. Die Gesellschaft wurde durch die derzeit gültige Satzung vom 09.07.1997 gegründet (Notar Dr. Stefan Zimmermann, Köln UR-Nr. Z 2286/1998). Im Handelsregister (Amtsgericht Düsseldorf, HRB 36342) der Gesellschaft befinden sich zum Prüfungszeitpunkt u.a. nachfolgende Eintragungen (letzter Auszug vom 02.04.2002):

Firma:	DBH Deutsche Beteiligungs Holding AG
Rechtsform:	Aktiengesellschaft
Sitz:	Düsseldorf
Gründung:	9. Juli 1998 vor Notar Dr. Stefan Zimmermann, Köln (UR-Nr. Z 2286 für 1998)
Handelsregister:	Amtsgericht Düsseldorf HR B 36342 Die Gründung wurde am 21. August 1998 eingetragen.
Gegenstand des Unternehmens:	Beteiligung an anderen Unternehmen sowie damit zusammenhängende Geschäfte, insbesondere die Übernahme des Bestand und Betriebes der HERMES Portfolio Management GmbH (jetzt HPM Portfolio Management GmbH) in Düsseldorf-Garath. Die Gesellschaft ist berechtigt, alle den Gesellschaftszweck fördernden und im Zusammenhang damit stehende Geschäfte durchzuführen, insbesondere andere Unternehmen gleicher oder ähnlicher Art zu übernehmen, sich an solchen zu beteiligen und Zweigniederlassungen zu errichten.
Satzung:	Ursprüngliche Fassung vom 9. Juli 1998 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 2286/1998), neu gefasst am 22.03.2000 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 974/2000) und geändert durch Aufsichtsratsbeschluss vom 14.06.2000.
Vorstand:	Henry Littig, Erkrath (Alleinvorstand)
Grundkapital:	Die Gesellschaft wurde am 9. Juli 1998 mit einem Grundkapital von DM 100.000,00 gegründet. Es ist eingeteilt in 20.000 auf den Inhaber lautende Aktien von je DM 5,00. Die Ausgabe der Aktien erfolgte zum Nennbetrag. Das Grundkapital wurde am 16. Juli 1998 eingezahlt.

Am 13. Oktober 1998 hat die außerordentliche Hauptversammlung eine Erhöhung des Grundkapitals um DM 1.525.000,00 auf DM 1.625.000,00 durch Ausgabe von 305.000 Stück Inhaberaktien im Nennwert von je DM 5,00 beschlossen. Die Kapitalerhöhung erfolgt als Sacheinlage durch Einbringung des 100%-igen Geschäftsanteils an der HERMES Portfolio Management GmbH (HPM) im Nennwert von DM 50.000,00. Die Werthaltigkeit der Sacheinlage ist durch das Bewertungsgutachten der Wirtschaftsprüfungsgesellschaft Dr. Glade, König und Partner GmbH, Neuss, vom 6. August 1998 nachgewiesen. Der Beschluss der Hauptversammlung und die Durchführung der Kapitalerhöhung wurde am 9. November 1998 in das Handelsregister eingetragen.

Am 21. Januar 1999 ist die Erhöhung des Grundkapitals um DM 375.000,00 auf DM 2.000.000,00 beschlossen worden. Die 75.000 Inhaberaktien im Nennwert von je DM 5,00 wurden in bar ausgegeben.

Am 22. März 2000 wurde der Vorstand ermächtigt, eine weitere Kapitalerhöhung um DM 1.000.000,00 auf DM 3.000.000,00 durch Ausgabe neuer Inhaberaktien im Nennbetrag von je DM 5,00 bis spätestens 31.12.2001 durchzuführen.

Gemäß der ihm in § 3 Abs. 5 der Satzung erteilten Ermächtigung hat der Vorstand – mit Zustimmung des Aufsichtsrats – am 14.06.2000 beschlossen, das Grundkapital um DM 300.000,00 auf DM 2.300.000,00 zu erhöhen. Durch Beschluss des Aufsichtsrats ist die Satzung in § 3 (Grundkapital, Aktien) entsprechend geändert worden. Die Kapitalerhöhung ist durchgeführt.

Aktionäre:

		Grundkapital	
Henry Littig, Erkrath	DM	1.425.000,00	(61,95 %)
The Bank of New York als Depositär der ADR's	DM	875.000,00	(38,05 %)
insgesamt	DM	2.300.000,00	(100,00 %)

Kapitalrücklage (ergänzend):

Durch Ausgabe von ADR's durch die „The Bank of New York" wurden Agios in die Kapitalrücklage eingestellt. Sie ermitteln sich wie folgt:

Kapitalerhöhung 1999: (DM 3.000.000,00 ./. DM 375.000,00)	DM	2.625.000,00
Kapitalerhöhung 2000: (DM 2.400.000,00 ./. DM 200.000,00)	DM	2.200.000,00
Kapitalrücklage	DM	4.825.000,00

Zu Nr. 2:

Durch die ADR Ausgabe wurden die von der HPM zu Veräußerungszwecken gehaltenen Anteile an die The Bank of New York begeben.

Zu Nr. 3 und 4:

Die Geschäftsleitung i.S. von § 1 Abs. 2 KWG der Gesellschaft ist der Vorstand (s. zu Nr. 1). Der Aufsichtsrat der Gesellschaft setzte sich zum 31.12.2001 wie folgt zusammen:

Daniel Hoenings, Dipl.-Internat-Betriebswirt, Düsseldorf
(Vorsitzender)

Dr. Ingrid Siegmund-Rux, Marketingkauffrau, Erftstadt
(Stellvertreter)

Günther Trautmann, Steuerberater, Neuss.

Der Aufsichtsrat erfüllt bei größeren Entscheidungen die Kontrollfunktion.

Zu Nr. 6:

Die Gesellschaft tätigte im Geschäftsjahr keine Finanzdienstleistungen, sondern hält lediglich eine 100%-Beteiligung an dem Finanzdienstleistungsinstitut HPM.

Zu Nr. 7:

Die Tochtergesellschaft HPM ist berechtigt, ihre Finanzdienstleistungen zu erbringen. Entgegenstehende erlaubnisrechtliche Tatsachen sind zum Prüfungszeitpunkt nicht erkennbar.

Zu Nr. 8:

Die DBH ist am 31.12.2001 zu 100% an der HPM beteiligt. Seit 1998 besteht ein Organschaftsverhältnis, das die Voraussetzungen für eine steuerliche Organschaft erfüllt. Das Stammkapital der HPM beträgt EUR 750.000,00.

Zum 31.12.2001 bestand an der Vision@Technologie AG, Düsseldorf eine 51%-Beteiligung.

Ferner ist die DBH am Stichtag als Gründungsgesellschafterin an der am 22.03.2000 begründeten ekip.de AG, Düsseldorf, zu 80% beteiligt.

Zu Nr. 9:

Die Gesellschaft wird von dem Geschäftsleiter (Vorstand), Herrn Henry Littig, geleitet. Er ist von den Beschränkungen des § 181 BGB befreit. Neben dem Vorstand sind zum 31.12.2001 keine Angestellten bei der DBH beschäftigt.

Zu Nr. 10:

Zweigstellen wurden weder im Inland noch im Ausland errichtet. Die Dokumentation von Geschäftsvorgängen und die Organisation des Rechnungswesens sind für Art und Umfang der Geschäftstätigkeit ausreichend (vgl. V.). Ein internes Überwachungssystem beschränkt sich auf die Aufgabenverteilung zwischen Vorstand und Aufsichtsrat. Eine gesonderte Innenrevision ist nicht eingerichtet.

II. b. Darstellung der aufsichtsrelevanten Unternehmensbereiche, die auf externe Dienstleister ausgelagert sind (§ 5 Abs. 2 PrüfbV)

Das Rechnungswesen ist auf die HPM bzw. deren Finanzbuchhaltung ausgelagert. Die Steuererklärungen 2001 wurden bei einer Steuerberatungs- und Wirtschaftsprüfungsgesellschaft in Auftrag gegeben.

Allen aufgeführten Dienstleistern sind die Vorschriften zu §§ 14 WpHG (Verbot von Insidergeschäften) von der Geschäftsführung erläutert worden.

III. Bericht über Auflagen (§ 8 PrüfbV)

Spezielle oder allgemeine Auflagen wurden der Gesellschaft nach eigenen Angaben nicht auferlegt.

IV. Bericht über Beziehungen zu verbundenen Unternehmen (§ 9 PrüfbV)

Seit Gründung ist die 100% Tochtergesellschaft HPM ein verbundenes Unternehmen. Die geschäftlichen Beziehungen in 2000 und 2001 betrafen im Wesentlichen den Auftrag der DBH an die HPM (für TDM 700,0) die Eigenplatzierung von Aktien zu unterstützen.

Zu diesem Zweck hielt die HPM treuhänderisch Anteile an der DBH im Nominalwert zu TDM 300, die dann an die Neuaktionäre weitergegeben wurden. Bei der DBH war diese Einlage am 31.12.2000 (Vj) als ausstehende Einlage aktiviert (vgl. Aktiva 13). Diese Dienstleistung war am 31.12.2001 abgeschlossen.

Außerdem existiert seit Juli 1998 ein Service-Vertrag, nach dem der DBH monatlich DM 2.500,00 für Raum- und Verwaltungsnutzung in Rechnung gestellt werden. Mit Wirkung zum 01.01.1998 ist die HPM durch den Organschaftsvertrag vom 30.12.1998 verpflichtet, der DBH ihr Ergebnis abzuführen sowie berechtigt, einen Ausgleich für Verluste eines Geschäftsjahres zu erhalten. Das Eigenkapital der HPM betrug am 31.12.2001 TDM 1.766,4. Die Beziehungen zwischen beiden Gesellschaften sind ferner dadurch gekennzeichnet, dass Herr Henry Littig 2001 sowohl Geschäftsführer der HPM als auch Alleinvorstand der DBH ist. In beiden Funktionen ist er von den Beschränkungen des § 181 BGB befreit. Das Jahresergebnis der HPM (vor Ergebnisabführung) betrug im Geschäftsjahr 2001 DM 4.358.292,25 (Vj. DM 2.039.966,41).

Weiteres verbundenes Unternehmen ist die 51%-ige Tochtergesellschaft Vision@Technologie AG (Vision), Düsseldorf. Die geschäftlichen Beziehungen im Unternehmensverbund betreffen im Wesentlichen den Auftrag der Vision an die HPM, die Eigenplatzierung von Aktien zu unterstützen. Hierzu wurde ein Entgelt von 25% des Gesamtrechnungsvolumens von 5,1 Mio vereinbart, falls das genannte Zeichnungsvolumen erzielt wird, andernfalls 10% des erzielten Zeichnungsvolumens. Nach Emissionsfortschritt wurden in 2000 der Höchstbetrag von DM 1.275.000,00 berechnet.

Die Ausgabe der Aktien sowie die angekündigte Notierung von ADR's (American depositary receipts; handelbare Anteilsrechte an Aktien nach US-amerikanischem Recht) hat sich in den USA verzögert. Um das Verfahren auf Wunsch vieler Aktionäre zu beschleunigen, wurden anstelle der ADR's im Dezember 2001 Namensaktien über das Wertpapierhaus Mellon, USA, begeben. Im Zusammenhang mit den Zeitverzögerungen hat die Gesellschaft zusammen mit HPM am 28.12.2000 eine befristete (30.06.2002) auf DM 1 Mio. beschränkte Patronatserklärung abgegeben, um der bilanziellen Überschuldung der Gesellschaft am Vorjahresstichtag entgegenzuwirken.

Die Aktienbegebung konnte im Dezember 2001 vollzogen werden. Die Vision konnte ihrerseits eine Kapitalrücklage von DM 3.364.637,85 (DM 3.570.000,00 abzügl. € 105.000,00 bzw. DM 205.362,15) bilden, und die DBH einen Veräußerungsgewinn von DM 1.441.987,65 (DM 1.530.000,00 abzügl. € 45.000,00 bzw. DM 88.012,35) vereinnahmen.

Das Eigenkapital der Vision beträgt am 31.12.2001 DM 2.024.703,57, wobei darin eine Bilanzierungshilfe von DM 1.180.329,00 berücksichtigt ist. Die Vision erzielte im Geschäftsjahr 2001 einen Jahresfehlbetrag von DM 1.080.257,25 (Vj. DM 317.345,51).

Die 80% Beteiligung an der ekip.de AG, Düsseldorf, wurde durch Teilnahme an der Gründung vom 22.03.2000 erworben. Die Geschäftsbeziehungen zwischen DBH und ekip sind aufgrund der Gründungsphase der ekip von untergeordneter Bedeutung und beschränken sich zur Zeit auf einige Kostenverrechnungen. Die ekip erwirtschaftete im Geschäftsjahr 2001 einen Jahresfehlbetrag von DM 122.472,33 (Vj. DM 95.633,39) und weist zum Stichtag ein Eigenkapital von DM 303.629,11 aus.

V. Bericht über die Organisation des Rechnungswesens (§ 10 PrüfbV)

Die Finanz- und Lohnbuchhaltungsunterlagen der Gesellschaft werden sortiert nach Belegkreisen, Bankbelege, Lohnbuchhaltungsbelege, Eingangs- und Ausgangsrechnungen abgelegt. Die Kontierung, Buchung, Lohnabrechnungen und das monatliche Meldewesen der Gesellschaft liegen in der Verantwortung der HPM. Die Gesellschaft erstellt ca. 2 bis 4 Wochen nach Ablauf des jeweiligen Monats Summen- und Saldenlisten sowie betriebswirtschaftliche Auswertungen. Eine frühere Bearbeitung der Monatsabschlüsse ist wegen der spät ankommenden ausländischen Unterlagen bei der Tochtergesellschaft HPM nicht möglich. Aus diesen Saldenlisten wurden dann die Quartalsmeldungen gemäß Monatsausweisverordnung erstellt.

Seit Januar 2000 wird das Rechnungswesen im eigenen Haus bei der HPM über das Programm Sage KHK geführt. Die Auswertungen sollen durch zusätzliches Personal im Rechnungswesen verbessert werden. Mittelfristig ist die Anschaffung eines Rechnungswesensystems geplant, das eine Schnittstelle zum Meldesystem ermöglicht. Ein internes Rechnungswesen ist nicht eingerichtet. Das Rechnungswesen entspricht insgesamt den Grundsätzen ordnungsgemäßer Buchführung.

VI. Bericht über Handelsgeschäfte (§ 11 PrüfbV)

Handelsgeschäfte wurden von der Finanzholding-Gesellschaft nicht ausgeführt.

VII. Dastellung der geschäftlichen Entwicklung im Berichtsjahr (§ 13 PrüfbV)

Die geschäftliche Entwicklung hängt überwiegend von der Tochtergesellschaft ab. Das Ergebnis an der HPM (TDM 4.817,8 abzügl. gesetzliche Rücklagenentnahme von TDM 459,5) hat sich nahezu verdoppelt. Auch konnten aus der nun abgeschlossenen Begebung der Vision Aktien Erträge von TDM 1.870,6 realisiert werden (TDM 1.442,0 Verkauf neue Anteile, TDM 157,6 Verkauf Altanteile und TDM 271,0 Rückstellungsauflösung).

Demgegenüber war das sonstige Beteiligungsgeschäft verlustträchtig, vornehmlich dadurch, dass ein Darlehen in Höhe von TDM 3.150,0 abgeschrieben wurde.

VIII. Darstellung der Vermögenslage (§ 14 PrüfbV)

Die zusammengefassten Bilanzen 2000 und 2001 zeigen folgendes Bild:

	31.12.2001 in TDM	in % der Bilanzsumme	31.12.2000 in TDM	in % der Bilanzsumme
Barreserve und Bankguthaben	50,1	0,5	1.124,9	10,5
Beteiligungen und Anteile an verbundenen Unternehmen	3.614,7	35,3	4.931,5	46,0
Sonstige Finanzanlagevermögen	489,0	4,8	404,3	3,8
Forderungen an verbundene Unternehmen	3.775,8	36,8	2.615,0	24,4
Sonstige Vermögensgegenstände	2.323,2	22,6	1.348,8	12,5
Ausstehende Einlagen	0,0	0,0	300,0	2,8
insgesamt	10.252,8	100,0	10.724,5	100,0
Verbindlichkeiten, kurzfristig	290,3	2,8	5.207,1	48,6
langfristige Rückstellungen	12,0	0,1	7,0	0,1
kurzfristige Rückstellungen	50,0	0,5	301,0	2,7
Eigenkapital	9.900,5	96,6	5.209,4	48,6
insgesamt	10.252,8	100,0	10.724,5	100,0

Das Eigenkapital hat sich wegen der Erhöhung der Kapitalrücklage um TDM 2.200,0 und wegen des Jahresüberschusses von TDM 2.491,1 um TDM 4.691,1 auf TDM 9.900,5 erhöht. Die Eigenkapitalquote ist um 48,6% auf 96,6% gestiegen. Die Beteiligungen und Forderungen im Unternehmensverbund machen mit TDM 7.390,5 (72,1%) nach TDM 7.546,5 (70,4%) den größten Anteil am Gesamtvermögen aus.

IX. Darstellung der Ertragslage (§ 15 PrüfbV)

	2001 in TDM	in % der Bilanzsumme	2000 in TDM	in % der Bilanzsumme
Zinserträge	14,0	0,2	0,0	0,0
Zinsaufwand	-0,9	0,0	-4,3	-0,3
Zinsergebnis	13,1	0,2	-4,3	-0,3
Gewinnabführungserträge	4.817,8	73,9	1.330,3	98,4
Beteiligungserträge	1.687,6	25,9	25,0	1,9
Finanzergebnis	6.518,5	100,0	1.351,0	100,0
Sonstige Erträge	271,0	4,1	0,0	0,0
Personalkosten	-33,6	-0,5	-31,6	-2,3
Andere Verwaltungskosten	-230,9	-3,6	-124,7	-9,2
Sonstige Aufwendungen	-54,2	-0,8	-59,2	-4,4
Operatives Ergebnis	6.470,8	99,2	1.135,5	84,1
Außerordentliche Aufwendungen				
Eigenkapitalbeschaffungskosten	0,0	-0,1	-700,0	-51,8
Abschreibung/Haftung für Vision	-53,7	-0,9	-991,9	-73,4
Forderungsabschreibungen	-3.150,0	-48,3	0,0	0,1
Ergebnis vor Steuern	3.267,1	49,9	-556,4	-41,0
Ertragsteuern	-719,5	-11,0	-80,9	-5,9
Sonstige Steuern	-56,5	-0,9	0,0	0,1
Jahresüberschuss/-fehlbetrag	2.491,1	38,0	-637,3	-46,8

Der wesentliche Ertragsbringer ist die Gewinnabführung aus der Tochtergesellschaft HPM. Dieser Ertrag ist in 2001 im Vorjahresvergleich um 362,2 gestiegen. Hierbei ist jedoch zu berücksichtigen, dass die Gewinnabführung um eine Entnahme aus der gesetzlichen Rücklage in der HPM in Höhe von TDM 459,5 erhöht wurde. Ohne diese Rücklage wären TDM 4.358,3 abgeführt worden, was 213,6% des vergleichbaren Vorjahresbetrages entspricht. Die verbesserte Ergebnisabführung war auf die Ausweitung des Kundenstamms und Verwaltungspotential der Tochtergesellschaft zurückzuführen.

Daneben wurden in 2001 Veräußerungserträge aus der Abgabe von Anteilen an der Vision@technologie AG erzielt.

Die Verwaltungs- und sonstigen Kosten haben sich im Vorjahresvergleich im Wesentlichen durch Beratungsaufwendungen in den USA erhöht.

Ein Darlehen (TDM 3.150), das bei der Abgabe einer Beteiligung zum Buchwert erteilt wurde, musste in voller Höhe abgeschrieben werden, da die Werthaltigkeit der Besicherung (Aktienverpfändung) nicht mehr gegeben war.

Ansonsten war das Ergebnis nicht wie noch im Vorjahr durch nennenswerte Einmaleffekte (Börsengang) belastet.

Aufgrund der geänderten Besteuerung von Kapitalgesellschaften, insbesondere Finanzdienstleistungsunternehmen, betrug die Ertragsteuerbelastung im Geschäftsjahr 28,9% des Jahresüberschusses.

X. Darstellung des Anzeigewesens (§ 16 PrüfbV)

Die Finanzholding-Gesellschaft hat die Anzeigepflichten, mit Ausnahme von Fristüberschreitung, weitgehend eingehalten.

Wesentliche Verstöße gegen die (konsolidierten) Anzeigenverpflichtungen sind im Rahmen der Prüfung nicht aufgefallen. Die Gesellschaft zeigt die anzeigepflichtigen Sachverhalte gemäß Monatsanzeigenverordnung, Anzeigenverordnung (§ 24 Abs. 3a, § 25 Abs. 2 KWG) an.

Eine Erlaubnispflicht (§ 32 KWG) besteht für die Finanzholding-Gesellschaft nicht. Das ihr untergeordnete Finanzdienstleistungsinstitut (HPM) ist seinen erlaubnisrechtlichen Anzeigenverpflichtungen nachgekommen (§ 32, § 64e KWG).

XI. Bericht über die Beachtung der Pflichten nach dem Geldwäschegesetz (§ 17 PrüfbV)

Die Gesellschaft hat bei der Eigenkapitalbeschaffung die Identifizierung der Zeichner in Listen vorgenommen und die Richtigkeit anhand von Personaldokumenten geprüft. Diese Verpflichtung ergab sich auch daraus, dass die Daten der SEC zwecks Börsennotierung der Anteile vorgelegt werden mussten.

Ein Geldwäschebeauftragter (§ 14 Abs. 2 Ziffer 2 GWG) ist in Abhängigkeit der Größe des Unternehmens nicht bestellt.

XII. Handels- und Anlagebuch, Nichthandelsinstitute (§§ 19 bis 21 PrüfbV)

Die Gesellschaft führt keine Finanzdienstleistungen aus. Die Wertpapiere und Beteiligungen werden ausschließlich dem Anlagenbestand zugerechnet.

XIII. Eigenmittel, konsolidierte Eigenmittel, Eigenmittelgrundsatz (§§ 22 bis 24 PrüfbV)

Zu § 22 PrüfbV

Die Eigenmittel der Gesellschaft stellen sich gemäß § 10 KWG wie folgt dar:

§ 10 KWG Kernkapital	31.12.2001 DM	31.12.2000 DM
Stammkapital (EUR 750.000,00), vgl. Abs. 2a S. 1	7.125.000,00	4.625.000,00
Immaterielle Vermögensgegenstände, Abs. 2a S. 2	0,00	0,00
	7.125.000,00	4.625.000,00
Ergänzungskapital	0,00	0,00
Drittrangmittel	0,00	0,00
Haftendes Eigenkapital	7.125.000,00	4.625.000,00

Aus Vereinfachungsgründen hat die Gesellschaft auf die Berücksichtigung von Ergänzungskapital und Drittrangmittel verzichtet.

Als Finanzholding-Gesellschaft reicht die DBH keine monatlichen Grundsatzmeldungen und Berechnungen der Eigenmittel ein. Da die DBH kein Institut i.S. von § 1 Abs. 1b KWG ist, besteht für die DBH gemäß § 10 KWG keine Meldepflicht. Die Gesellschaft ist deswegen auch nicht zu regelmäßigen Grundsatz I Meldungen verpflichtet.

Im Geschäftsjahr haben sich die Eigenmittel erhöht, da die Begebung von ADR Anteilsscheinen abgeschlossen werden konnte und somit das Agio in die Kapitalrücklage eingestellt wurde.

Eigenkapitalbestandteile nach § 22 Abs. 2 bis Abs. 4 PrüfbV bestanden zum Bilanzstichtag und unterjährig nicht.

Die Voraussetzungen des § 10 Abs. 9 und § 64e Abs. 3 Satz 2 und 3 KWG sind gemäß nachfolgender Berechnung eingehalten.

	31.12.2001 DM	31.12.2000 DM
Allgemeine Verwaltungskosten des Vorjahres	156.248,00	147.895,00
Abschreibungen des Vorjahres	0,00	0,00
insgesamt	156.248,00	147.895,00
hiervon ¼	-39.062	-36.973,75
vorhandene Eigenmittel	7.125.062,00	4.625.000,00
Überdeckung	7.085.938,00	4.588.026,25

Die Eigenmittelsituation der DBH ist gut und der Geschäftstätigkeit der Gesellschaft angemessen.

Zu § 23 PrüfbV

Als nachgeordnetes Unternehmen (Finanzholding-Gesellschaft) ist die Gesellschaft nicht zur Ermittlung konsolidierter Eigenmittel nach § 10a KWG verpflichtet. Die DBH wird gemäß § 10a Abs. 2 Satz 2 KWG in die Eigenkapitalkonsolidierung der Gesellschaft als nachgeordnetes Unternehmen aufgenommen.

Konsolidierte Eigenmittel nach § 10a KWG der Finanzholding Gruppe

	DBH DM	HPM DM	31.12.2001 konsolidiert DM	31.12.2000 konsolidiert DM
Geleistetes Stammkapital incl. Kapitalrücklage	7.125.100,00	1.466.941,75		
Gesetzliche Rücklagen	0,00	250.151,53		
Eigene Anteile	0,00	-250.151,53		
Immaterielle Vermögensgegenstände	0,00	-46.278,00		
	7.125.100,00	1.420.663,75		
Kernkapital (§ 10a Abs. 1; § 10 Abs. 1 KWG)			8.545.763,75	6.038.704,75
Kürzungen nach § 10a Abs. 6 S. 4 KWG				
Unterschiedsbetrag § 10a Abs. 6 S. 6 KWG	-2.941.941,75	1.466.941,75	-1.475.000,00	-1.475.000,00
Anpassung des Unterschiedsbetrages gemäß § 10a Abs. 6 S. 7 KWG (Beteiligung seit 1998) insgesamt 6/10 bzw. (Vj. 7/10)			885.000,00	1.032.500,00
Kürzung insgesamt i.S. § 10 Abs. 6 Nr. 1a KWG			-590.000,00	-442.500,00
Konsolidierte Eigenmittel			7.955.763,75	5.596.204,75

Eigenmittelausstattung nach § 10a Abs. 1 KWG i.V.m. § 10 Abs. 9 KWG

	DBH DM	HPM DM	31.12.2001 konsolidiert DM	31.12.2000 konsolidiert DM
Allgemeine Verwaltungskosten des Vorjahres	156.248,46	3.363.124,89	3.519.373,35	2.127.182,08
Abschreibungen	0,00	81.561,20	81.561,20	49.265,24
insgesamt	156.248,46	3.444.686,09	3.600.934,55	2.176.447,32
hiervon ¼			-900.233,64	-544.111,83
Konsolidierte Eigenmittel			7.955.763,75	5.596.204,75
Überdeckung			7.055.530,11	5.052.092,92

Die Gesellschaft ist nicht zur Abgabe von konsolidierten Grundsatz I-Meldungen verpflichtet.

Die konsolidierte Grundsatz I-Kennziffer nach § 2 Abs. 1 GS-I entwickelte sich wie folgt:

	Anrechnungssatz in %	31.12.2001 Beträge brutto Mio DM	31.12.2001 Anrechnung Mio DM	31.12.2000 Beträge brutto Mio DM	31.12.2000 Anrechnung Mio DM
HPM		1,2		1,8	
DBH		0,0		0,0	
Konsolidierung		0,0		0,0	
Forderungen an Privatpersonen (Kunden)	**100 %**	**1,2**	**1,2**	**1,8**	**1,8**
HPM		0,6		0,8	
DBH		0,1		1,1	
Konsolidierung		0,0		0,0	
Kreditinstitute Zone A und B	**20 %**	**0,7**	**0,1**	**1,9**	**0,4**
HPM		0,1		0,0	
DBH		0,0		0,0	
Konsolidierung		0,0		0,0	
Rechnungsabgrenzungsposten	**50 %**	**0,1**	**0,1**	**0,0**	**0,0**
Übertrag:			**1,4**		**2,2**

	Anrechnungssatz in %	31.12.2001 Beträge brutto Mio DM	31.12.2001 Anrechnung Mio DM	31.12.2000 Beträge brutto Mio DM	31.12.2000 Anrechnung Mio DM
Übertrag:			**1,4**		**2,2**
HPM		5,7		7,5	
DBH		4,1		5,3	
Konsolidierung		-1,5		-1,5	
Aktien und nicht festverzinsliche Wertpapiere	**100 %**	**8,3**	**8,3**	**11,3**	**11,3**
HPM		0,5		0,4	
DBH		6,1		4,3	
Konsolidierung		-3,6		-2,9	
Übrige Aktiva	**100 %**	**3,0**	**3,0**	**1,8**	**1,8**
A) gewichtete Risikoaktiva			**12,7**		**15,3**
Aktiennettoeinzelpositionen		DM-Mio		DM-Mio	
HPM		1,50		3,30	
DBH		0,50		0,40	
Konsolidiert		2,00		3,70	
Kursrisiko	8 %		0,16		0,30
Aktienbruttopositionen					
HPM		1,50		7,20	
DBH		0,50		0,40	
Konsolidiert		2,00		7,60	
Kursrisiko	2 %		0,04		0,15
B) Anrechnungsbetrag für Aktiennettopositionen			**0,20**		**0,45**
C) Summe der anrechnungspflichtigen Positionen (A) + (12,5 x B)			**15,2**		**20,9**
D=E) Haftendes Eigenkapital = anrechenbare Eigenmittel			**8,0**		**5,6**
Q1) Eigenkapitalquote	**in %**		**62,99**		**36,60**
Q2) Gesamtkennziffer	**in %**		**52,63**		**26,76**

Aufgrund der Nichtberücksichtigung von Drittrangmitteln der Gesellschaft erfolgte keine Ermittlung der Kennziffer nach § 2 Abs. 3 S. 3 GS-I.

Die Gruppe verwendet keine eigenen Risikomodelle. Die Gruppe ermittelt die Verhältniszahl nach § 2 Abs. 1 GS-I einmal monatlich. Eine Unterschreitung der 8% Grenze wird von der Gruppe durch die tägliche Ermittlung des Eigenhandelspotentials auf den Pershingkonten der HPM sichergestellt. Wir haben uns die Vorgehensweise der HPM und die Funktionalitäten des Bloomberg Handelssystems angesehen.

Die konsolidierten Eigenmittel der Gruppe sind gut.

Zu § 24 PrüfbV

Die Gesellschaft ist nicht zur Abgabe von Grundsatzmeldungen verpflichtet.
Die Grundsatz I Kennziffer nach § 2 Abs. 1 GS-I entwickelt sich wie folgt:

		31.12.2001		31.12.2000	
	Anrechnungssatz in %	Beträge brutto TDM	Anrechnung TDM	Beträge brutto TDM	Anrechnung TDM
Kreditinstitute Zone A und B	20 %	50,10	10	1.124,90	225
Aktien und nicht festverzinsliche Wertpapiere	100 %	4.103,70	4.104	5.335,80	5.336
Übrige Aktiva	100 %	6.099,00	6.099	4.263,80	4.264
A) gewichtete Risikoaktiva			**10.213**		**9.825**
		DM		DM	
Aktiennettoeinzelpositionen		489,00		404,30	
Teilanrechnungsbetrag für das allgemeine Kursrisiko	8 %		39		32
Aktienbruttopositionen		489,00		404,30	
Teilanrechnungsbetrag für das besondere Kursrisiko	2 %		10		8
B) Anrechnungsbetrag für Aktiennettopositionen			**49**		**40**
C) Summe der anrechnungspflichtigen Positionen (A) + (12,5 x B)			**10.826**		**10.325**
D=E) Haftendes Eigenkapital = anrechenbare Eigenmittel			**7.125**		**4.625**
Q1) Eigenkapitalquote	**in %**		**69,76**		**47,07**
Q2) Gesamtkennziffer	**in %**		**65,82**		**44,79**

Aufgrund der Nichtberücksichtigung von Drittrangmitteln der Gesellschaft erfolgte keine Ermittlung der Kennziffer nach § 2 Abs. 3 S. 3 GS-I.

Die Gesellschaft verwendet keine eigenen Risikomodelle. Die Kennziffer Q1 und Q2 sind nach Grundsatz I eingehalten.

Wesentliche Wahlrechte hat die Gesellschaft mit Ausnahme der vorgenannten Vereinfachungsregeln nicht in Anspruch genommen. Eine Darstellung der Maßnahmen nach § 24 Abs. 1 S. 7 PrüfbV ist deswegen nicht vorzunehmen.

XIV. Risikovorsorge (§ 25 PrüfbV)

Den Risiken des Beteiligungsgeschäfts wird durch eine angemessene Eigenmittelausstattung Rechnung getragen. Für die Risiken aus der Beteiligung Vision wurden im Abschluss der HPM angemessene Rückstellungen und Wertberichtigungen vorgenommen.

Die Gesellschaft erstellt zusammen mit ihren wesentlichen Beteiligungen regelmäßig betriebswirtschaftliche Auswertungen, die dem Vorstand und den Kontrollorganen vorgelegt werden. Ferner erfolgt täglich eine Liquiditätsüberprüfung der Geldkonten durch die Muttergesellschaft.

XV. Darstellung der Liquiditätslage (§ 26 PrüfbV)

Liquiditätslage

	31.12.2001 TDM	31.12.2001 %	31.12.2000 TDM	31.12.2000 %
Bei kurzfristigen Schulden (Sonstige Verbindlichkeiten kurzfr. Rückstellungen) von	- 340,3	100,0	- 5.508,1	100,0
und liquiden Mitteln I. Ordnung (Kassenbestand, Bankguthaben, Wertpapierdepots, ausstehende Einlage) von	539,1	158,4	2.233,5	40,5
besteht eine Unterdeckung/Überdeckung von	198,8	- 58,4	- 3.274,6	59,5
Bei Einbeziehung der liquiden Mittel II. Ordnung (Forderungen einschl. verbundener Unternehmen von	6.099,0		3.963,8	72,0
besteht eine Überdeckung von	6.297,8		689,2	12,5

Verbesserung der Liquidität: DM 5.608.600,00

Die Verbesserung der Liquidität ist über wiegend durch den Jahresüberschuss und die Erhöhung der Kapitalrücklage bedingt.

Nach Grundsatz II Methodik ergibt sich folgende Berechnung:

	31.12.2001 TDM	31.12.2000 TDM
Geldmarktfonds	0,0	404,3
Börsennotierte Wertpapiere (90 %)	440,1	1.601,3
Forderungen an Kreditinstitute	50,1	1.124,9
Täglich fällige Forderungen an verbundene Unternehmen	3.634,5	2.323,2
A) Summe der Zahlungsmittel	**4.124,7**	**5.453,7**
Verbindlichkeiten gegenüber Kreditinstituten	0,0	0,0
Sonstige zahlungswirksame Verbindlichkeiten	290,3	246,0
Aufwandsrückstellungen	50,0	30,0
B) Summe der Zahlungsverpflichtungen	**340,3**	**276,0**
C) Fristenkongruenzen (A) – (B)	**3.784,4**	**3.784,4**
D) Positive Inkongruenzen (A) > (B)	**3.784,4**	**3.784,4**
E) Bereinigte Fristeninkongruenzen	**freibleibend**	**freibleibend**
F) Liquiditätskennzahl	**12,12**	**19,76**

Beim Grundsatz II wird eine Liquiditätskennzahl von 1,0 gefordert, die von der Gesellschaft deutlich überschritten wird.

Zur weiteren Erläuterung der Liquiditätslage wurden die Abschlusszahlen in Form einer Kapitalflussrechnung zusammengestellt. Dabei wurden die gleichen Zusammenfassungen wie bei der Darstellung der Vermögenslage vorgenommen.

	TDM
Jahresüberschuss	2.491,1
Abschreibungen auf Finanzanlagen	53,8
Zunahme der langfristigen Rückstellungen	5,0
Cash Flow (Zwischensumme)	2.549,9
Zunahme sonstiger Vermögensgegenstände	-2.135,2
Abnahme von sonstigen Verbindlichkeiten	-5.167,8
Mittelzu/abfluss aus laufender Geschäftstätigkeit	-7.303,0
Auszahlungen für Investitionen in Finanzanlagen	-2.042,8
Anlagenabgänge zu Buchwerten	3.221,1
Mittelzu/abfluss aus der Investitionstätigkeit	1.178,3
Einzahlungen aus Kapitalerhöhungen/Einlagen	2.200,0
Einzahlung ausstehende Einlage	300,0
Mittelzu/abfluss aus der Finanzierungstätigkeit	2.500,0
Zahlungwirksame Veränderung des Zahlungsmittelbestands	-1.074,8
Zahlungsmittelbetand am 01.01.2001	1.124,9
Zahlungsmittelbestand am 31.12.2001	50,1

XVI. Kreditgeschäft (§§ 28, 54,55 PrüfbV)

Die Gesellschaft hat in 2001 mit Ausnahme der Vereinbarung eines Darlehens keine Kreditgeschäfte betrieben. Die Vereinbarung diente der Absicherung eines Beteiligungsgeschäfts (Verkauf ALS). Laufende Forderungen und Verbindlichkeiten bestehen ausschließlich zwischen verbundenen Unternehmen sowie mit zukünftigen Anteilseignern. Daneben bestehen noch Ansprüche aus Steuerüberzahlungen für den laufenden Veranlagungszeitraum.

Die Vermögensgegenstände des Finanzanlagevermögens wurden zum niedrigsten steuerlich zulässigen Kurs bewertet und, soweit dauernde Wertminderungen vorliegen, auf einen Erinnerungswert abgeschrieben. Darüber hinausgehende finanzielle Risiken (Patronatserklärung) sind durch Rückstellungen abgedeckt bzw. bei der Tochtergesellschaft HPM berücksichtigt.

Die ausgewiesenen Wertpapiere werden im Anlagevermögen zu ihren Anschaffungskosten bzw. zum niedrigeren Stichtagskurs ausgewiesen. Zum 31.12.2001 bestand keine Kursreserve. Ein Ausfallrisiko war nicht erkennbar.

XVII. Grundsätzliche Anmerkungen zum Jahresabschluss zum 31.12.2001

Die Gesellschaft ist als Finanzholding-Gesellschaft wie eine große Kapitalgesellschaft im Sinne der handelsrechtlichen Vorschriften zu behandeln (§ 240 ff HGB). Der Jahresabschluss zum 31.12.2001 wurde nach den gesetzlichen Vorschriften aufgestellt.

Die Vermögens- und Schuldposten sind ordnungsgemäß nachgewiesen.

Die für Kapitalgesellschaften geltenden handelsrechtlichen Bewertungsvorschriften wurden unter Berücksichtigung der Fortführung der Unternehmenstätigkeit beachtet. Allen am Bilanzstichtag bestehenden Risiken, soweit sie bis zur Aufstellung des Jahresabschlusses erkennbar waren, ist durch Bildung ausreichender Rückstellungen und Wertberichtigungen Rechnung getragen. Die auf den vorhergehenden Jahresabschluss angewandten Bewertungsmethoden wurden beibehalten. Die Bilanzierungs- und Bewertungsmethoden sind im Anhang angegeben.

Die Gliederungsvorschriften des HGB und der RechKredV wurden befolgt.

Der Jahresabschluss vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage.

Die einzelnen Posten des Jahresabschlusses haben wir im Erläuterungsteil ausführlich dargestellt (Anlage 7).

Anhang und Lagebericht, die diesem Bericht als Anlage 4 und Anlage 5 beigefügt sind, enthalten die vorgeschriebenen Angaben zu den einzelnen Posten des Jahresabschlusses und geben die sonstigen Pflichtangaben richtig und vollständig wieder.

XVIII. Bestätigungsvermerk des Abschlussprüfers (§ 18 PrüfbV)

Die gesetzlichen Vertreter haben bereitwillig alle Aufklärungen und Nachweise erteilt und deren Vollständigkeit sowie die Vollständigkeit von Buchführung und Jahresabschluss bestätigt.

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung sind gegen die Buchführung und den Jahresabschluss keine Einwendungen zu erheben. Vermögens-, Finanz- und Ertragslage sind gut geordnet. Nachteilige Veränderungen der Vermögens-, Finanz- und Ertragslage gegenüber dem Vorjahr sowie wesentliche Beeinträchtigungen nach dem Bilanzstichtag sind uns über die erläuterten Sachverhalte hinaus nicht bekannt geworden.

Die Organisation des Rechnungswesens sowie der an externe Dienstleister ausgelagerten Dienstleistungen entspricht den Erfordernissen des Geschäftsbetriebes. Verpflichtungen nach dem Geldwäschegesetz wurden beachtet. Eine Innenrevision ist aufgrund der Betriebsgröße nicht eingerichtet, die internen Kontrollmaßnahmen sind auf die Größe des Unternehmens abgestellt.

Der Anhang und Lagebericht entsprechen im Wesentlichen den gesetzlichen Erfordernissen und erläutern die Positionen der Bilanz und der Gewinn- und Verlustrechnung und der wirtschaftlichen Lage zutreffend. Der Lagebericht vermittelt ein zutreffendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Tatsachen, die den Bestand der Finanzholding-Gesellschaft gefährden oder ihre Entwicklung wesentlich beeinträchtigen könnten, haben wir nicht festgestellt. Wesentliche Verstöße des Vorstandes gegen Gesetz und Satzung sind uns nicht bekannt.

Wir erteilen der DBH Deutsche Beteiligungs Holding AG, Sitz in Düsseldorf, für den diesem Bericht als Anlagen Nr. 1 bis Nr. 4 beigefügten Jahresabschluss nebst Lagebericht folgenden Bestätigungsvermerk:

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12.2001 der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses und Lageberichts nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des

internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss sowie Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, das unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

N e u s s , den 31.05.2002

DR. GLADE, KÖNIG und PARTNER GmbH WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT · STEUERBERATUNGSGESELLSCHAFT WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL Neuss

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Aktivseite

		DM	31.12.2001 DM	31.12.2000 TDM
1.	Barreserve			
	a) Kassenbestand	0,00		0,0
	b) Guthaben bei Zentralnotenbanken	0,00		0,0
	darunter: bei der Deutschen Bundesbank DM 0,--			
	c) Guthaben bei Postgiroämtern	0,00		0,0
			0,00	0,0
2.	Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind			
	a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	0,00		0,0
	darunter: bei der Deutschen Bundesbank refinanzierbar DM 0,--			
	b) Wechsel	0,00		0,0
	darunter: bei der Deutschen Bundesbank refinanzierbar DM 0,--		0,00	0,0
3.	Forderungen an Kreditinstitute			
	a) täglich fällig	50.091,43		0,0
	b) andere Forderungen	0,00		1.124,9
			50.091,43	1.124,9
4.	Forderungen an Kunden			
	darunter: durch Grundpfandrechte gesichert DM 0,--		0,00	0,0
	Kommunalkredite DM 0,--			
5.	Schuldverschreibung und andere festverzinsliche Wertpapiere			
	a) Geldmarktpapiere			
	aa) von öffentlichen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	ab) von anderen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--	0,00		0,0
	b) Anleihen und Schuldverschreibungen			
	ba) von öffentlichen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	bb) von anderen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	c) eigene Schuldverschreibungen Nennbetrag DM 0,--	0,00		0,0
			0,00	0,0
6.	Aktien und andere nicht festverzinsliche Wertpapiere		488.957,50	404,3
7.	Beteiligungen		222.818,94	1.539,6
	darunter: an Kreditinstituten DM 0,--			
	an Finanzdienstleistungsinstituten DM 0,--			
8.	Anteile an verbundenen Unternehmen		3.391.942,75	3.391,9
	darunter: an Kreditinstituten DM 0,--			
	an Finanzdienstleistungsinstituten: DM 2.941.941,75 (Vj. TDM 2.941,9)			
9.	Treuhandvermögen		0,00	0,0
	darunter: Treuhandkredite DM 0,--			
10.	Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus		0,00	0,0
11.	Immaterielle Anlagewerte		0,00	0,0
12.	Sachanlagen		0,00	0,0
13.	Ausstehende Einlagen auf das gezeichnete Kapital		0,00	300,0
	darunter eingefordert: DM 0,- (Vj. TDM 300,-)			
14.	Eigene Aktien oder Anteile		0,00	0,0
	Nennbetrag/gegebenenfalls rechnerischer Wert DM 0,--			
			0,00	0,0
15.	Sonstige Vermögensgegenstände		6.099.012,00	3.963,8
16.	Rechnungsabgrenzungsposten		0,00	0,0
17.	Nicht durch Eigenkapital gedeckter Fehlbetrag		0,00	0,0
	Summe der AKTIVA		**10.252.822,62**	**10.724,5**

Jahresabschluß zum 31.12.2001
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Passivseite

	DM	31.12.2001 DM	31.12.2000 TDM
1. Verbindlichkeiten gegenüber Kreditinstituten			
a) täglich fällig	0,00		0,0
b) mit vereinbarter Laufzeit oder Kündigungsfrist	0,00		0,0
		0,00	0,0
2. Verbindlichkeiten gegenüber Kunden			
a) Spareinlagen			
aa) mit vereinbarter Kündigungsfrist von drei Monaten	0,00		0,0
ab) mit vereinbarter Kündigungsfrist von mehr als drei Monaten	0,00		0,0
	0,00		0,0
b) andere Verbindlichkeiten			
ba) täglich fällig	0,00		0,0
bb) mit vereinbarter Laufzeit oder Kündigungsfrist	0,00		0,0
	0,00		0,0
		0,00	0,0
3. Verbriefte Verbindlichkeiten			
a) begebene Schuldverschreibungen	0,00		0,0
b) andere verbriefte Verbindlichkeiten	0,00		0,0
darunter: Geldmarktpapiere DM 0,--		0,00	0,0
eigene Akzepte und Solawechsel im Umlauf DM 0,--			
4. Treuhandverbindlichkeiten		0,00	0,0
darunter: Treuhandkredite DM 0,--			
5. Sonstige Verbindlichkeiten		290.282,21	5.207,1
6. Rechnungsabgrenzungsposten		0,00	0,0
7. Rückstellungen			
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen	12.033,00		7,0
b) Steuerrückstellungen	0,00		0,0
c) andere Rückstellungen	50.000,00		301,0
		62.033,00	308,0
8. Sonderposten mit Rücklageanteil		0,00	0,0
9. Nachranginge Verbindlichkeiten		0,00	0,0
10. Genußrechtskapital		0,00	0,0
darunter:			
vor Ablauf von zwei Jahren fällig DM 0,--			
11. Fonds für allgemeine Bankrisiken		0,00	0,0
12. Eigenkapital			
a) gezeichnetes Kapital	2.300.000,00		2.300,0
b) Kapitalrücklage	4.825.000,00		2.625,0
c) Gewinnrücklagen			
ca) gesetzliche Rücklage	0,00		0,0
cb) Rücklage für eigene Anteile	0,00		0,0
cc) satzungsmäßige Rücklagen	0,00		0,0
cd) andere Gewinnrücklagen	0,00		0,0
	0,00		0,0
d) Bilanzgewinn/Bilanzverlust	2.775.507,41		284,4
		9.900.507,41	5.209,4
Summe der PASSIVA		**10.252.822,62**	**10.724,5**
1. Eventualverbindlichkeiten			
a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln	0,00		0,0
b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	0,00		0,0
c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten	0,00		0,0
		0,00	0,0
2. Andere Verbindlichkeiten			
a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	0,00		0,0
b) Plazierungs- und Übernahmeverpflichtungen	0,00		0,0
c) Unwiderrufliche Kreditzusagen	0,00		0,0
		0,00	0,0

Gewinn- und Verlustrechnung

	DM	31.12.2001 DM	31.12.2000 TDM
1. Zinserträge aus			
a) Kredit-und Geldmarktgeschäften	14.001,66		0,0
b) festverzinslichen Wertpapieren und Schuldbuchforderungen	0,00		0,0
		14.001,66	0,0
2. Zinsaufwendungen		858,77	4,3
3. Laufende Erträge aus			
a) Aktien und anderen nicht festverzinslichen Wertpapieren	0,00		25,0
b) Beteiligungen	0,00		0,0
c) Anteilen an verbundenen Unternehmen	1.687.605,62		0,0
		1.687.605,62	25,0
4. Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen		4.817.827,36	1.330,3
5. Provisionserträge	0,00		0,0
6. Provisionsaufwendungen	0,00		0,0
		0,00	0,0
7. Nettoertrag oder Nettoaufwand aus Finanzgeschäften			
a) Ertrag aus Finanzgeschäften	0,00		0,00
b) Aufwand aus Finanzgeschäften	0,00		0,00
		0,00	0,00
8. Sonstige betriebliche Erträge		271.000,00	0,0
9. Erträge aus der Auflösung von Sonderposten mit Rücklageanteil		0,00	0,0
10. Allgemeine Verwaltungsaufwendungen			
a) Personalaufwand			
aa) Löhne und Gehälter	28.601,47		29,2
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	5.000,00		2,4
darunter: für Altersversorgung DM 5.000,-- (Vj. TDM 2,4)	33.601,47		31,6
b) andere Verwaltungsaufwendungen	230.928,46		124,7
		264.529,93	156,3
11. Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachlagen		0,00	0,0
12. Sonstige betriebliche Aufwendungen		54.221,94	759,2
13. Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft	3.149.999,00		0,0
14. Erträge aus der Zuschreibung zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft	0,00	-3.149.999,00	0,0
			0,0
15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere	53.785,33		991,9
16. Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren	0,00		0,0
		-53.785,33	-991,9
17. Aufwendungen aus Verlustübernahme		0,00	0,0
18. Einstellungen in Sonderposten mit Rücklageanteil		0,00	0,0
19. Ergebnis der normalen Geschäftstätigkeit		3.267.039,67	-556,40
20. Außerordentliche Erträge	0,00		0,0
21. Außerordentliche Aufwendungen	0,00		0,0
22. Außerordentliches Ergebnis		0,00	0,0
23. Steuern von Einkommen und Ertrag	719.450,92		80,9
24. Sonstige Steuern, soweit nicht unter Posten 12 ausgewiesen	56.523,44		0,0
		775.974,36	80,9
25. Auf Grund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinn abführungsvertrages abgeführte Gewinne		0,00	0,0
26. Jahresfehlbetrag/Jahresüberschuß		2.491.065,31	-637,3
27. Gewinnvortrag/Verlustvortrag aus dem Vorjahr		284.442,10	921,7
28. Entnahmen aus der Kapitalrücklage		0,00	0,0
29. Entnahmen aus Gewinnrücklagen			
a) aus der Sicherheitsrücklage	0,00		0,0
b) aus anderen Rücklagen	0,00		0,0
		0,00	0,0
30. Einstellung in Gewinnrücklagen			
a) aus der Sicherheitsrücklage	0,00		0,0
b) aus anderen Rücklagen	0,00		0,0
		0,00	0,0
31. Bilanzgewinn/Verlust		**2.775.507,41**	**284,4**

Anhang für das Geschäftsjahr 2001

Bilanzierungs- und Bewertungsgrundsätze

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs.3a Kreditwesengesetz. Sie ist deswegen an die Vorschriften gemäß der Verordnung über die Rechnungslegung der Kredit- und Finanzdienstleistungsinstitute (RechKredV) gebunden. Sie stellt daher abweichend von § 266 HGB und § 275 HGB einen Jahresabschluss auf Basis der Formblätter 1 und 3 RechKredV auf.

Forderungen an Kreditinstitute wurden mit dem Nennwert angesetzt.

Vermögensgegenstände wurden zu Nominalbeträgen bewertet.

Aktien und andere nicht verzinsliche Wertpapiere wurden unter Beachtung des Niederstwertprinzips bewertet. Die Bewertung erfolgte nach der Lifo-Methode.

Verbindlichkeiten gegenüber Kreditinstituten und sonstige Verbindlichkeiten sind zum Rückzahlungsbetrag bilanziert. In den Rückstellungen sind alle Risiken ausreichend berücksichtigt.

Währungsumrechnungen erfolgten auf der Aktivseite unter Beachtung des Niederstwert- und auf der Passivseite unter Beachtung des Höchstwertprinzips, Stichtagskurs für 1 USD war DM 2,1956.

Die Formblätter 1 und 3 RechKredV wurden auf Grundlage eines nach § 266 HGB und § 275 HGB nachgegliederten Jahresabschlusses erstellt.

Erläuterungen zur Bilanz

Die anderen Forderungen an Kreditinstitute entfallen vollständig auf das Bankguthaben bei der Commerzbank Aktiengesellschaft, Düsseldorf.

Die Anteile an verbundenen Unternehmen entfallen auf

100%	Beteiligung an der HPM Portfolio Management GmbH, Düsseldorf, mit einem Wert von	DM 2.941.941,75
80%	Beteiligung an der ekip.de AG, Düsseldorf mit einem Wert von	DM 450.000,00
51%	Beteiligung an der Vision @ Technologie AG, Düsseldorf mit einem Wert von	DM 1,00

Aufgrund nachhaltiger Probleme in der operativen Geschäftsstrategie und wegen des noch nicht abgeschlossenen Börsenganges musste die Beteiligung an der Vision @ Technologie AG vollständig abgeschrieben werden.

Alle vorgenannten Einzelfirmen werden in einen Konzernabschluss einbezogen.

Der Beteiligungsbesitz entfällt auf

2,33%	Beteiligung an der Innovativ AG, München mit einem Wert von	DM	222.817,94
3%	Auslandsbeteiligung an der Sitebuilder, Washington D.C., USA mit einem Wert von	DM	1,00

Die Beteiligung an der ALS – advanced logistic systems AG wurde aufgegeben und gegen Gewährung eines Aktien beschwerten Darlehens veräußert. Da von der ALS AG keine aktuellen Ertragszahlen zu erhalten sind und Kreditauskünfte des Vorstandes und Mehrheitsaktionärs sowie der Gesellschaft besorgniserregend sind, wurde das Darlehen mit 3.499.999,00 DM auf 1.00 DM abgeschrieben.

In den sonstigen Vermögensgegenständen sind u.a. Forderungen in Höhe von TDM 3.634,5 (VJ. TDM 2.615,0) an die HPM Portfolio Management GmbH, Düsseldorf sowie Forderungen aus Steuerüberzahlungen von TDM 2.323,1 (Körperschaftsteuer und Solidaritätszuschlag TDM 1.316,2, Gewerbesteuer TDM 277,4 und Vorsteuerüberhänge TDM 729,5)

Auf Forderungen an die Tochtergesellschaft Vision @ Technologie AG, Düsseldorf entfallen TDM 141,2.

Erläuterungen zur Gewinn- und Verlustrechnung

Die Erträge entstanden überwiegend durch die Gewinnabführung der Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf.

Die anderen Verwaltungsaufwendungen enthalten im wesentlichen Personal-, Miet-, Werbe-, Service- und Dienstleistungskosten.

Die sonstigen betrieblichen Aufwendungen entfallen überwiegen auf Kosten im Zusammenhang mit der Börsennotation in den USA.

Haftungsverhältnisse:

Die Gesellschaft hatte sich im Dezember 2000 zusammen mit der eigenemissionsbegleitenden Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf zur Übernahme der nicht durch Eigenmittel gedeckten Verbindlichkeiten bei der Tochtergesellschaft Vision @ Technologie bis zur einer Höhe von maximal TDM 1.000 verpflichtet, soweit der geplante ADR Ausgabe scheitern sollte. Diese Verpflichtung läuft am 30.06.2002 aus und soll nicht verlängert werden, da inzwischen die Aktein begeben wurden.

Sonstige Angaben

Alleinvorstand:	Henry Littig, Kaufmann, Haan (Angabe entfällt nach § 285 Nr.9, § 286 Abs. 4 HGB)
Aufsichtsrat:	Daniel Hoenings, Vorsitzender
	Dr. Ingrid Siegmund-Rux, Stellv. Vorsitzende
	Günther Trautmann
	(Gesamtbezüge: DM 6.000,00)

Ergebnisverwendung:

Der Alleinvorstand schlägt in Abstimmung mit dem Aufsichtsrat der Hauptversammlung vor, den Bilanzgewinn von DM 2.775.507,41, der sich ergibt aus dem Gewinnvortrag von DM 284.442,10 und einem Jahresgewinn von DM 2.491.065,31 in Höhe von DM 1.875.000,00 in eine Gewinnrücklage einzustellen und den Restbetrag von DM 900.507,41 auf neue Rechnung vorzutragen.

Eine Zuführung zur gesetzlichen Rücklage gemäß § 150 Abs. 3 AktG war wegen ausreichender Kapitalrücklagen nicht erforderlich.

Düsseldorf, den 30.03.2002
geändert am 10.04.2002

(DBH Deutsche Beteiligungs Holding AG) (Henry Littig)

Entwicklung des Anlagevermögens zum 31.12.2001

	Wert 01.01.01 DM	Anschaffungskosten Zugang DM	Anschaffungskosten Abgang DM	Wert 31.12.01 DM	Wert 01.01.01 DM	Abschreibungen Zugang DM	Abschreibungen Abgang DM	AfA Gft.J. DM	Wert 31.12.01 DM	Buchwert 31.12.01 DM	Buchwert 31.12.00 DM
1. Aktien und andere nicht festverzinsliche Wertpapiere											
- HPM SICAV Time Global Plus -	404.288,84	488.957,50	404.288,84	488.957,50	0,00	0,00	0,00	(0,00)	0,00	488.957,50	404.288,84
2. Beteiligungen											
a) ALS-advanced logistic systems AG, Berlin (0%, Vj. 6,84%)	1.300.000,00	1.500.000,00	2.800.000,00	0,00	0,00	0,00	0,00	(0,00)	0,00	0,00	1.300.000,00
b) Innovativa Kapital AG, München (2,33%)	239.589,18	-16.771,24	0,00	222.817,94	0,00	0,00	0,00	(0,00)	0,00	222.817,94	239.589,18
c) Sitebuilder.com, Washington D.C./USA (3%)	115.561,56	0,00	0,00	115.561,56	115.560,56	0,00	0,00	(0,00)	115.560,56	1,00	1,00
Summe	1.655.150,74	1.483.228,76	2.800.000,00	338.379,50	115.560,56	0,00	0,00	(0,00)	115.560,56	222.818,94	1.539.590,18
3. Anteile an verbundenen Unternehmen											
a) HPM Portfolio Management GmbH, Düsseldorf (100%)	2.941.941,75	0,00	0,00	2.941.941,75	0,00	0,00	0,00	(0,00)	0,00	2.941.941,75	2.941.941,75
b) Vision@technologie AG, Düsseldorf (51%, Vj 80%)	605.362,16	53.785,33	314.017,49	345.130,00	605.361,16	53.785,33	314.017,49	(53.785,33)	345.129,00	1,00	1,00
c) ekip.de AG, Düsseldorf (80%)	450.000,00	0,00	0,00	450.000,00	0,00	0,00	0,00	(0,00)	0,00	450.000,00	450.000,00
Summe	3.997.303,91	53.785,33	314.017,49	3.737.071,75	605.361,16	53.785,33	314.017,49	(53.785,33)	345.129,00	3.391.942,75	3.391.942,75
Summe	**6.056.743,49**	**2.025.971,59**	**3.518.306,33**	**4.564.408,75**	**720.921,72**	**53.785,33**	**314.017,49**	**(53.785,33)**	**460.689,56**	**4.103.719,19**	**5.335.821,77**

Lagebericht für das Geschäftsjahr 2001

1. Überblick

Die Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf hält als reine Holding zur Zeit: 100% der HPM Portfolio Management GmbH (HPM), Düsseldorf, 51% der Vision @ Technologie AG, Düsseldorf und 80% an der ekip.de AG, Düsseldorf sowie Minderheitsbeteiligungen an der suitebuilder.com, USA und Innovativ Capital AG, München.

2. Risiken zur zukünftigen Entwicklung

Die Hauptrisiken liegen ausschließlich in den Beteiligungen und setzen sich wie folgt zusammen:

2.1. Unternehmensinternes Risiko: **Beteiligung HPM GmbH**

2.1.1 Abhängigkeit von Märkten bzw. vom Wettbewerb

Die 100 %ige Tochter HPM GmbH stellt im Augenblick den wichtigsten aktiven Unternehmenszweig der DBH AG dar. Ihr Markt schlüsselt sich in zwei Bereiche auf: Dem ersten Markt (BRD), in dem die HPM GmbH ihre Kunden akquiriert und dem zweiten Markt (USA), auf dem sich die Kunden der HPM GmbH bewegen. In beiden Märkten ergibt sich eine starke Abhängigkeit für die HPM GmbH. Sollte sich zum Beispiel eine drastische Verschlechterung der wirtschaftlichen Situation in Deutschland bzw. eine allgemeine Abneigung gegenüber US-Wertpapiergeschäften entwickeln, oder sollten sich die rechtlichen Rahmenbedingungen für Finanzdienstleister im allgemeinen oder gar für die HPM GmbH im besonderen in Zukunft, auch in Hinblick auf die KWG-Novelle zu Ungunsten der HPM entwickeln, oder sollte sich die Wettbewerbssituation unter den Anbietern drastisch verschärfen, so kann dies zu einem negativen Einfluss auf die Umsatz- und Ertragssituation der HPM GmbH führen. Im zweiten Markt der HPM GmbH ist die Gesellschaft im wesentlichen abhängig von der gesamten Weltbörsensituation im allgemeinen bzw. der Situation der US-Börse im besonderen. Obwohl die HPM GmbH Konzepte anbietet, bei denen auch von einer sinkenden Gesamtbörse profitiert werden kann, bedeutet das nicht, dass das Interesse an HPM GmbH Produkten auch in einer Baissephase zwangsläufig aufrecht erhalten werden kann. Ferner kann die Wechselkursentwicklung an den Devisenbörsen im allgemeinen bzw. die Veränderung der DM/€ - Dollar-Parität im besonderen zu einem Nachlassen des Interesses an den Produkten der HPM GmbH führen.

Der Aufbau der Vertriebsstruktur und der Administration des Fonds „Timing Global Plus“ birgt nahezu die gleichen Risiken. So ist das Interesse am besagten Fonds abhängig von der Entwicklung des Fonds sowie der Investment-Managementleistung der beauftragten Tochtergesellschaft HPM.

2.1.2. Abhängigkeit von Dritten

Wie in jedem Unternehmen, in dem den Mitarbeitern bereits Know-how und intensiver persönlicher Einsatz abverlangt wird, so ist auch die HPM GmbH in hohem Maße von ihren vorhandenen bzw. neu zu verpflichtenden Mitarbeitern und auch Mitarbeitern ihrer Beteiligungsgesellschaften abhängig. Ein teilweiser oder gar völliger Ausfall einzelner Mitarbeiter ist nur unter starker Belastung und unter zumindest kurzfristigen Qualitätseinbußen auszugleichen.

Eine Aufkündigung des Dienstleistungsvertrages zwischen HPM und dem Clearing-Partner Pershing Inc., aus welchen Gründen auch immer, würde mit hoher Wahrscheinlichkeit zu zumindest kurzfristig erhöhtem Arbeits- und Kostenaufkommen führen, was die Ertragssituation beeinträchtigen könnte. Sollte sich nach einer Auflösung kein neues US-Depotinstitut bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des US-Geschäfts und somit der geschäftliche Kern der HPM GmbH gefährdet. Anzeichen für eine Beendigung dieser Vereinbarung durch HPM oder Pershing Inc. liegen nicht vor.

Für den Fondsvertrieb ergeben sich ähnliche Abhängigkeiten von der ausführenden DZI-Bank in Luxemburg. Durch die Erschließung breiterer Vertriebsstrukturen entstehen dazu noch erhöhte Risiken für Imageschäden auf Basis der gestiegenen Vertriebspartnerzahl und der damit einhergehenden geringeren Produktidentifikation der Vertriebspartner. Anzeichen für die vorgenannten Risiken sind nicht erkennbar.

2.1.3. Abhängigkeit von Produkten/Konzepten/Presse/Daten

Der Erfolg der HPM GmbH ist vom Erfolg ihrer Produkte/Konzepte abhängig. Der derzeitige Markterfolg hängt im wesentlichen vom innovativen Charakter der HPM GmbH Produkte ab. Wenn es der HPM GmbH gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der HPM GmbH gesichert bzw. ausgebaut werden. Der Erfolg der HPM GmbH hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten messbar. Sollten in Zukunft andere Unternehmen die Produkte/Konzepte der HPM GmbH kopieren und in direkten Wettbewerb zur HPM GmbH treten, so kann dies einen negativen Einfluss auf die Unternehmensentwicklung haben. Des weiteren wird ein Unternehmen wie die HPM GmbH in erster Linie an der monetären Performance ihrer Kunden gemessen. Sollte es der HPM GmbH nicht gelingen, in Zukunft ihre Kunden zufrieden zu stellen, so wird dies wahrscheinlich einen negativen Effekt auf die zukünftige Geschäftsentwicklung haben. Unternehmen wie die HPM GmbH reagieren in hohem Maße auf Negativpresse. Obwohl die Presseberichterstattung über die HPM GmbH bislang (überwiegend) positiv verlaufen ist, so kann eine zu Recht oder auch zu Unrecht veröffentlichte Negativpresse einen erheblichen negativen Effekt auf die Geschäftsentwicklung haben. Des weitern könnte ein Verlust von z.B. Kundendaten an Unternehmen des Wettbewerbs bzw. fehlerhafte Börsendatenübermittlung einen negativen Effekt auf die Entwicklung der HPM GmbH ausüben.

2.2. Unternehmensinternes Risiko: Beteiligung **Vision @ Technologie AG**

Die ADR wurden in Namensaktien umgewandelt und begeben. Nun gilt es, eine Kooperation mit einem oder mehreren Market-Makern einzugehen um dann die Kursstellung zu betreiben.

2.2.1. Abhängigkeit von Märkten bzw. Wettbewerb

Der Erfolg der 51%igen Tochter Vision @ Technologie AG hängt stark von der Entwicklung noch nicht etablierter Märkte ab. Es hat sich herauskristallisiert, dass die ursprüngliche Key-Client-Strategie, also die Ausrichtung der Vertriebsaktivitäten auf die Gewinnung selektierter Großkunden, nicht den der zeitlichen Planung entsprechenden Erfolg brachte. Als Grund ist vor allem der in Großunternehmen langwierige und komplexe Entscheidungsprozess zu nennen, der umfangreicheren Investitionen vorausgeht. Die Vision @ Technologie AG hat ihr Angebotsspektrum erweitert. Konzentrierte sich das Marketing und die Kundenakquisition in der Vergangenheit auf die Vermarktung der Plattform „MiniROM", stellt sich die Gesellschaft jetzt als kompetenter E-Marketing-Tool-

Anbieter auf. Neben der klassischen MiniROM vertreibt das Unternehmen jetzt auch alle anderen digitalen Datenträger. In Allianz mit zwei führenden Unternehmen startet die Vision @ Technologie AG jetzt mit einem zusätzlichen innovativen Produkt. Dies ist eine Software, die auf Basis einer CD und einem integrierten Chip verschiedene Funktionalitäten vereint.

Die Bereitschaft von Betrieben, die angebotene Produktpalette der Vision @ Technologie AG zu nutzen, haben die Aussichten der Gesellschaft beeinflusst und können diese auch zukünftig beeinträchtigen. Die Strukturen des Marktumfeldes ändern sich täglich und jede Prognose über die zukünftige Entwicklung ist als ungewiss zu bezeichnen. Der technische Fortschritt kann Medien und Anwendungen ermöglichen, welche die Märkte der Produkte der Vision @ Technologie AG beeinträchtigen

2.2.2. Abhängigkeit von Dritten

Die Abhängigkeitsproblematik ist, wenn auch in geringerem Umfang, identisch zu denen der HPM.

2.2.3. Abhängigkeit von Produkten und Patenten

Der Erfolg der Vision @ Technologie AG ist vom Erfolg ihrer Produkte abhängig. Der Markterfolg hängt im wesentlichen vom innovativen Charakter der Vision @ Technologie AG Produkte und deren schnellen Markteinführung ab. Wenn es der Vision @ Technologie AG gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der Vision @ Technologie AG erreicht werden. Der Erfolg der Vision @ Technologie AG hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten messbar. Sollten in Zukunft andere Unternehmen die Produkte der Vision @ Technologie AG kopieren und in direkten Wettbewerb zur Vision @ Technologie AG treten, so kann die Unternehmensentwicklung beeinträchtigt werden. Sowohl eine Verzögerung der Markteinführung, der Kostenaufwand für Rechtsstreitigkeiten, als auch verlorene Marktanteile können das Ergebnis der Vision @ Technologie AG beeinträchtigen oder im ungünstigen Fall sogar deren Fähigkeit zur Fortführung der Geschäftstätigkeit unmöglich werden lassen.

2.3. Unternehmensinternes Risiko: Beteiligung **ekip.de AG**

2.3.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Kernbetätigungsfeld der ekip.de AG ist die Vermarktung des Börsen-News-Letters „iWatch". Der Newsletter soll sich aus Werbeeinnahmen finanzieren. Diese berechnen sich entsprechend der Leserzahl. Je mehr Leser der Newsletter hat, desto höher werden die Werbeeinnahmen. Da sich abzeichnet, dass der Werbemarkt weiterhin sehr begrenzt ist, wurde Ende 2001 ein zusätzlicher kostenpflichtiger Newsletter angekündigt. Die Resonanz hierauf ist zufriedenstellend. Daraus ergeben sich zwei Kernbetätigungsfelder der ekip.de AG: Leserakquise und Werbeakquise.

Die Leserakquise wird getragen vom öffentlichen Interesse an den Themen, die im Newsletter angeboten werden. In Zeiten der Konjunkturabschwächung und des steigenden Pessimismus bezüglich des Neuen Marktes in Deutschland, bzw. der NASDAQ in den USA, vermindert sich das Interesse am Finanzmarkt, zumal viele Anleger im vergangenen Jahr herbe Verluste zu tragen hatten. In diesem Umfeld kann es schwer werden, neue Leser zu gewinnen.

Auch die Werbeakquise stellte sich im abgelaufenen Jahr zunehmend schwerer dar, da das schwindende Interesse der Bevölkerung an der Börse einhergeht mit einem geringer werdenden Interesse der Werbebranche an dieser Werbeplattform.

Neben dem Kernbetätigungsfeld hat die ekip.de AG junge Unternehmen bei der Akquise von Risikokapital durch die Erstellung von Business-Plänen, Equity-Stories und Studien begleitet.

2.3.2 Abhängigkeit von Dritten

Da der Newsletter, Business-Pläne, Equity-Stories und Studien, von einem Autor erstellt werden, ist die ekip.de AG von dessen Leistungen abhängig. Ein teilweiser oder gar völliger Ausfall dieses Autors kann daher zu Unregelmäßigkeiten in der Erstellung und des Versendens des Newsletters führen und würde schlimmstenfalls zu Umsatzeinbußen führen. Sollte sich, bei Ausfall des Autors, kein neuer Partner finden lassen, so wäre sogar der Fortbestand des Kerngeschäftes gefährdet.

2.3.3. Abhängigkeit von Produkten

Da die ekip.de AG als reiner Dienstleister auftritt, bestehen zu diesem Punkt die bereits vorgenannten Risiken

2.4. Unternehmensinternes Risiko: Minderheitsbeteiligung **Innovativ Capital AG**

Diese Beteiligung an einer Venture-Capital-Gesellschaft lässt in Zukunft Erträge erwarten. Ein über den Beteiligungsbuchwert hinausgehendes Risiko ist ausgeschlossen. Eine Nachschusspflicht ist nicht vereinbart.

3. Geschäftsverlauf

a) Ergebnisentwicklung

Die DBH erzielt ihre Erträge im wesentlichen aus der Gewinnabführung (TDM 4.817,8) ihrer Tochter HPM Portfolio Management GmbH im Rahmen des Organschaftsvertrages.

Ohne Berücksichtigung des Steueraufwandes ergab sich ein Ergebnis der normalen Geschäftstätigkeit von TDM 3.267,0.

Der Bilanzgewinn von TDM 2.664,7 soll in Höhe von TDM 1.875,0 in eine Gewinnrücklage eingestellt und der Restbetrag von TDM 789,7 auf neue Rechnung vorgetragen werden.

b) Investitions- und Finanzierungsbereich

Bankdarlehen werden nach wie vor nicht benötigt. Die Finanzierung wird, wie bisher, aus den hohen thesaurierten Gewinnen und Innenfinanzierungen gewährleistet. Durch die Kapitalerhöhung ist die Finanzdecke weiter gekräftigt worden.

c) <u>Wichtige Ereignisse während des Geschäftsjahres</u>

Die Erhöhung des Grundkapitals nach der Mitte 2000 vollendeten Kapitalerhöhung, sowie die Zuführung zur Kapitalrücklage in Gestalt des Agios stand der Gesellschaft nach endgültiger Ausgabe der ADR´s Anteilsscheine an die Zeichner zur Verfügung.

4. Lage der Gesellschaft

Geschäftsvorfälle von besonderer Bedeutung haben sich nach dem Abschlussstichtag nicht ergeben.

Düsseldorf, den 30.03.2002

(DBH Deutsche Beteiligungs Holding AG, Vorstand)

Anlage Nr. 5

Bestätigungsvermerk

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12.2001 der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses und Lageberichts nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens- Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss sowie Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, das unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

N e u s s , den 31.05.2002

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
(1) Daten zu den organisatorischen Grundlagen			
1. Anwendung der Vorschriften des KWG über das Handelsbuch: ja (= 0) / nein (= 1)	300	0	0
2. Personalbestand [1]	001	1	1
(2) Daten zur Vermögenslage			
1. Nicht als haftendes Eigenkapital berücksichtigte stille Reserven nach § 340f HGB [2]	002		
2. Kursreserven bei Schuldverschreibungen und anderen festverzinslichen Wertpapieren			
a) Bruttobetrag der Kursreserven	301	0	0
b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3]	302	0	0
3. Kursreserven bei Aktien und anderen nicht festverzinslichen Wertpapieren sowie Beteiligungen und Anteilen an verbundenen Unternehmen			
a) Bruttobetrag der Kursreserven	303	0	0
b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3]	304	0	0
4. Vermiedene Abschreibungen auf Schuldverschreibungen und andere festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen	305	0	0
5. Vermiedene Abschreibungen auf Aktien und andere nicht festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen	306	0	0
6. Nicht realisierte Reserven in Grundstücken, grundstücksgleichen Rechten und Gebäuden (soweit sie als haftendes Eigenkapital nach § 10 Abs. 2b Nr. 6 KWG berücksichtigt werden)	005	0	0
7. Eigenmittel nach § 10 oder § 53 KWG nach dem Stand bei Geschäftsschluß am Bilanzstichtag			
a) haftendes Eigenkapital			
aa) Kernkapital	006	7.125	4.625

[1] Die durchschnittliche Zahl der während des Geschäftsjahres beschäftigten Arbeitnehmer zuzüglich der Mitglieder der Geschäftsleitung; Teilzeitbeschäftigte sind anteilig einzubeziehen. Die Errechnung hat nach § 267 Abs. 5 HGB zu erfolgen. - [2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [3] Hier sind negative Ergebnisbeiträge aus den Sicherungsgeschäften mit den Kursreserven der gesicherten Aktiva zu verrechnen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
bb) Ergänzungskapital	007	0,0	0
b) Drittrangmittel	307	0,0	0
8. Grundsatz (GS) I-Kennziffern			
a) Kennziffern des Einzelinstituts			
aa) Verhältnis nach § 2 Abs. 1 GS I	010	69,8%	47,1%
bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I	308	65,8%	44,8%
cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I	309	n.e.% (nicht ermittelt)	n.e.%
b) Kennziffern der Institutsgruppe [4)]			
aa) Verhältnis nach § 2 Abs. 1 GS I	011	63,0%	36,6%
bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I	310	52,6%	26,8%
cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I	311	n.e.%	n.e.%
Kontrollsumme für dv-technische Zwecke (002 + 005 bis 007 + 010 + 011 + 301 bis 311)	550	7.127,5	4.626,6
(3) Daten zur Liquidität und zur Refinanzierung		n.e.	n.e.
1. Verbindlichkeiten gegenüber Kreditinstituten, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kreditinstituten" überschreiten	022 250	0	0
2. Verbindlichkeiten gegenüber Kunden, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kunden" überschreiten	023 251	0	0
3. Dem Kreditinstitut zugesagte Refinanzierungsmöglichkeiten ohne diejenigen bei der Deutschen Bundesbank			
a) Zusagen	024	0	0
b) Inanspruchnahme	025	0	0
4. Liquiditätsgrundsatzkennziffern			
Grundsatz (GS) II-Kennziffer	312	12,1%	19,8%
alternativ bis 30. Juni 2000 (bei Wahrnehmung der Übergangsregelung):			
a) GS II-Kennziffer	027	n.e. %	n.e. %

[4)] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
b) GS III-Kennziffer	028	n.e. %	n.e. %
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 022 bis 025 + 027 + 028 + 250 + 251 + 312)	501	n.e.	n.e.
(4) Daten zur Ertragslage			
1. Zinsergebnis			
a) Zinserträge [5]	029	14	0
b) Zinsaufwendungen	030	1	4
c) darunter: für stille Einlagen, für Genußrechte und für nachrangige Verbindlichkeiten	031	0	0
d) Zinsergebnis (a ./. b)	032	13	-4
2. Provisionsergebnis [6]			
a) Provisionserträge	313	0	0
b) Provisionsaufwendungen	314	0	0
c) Provisionsergebnis	033	0	0
nur von Kreditinstituten anzugeben, soweit sie keine Wertpapierhandelsbanken sind:			
3. Nettoergebnis aus Finanzgeschäften nach § 340c Abs. 1 HGB			
a) aus Geschäften mit Wertpapieren des Handelsbestandes	034		
b) aus Geschäften mit Devisen und Edelmetallen [7]	035		
c) aus Geschäften mit Derivaten	036		
nur von Finanzdienstleistungsinstituten und Wertpapierhandelsbanken anzugeben:			
3. Aufwendungen und Erträge aus Finanzgeschäften			
a) Aufwendungen aus Geschäften mit Wertpapieren des Handelsbestandes	315	0	0
b) Erträge aus Geschäften mit Wertpapieren des Handelsbestandes	316	0	0
c) Aufwendungen aus Geschäften mit Devisen und Edelmetallen [7]	317	0	0
d) Erträge aus Geschäften mit Devisen und Edelmetallen [7]	318	0	0
e) Aufwendungen aus Geschäften mit Derivaten	319	0	0

[5] Einschließlich laufender Erträge aus Beteiligungen, Erträgen aus Ergebnisabführungsverträgen und Leasinggebühren. - [6] Hier sind auch die Erträge und Aufwendungen für durchlaufende Kredite zu erfassen. - [7] Einschließlich der Gewinne und Verluste aus Devisentermingeschäften unabhängig davon, ob es sich um zins- oder kursbedingte Aufwendungen oder Erträge handelt.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
f) Erträge aus Geschäften mit Derivaten	320	0	0
Kontrollsumme (Eigenhandelsergebnis insgesamt) (034 bis 036 bzw. - 315 + 316 - 317 + 318 - 319 + 320)	502	0	0
4. Ergebnis aus dem sonstigen nichtzinsabhängigen Geschäft [8)]	037	4.818	1.330
5. allgemeiner Verwaltungsaufwand			
a) Personalaufwand [9)]	038	33	31
b) andere Verwaltungsaufwendungen [10)]	039	231	125
Kontrollsumme (allg. Verwaltungsaufwand insges.) (Addition der Positionen 038 und 039)	503	264	156
6. Sonstige und außerordentliche Erträge und Aufwendungen			
a) Erträge aus früheren Abschreibungen, Wertberichtigungen und Rückstellungen im Kreditgeschäft	040	0	0
b) Abschreibungen und Wertberichtigungen auf Forderungen sowie Zuführungen zu Rückstellungen im Kreditgeschäft	041	0	0
c) Erträge aus Zuschreibungen bei Wertpapieren der Liquiditätsreserve und aus Geschäften mit diesen Wertpapieren	042	1.688	25
d) Abschreibungen auf Wertpapiere der Liquiditätsreserve und Aufwendungen aus Geschäften mit diesen Wertpapieren	043	0	0
e) Erträge aus Zuschreibungen bei Finanzanlagen, Sachanlagen und immateriellen Anlagewerten sowie aus Geschäften mit diesen Gegenständen	044	0	0
f) Andere sonstige und außerordentliche Erträge [11)]	045	271	0

[8)] Hier sind die Ergebnisse aus Warenverkehr und Nebenbetrieben sowie alle anderen ordentlichen Ergebnisse aus dem nichtzinsabhängigen Geschäft einzuordnen, die nicht unter Nummer (4) 2 oder 3 fallen. - [9)] Einschließlich Aufwendungen für vertraglich vereinbarte feste Tätigkeitsvergütungen an die persönlich haftenden Gesellschafter von Privatbankiers. Aufwendungen für von fremden Arbeitgebern angemietete Arbeitskräfte sind dem anderen Verwaltungsaufwand zuzurechnen. - [10)] Hierunter fallen unter anderem Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Anlagewerte, ausgenommen außerordentliche Abschreibungen. Zu erfassen sind hier alle Steuern außer Steuern vom Einkommen und vom Ertrag. - [11)] Hier sind alle Erträge anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Erträge aus Verlustübernahmen und aus baren bilanzunwirksamen Ansprüchen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
g) Abschreibungen und Wertberichtigungen auf Finanzanlagen, Sachanlagen und immaterielle Anlagewerte sowie Aufwendungen aus Geschäften mit diesen Gegenständen	046	3.204	992
h) Andere sonstige und außerordentliche Aufwendungen [12]	047	54	759
			0
Kontrollsumme (sonstiges / außerordentliches Ergebnis) (040 - 041 + 042 - 043 + 044 + 045 - 046 - 047)	504	-1.299	-1.726
7. Steuern vom Einkommen und vom Ertrag	048	776	81
8. Erträge aus Verlustübernahmen und baren bilanzunwirksamen Ansprüchen	049	0	0
9. Aufwendungen aus der Bildung von Vorsorgereserven nach § 340f und § 340g HGB	050	0	0
10. Erträge aus der Auflösung von Vorsorgereserven nach § 340f und § 340g HGB [2]	051	0	0
11. Aufgrund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinnabführungsvertrages abgeführte Gewinne	052	0	0
Kontrollsumme (Jahresüberschuß/-fehlbetrag) (032 + 033 + 502 + 037 - 503 + 504 - 048 + 049 - 050 + 051 - 052)	505	2.492	-637
12. Gewinnvortrag aus dem Vorjahr	053	284	922
13. Verlustvortrag aus dem Vorjahr	054	0	0
14. Entnahmen aus Kapital- und Gewinnrücklagen	055	0	0
15. Einstellungen in Kapital- und Gewinnrücklagen	056	0	0
16. Entnahmen aus Genußrechtskapital	057	0	0
17. Wiederauffüllung des Genußrechtskapitals	058	0	0
Kontrollsumme (Bilanzgewinn/-verlust) (505 + 053 - 054 + 055 - 056 + 057 - 058)	506	2.776	285

[2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [12] Hier sind alle Aufwendungen anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Aufwendungen aus Gewinnabführungen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
(5) Angaben zum Zinsänderungsrisiko [13]			
1. Festzinsaktiva zum Bilanzstichtag [14]	059	k.A.	k.A. (keine Angabe)
2. Durchschnittszinssatz der Festzinsaktiva	065	k.A. %	k.A. %
3. Festzinspassiva zum Bilanzstichtag [14]	066	0	0
4. Durchschnittszinssatz der Festzinspassiva	072	k.A. %	k.A. %
Kontrollsumme für dv-technische Zwecke (059 + 065 + 066 + 072)	507	k.A.	k.A.
(6) Daten zum Kreditgeschäft			
1. Höhe des Kreditvolumens [15]	073	k.A.	k.A.
2. darunter: Kredite an Nichtbanken	074	k.A.	k.A.
3. Geprüftes Kreditvolumen [15]	075	k.A.	k.A.
4. darunter: Kredite an Nichtbanken	321	k.A.	k.A.
5. Risikogruppierung des geprüften Interbankenkreditvolumens [15]			
a) Kredite ohne erkennbares Risiko	322	0	k.A.
b) Kredite mit erhöhten latenten Risiken	323	0	k.A.
c) Wertberichtigte Kredite vor Absetzung von Einzelwertberichtigungen	324	0	k.A.
d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB)	325	0	k.A.
e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen	326	0	k.A.
6. Risikogruppierung des geprüften Nichtbankenkreditvolumens [15]			
a) Kredite ohne erkennbares Risiko	327	3.635	k.A.
b) Kredite mit erhöhten latenten Risiken	328	141	k.A.
c) Wertberichtigte Kredite vor Absetzung von Einzelwertberichtigungen	329	3.150	k.A.

[13] Sofern die Steuerung der Zinsänderungsrisiken nach der Zinsbindungsbilanz erfolgt. - [14] Die Höhe der Festzinsaktiva oder -passiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben. [15] Ungekürzte Inanspruchnahme unter Zugrundelegung von § 19 Abs. 1 KWG und vor Abzug von Wertberichtigungen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB)	330	3.150	k.A.
e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen	331	0	k.A.
7. Unversteuerte Pauschalwertberichtigungen [16]			
a) Bestand in der Vorjahresbilanz	079	0	0
b) Neuer Bestand	080	0	0
8. Einzelwertberichtigungen			
a) Bestand in der Vorjahresbilanz	332	0	0
b) Verbrauch	333	0	0
c) Auflösung	334	0	0
d) Bildung	335	0	0
e) Neuer Stand	336	0	0
9. Rückstellungen im Kreditgeschäft [17]			
a) Bestand in der Vorjahresbilanz	337	0	0
b) Verbrauch	338	0	0
c) Auflösung	339	0	0
d) Bildung	340	0	0
e) Neuer Stand	341	0	0
10. Abschreibungen auf Forderungen zu Lasten der Gewinn- und Verlustrechnung	086	3.150	0
11. Zur Rettung von Forderungen erworbene Grundstücke und Gebäude	087	0	0
12. Anmerkungsbedürftige Großkredite	088	0	0
13. bei Nichtanwendung der Vorschriften des KWG über das Handelsbuch:			
Zahl der Überschreitungen der Großkrediteinzelobergrenze nach § 13 Abs. 3 Satz 1 KWG		0	0
a) des geprüften Einzelinstituts	342	0 Stk.	0 Stk.
b) der Institutsgruppe [4]	343	0 Stk.	0 Stk.

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [16] Einschließlich der unter den Rückstellungen ausgewiesenen Beträge. - [17] Soweit Pauschalwertberichtigungen als Rückstellungen ausgewiesen werden, sind sie unter Nummer (6) 7 anzugeben.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
bei Anwendung der Vorschriften des KWG über das Handelsbuch:			
a) Zahl der Überschreitungen der Anlagebuch-Großkrediteinzelobergrenze nach § 13a Abs. 3 Satz 1 KWG			
aa) des geprüften Einzelinstituts	344	k.A. Stk.	k.A. Stk.
bb) der Institutsgruppe [4)]	345	k.A. Stk.	k.A. Stk.
b) Zahl der Überschreitungen der Gesamtbuch-Großkrediteinzelobergrenze nach § 13a Abs. 4 Satz 1 oder 3 KWG			
aa) des geprüften Einzelinstituts	346	k.A. Stk.	k.A. Stk.
bb) der Institutsgruppe [4)]	347	k.A. Stk.	k.A. Stk.
14. Bedeutende Beteiligungen an Unternehmen außerhalb des Finanzsektors, deren Nennbetrag 15 vom Hundert des haftenden Eigenkapitals des Einlagenkreditinstituts übersteigt [18)]			
a) des geprüften Einzelinstituts	348		
	349	2 Stk.	2 Stk.
b) der Institutsgruppe [19)]	350		
	351	2 Stk.	2 Stk.
15. darunter: Anteile nach § 12 Abs. 1 Satz 3 KWG	352	0	0
16. darunter: unter § 64a KWG fallende Anteile	353	0	0
Kontrollsumme für dv-technische Zwecke (073 bis 075 + 079 + 080 + 086 bis 088 + 321 bis 353)	551	k.A.	k.A.
(7) Bilanzunwirksame Ansprüche			
1. Bare bilanzunwirksame Ansprüche			
a) im Berichtsjahr [20)]	091	0	0
b) Bestand am Jahresende	092	0	0

[4)] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [18)] Bedeutende Beteiligungen nach § 12 Abs. 1 Satz 1 KWG einschließlich der Anteile, die unter die Regelung des § 12 Abs. 1 Satz 3 KWG oder § 64a KWG fallen. - [19)] Soweit die Relation auch auf konsolidierter Basis nach § 12 Abs. 2 KWG eingehalten werden muß, ist diese Angabe hier zusätzlich aufzunehmen. - [20)] Nettoposition (erhaltene ./. zurückgezahlte).

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
2. Unbare bilanzunwirksame Ansprüche			
a) im Berichtsjahr [20]	093	0	0
b) Bestand am Jahresende	094	0	0
(8) Ergänzende Angaben			
1. Abweichungen im Sinne von § 284 Abs. 2 Nr. 3 HGB			
a) von Bilanzierungsmethoden ja (= 0) / nein (= 1)	095	0	0
b) von Bewertungsmethoden ja (= 0) / nein (= 1)	096	0	0
2. Gesamtvolumen der Termingeschäfte im Sinne des § 36 RechKredV [21]			
a) Termingeschäfte in fremden Währungen	097	0	0
b) darunter: zur Deckung von Wechselkurs-schwankungen	098	0	0
c) darunter: Handelsgeschäfte	099	0	0
d) zinsbezogene Termingeschäfte	100	0	0
e) darunter: zur Deckung von Zins- oder Markt-preisschwankungen	101	0	0
f) darunter: Handelsgeschäfte	102	0	0
g) Termingeschäfte mit sonstigen Preisrisiken	103	0	0
h) darunter: zur Deckung von Zins- oder Markt-preisschwankungen	104	0	0
i) darunter: Handelsgeschäfte	105	0	0
3. Buchwert der in Pension gegebenen Vermögens-gegenstände bei echten Pensionsgeschäften (§ 340b Abs. 4 Satz 4 HGB)	106	0	0
4. Betrag der nicht mit dem Niederstwert bewerteten börsenfähigen Wertpapiere bei den folgenden Posten (§ 35 Abs. 1 Nr. 2 RechKredV)			
a) Schuldverschreibungen und andere festver-zinsliche Wertpapiere (Aktivposten Nr. 5)	107	0	0
b) Aktien und andere nicht festverzinsliche Wert-papiere (Aktivposten Nr. 6)	108	0	0

[20] Nettoposition (erhaltene ./. zurückgezahlte). - [21] Kapitalbeträge, Liefer- oder Abnahmeverpflichtungen, bei Usance-Geschäften nur die Zahlungsseite. Es ist jeweils auf die Hauptrisikokomponenten abzustellen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
5. Leasinggeschäft			
a) Gesamtbestand der aktivierten Leasinggegenstände	109	0	0
b) Im Aufwandsposten Nr. 5 (Kontoform) oder 11 (Staffelform) enthaltene Abschreibungen und Wertberichtigungen auf Leasinggegenstände	110	0	0
c) Im Ertragsposten Nr. 8 enthaltene Erträge aus Leasinggeschäften	111	0	0
6. Nachrangige Vermögensgegenstände			
a) Nachrangige Forderungen an Kreditinstitute	112	0	0
b) Nachrangige Forderungen an Kunden	113	0	0
c) Sonstige nachrangige Vermögensgegenstände	114	0	0
7. Aufgliederung der börsenfähigen Wertpapiere nach börsennotierten und nicht börsennotierten Wertpapieren (§ 35 Abs. 1 Nr. 1 RechKredV) [22]			
a) Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten Nr. 5)			
aa) börsennotiert	115	0	0
bb) nicht börsennotiert	116	0	0
b) Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten Nr. 6)			
aa) börsennotiert	117	489	404
bb) nicht börsennotiert	118	0	0
c) Beteiligungen (Aktivposten Nr. 7)			
aa) börsennotiert	119	0	0
bb) nicht börsennotiert	120	223	1.540
d) Anteile an verbundenen Unternehmen (Aktivposten Nr. 8)			
aa) börsennotiert	121	0	0
bb) nicht börsennotiert	122	3.392	3.392
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 095 bis 122)	509		

[22] Investmentanteile im Sinne des KAGG sind nicht einzubeziehen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
8. Fristengliederung der Forderungen und Verbindlichkeiten nach § 340d HGB in Verbindung mit § 9 RechKredV			
a) Andere Forderungen an Kreditinstitute mit Ausnahme der darin enthaltenenen Bausparguthaben aus abgeschlossenen Bausparverträgen (Aktivposten Nr. 3b) mit einer Restlaufzeit			
aa) bis drei Monate	354	50	1.125
bb) mehr als drei Monate bis ein Jahr	355	0	0
cc) mehr als ein Jahr bis fünf Jahre	356	0	0
dd) mehr als fünf Jahre	357	0	0
b) Forderungen an Kunden (Aktivposten Nr. 4) mit einer Restlaufzeit			
aa) bis drei Monate	358	0	0
bb) mehr als drei Monate bis ein Jahr	359	0	0
cc) mehr als ein Jahr bis fünf Jahre	360	0	0
dd) mehr als fünf Jahre	361	0	0
c) Verbindlichkeiten gegenüber Kreditinstituten mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 1b) mit einer Restlaufzeit			
aa) bis drei Monate	362	0	0
bb) mehr als drei Monate bis ein Jahr	363	0	0
cc) mehr als ein Jahr bis fünf Jahre	364	0	0
dd) mehr als fünf Jahre	365	0	0
d) Spareinlagen mit vereinbarter Kündigungsfrist (Passivposten Nr. 2a ab) mit einer Restlaufzeit			
aa) bis drei Monate	366	0	0
bb) mehr als drei Monate bis ein Jahr	367	0	0
cc) mehr als ein Jahr bis fünf Jahre	368	0	0
dd) mehr als fünf Jahre	369	0	0
e) Andere Verbindlichkeiten gegenüber Kunden mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 2b bb) mit einer Restlaufzeit			
aa) bis drei Monate	370	0	0
bb) mehr als drei Monate bis ein Jahr	371	0	0
cc) mehr als ein Jahr bis fünf Jahre	372	0	0
dd) mehr als fünf Jahre	373	0	0

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
f) Andere verbriefte Verbindlichkeiten (Passivposten Nr. 3b) mit einer Restlaufzeit			
aa) bis drei Monate	374	0	0
bb) mehr als drei Monate bis ein Jahr	375	0	0
cc) mehr als ein Jahr bis fünf Jahre	376	0	0
dd) mehr als fünf Jahre	377	0	0
g) Im Posten "Forderungen an Kunden" (Aktivposten Nr. 4) enthaltene Forderungen mit unbestimmter Laufzeit	378	0	0
h) Im Posten "Schuldverschreibungen und andere festverzinsliche Wertpapiere" (Aktivposten Nr. 5) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden	379	0	0
i) Im Unterposten "begebene Schuldverschreibungen" (Passivposten Nr. 3a) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden	380	0	0
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 354 bis 380)	552	50	1.125
zu (5) Angaben zum Zinsänderungsrisiko hier: Gliederung der Festzinsaktiva und Festzinspassiva nach Restlaufzeiten in Jahren			
1. Festzinsaktiva am Bilanzstichtag [14)]			
entweder			
a) Restlaufzeit mehr als ein Jahr	060	k.A.	k.A.
b) Restlaufzeit mehr als zwei Jahre	061	k.A.	k.A.
c) Restlaufzeit mehr als drei Jahre	062	k.A.	k.A.
d) Restlaufzeit mehr als vier Jahre	063	k.A.	k.A.
e) Restlaufzeit mehr als fünf Jahre	064	k.A.	k.A.
oder			
f) Restlaufzeit bis zu einem Jahr	252	k.A.	k.A.
g) Restlaufzeit von einem bis zu zwei Jahren	253	k.A.	k.A.
h) Restlaufzeit von zwei bis zu drei Jahren	254	k.A.	k.A.
i) Restlaufzeit von drei bis zu vier Jahren	255	k.A.	k.A.
j) Restlaufzeit von vier bis zu fünf Jahren	256	k.A.	k.A.

[14)] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
2. Festzinspassiva am Bilanzstichtag [14]			
entweder			
a) Restlaufzeit mehr als ein Jahr	067	k.A.	k.A.
b) Restlaufzeit mehr als zwei Jahre	068	k.A.	k.A.
c) Restlaufzeit mehr als drei Jahre	069	k.A.	k.A.
d) Restlaufzeit mehr als vier Jahre	070	k.A.	k.A.
e) Restlaufzeit mehr als fünf Jahre	071	k.A.	k.A.
oder			
f) Restlaufzeit bis zu einem Jahr	257	k.A.	k.A.
g) Restlaufzeit von einem bis zu zwei Jahren	258	k.A.	k.A.
h) Restlaufzeit von zwei bis zu drei Jahren	259	k.A.	k.A.
i) Restlaufzeit von drei bis zu vier Jahren	260	k.A.	k.A.
j) Restlaufzeit von vier bis zu fünf Jahren	261	k.A.	k.A.
Ergänzungen zur Datenübersicht von Realkreditinstituten:			
(1) Zusätzliche Daten zum Kreditgeschäft von Hypothekenbanken			
1. Hypothekendarlehen			
a) Hypothekendarlehen innerhalb der Beleihungsgrenze (§ 11 HypBkG)	150	k.A.	k.A.
b) Hypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze)	151	k.A.	k.A.
c) Höchstgrenze nach § 5 Abs. 1 Nr. 2 HypBkG	152	k.A.	k.A.
d) Deckungshypotheken insgesamt	153	k.A.	k.A.
e) Deckungshypotheken an Bauplätzen und noch nicht ertragsfähigen Neubauten	154	k.A.	k.A.
f) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 1 HypBkG	155	k.A.	k.A.
h) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 2 HypBkG	157	k.A.	k.A.
g) Deckungshypotheken an Bauplätzen	156	k.A.	k.A.

[14] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
2. Kommunalkredite			
a) Kommunalkreditbestand insgesamt	158	k.A.	k.A.
b) Kommunalverbürgte Darlehen	159	k.A.	k.A.
c) Kommunalkredite an andere Mitgliedstaaten der Europäischen Union und unterstaatliche Stellen im Sinne des § 5 Abs. 1 Nr. 1 HypBkG insgesamt	160	k.A.	k.A.
d) Höchstgrenze nach § 5 Abs. 1 Nr. 1 HypBkG	161	k.A.	k.A.
3. Beteiligungen			
a) Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG	162	k.A.	k.A.
b) Höchstgrenze des Gesamtbetrages solcher Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG	163	k.A.	k.A.
(2) Zusätzliche Daten zum Kreditgeschäft von Schiffspfandbriefbanken			
1. Schiffshypothekendarlehen		k.A.	k.A.
a) Schiffshypothekendarlehen innerhalb der Beleihungsgrenze (§ 10 Abs. 2 SchBG)	164	k.A.	k.A.
b) Schiffshypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze)	165	k.A.	k.A.
2. Schiffskommunalkredite	166	k.A.	k.A.
3. Gewährleistungen für Darlehen Dritter	167	k.A.	k.A.
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 150 bis 167)	511	k.A.	k.A.
(3) Ergänzende Angaben für Hypothekenbanken			
1. Bestand der eigenen Schuldverschreibungen	168	k.A.	k.A.
2. Umsatz bei Wertpapieren [23]			
a) Ankäufe	169	k.A.	k.A.

[23] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
b) Verkäufe	170	k.A.	k.A.
3. Umsatz bei Schuldscheindarlehen [23)]			
a) Ankäufe	171	k.A.	k.A.
b) Verkäufe	172	k.A.	k.A.
(4) Ergänzende Angaben für Schiffspfandbriefbanken			
1. Bestand der eigenen Schuldverschreibungen	173	k.A.	k.A.
2. Umsatz bei Wertpapieren [24)]			
a) Ankäufe	174	k.A.	k.A.
b) Verkäufe	175	k.A.	k.A.
3. Umsatz bei Schuldscheindarlehen [24)]			
a) Ankäufe	176	k.A.	k.A.
b) Verkäufe	177	k.A.	k.A.
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 168 bis 177)	512	k.A.	k.A.

[23)] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist. - [24)] Schiffspfandbriefbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Anlage Nr. 7

ERLÄUTERUNGSTEIL

INHALTSVERZEICHNIS

A. Erläuterungen zum Jahresabschluss zum 31.12.2001 (Formblatt 1)

Die laufenden Nummern der Bilanzpositionen entsprechen der Gliederung in Formblatt 1 und Formblatt 3.

AKTIVA

3. Forderungen an Kreditinstitute		DM	50.091,43
	Vj.	DM	1.124.919,12

Der Betrag entfällt auf das Konto bei der Commerzbank AG, Düsseldorf, Konto-Nr. 490470200. Der Saldo ist vom Kreditinstitut am 27.02.2002 bestätigt worden.

6. Aktien und andere nicht festverzinsliche Wertpapiere		DM	488.957,50
	Vj.	DM	404.288,84

Es handelt sich um 24.961,96 anteile am Investmentfonds HPM Invest SICAV Time Global Plus, die zu Anschaffungskosten bewertet sind. Der Stichtagswert beträgt gemäß Bestätigung der Depotverwaltung aus Luxemburg DM 522.388,64, so dass eine Kursreserve von DM 33.431,14 zum Stichtag besteht. Der Fonds wurde durch Die Tochtergesellschaft HPM mit initiiert und mitgegründet. Sie hat für den Fonds die Vertriebs- und Verwaltungsbefugnis.

7. Beteiligungen

	DM	222.818,94
Vj.	DM	1.539.590,18

Zusammensetzung:

	31.12.2001 DM	31.12.2000 DM
a) ACS-advanced logistic systems AG Berlin (0 %. Vj. 6,84 %)	0,00	1.300.000,00
b) Innovativ Capital AG, München (2,33 %)	222.817,94	239.589,18
c) Sitebuilder.com, Washington D.C./USA (3 %)	1,00	1,00
	222.818,94	1.539.590,18

Zu a)

Es handelte sich um eine Beteiligung an einem Logistik-Software-Unternehmen in der Gründungsphase. Die Beteiligung wurde Zug um Zug mit dem Entwicklungsfortschritt der Gesellschaft aufgestockt (Gesamtengagement DM 2.800.000,00). Da die Gesellschaft die in sie gesteckten Erwartungen nicht erfüllt hat, wurden die Anteile an den Initiator der Gesellschaft zum Buchwert auf Darlehensbasis veräußert.

Zu b)

Es handelt sich um eine Beteiligung an einer Joint-Venture Capital-Gesellschaft mit einem Zeichnungsvolumen von EUR 122.500,00. Die Gesellschaft erhielt im Geschäftsjahr einen Zeichnungsrabatt (€ 8.575,00), so dass sich der Beteiligungsansatz verringerte.

Zu c)

Das Engagement an der Sitebuilder.com betrug umgerechnet DM 115.561,56 und erfolgte im September und Oktober 2000. Die Erfolgsaussichten dieser Internetfirma waren zum Stichtag (wie im Vorjahr) negativ, so dass die Beteiligung aus Vorsichtsgründen abgeschrieben wurde.

8. Anteile an verbundenen Unternehmen DM 3.391.942,75

Vj. DM 3.391.942,75

Darunter an Finanzdienstleistungs-institut: DM 2.941.941,75 (Vj. DM 2.363.957,51)

Zusammensetzung:

a) HPM Portfolio Management GmbH, Düsseldorf

Sacheinlagewert des 100 %igen Geschäftsanteils		DM	1.525.000,00
Kapitalerhöhung	EURO		
Bisheriges Kapital	25.564,59		
Kapitalerhöhung 1999	224.435,41	DM	438.957,51
Kapitalerhöhung 2000	500.000,00	DM	977.984,24
	750.000,00		
Wert 31.12.2000 = 31.12. 2001		DM	2.941.941,75

Es handelt sich um ein Finanzdienstleistungsunternehmen, mit dem seit 1998 ein Ergebnisabführungsvertrag besteht. Die Erträge aus der Gewinnabführung sind in der Gewinn- und Verlustrechnung (Formblatt 3) in Position 4. ausgewiesen.

b) Vision@Technologie AG, Düsseldorf

80 %-Gründungsbeteiligung		DM	400.000,00
Kapitalerhöhung 2000		DM	205.362,16
Abschreibung	./.	DM	605.361,16
Wert 31.12. 2001		DM	1,00

Die Beteiligung an dem New-Economy-Unternehmen, das überwiegend sog. Mini-CD-ROM vertreibt und erstellt, musste wegen erheblicher Probleme in der Führungsstruktur, Vertriebsstruktur und im Produktionsprozess in 2000 vollständig abgeschrieben werden. Um die Gesellschaft finanziell zu sanieren, hat die DBH am 28.12.2000 zusammen mit ihrer Tochtergesellschaft HPM (vgl. zu a)) eine Patronatserklärung bis zu max. DM 1.000.000,00 befristet bis 30.06.2002 erteilt. Die Patronatserklärung erfolgte auch im Vorgriff auf eventuelle Regressansprüche von Investoren einer noch nicht abgeschlossenen Emission der Vision, die von der HPM begleitend unterstützt wurde.

Zum Beginn des Geschäftsjahres musste die Gesellschaft für DM 53.785,33 Anteile an der Vision übernehmen, die jedoch vollständig abgeschrieben wurden. Im Dezember konnte die Begebung der Aktien aus der Kapitalerhöhung vollzogen werden. In diesem Zusammenhang sind Aktien in Höhe von Anschaffungskosten DM 314.017,49 (Nennwert € 150.000,00) an die Neuaktionäre begeben worden. Diese Begebung war die Erfüllung des Verpflichtungsgeschäftes aus der Emission in 1999. Hierdurch verringerte sich die Beteiligung auf rd. 51 %.

c) ekip.de AG, Düsseldorf

80 %-Gründungsbeteiligung	DM	450.000,00
insgesamt a) – c)	DM	3.391.942,75

Die DBH hat sich als 80 %-Gründungsgesellschafter an einem Unternehmen beteiligt, das Internetdienstleistungen (Newsletter, Bannerwerbung u.a.) im Finanzsektor anbietet. Das Unternehmen befindet sich noch im Aufbaustadium und hat erste Umsätze erwirtschaftet.

13. Ausstehende Einlagen auf das gezeichnete Kapital

	DM	0,00
Vj.	DM	300.000,00

Davon eingefordert:
DM 0,00 (Vj. DM 300.000,00)

Die ausstehende Einlage des Vorjahres wurde durch die Begebung der ADR's für die DBH im II. Quartal 2001.erbracht.

15. Sonstige Vermögensgegenstände		DM	6.099.012,00
	Vj.	DM	3.963.762,92

a) Forderungen an HPM Portfolio Management GmbH (HPM)	DM	3.634.525,13
b) Forderungen aus Steueransprüchen	DM	2.323.196,15
c) Forderungen Vision@Technologie AG	DM	141.289,72
d) Forderung ALS-Gesellschafter	DM	1,00
insgesamt	DM	6.099.012,00

Zu a) und c)

Es handelt sich um Forderungen aus dem laufenden Geschäftsjahr mit den Tochtergesellschaften, die durch eine firmenübergreifende Saldenbestätigung nachgewiesen sind.

Zu b)

Umsatzsteuer:

Jahreserklärung 2000	DM	55.876,96
Jahressteuerzahlung 2001	DM	673.584,19
insgesamt	DM	729.461,15

Körperschaftsteuer:

Steuererklärung 2000	DM	670.829,00
Steuerberechnung 2001	DM	577.000,00
insgesamt	DM	1.247.829,00

Solidaritätszuschlag:

Steuererklärung 2000	DM	36.661,00
Steuerberechnung 2001	DM	31.750,00
insgesamt	DM	68.411,00

Gewerbesteuer:

Steuererklärung 2000	DM	369.495,00
Steuerberechnung 2001	DM	-92.000,00
insgesamt	DM	277.495,00
Steuererstattungsanspruch	DM	2.323.196,15

Zu d) Forderung Flurschütz

Entwicklung:

Verkaufspreis für ALS-Aktien	DM	2.800.000,00
Auszahlungen an Flurschütz	DM	350.000,00
Anschaffungskosten	DM	3.150.000,00
Wertberichtigung	DM	3.149.999,00
Buchwert 31.12.2001	DM	1,00

Das Darlehen ist durch Aktien an der ALS besichert. Die Werthaltigkeit der Aktien und die Vermögensverhältnisse des Gründungsgesellschafters machen eine vollständige Wertberichtigung erforderlich. Am Bilanzstichtag ist mit keiner Rückzahlung (Laufzeitende 2003) zu rechnen.

PASSIVA

5. Sonstige Verbindlichkeiten		DM	290.282,21
	Vj.	DM	5.207.028,71

Verbindlichkeiten gegenüber Berechtigten aus der Kapitalerhöhung (TDM 300) incl. Agio DBH	DM	265.255,28
Überzahlung von Altaktionären	DM	8.276,93
Aufsichtsratsvergütungen	DM	14.250,00
Finanzamt wg. Lohnsteuer	DM	810,83
Sonstiges	DM	1.689,17
Wert 31.12.2001	DM	290.282,21

7. Rückstellungen		DM	62.033,00
	Vj.	DM	308.033,00

7. a) Rückstellungen für Pensionen		DM	12.033,00
	Vj.	DM	7.033,00

Pensionsanwartschaft zugunsten des alleinigen Vorstandes auf der Grundlage der erteilten Zusage vom 30.07.1998.

7. c) Andere Rückstellungen

	DM	50.000,00
Vj.	DM	301.000,00

Zusammensetzung:

	01.01.2001 DM	Auflösung (A) Verbrauch (V) DM	Zuführung DM	31.12.2001 DM
Jahresabschluss/Konzernabschluss				
- Aufstellung	10.000,00	10.000,00 (V)	15.000,00	15.000,00
- Prüfung und Offenlegung	20.000,00	15.000,00 (V)	30.000,00	35.000,00
Haftungsrisiko				
Vision@Technologie AG	271.000,00	271.000,00 (A)	0,00	0,00
insgesamt	301.000,00	25.000,00 (V)	45.000,00	50.000,00
		271.000,00 (A)		

Die Rückstellung für Jahresabschlusskosten ist durch eine Schätzung auf Basis der Vorjahreszahlen belegt.

Die Rückstellung für den Ausgleichsbedarf bei der Vision@Technologie AG wurde aufgelöst (vgl. Formblatt 3 Nr. 8), da aufgrund der Aktienbegebung nicht mehr mit einer Inanspruchnahme zu rechnen ist.

12. Eigenkapital

	DM	9.900.507,41
Vj.	DM	5.209.442,10

a) Gezeichnetes Kapital

	DM	2.300.000,00
Vj.	DM	2.300.000,00

Das Grundkapital hat sich nicht verändert.

Vom Grundkapital entfallen am 31.12.2001 285.000 Stück Inhaberaktien (= DM 1.425.000,00) auf Henry Littig und 175.000 Stück Inhaberaktien (= DM 875.000,00) auf „The Bank of New York" als Depositär der ADR's.

b) Kapitalrücklage

		DM	4.825.000,00
	Vj.	DM	2.625.000,00

Zusammensetzung und Entwicklung:

Ausgabeaufschlag bei der Ausgabe der ersten ADR's im Geschäftsjahr 1999 = Vortrag 01.01.2001			DM	2.625.000,00
Ausgabeaufschlag aus der zweiten ADR-Begebung im Geschäftsjahr 2001:				
Mittelzufluss aus Kapitalerhöhung	DM	3.600.000,00		
Anteil der Altaktionäre am Mittelzufluss	DM	-1.200.000,00		
Anteiliges Grundkapital für Kapitalerhöhung (DM 300.000 ./. 100.000)	DM	-200.000,00		
Ausgabeaufschlag	DM	2.200.000,00	DM	2.200.000,00
Wert 31.12.2001			DM	4.825.000,00

c) Bilanzgewinn

		DM	2.775.507,41
	Vj.	DM	284.442,10

Entwicklung:

Gewinnvortrag 01.01.2001	DM	284.442,10
Jahresüberschuss 2001	DM	2.491.065,31
Bilanzgewinn 31.12.2001	DM	2.775.507,41

- übereinstimmend mit dem Formblatt 3 –

B. Erläuterungen zur Gewinn- und Verlustrechnung für das Geschäftsjahr vom 01.01. bis 31.12.2001

1. Zinserträge aus

a) Kredit- und Geldmarktgeschäften

	DM	14.001,66
Vj.	DM	0,00

Ausschüttungserträge von Geldmarktfonds.

2. Zinsaufwendungen

	DM	858,77
Vj.	DM	4.291,01

- Kontokorrentzinsen –

3. Laufende Erträge aus

a) Aktien und anderen nicht festverzinslichen Wertpapieren

	DM	0,00
Vj.	DM	25.026,08

- Merkposten –

b) Anteilen an verbundenen Unternehmen

	DM	1.687.605,62
Vj.	DM	0,00

Es handelt sich um den Veräußerungsgewinn an den Anteilen der Vision@Technologie AG im Rahmen der Kapitalerhöhung.

Aufwendungen aus DBH-Übertragung	DM	- 6.684,10
Verkaufspreis der Aktien bei Kapitalerhöhung	DM	1.530.000,00
Abgabe von Anteilen zu Anschaffungskosten zwecks Kapitalerhöhung	DM	164.289,72
Veräußerungsgewinn	DM	1.687.605,62

4. Ertrag aus Gewinnabführungsvertrag		DM	4.817.827,36
	Vj.	DM	1.330.279,77

HPM Portfolio Management GmbH, Gewinnabführung aufgrund des Ergebnisabführungsvertrages vom 30.12.1998.

8. Sonstige Erträge		DM	271.000,00
	Vj.	DM	0,00

Es handelt sich um einen Ertrag aus der Auflösung von Rückstellungen.

10. Allgemeine Verwaltungsaufwendungen		DM	264.529,93
	Vj.	DM	156.248,46

a) Personalaufwand

	2001 DM	2000 DM
aa) Löhne und Gehälter	28.601,47	29.189,17
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	5.000,00	2.375,00
Davon für Altersversorung: DM 5.000,00 (Vj. DM 2.373,00)		
Summe a)	33.601,47	31.564,17
b) Andere Verwaltungsaufwendungen		
Aufsichtsratsvergütung	6.000,00	7.500,00
Miet- und Servicekosten	30.000,00	30.000,00
Beiträge	5.944,52	650,00
Werbekosten u.a.	13.000,00	35.762,77
Rechts- und Beratungskosten	105.344,11	6.436,25
Abschluss- und Prüfungskosten	45.000,00	39.220,90
Nebenkosten des Geldverkehrs	25.639,83	5.114,37
Summe a)	230.928,46	124.684,29
insgesamt a) + b)	264.529,93	156.248,46

In den Rechts- und Beratungskosten sind vergebliche Aufwendungen zur Verbesserung des SEC-Börsensegmentes von rd. TDM 100,0 enthalten.

12. Sonstige betriebliche Aufwendungen		DM	54.221,94
	Vj.	DM	759.233,71

Es handelt sich überwiegend um Aufwendungen für Börsennotierungen der NYSE (New York Stock Exchange).

13. Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführung zu Rückstellungen im Kreditgeschäft		DM	3.149.999,00
	Vj.	DM	0,00

Es handelt sich um die Abschreibung auf das Darlehen an den ALS Gesellschafter per 31.12.2001.

15. Abschreibungen und Wertberichtigungen auf Beteiligungen. Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere		DM	53.785,33
	Vj.	DM	991.921,72

Es handelt sich um die Abschreibung auf die Anteile an der Vision@Technologie AG, Düsseldorf, die zu Beginn des Geschäftsjahres übernommen werden mussten.

19. Ergebnis der normalen Geschäftstätigkeit		DM	3.267.039,67
	Vj.	DM	-556.389,05

23. Steuern vom Einkommen und vom Ertrag	DM	719.450,92
	Vj. DM	80.837,68

Zusammensetzung:

	2001 DM	2000 DM
Gewerbesteuer Vorjahre	4.005,00	-3.895,38
Körperschaftsteuererstattung Solidaritätszuschlag/Vorjahre	6.510,00	-60.660,19
Körperschaftsteuer	186.163,93	89.783,18
Solidaritätszuschlag	10.239,99	4.938,07
Gewerbesteuer	512.532,00	50.672,00
insgesamt	719.450,92	80.837,68

Die Körperschaftsteuer bemisst sich bei einem zu versteuernden Einkommen von rd. DM 744.000,00 und der Tarifbelastung von 25 %. Der Solidaritätszuschlag beträgt 5,5 % der Körperschaftsteuerbelastung von DM 186.000,00.

Die Gewerbeertragsteuer ergibt sich auf Basis des Gewerbeertrags von DM 2.238.700,00 und eines Messbetrags von DM 111.935,00 bei Anwendung des Hebesatzes für Düsseldorf von 460 %.

Aufgrund der inzwischen eingereichten Steuererklärungen ergaben sich geringfügige Differenzen, die in 2001 aufwandswirksam wurden.

25. Sonstige Steuern	DM	56.523,44
	Vj. DM	0,00

Es handelt sich um Umsatzsteueraufwand aufgrund einer Vorsteuerkorrektur für 2000.

26. Jahresüberschuss/-fehlbetrag	DM	2.491.065,31
	Vj. DM	-637.226,73

27. Gewinnvortrag		DM	284.442,10
	Vj.	DM	921.668,83
31. Bilanzgewinn		DM	2.775.507,41
	Vj.	DM	284.442,10

- übereinstimmend mit der Bilanz –

Vollständigkeitserklärung

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

(Firmenstempel)

Düsseldorf, den 30.05.2002
Ort

An Dr. Glade, König und Partner GmbH
Hamtorwall 52

in 41460 Neuss

Betr.: Jahresabschluß und Lagebericht für das Geschäftsjahr ~~19~~ 2001

Ihnen als Abschlußprüfer erkläre ich ~~(erklären wir)~~ als Vorstandsmitglied(er)/Geschäftsführer hiermit (in eigenem Namen sowie namens und im Auftrag aller übrigen Vorstandsmitglieder/Geschäftsführer) folgendes:

A. Aufklärungen und Nachweise

Die Aufklärungen und Nachweise, um die Sie mich ~~(uns)~~ gemäß § 320 HGB gebeten haben, habe ich ~~(haben wir)~~ Ihnen vollständig und nach bestem Wissen und Gewissen gegeben. Als Auskunftsperson habe ich ~~(haben wir)~~ Ihnen die nachfolgend aufgeführten Personen benannt:

Herr Gröbels

Frau Dr. Siegmund-Rux

Diese Personen sind von mir ~~(uns)~~ angewiesen worden, Ihnen alle gewünschten Auskünfte und Nachweise richtig und vollständig zu geben.

B. Bücher und Schriften

1. Ich habe ~~(Wir haben)~~ dafür Sorge getragen, daß Ihnen die Bücher und Schriften der Gesellschaft vollständig zur Verfügung gestellt worden sind. Zu den Schriften gehören insbesondere auch vertragliche Vereinbarungen mit fremden Rechenzentren, Arbeitsanweisungen und sonstige Organisationsunterlagen, die zum Verständnis der Buchführung erforderlich sind.
2. In den vorgelegten Büchern sind alle Geschäftsvorfälle erfaßt, die für das oben genannte Geschäftsjahr buchungspflichtig geworden sind.
3. Abrechnungen im Bereich der kaufmännischen Rechnungslegung sind
   - ☐ auf der Grundlage der organisatorischen Vorkehrungen und Kontrollen nur nach den Ihnen zur Verfügung stehenden Programmen und den aufgezeichneten Bedienungseingriffen bzw. den Ihnen vorgelegten Arbeitsanweisungen und Organisationsunterlagen durchgeführt worden.
   - ☐ auf der Grundlage der vertraglichen Vereinbarungen mit fremden Rechenzentren entsprechend den gesetzlichen Anforderungen durchgeführt worden.
4. Ich habe ~~(Wir haben)~~ sichergestellt, daß im Rahmen der gesetzlichen Aufbewahrungspflichten und -fristen auch die nicht ausgedruckten Daten jederzeit verfügbar sind und innerhalb angemessener Frist lesbar gemacht werden können, und zwar die Buchungen in kontenmäßiger Ordnung.

C. Jahresabschluß und Lagebericht

1. In dem von Ihnen zu prüfenden Jahresabschluß sind alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse (zum Beispiel drohende Verluste aus schwebenden Geschäften) und Abgrenzungen berücksichtigt, sämtliche Aufwendungen und Erträge enthalten sowie alle erforderlichen Angaben gemacht.
2. Bewertungserhebliche Umstände nach dem Bilanzstichtag
   - ☒ haben sich nicht ergeben.
   - ☐ sind im Jahresabschluß bereits berücksichtigt.
   - ☐ haben wir Ihnen mitgeteilt.
3. Besondere Umstände, die der Fortführung des Unternehmens oder der Vermittlung eines den tatsächlichen Verhältnissen entsprechenden Bildes der Vermögens-, Finanz- und Ertragslage entgegenstehen könnten
   - ☒ bestehen nicht.
   - ☐ sind im Anhang gesondert aufgeführt.
   - ☐ sind in Abschnitt D bzw. in der Anlage angegeben.

Muster A: anzuwenden für Kapitalgesellschaften (ohne Kreditinstitute und Versicherungsunternehmen).
Herausgegeben vom Institut der Wirtschaftsprüfer in Deutschland e.V. · Tersteegenstraße 14 · 40474 Düsseldorf
50006
3.98

4. Eine Übersicht über die Unternehmen
☒ mit denen die Gesellschaft im Geschäftsjahr verbunden war
☒ mit denen im Geschäftsjahr ein Beteiligungsverhältnis bestanden hat
ist Ihnen ausgehändigt worden.

Ausleihungen, Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, bestanden am Abschlußstichtag
☐ nicht.
☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.

5. (nur für Gesellschaften mit beschränkter Haftung zu beantworten)
~~Ausleihungen, Forderungen und Verbindlichkeiten gegenüber Gesellschaftern (§ 42 Abs. 3 GmbHG) bestanden am Abschlußstichtag~~
~~☐ nicht.~~
~~☐ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind~~.

6. Verbindlichkeiten aus der Begebung und Übertragung von Wechseln, aus Bürgschaften, Wechsel- und Scheckbürgschaften und aus Gewährleistungsverträgen sowie Haftungsverhältnisse aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten bestanden am Abschlußstichtag
☐ nicht.
☒ nur in der Höhe, in der sie aus dem Jahresabschluß ersichtlich sind.

Patronatserklärungen, die nicht aus dem Jahresabschluß ersichtlich sind,
☒ bestanden am Abschlußstichtag nicht.
☐ sind unter Abschnitt D aufgeführt.
☐ sind in der Anlage aufgeführt.

7. Besicherungen von Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) durch Pfandrechte und ähnliche Rechte
☒ bestanden am Abschlußstichtag nicht.
☐ sind Ihnen vollständig mitgeteilt worden.

8. Gewährte Vorschüsse, Kredite sowie eingegangene Haftungsverhältnisse, die unter § 285 Nr. 9 c) HGB fallen, bestanden am Abschlußstichtag
☒ nicht.
☐ nur in der Höhe, in der sie im Anhang angegeben sind.

9. Rückgabeverpflichtungen für in der Jahresbilanz ausgewiesene Vermögensgegenstände sowie Rücknahmeverpflichtungen für nicht in der Jahresbilanz ausgewiesene Vermögensgegenstände
☒ bestanden am Abschlußstichtag nicht.
☐ sind unter Abschnitt D aufgeführt.
☐ sind in der Anlage aufgeführt.

10. Verträge, die derivative Finanzinstrumente betreffen (z. B. fremdwährungs-, zins-, wertpapier- und indexbezogene Optionsgeschäfte und Terminkontrakte, Zins- und Währungsswaps, Forward Rate Agreements und Forward Forward Deposits),
☐ bestanden am Abschlußstichtag nicht.
☒ sind in den Büchern der Gesellschaft vollständig erfaßt und Ihnen offengelegt worden.
☐ sind unter Abschnitt D. oder in der Anlage aufgeführt.

11. Verträge, die wegen ihres Gegenstandes, ihrer Dauer, möglicher Vertragsstrafen oder aus anderen Gründen für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von Bedeutung sind oder werden können (zum Beispiel Verträge mit Lieferern, Abnehmern und verbundenen Unternehmen sowie Arbeitsgemeinschafts-, Versorgungs-, Options-, Ausbietungs-, Leasing- und Treuhandverträge und Verträge über Verpflichtungen, die aus dem Gewinn zu erfüllen sind)
☒ bestanden am Abschlußstichtag nicht.
☐ sind unter Abschnitt D aufgeführt.
☐ sind in der Anlage aufgeführt.

Die finanziellen Verpflichtungen aus diesen Verträgen sowie sonstige, wesentliche finanzielle Verpflichtungen (zum Beispiel Großreparaturen) sind — soweit sie nicht in der Bilanz erscheinen —
☐ im Anhang angegeben.
☐ unter Abschnitt D oder in der Anlage aufgeführt.

12. Rechtsstreitigkeiten und sonstige Auseinandersetzungen, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von Bedeutung sind,
☒ lagen am Abschlußstichtag und liegen auch zur Zeit nicht vor.
☐ sind unter Abschnitt D aufgeführt.
☐ sind in der Anlage aufgeführt.

13. Störungen oder wesentliche Mängel des Internen Kontrollsystems sowie festgestellte oder vermutete vermögensschädigende Handlungen gegen das Unternehmen
☒ lagen und liegen auch zur Zeit nicht vor.
☐ haben wir Ihnen vollständig mitgeteilt.

14. Gesetzesverstöße, die Bedeutung für den Inhalt des Jahresabschlusses oder des Lageberichts oder für die Fortführung des Unternehmens haben können,
☒ bestanden nicht.
☐ haben wir Ihnen vollständig mitgeteilt.

15. Von den Schutzklauseln (Unterlassen von Angaben gemäß § 286 HGB, § 160 Abs. 2 AktG)
☐ ist kein Gebrauch gemacht worden.
☒ ist in dem im Anhang dargelegten Umfange Gebrauch gemacht worden.
☐ ist in dem in Abschnitt D bzw. in der Anlage dargelegten Umfange Gebrauch gemacht worden.

16. Der Lagebericht enthält auch hinsichtlich erwarteter Entwicklungen alle für die Beurteilung der Lage der Gesellschaft wesentlichen Gesichtspunkte sowie die nach § 289 HGB erforderlichen Angaben. Vorgänge von besonderer Bedeutung nach dem Schluß des Geschäftsjahres
☒ haben sich nicht ereignet.
☐ sind im Lagebericht angegeben.
☐ sind unter Abschnitt D angegeben.
☐ sind in der Anlage angegeben.

D. Zusätze und Bemerkungen

Unterschrift(en)

☐ Zutreffendes bitte ankreuzen.

Modul der Vollständigkeitserklärung für Kredit- und Finanzdienstleistungs-institute

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

(Firmenstempel)

In Ergänzung zu meiner (unserer) Vollständigkeitserklärung für das Geschäftsjahr 2001 erkläre ich (erklären wir) folgendes:

A. Aufklärungen und Nachweise

Die weiteren Aufklärungen und Nachweise, um die Sie mich ~~(uns)~~ gemäß § 320 HGB i.V.m. §§ 340 und 340k HGB und § 29 KWG gebeten haben, habe ich ~~(haben wir)~~ Ihnen nach bestem Wissen und Gewissen gegeben.

B. Bücher und Schriften

1. Der gesamte Schriftverkehr mit den in- und ausländischen Aufsichtsbehörden (insbesondere an das Institut ergangene schriftliche Weisungen, Beanstandungen und Anfragen) ist Ihnen vollständig und richtig vorgelegt worden.
2. Sofern Daten im Ausland verarbeitet wurden, habe ich ~~(haben wir)~~ sichergestellt, daß sämtliche Bücher, Belege und sonstigen Buchführungsunterlagen sowie die zu ihrem Verständnis erforderlichen Arbeitsanweisungen gegenständlich in Urschrift im Inland vorgehalten werden.

C. Jahresabschluß und Lagebericht

1. Nachrangige Vermögensgegenstände und Schulden, Treuhandverhältnisse sowie Vermögensgegenstände und Schulden, die im fremden Namen und für fremde Rechnung gehalten werden, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind bzw. in dem Ihnen angegebenen Umfang.
2. Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) sowie andere Verpflichtungen gemäß Formblatt 1 Posten Nr. 2 unter dem Strich (Rücknahmeverpflichtungen aus unechten Pensionsgeschäften, Plazierungs- und Übernahmeverpflichtungen, Unwiderrufliche Kreditzusagen) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, die über die in C. 4. der allgemeinen Vollständigkeitserklärung aufgeführten Forderungen und Verbindlichkeiten hinausgehen, sowie sonstige finanzielle Verpflichtungen gegenüber verbundenen Unternehmen bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind bzw. in dem Ihnen angegebenen Umfang.
3. Gewährte Vorschüsse und Kredite sowie eingegangene Haftungsverhältnisse gemäß § 34 Abs. 2 Nr. 2 RechKredV bestanden am Abschlußstichtag
   - ☒ nicht.
   - ☐ nur in der Höhe, in der sie im Jahresabschluß angegeben sind.

☐ Zutreffendes bitte ankreuzen.

Nicht einschlägige Textziffern bitte streichen.

4. Termingeschäfte i.S.v. § 36 RechKredV
   - ☐ bestanden am Abschlußstichtag nicht.
   - ☒ sind im Anhang vollständig und richtig angegeben.
5. Mandate in gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften (§ 267 Abs. 3 HGB), die von gesetzlichen Vertretern oder anderen Mitarbeitern wahrgenommen werden (vgl. § 340a Abs. 4 Nr. 1 HGB),
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind im Anhang vollständig und richtig angegeben.
6. Beteiligungen an großen Kapitalgesellschaften, die fünf vom Hundert der Stimmrechte überschreiten (vgl. § 340a Abs. 4 Nr. 2 HGB),
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind im Anhang vollständig und richtig angegeben.

D. Organisatorische Pflichten gem. § 25a KWG

1. Anweisungen, Vereinbarungen und sonstige Unterlagen zu den Regelungen zur Steuerung, Überwachung und Kontrolle der Risiken sowie zur Bestimmung der finanziellen Lage des Unternehmens
   - ☐ sind Ihnen vollständig ausgehändigt worden.
   - ☒ liegen nicht vor.
2. Anweisungen, Vereinbarungen und sonstige Unterlagen zur ordnungsgemäßen Geschäftsorganisation, zu angemessenen internen Kontrollverfahren und angemessenen Sicherheitsvorkehrungen für den Einsatz der EDV
   - ☒ sind Ihnen vollständig ausgehändigt worden.
   - ☐ liegen nicht vor.
3. Die Aufzeichnungen über die getätigten Geschäfte wurden vollständig vorgelegt.
   - ☒ Ja.
   - ☐ Nein.
4. Vereinbarungen über die Auslagerung von Bereichen gemäß § 25a Abs. 2 KWG
   - ☐ bestehen nicht.
   - ☒ sind Ihnen zusammen mit sämtlichen vertraglichen Vereinbarungen mit den Auslagerungsunternehmen, den Arbeitsanweisungen und sonstigen Organisationsunterlagen vollständig vorgelegt worden.
5. Ich habe ~~(Wir haben)~~ sichergestellt, daß durch die Auslagerung von Bereichen auf ein anderes Unternehmen die Ordnungsmäßigkeit der ausgelagerten Geschäfte oder Dienstleistungen nicht beeinträchtigt wird und meine~~(unsere)~~ Steuerungs- und Kontrollmöglichkeiten weiterhin vorhanden sind.

   5.1. Die erforderlichen Weisungsbefugnisse gegenüber dem Auslagerungsunternehmen wurden vertraglich gesichert.
   - ☒ Ja, soweit erforderlich
   - ☐ Nein.

   5.2. Die ausgelagerten Bereiche sind in das interne Kontrollsystem einbezogen.
   - ☒ Ja, soweit erforderlich
   - ☐ Nein.

E. Bankaufsichtsrechtliche Pflichten

1. Die für die Beurteilung der Einhaltung der Vorschriften des Geldwäschegesetzes (GwG) erforderlichen Unterlagen und Nachweise wurden Ihnen vollständig und richtig vorgelegt (§ 17 PrüfbV i.V.m. § 14 GwG).
2. Alle nach der Prüfungsberichtsverordnung erforderlichen Angaben und Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
3. Nur von Finanzdienstleistungsinstituten zu beantworten:
   Alle Geschäfte mit Finanzinstrumenten, die auf eigene Rechnung getätigt wurden, sind Ihnen vollständig und richtig vorgelegt worden. Alle mit Kunden bestehenden vertraglichen Vereinbarungen sowie die von den Kunden erteilten Vollmachten sind Ihnen vollständig und richtig vorgelegt worden.
4. Alle nach § 29 Abs. 1 KWG für die Prüfung des Jahresabschlusses erforderlichen Unterlagen und Nachweise sind Ihnen vollständig und richtig vorgelegt worden.
5. Forderungen (einschließlich Rückgriffsforderungen) aus Krediten, die unter § 15 Abs. 1 Nr. 1 bis 6, Abs. 2 KWG fallen, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Ihnen angegebenen Höhe.

6. Kredite i.S.v. § 10 Abs. 2a Satz 2 Nr. 4 und Nr. 5 KWG
- ☐ bestanden im Berichtsjahr nicht.
- ☒ sind Ihnen vollständig und richtig mitgeteilt worden.

7. Abzugsposten von der Summe des Kern- und Ergänzungskapitals gemäß § 10 Abs. 6 KWG
- ☒ bestanden im Berichtsjahr nicht.
- ~~sind Ihnen vollständig und richtig mitgeteilt worden.~~

8. Die Absicht zur Marktpflege gemäß § 10 Abs. 5 Satz 6 und 7, Abs. 5a Satz 6 und 7 sowie Abs. 7 Satz 5 und 6 KWG
- ☒ bestand nicht.
- ☐ bestand.

9. Die für die Ermittlung der nicht realisierten Reserven gemäß § 10 Abs. 2b Satz 1 Nr. 6 und Nr. 7 KWG erforderlichen Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.

10. Die für die Ermittlung der Drittrangmittel gemäß § 10 Abs. 2c erforderlichen Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.

11. Eine Übersicht über die Institute, Finanzunternehmen und Unternehmen mit bankbezogenen Hilfsdiensten, die nachgeordnete Unternehmen gemäß § 10a Abs. 2 und 4 KWG sind, ist Ihnen ausgehändigt worden.

12. ~~Nur auszufüllen von Einzelkaufleuten von Instituten, die keinen Antrag für die Anerkennung des freien~~ Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

    Meine in der Bilanz zum ____________ (Abschlußstichtag) nicht erfaßten Verbindlichkeiten (einschließlich meiner persönlichen Steuerschulden) habe ich Ihnen vollständig angegeben. Diese übersteigen meine freien Vermögenswerte, soweit ich sie Ihnen nachgewiesen habe, nicht/um rund

    ______________________ DM.

    Verträge, Rechtsstreitigkeiten, sonstige Auseinandersetzungen und Haftungsverbindlichkeiten, die für die Beurteilung meines freien Vermögens von Bedeutung sind, lagen bis zur Abgabe dieser Erklärung nicht vor/habe ich Ihnen vorgelegt bzw. mitgeteilt.

    Vorgänge nach dem Schluß des Geschäftsjahres, die für die Beurteilung meines freien Vermögens von ~~Bedeutung sind, haben sich nicht ereignet/habe ich Ihnen vorgelegt bzw. mitgeteilt.~~

13. ~~Nur auszufüllen von persönlich haftenden Gesellschaftern von Instituten, die keinen Antrag für die~~ Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

    Meine in der Bilanz zum ____________ (Abschlußstichtag) nicht erfaßten Verbindlichkeiten (einschließlich meiner persönlichen Steuerschulden) übersteigen meine freien Vermögenswerte, soweit ich sie Ihnen nachgewiesen habe, nicht/um rund

    ______________________ DM.

    Risiken aus Verträgen, Rechtsstreitigkeiten, sonstigen Auseinandersetzungen und Haftungsverbindlichkeiten, die mein freies Vermögen betreffen, habe ich dabei angemessen berücksichtigt.

    Die vorstehende Erklärung gilt auch für den heutigen Tag unverändert/ Mein Vermögensstand hat seit ~~dem Abschlußstichtag die folgenden Änderungen erfahren:~~

    ____

14. Sämtliche für die Ermittlung der Grundsatzkennziffern (Eigenmittel und Liquidität) relevanten Tatbestände wurden Ihnen vollständig und richtig vorgelegt.

15. Eine Übersicht über die bedeutenden Beteiligungen an Unternehmen, die weder Institute, Finanzunternehmen oder Versicherungsunternehmen noch Unternehmen mit bankbezogenen Hilfsdiensten sind (§ 1 Abs. 9 i.V.m. § 12 Abs. 1 KWG), ist Ihnen ausgehändigt worden.

16. Die Absicht, eine bedeutende Beteiligung an einem Institut zu erwerben bzw. die Höhe der bedeutenden Beteiligung zu verändern,
- ☒ besteht nicht.
- ☐ besteht.

17. Sämtliche Unterlagen über Kredite gemäß § 19 Abs. 1 KWG sind Ihnen vollständig und richtig vorgelegt worden.

18. Sämtliche anzeigepflichtigen Tatbestände nach §§ 24 und 24a KWG sind Ihnen vollständig und richtig mitgeteilt worden.

Nur auszufüllen von Einzelkaufleuten oder persönlich haftenden Gesellschaftern von Instituten, die einen Antrag auf Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

- ☐ ~~Die von der Bankaufsichtsbehörde vorgeschriebene Erklärung ist als Anlage beigefügt.~~

G. Zusätze und Bemerkungen

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT NEUSS

Bericht
über die Prüfung
des Jahresabschlusses
zum 31.12.2000
und des
Lageberichts 2000
der
DBH Deutsche Beteiligungs Holding AG
Düsseldorf

INHALTSVERZEICHNIS

Allgemeiner Teil

I. Auftrag und Auftragsdurchführung

Wir, die Dr. Glade, König und Partner GmbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Hamtorwall 52, 41460 Neuss, wurden vom Vorstand der

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (kurz DBH)

beauftragt, den Jahresabschluß für das Geschäftsjahr 2000 zu prüfen und darüber Bericht zu erstatten. Hierbei handelt es sich um eine gesetzliche Abschlußprüfung nach § 340 Abs. 4 HGB in Verbindung mit § 340a Abs. 1 HGB. Die Gesellschaft ist als Finanzholding-Gesellschaft wie eine große Kapitalgesellschaft zu behandeln. Die Prüfung wurde nach berufsüblichen Grundsätzen unter Beachtung der besonderen Vorschriften nach der Verordnung über die Prüfung der Jahresabschlüsse und Zwischenabschlüsse der Kreditinstitute und Finanzdienstleistungsinstitute und über die Prüfung nach § 12 Abs. 1 Satz 3 des Gesetzes über Kapitalanlagegesellschaften sowie darüber zu erstellende Berichte (Prüfberichtsverordnung - PrüfbV) erstellt.

Die Prüfung haben wir unter Hinzuziehung unseres Mitarbeiter Dipl.-Kfm. Larsen Lüngen, Steuerberater, in der Zeit vom 22.03. bis 28.03.2001 (Vorprüfung) und vom 27.04. bis 04.05.2001 (Hauptprüfung) in den Räumen der Gesellschaft in Düsseldorf und anschließender Berichterstattung in unserem Büro durchgeführt.

Zu Beginn der Hauptprüfung wurde uns der Jahresabschluß der Gesellschaft und die Formblätter 1 und 3 der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzinstitute (RechKredV) vorgelegt. Dieser Jahresabschluß ist in Anlagen 1 bis 4 zu diesem Bericht beigefügt. Sämtliche Auskünfte und Unterlagen wurden uns bereitwillig erteilt und zur Verfügung gestellt.

Bei der Prüfung wurden die vom Institut der Wirtschaftsprüfer in Deutschland e.V. niedergelegten Grundsätze ordnungsmäßiger Durchführung von Abschlußprüfungen beachtet.

Die vollständige Erfassung aller Geschäftsvorfälle im Jahresabschluß zum 31.12.2000 wurde uns von der Geschäftsführung schriftlich bestätigt.

Für die Durchführung unseres Auftrages und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer in der Fassung vom 01.07.2000 maßgebend.

II.a. Darstellung der rechtlichen, wirtschaftlichen und organisatorischen Grundlagen (§ 5 Abs. 1 PrüfbV)

Vorjahresabschluß/Hauptversammlungsbeschlüsse

Die Hauptversammlung vom 23.10.2000 hat den von uns mit uneingeschränktem Bestätigungsvermerk versehenen Jahresabschluß zum 31.12.1999 und den Lagebericht 1999 gebilligt. Die Bilanzsumme betrug DM 6.695.503,88 und der Bilanzgewinn DM 921.688,83. Es wurde beschlossen, den Bilanzgewinn auf neue Rechnung vorzutragen. Dem Vorstand wurde Entlastung erteilt und hinsichtlich des Abschlußprüfers wurde unsere Wiederwahl (für 2000) beschlossen.

Alle Hauptversammlungsbeschlüsse wurden umgesetzt. Der Bilanzgewinn wurde vorgetragen und uns der Auftrag zur Pflichtprüfung für das Geschäftsjahr 2000 am 24.01.2001 erteilt. Ferner wurden alle Bilanzvorträge per 31.12.1999 zum 01.01.2000 ordnungsgemäß übernommen, so daß die Bilanzkontinuität gemäß § 252 I Nr. 1 HGB gewahrt ist.

Zu Nr. 1:

Die DBH betreibt ihr Geschäft in der Rechtsform einer Aktiengesellschaft. Die Gesellschaft wurde durch die derzeit gültige Satzung vom 09.07.1997 gegründet (Notar Dr. Stefan Zimmermann, Köln UR-Nr. Z 2286/1998). Im Handelsregister (Amtsgericht Düsseldorf, HRB 36342) der Gesellschaft befinden sich zum Prüfungszeitpunkt u.a. nachfolgende Eintragungen (letzter Auszug vom 01.09.2000):

Firma:	DBH Deutsche Beteiligungs Holding AG
Rechtsform:	Aktiengesellschaft
Sitz:	Düsseldorf
Gründung:	9. Juli 1998 vor Notar Dr. Stefan Zimmermann, Köln (UR-Nr. Z 2286 für 1998)
Handelsregister:	Amtsgericht Düsseldorf HR B 36342 Die Gründung wurde am 21. August 1998 eingetragen.
Gegenstand des Unternehmens:	Beteiligung an anderen Unternehmen sowie damit zusammenhängende Geschäfte, insbesondere die Übernahme des Bestand und Betriebes der HERMES Portfolio Management GmbH (jetzt HPM Portfolio Management GmbH) in Düsseldorf-Garath. Die Gesellschaft ist berechtigt, alle den Gesellschaftszweck fördernden und im Zusammenhang damit stehende Geschäfte durchzuführen, insbesondere andere Unternehmen gleicher oder ähnlicher Art zu übernehmen, sich an solchen zu beteiligen und Zweigniederlassungen zu errichten.
Satzung:	Ursprüngliche Fassung vom 9. Juli 1998 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 2286/1998), neu gefaßt am 22.03.2000 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 974/2000) und geändert durch Aufsichtsratsbeschluß vom 14.06.2000.
Vorstand:	Henry Littig, Erkrath (Alleinvorstand)

Grundkapital:

Die Gesellschaft wurde am 9. Juli 1998 mit einem Grundkapital von DM 100.000,-- gegründet. Es ist eingeteilt in 20.000 auf den Inhaber lautende Aktien von je DM 5,--. Die Ausgabe der Aktien erfolgte zum Nennbetrag.
Das Grundkapital wurde am 16. Juli 1998 eingezahlt.

Am 13. Oktober 1998 hat die außerordentliche Hauptversammlung eine Erhöhung des Grundkapitals um DM 1.525.000,-- auf DM 1.625.000,-- durch Ausgabe von 305.000 Stück Inhaberaktien im Nennwert von je DM 5,-- beschlossen. Die Kapitalerhöhung erfolgt als Sacheinlage durch Einbringung des 100 %-igen Geschäftsanteils an der HERMES Portfolio Management GmbH (HPM) im Nennwert von DM 50.000,--. Die Werthaltigkeit der Sacheinlage ist durch das Bewertungsgutachten der Wirtschaftsprüfungsgesellschaft Dr. Glade, König und Partner GmbH, Neuss, vom 6. August 1998 nachgewiesen. Der Beschluß der Hauptversammlung und die Durchführung der Kapitalerhöhung wurde am 9. November 1998 in das Handelsregister eingetragen.

Am 21. Januar 1999 ist die Erhöhung des Grundkapitals um DM 375.000,-- auf DM 2.000.000,-- beschlossen worden. Die 75.000 Inhaberaktien im Nennwert von je DM 5,-- wurden in bar ausgegeben.

Am 22. März 2000 wurde der Vorstand ermächtigt, eine weitere Kapitalerhöhung um DM 1.000.000,-- auf DM 3.000.000,-- durch Ausgabe neuer Inhaberaktien im Nennbetrag von je DM 5,-- bis spätestens 31.12.2001 durchzuführen.

Gemäß der ihm in § 3 Abs. 5 der Satzung erteilten Ermächtigung hat der Vorstand - mit Zustimmung des Aufsichtsrats - am 14.06.2000 beschlossen, das Grundkapital um DM 300.000,-- auf DM 2.300.000,-- zu erhöhen. Durch Beschluß des Aufsichtsrats ist die Satzung in § 3 (Grundkapital, Aktien) entsprechend geändert worden. Die Kapitalerhöhung ist durchgeführt.

Kapitalrücklage (ergänzend): Durch Ausgabe von ADR's durch die "The Bank of New York" wurde ein Agio in Höhe von DM 2.625.000,-- in die Kapitalrücklage eingestellt. Sie ermittelt sich wie folgt:

Kapitalerhöhung am 21.01.1999:	DM	375.000,--
Ausgegebene Inhaberaktien (Stck. DM 5,--)	Stück	75.000
Eine Aktie entspricht 4 ADR's, ADR's insgesamt	ADR's	300.000
Emissionspreis pro ADR = DM 10,--, Emissionsvolumen	DM	3.000.000,--
./. Kapitalerhöhungsbetrag	./. DM	375.000,--
Kapitalrücklage	DM	2.625.000,--

Zu Nr. 2:

Die Aktien aus der Kapitalerhöhung wurden zu Veräußerungszwecken von der HPM Portfolio Management GmbH (HPM) gehalten (vgl. Aktiva 13).

Zu Nr. 3 und 4:

Die Geschäftsleitung i.S. von § 1 Abs. 2 KWG der Gesellschaft ist der Vorstand (s. zu Nr. 1). Der Aufsichtsrat der Gesellschaft setzte sich zum 31.12.2000 wie folgt zusammen:

Daniel Hoenings, Dipl.-Internat-Betriebswirt, Düsseldorf (Vorsitzender)

Dr. Ingrid Siegmund-Rux, Marketingkauffrau, Erftstadt (Stellvertreter)

Günther Trautmann, Steuerberater, Neuss.

Der Aufsichtsrat erfüllt bei größeren Entscheidungen Kontrollfunktion.

Zu Nr. 6:

Die Gesellschaft tätigte im Geschäftsjahr keine Finanzdienstleistungen, sondern hält lediglich eine 100 %-Beteiligung an dem Finanzdienstleistungsinstitut HPM.

Zu Nr. 7:

Die Tochtergesellschaft HPM ist berechtigt, ihre Finanzdienstleistungen zu erbringen. Entgegenstehende erlaubnisrechtliche Tatsachen sind zum Prüfungszeitpunkt nicht bekannt.

Zu Nr. 8:

Die DBH ist am 31.12.2000 zu 100 % an der HPM beteiligt. Seit 1998 besteht ein zivilrechtliches Organschaftsverhältnis, das seit 1999 bei unveränderten Rahmenbedingungen die Voraussetzungen für eine steuerliche Organschaft erfüllt. Das Stammkapital der HPM beträgt EUR 750.000,--.

Zum Stichtag bestand an der Vision@Technologie AG, Düsseldorf (kurz Vision) eine 80 %-Beteiligung.

Ferner ist die DBH am Stichtag als Gründungsgesellschafterin an der am 22.03.2000 gegründeten ekip.de AG, Düsseldorf, zu 80 % beteiligt.

Zu Nr. 9:

Die Gesellschaft wird von dem Geschäftsleiter (Vorstand), Herrn Henry Littig, geleitet. Er ist von den Beschränkungen des § 181 BGB befreit. Neben dem Vorstand sind zum 31.12.2000 keine Angestellten bei der DBH beschäftigt.

Zu Nr. 10:

Zweigstellen wurden weder im Inland noch im Ausland errichtet. Die Dokumentation von Geschäftsvorgängen und die Organisation des Rechnungswesens sind für Art und Umfang der Geschäftstätigkeit ausreichend (vgl. V.). Ein internes Überwachungssystem beschränkt sich auf die Aufgabenverteilung zwischen Vorstand und Aufsichtsrat. Eine gesonderte Innenrevision ist nicht eingerichtet.

II.b. Darstellung der aufsichtsrelevanten Unternehmensbereiche, die auf externe Dienstleister ausgelagert sind (§ 5 Abs. 2 PrüfbV)

Das Rechnungswesen ist auf die HPM bzw. deren Finanzbuchhaltung ausgelagert. Die Steuererklärungen 2000 wurden bei einer Steuerberatungs- und Wirtschaftsprüfungsgesellschaft in Auftrag gegeben.

Allen aufgeführten Dienstleistern sind die Vorschriften zu §§ 14 WpHG (Verbot von Insidergeschäften) von der Geschäftsführung erläutert worden.

III. Bericht über Auflagen (§ 8 PrüfbV)

Spezielle oder allgemeine Auflagen wurden der Gesellschaft nach eigenen Angaben nicht auferlegt.

IV. Bericht über Beziehungen zu verbundenen Unternehmen (§ 9 PrüfbV)

Seit Gründung ist die 100 % Tochtergesellschaft HPM ein verbundenes Unternehmen. Die geschäftlichen Beziehungen betrafen im wesentlichen den Auftrag der DBH an die HPM (für TDM 700,0) die Eigenplazierung von Aktien zu unterstützen.

Zu diesem Zweck hielt die HPM treuhänderisch Anteile an der DBH im Nominalwert zu TDM 300, die dann an die Neuaktionäre weitergegeben wurden. Bei der DBH ist diese Einlage als ausstehende Einlage aktiviert (vgl. Aktiva 13). Außerdem existiert seit Juli 1998 ein Service-Vertrag, nach dem der DBH monatlich DM 2.500,-- für Raum- und Verwaltungsnutzung in Rechnung gestellt werden. Mit Wirkung zum 01.01.1998 ist die HPM durch den Organschaftsvertrag vom 30.12.1998 verpflichtet, der DBH ihr Ergebnis abzuführen sowie berechtigt, einen Ausgleich für Ver-

luste eines Geschäftsjahres zu erhalten. Das Eigenkapital der HPM betrug am 31.12.2000 TDM 2.226,0. Die Beziehungen zwischen beiden Gesellschaften sind ferner dadurch gekennzeichnet, daß Herr Henry Littig 2000 sowohl Geschäftsführer der HPM als auch Alleinvorstand der DBH ist. In beiden Funktionen ist er von den Beschränkungen des § 181 BGB befreit.

Weiteres verbundenes Unternehmen ist die 80 %ige Tochtergesellschaft Vision@Technologie AG (Vision), Düsseldorf. Die geschäftlichen Beziehungen im Unternehmensverbund betreffen im wesentlichen den Auftrag der Vision an die HPM, die Eigenplazierung von Aktien zu unterstützen. Hierzu wurde ein Entgelt von 25 % des Gesamtrechnungsvolumens von 5,1 Mio vereinbart, falls das genannte Zeichnungsvolumen erzielt wird, andernfalls 10 % des erzielten Zeichnungsvolumens. Nach Emissionsfortschritt wurden zum 31.12.2000 der Höchstbetrag von DM 1.275.000,-- berechnet.

Die Ausgabe der Aktien sowie die angekündigte Notierung von ADR's (American depositary receipts; handelbare Anteilsrechte an Aktien nach US-amerikanischem Recht) hat sich in den USA verzögert. Die HPM hat zur Abwehr von Drittansprüchen sowie zur Sicherung von Regressansprüchen der Vision und HPM eine Rückstellung in Höhe von 50 % des vereinbarten Entgelts berücksichtigt. In diesem Zusammenhang hat die Gesellschaft zusammen mit HPM am 28.12.2000 eine befristete (30.06.2002) auf DM 1 Mio. beschränkte Patronatserklärung abgegeben.

Da die Aktienausgabe noch nicht abgeschlossen war, konnte bei der Vision AG noch keine Einstellung eines Agios in eine Kapitalrücklage erfolgen. Der von den zukünftigen Aktionären hierfür geleistete Betrag von DM 3.570.000,-- wurde deswegen zum Stichtag als Verbindlichkeit passiviert. Nach der Aktivierung der Emissionsaufwendungen bei der Vision als Aufwendung für Ingangsetzung und Erweiterung des Geschäftsbetriebes ergab sich bei der Vision ein nicht durch Eigenkapital gedeckter

Fehlbetrag von DM 259.677,03. Bei der Muttergesellschaft DBH wurde aufgrund der Patronatsvereinbarung vom 28.12.2000 eine Rückstellung von DM 271.000,-- gebildet. Eine Auszahlung an die DBH im Rahmen dieser Emission wurde in voller Höhe als Verbindlichkeit passiviert (TDM 1.530,0).

Die 80 % Beteiligung an der ekip.de AG, Düsseldorf, wurde durch Teilnahme an der Gründung am 22.03.2000 erworben. Die Geschäftsbeziehungen zwischen DBH und ekip sind aufgrund der Gründungsphase der ekip von untergeordneter Bedeutung und beschränken sich zur Zeit auf einige Kostenverrechnungen. Die ekip erwirtschaftete im Gründungsjahr 2000 einen Jahresfehlbetrag von DM 95.633,39 und weist zum Stichtag ein Eigenkapital von DM 404.366,61 aus.

V. Bericht über die Organisation des Rechnungswesens (§ 10 PrüfbV)

Die Finanz- und Lohnbuchhaltungsunterlagen der Gesellschaft werden sortiert nach Belegkreisen, Bankbelege, Lohnbuchhaltungsbelege, Eingangs- und Ausgangsrechnungen abgelegt. Die Kontierung, Buchung, Lohnabrechnungen und das monatliche Meldewesen der Gesellschaft liegen in der Verantwortung der HPM. Die Gesellschaft erstellt ca. 2 bis 4 Wochen nach Ablauf des jeweiligen Monats Summen- und Saldenlisten sowie betriebswirtschaftliche Auswertungen. Eine frühere Bearbeitung der Monatsabschlüsse ist wegen der spät ankommenden ausländischen Unterlagen bei der Tochtergesellschaft HPM nicht möglich. Aus diesen Saldenlisten wurden dann die Quartalsmeldungen gemäß Monatsausweisverordnung erstellt, die den Bewertungs- und Ausweisvorschriften der RechKredV nur teilweise gerecht wurden.

Seit Januar 2000 wird das Rechnungswesen im eigenen Haus bei der HPM über das Programm Finesse 1.103 geführt. Die Probleme bei den Monatsausweisen wurden erkannt und sollen durch eine neue Software behoben werden. Mittelfristig ist die Anschaffung eines Rechnungswesensystems geplant, das eine Schnittstelle zum Meldesystem ermöglicht. Ein internes Rechnungswesen ist nicht eingerichtet. Das Rechnungswesen entspricht insgesamt den Grundsätzen ordnungsgemäßer Buchführung.

VI. Bericht über Handelsgeschäfte (§ 11 PrüfbV)

Handelsgeschäfte wurden von der Finanzholding-Gesellschaft nicht ausgeführt.

VII. Darstellung der geschäftlichen Entwicklung im Berichtsjahr (§ 13 PrüfbV)

Die geschäftliche Entwicklung hängt nahezu ausschließlich von der Tochtergesellschaft ab. Während insgesamt das Ergebnis an der HPM (TDM 1.330,3 zzgl. gesetzliche Rücklageneinstellung von TDM 709,7) lediglich um TDM 288,7 unter dem Vorjahr lag, mußten in 2000 erhebliche Aufwendung aus der Vision verzeichnet werden. Insgesamt wurde das Ergebnis der DBH mit TDM 1.515,4 (Beteiligungsabschreibung TDM 606,4 in DBH, Garantierückstellung bei HPM TDM 638,0 und Haftungsrisiko bei DBH TDM 271,0) durch die finanziellen Schwierigkeiten bei der Vision belastet. Im einzelnen wird auf die Ausführungen zur Ertragslage verwiesen.

VIII. Darstellung der Vermögenslage (§ 14 PrüfbV)

Die zusammengefaßten Bilanzen 1999 und 2000 zeigen folgendes Bild:

	31.12.2000 in TDM	in % der Bilanzsumme	31.12.1999 in TDM	in % der Bilanzsumme
Barreserve und Bankguthaben	1.124,9	10,5	187,5	2,8
Beteiligungen an Anteile an verbundenen Unternehmen	4.931,5	46,0	2.364,0	35,3
Sonstige Finanzanlagevermögen	404,3	3,8	1.409,0	21,0
Forderungen an verbundene Unternehmen	2.615,0	24,4	2.588,6	38,7
Sonstige Vermögensgegenstände	1.348,8	12,5	146,4	2,2
Ausstehende Einlagen	300,0	2,8	0,0	0,0
insgesamt	10.724,5	100,0	6.695,5	100,0
Verbindlichkeiten, kurzfristig	5.207,0	48,6	75,1	1,1
langfristige Rückstellungen	7,0	0,1	4,7	0,1
kurzfristige Rückstellungen	301,0	2,7	1.069,0	16,0
Eigenkapital	5.209,5	48,6	5.546,7	82,8
insgesamt	10.724,5	100,0	6.695,5	100,0

Das Eigenkapital hat sich wegen der Erhöhung des Stammkapitals um TDM 300,0 (von TDM 2.000,0 auf TDM 2.300,0) einerseits und dem Jahresfehlbetrag andererseits von TDM 637,2 um TDM 337,2 auf TDM 5.209,5 verringert. Die Eigenkapitalquote ist um 34,2 % auf 48,6 % gesunken. Ohne Berücksichtigung der ausstehenden Einlage von TDM 300,0 ergäbe sich bei einer bereinigten Bilanzsumme von TDM 10.424,5 ein Eigenkapital von TDM 4.909,5 und eine Eigenkapitalquote zum 31.12.2000 von 47,1 %. Durch den bevorstehenden Abschluß der Kapitalbeschaffungsmaßnahme werden Eigenkapitalmittel in die Kapitalrücklage einfließen.

IX. Darstellung der Ertragslage (§ 15 PrüfbV)

Die Ertragslage in 2000 stellt sich im Vergleich zu 1999 zusammengefaßt wie folgt dar:

	2000 in TDM	in % der Bilanzsumme	1999 in TDM	in % der Bilanzsumme	in % vom Vorjahr
Zinserträge	0,0	0,0	6,4	0,3	--
Zinsaufwand	- 4,3	- 0,3	- 1,3	- 0,1	330,8
Zinsergebnis	- 4,3	- 0,3	5,1	0,2	- 84,3
Gewinnabführungserträge	1.330,3	98,4	2.328,7	98,3	57,1
Beteiligungserträge	25,0	1,9	37,3	1,5	67,0
Finanzergebnis	1.351,0	100,0	2.371,1	100,0	57,0
Personalkosten	- 31,6	- 2,3	- 45,7	- 1,9	69,1
Andere Verwaltungskosten	- 124,9	- 9,3	- 102,2	- 4,3	122,2
Sonstige Aufwendungen	- 59,2	- 4,4	- 93,7	- 4,0	63,2
Operatives Ergebnis	1.135,3	84,0	2.129,5	89,8	53,3
Außerordentliche Aufwendungen:					
Eigenkapitalbeschaffungskosten	- 700,0	- 51,9	0,0	0,0	--
Abschreibung/Haftung aus Finanzanlagen	- 991,9	- 73,5	0,0	0,0	--
Ergebnis vor Steuern	- 556,6	- 41,4	2.129,5	89,8	- 26,1
Ertragsteuern	- 80,6	- 6,0	-1.063,0	- 44,8	7,6
Jahresüberschuß/ Fehlbetrag	- 637,2	- 47,4	1.066,5	45,0	- 59,7

Bei rückläufigem Zins- und Beteiligungsergebnis kommt der wesentliche Ertrag aus der Gewinnabführung der Tochtergesellschaft HPM. Dieser Ertrag ist in 2000 im Vorjahresvergleich um 42,9 % zurückgegangen. Hierbei ist jedoch zu berücksichtigen, daß die Gewinnabführung um eine gesetzliche Rücklage in der HPM in Höhe von TDM 709,8 gemindert wurde. Ohne diese Rücklage wären TDM 2.040,1 abgeführt worden, was 87,6 % (- 12,4) des Vorjahres-

betrages entspricht. Der verbleibende Rückgang der Gewinnabführung im Vergleich zum Vorjahr ergibt sich durch das abgeschwächte Börsenklima sowie durch Wertberichtigungsbedarf bei der HPM wegen der Vision.

Die Verwaltungs- und sonstigen Kosten zeigen keine signifikanten Änderungen im Vergleich zum Vorjahr. Das operative Ergebnis hat sich insgesamt um TDM 994,2 (- 46,7 %) auf TDM 1.135,3 verschlechtert.

Im Geschäftsjahr 2000 wurde das Ergebnis durch einmalige Aufwendungen belastet. Hierbei handelt es sich um die Aufwendungen für eine Eigenkapitalbeschaffungsmaßnahme in Gestalt einer Emission von Aktien aus einer genehmigten Kapitalerhöhung sowie um Wertbereinigungen im Zusammenhang mit dem Beteiligungsbesitz, vornehmlich der Vision.

Aufgrund der gesetzlichen Rücklage bei der Tochtergesellschaft HPM, mit der ein Ergebnisabführungsvertrag besteht, ist die Gesellschaft zur Abführung von Ertragsteuern trotz eines negativen Ergebnisses vor Steuern verpflichtet.

X. Darstellung des Anzeigewesens (§ 16 PrüfbV)

Die Finanzholding-Gesellschaft hat die Anzeigepflichten, mit Ausnahme von Fristüberschreitung, weitgehend eingehalten.

Wesentliche Verstöße gegen die (konsolidierten) Anzeigenverpflichtungen sind im Rahmen der Prüfung nicht aufgefallen. Die Gesellschaft zeigt die anzeigepflichtigen Sachverhalte gemäß Monatsanzeigenverordnung, Anzeigenverordnung (§ 24 Abs. 3a, § 25 Abs. 2 KWG) an.

Eine Erlaubnispflicht (§ 32 KWG) besteht für die Finanzholding-Gesellschaft nicht. Das ihr untergeordnete Finanzdienstleistungsinstitut (HPM) ist seinen erlaubnisrechtlichen Anzeigenverpflichtungen nachgekommen (§ 32, § 64e KWG).

XI. Bericht über die Beachtung der Pflichten nach dem Geldwäschegesetz (§ 17 PrüfbV)

Die Gesellschaft hat bei der Eigenkapitalbeschaffung die Identifizierung der Zeichner in Listen vorgenommen und die Richtigkeit anhand von Personaldokumenten geprüft. Diese Verpflichtung ergab sich auch daraus, daß die Daten der SEC zwecks Börsennotierung der Anteile vorgelegt werden mußten.

Ein Geldwäschebeauftragter (§ 14 Abs. 2 Ziffer 2 GWG) ist in Abhängigkeit der Größe des Instituts gemäß Schreiben des BAKred vom 17.09.1999 nicht bestellt.

XII. Handels- und Anlagebuch, Nichthandelsinstitute (§§ 19 bis 21 PrüfbV)

Die Gesellschaft führt keine Finanzdienstleistungen aus. Die Wertpapiere und Beteiligungen werden ausschließlich dem Anlagenbestand zugerechnet.

XIII. Eigenmittel, konsolidierte Eigenmittel, Eigenmittelgrundsatz (§§ 22 bis 24 PrüfbV)

Als Finanzholding-Gesellschaft hat die DBH die konsolidierte Eigenmittelausstattung nach § 10a KWG zu beachten. Das nachgeordnete Finanzdienstleistungsinstitut erfüllt die Mindestausstattung nach § 10 KWG. Die konsolidierten Eigenmittel stellen sich wie folgt dar:

	DBH DM	HPM DM	konsolidiert DM
Geleistetes Stammkapital			
incl. Kapitalrücklage	4.925.000,--	1.466.941,75	
Ausstehende Einlage	- 300.000,--	0,--	
Gesetzliche Rücklage	0,--	709.686,64	
Eigene Anteile	0,--	- 709.686,64	
Immaterielle Vermögensgegenstände	0,--	- 53.237,--	
	4.625.000,--	1.413.704,75	
Kernkapital (§ 10a Abs. 1; § 10 Abs. 1 KWG)			6.038.704,75
Kürzungen nach § 10a Abs. 6 S. 4 KWG			
Unterschiedsbetrag § 10a Abs. 6 S. 6 KWG	- 2.941.941,75	1.466.941,75	- 1.475.000,--
Anpassung des Unterschiedsbetrages gemäß § 10a Abs. 6 S. 7 KWG (Beteiligung seit 1998) insgesamt 7/10			1.032.500,--
Kürzung insgesamt i.S. § 10 Abs. 6 Nr. 1a KWG			- 442.500,--
Haftende Eigenmittel, § 10a			5.596.204,75

Aufgrund der Sechsmonatsdurchschnittsmeldungen, war ein Unterschreiten der konsolidierten Eigenmittel im Monatsdurchschnitt nicht festzustellen.

Hinsichtlich der Eigenmittelausstattung nach § 10a Abs. 1; § 10 Abs. 9 KWG liegt zum 31.12.2000 folgende Überdeckung vor:

	DBH DM	HPM DM	konsolidiert DM
Allgemeine Verwaltungskosten	156.248,46	3.363.124,89	3.519.373,35
Abschreibungen	0,--	81.561,20	81.561,20
insgesamt	156.248,46	3.444.686,09	3.600.934,55

	DM
hiervon 1/4	- 900.233,64
Vorhandene Eigenmittel	5.596.204,75
Überdeckung	4.695.971,11

Als nachgeordnetes Unternehmen im Sinne des § 10a Abs. 2 Satz 2 KWG ist die HPM bei der DBH in die Eigenkapitalkonsolidierung mit aufzunehmen. Da der HPM keine Unternehmen nachgeordnet sind, ist sie selber zur Eigenmittelkonsolidierung nach § 10a KWG nicht verpflichtet.

Die Gesellschaft gibt seit 2000 regelmäßig die konsolidierte Grundsatz I-Meldungen sowie seit 01.07.2000 konsolidierte Grundsatz II-Meldungen ab. Mit Ausnahme der Buchungen im Rahmen der Jahresabschlußarbeiten zum 31.12.2000 sowie der teilweise Fristüberschreitungen (überwiegend wegen der aus den USA benötigten Unterlagen) sind die Meldungen nach Wesentlichkeitsgrundsätzen angemessen.

XIV. Risikovorsorge (§ 25 PrüfbV)

Den Risiken des Beteiligungsgeschäfts wird durch eine angemessene Eigenmittelausstattung Rechnung getragen. Für die Risiken aus der Beteiligung Vision wurden in den Abschlüssen der HPM und der DBH angemessene Rückstellungen und Wertberichtigungen vorgenommen.

XV. Darstellung der Liquiditätslage (§ 26 PrüfbV)

Der Liquiditätsstatus stellt sich im Vergleich zum Vorjahr wie folgt dar:

a) Liquiditätsstatus

	31.12.2000 in TDM	in %	31.12.1999 in TDM	in %
Bei kurzfristigen Schulden (Sonstige Verbindlichkeiten, kurzfristige Rückstellungen) von	- 5.508,0	100,0	- 1.144,1	100,0
und liquiden Mitteln I. Ordnung (Kassenbestand, Bankguthaben, Wertpapierdepots, ausstehende Einlage) von	1.829,2	33,2	1.596,5	139,5
besteht eine Unterdeckung/Überdeckung von	- 3.678,8	66,8	452,4	- 39,5
bei Einbeziehung von liquiden Mitteln II. Ordnung (Forderungen einschließlich verbundener Unternehmen) von	3.963,8	72,0	2.735,0	239,1
besteht eine Überdeckung von	285,0	5,2	3.187,4	278,6

Verschlechterung der Liquidität: - DM 2.902.400,--

b) Cash-flow-Analyse

	2000 DM	1999 DM
Jahresfehlbetrag/-überschuß	- 637.227	1.066.502
+ Abschreibungen auf Finanzanlagen	720.922	0
+ Zuführung Haftungsrückstellung	271.000	0
+ Zuführung Pensionsrückstellung	2.375	2.373
Cash-flow	357.070	1.068.875

Die Verschlechterung der Liquidität ist durch die Investitionen im Finanzanlagevermögen verursacht. Es wurden insgesamt DM 1.655.150,74 in den Beteiligungsbesitz investiert sowie DM 1.633.346,40 in Anteilen an verbundenen Unternehmen investiert. Dafür wurden die Liquidität zum 31.12.1999 und der erwirtschaftete Cash-flow verwendet.

XVI. Kreditgeschäft (§§ 28, 54, 55 PrüfbV)

Die Gesellschaft hat in 2000 kein Kreditgeschäft betrieben. Laufende Forderungen und Verbindlichkeiten bestehen ausschließlich zwischen verbundenen Unternehmen sowie mit zukünftigen Anteilseignern. Daneben bestehen noch Ansprüche aus Steuerüberzahlungen für den laufenden Veranlagungszeitraum.

Die Vermögensgegenstände des Finanzanlagevermögens wurden zum niedrigsten steuerlich zulässigen Kurs bewertet und, soweit dauernde Wertminderungen vorliegen, auf einen Erinnerungswert abgeschrieben. Darüber hinausgehende finanzielle Risiken (Patronatserklärung) sind durch Rückstellungen abgedeckt.

Die ausgewiesenen Wertpapiere werden im Anlagevermögen zu ihren Anschaffungskosten bzw. zum niedrigeren Stichtagskurs ausgewiesen. Zum 31.12.2000 bestand keine Kursreserve. Ein Ausfallrisiko ist nicht erkennbar.

XVII. Grundsätzliche Anmerkungen zum Jahresabschluß zum 31.12.2000

Die Gesellschaft ist als Finanzholding-Gesellschaft wie eine große Kapitalgesellschaft im Sinne der handelsrechtlichen Vorschriften zu behandeln (§ 240 ff HGB). Der Jahresabschluß zum 31.12.2000 wurde nach den gesetzlichen Vorschriften aufgestellt.

Die Vermögens- und Schuldposten sind ordnungsgemäß nachgewiesen.

Die für Kapitalgesellschaften geltenden handelsrechtlichen Bewertungsvorschriften wurden unter Berücksichtigung der Fortführung der Unternehmenstätigkeit beachtet. Allen am Bilanzstichtag bestehenden Risiken, soweit sie bis zur Aufstellung des Jahresabschlusses erkennbar

waren, ist durch Bildung ausreichender Rückstellungen und Wertberichtigungen Rechnung getragen. Die auf den vorhergehenden Jahresabschluß angewandten Bewertungsmethoden wurden beibehalten. Die Bilanzierungs- und Bewertungsmethoden sind im Anhang angegeben.

Die Gliederungsvorschriften des HGB und der RechKredV wurden befolgt.

Der Jahresabschluß vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage.

Die einzelnen Posten des Jahresabschlusses haben wir im Erläuterungsteil ausführlich dargestellt (Anlage Nr. 7).

Anhang und Lagebericht, die diesem Bericht als Anlage 4 und Anlage 5 beigefügt sind, enthalten die vorgeschriebenen Angaben zu den einzelnen Posten des Jahresabschlusses und geben die sonstigen Pflichtangaben richtig und vollständig wieder.

XVIII. Bestätigungsvermerk des Abschlußprüfers (§ 18 PrüfbV)

Die gesetzlichen Vertreter haben bereitwillig alle Aufklärungen und Nachweise erteilt und deren Vollständigkeit sowie die Vollständigkeit von Buchführung und Jahresabschluß bestätigt.

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung sind gegen die Buchführung und den Jahresabschluß keine Einwendungen zu erheben. Vermögens-, Finanz- und Ertragslage sind gut geordnet. Nachteilige Veränderungen der Vermögens-, Finanz- und Ertragslage gegenüber dem Vorjahr sowie wesentliche Beeinträchtigungen nach dem Bilanzstichtag sind uns über die erläuterten Sachverhalte hinaus nicht bekannt geworden.

Die Organisation des Rechnungswesens sowie der an externe Dienstleister ausgelagerten Dienstleistungen entspricht den Erfordernissen des Geschäftsbetriebes. Verpflichtungen nach dem Geldwäschegesetz wurden beachtet. Eine Innenrevision ist aufgrund der Betriebsgröße nicht eingerichtet, die internen Kontrollmaßnahmen sind auf die Größe des Unternehmens abgestellt.

Der Anhang und der Lagebericht entsprechen im wesentlichen den gesetzlichen Erfordernissen und erläutern die Positionen der Bilanz und der Gewinn- und Verlustrechnung und der wirtschaftlichen Lage zutreffend. Der Lagebericht vermittelt ein zutreffendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Tatsachen, die den Bestand der Finanzholding-Gesellschaft gefährden oder ihre Entwicklung wesentlich beeinträchtigen könnten, haben wir nicht festgestellt. Wesentliche Verstöße des Vorstandes gegen Gesetz und Satzung sind uns nicht bekannt.

Wir erteilen der DBH Deutsche Beteiligungs Holding AG, Sitz in Düsseldorf, für den diesem Bericht als Anlagen Nr. 1 bis Nr. 4 beigefügten Jahresabschluß nebst Lagebericht folgenden Bestätigungsvermerk:

Nach unserer Überzeugung vermittelt der Jahresabschluß der DBH Deutsche Beteiligungs Holding AG, unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Bei der Prüfung sind uns keine Risiken der zukünftigen Entwicklung bekannt geworden.

N e u s s , den 11.05.2001

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

DR. GLADE, KÖNIG und PARTNER GmbH WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT · STEUERBERATUNGSGESELLSCHAFT
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL
Neuss

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Formblatt 1

Jahresabschluß zum 31.12.2000
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Aktivseite

		DM	31.12.2000 DM	31.12.1999 TDM
1.	Barreserve			
	a) Kassenbestand	0,00		0,0
	b) Guthaben bei Zentralnotenbanken	0,00		0,0
	darunter: bei der Deutschen Bundesbank DM 0,--			
	c) Guthaben bei Postgiroämtern	0,00		0,0
			0,00	0,0
2.	Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind			
	a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	0,00		0,0
	darunter: bei der Deutschen Bundesbank refinanzierbar DM 0,--			
	b) Wechsel	0,00		0,0
	darunter: bei der Deutschen Bundesbank refinanzierbar DM 0,--		0,00	0,0
3.	Forderungen an Kreditinstitute			
	a) täglich fällig	1.124.919,12		0,0
	b) andere Forderungen	0,00		187,5
			1.124.919,12	187,5
4.	Forderungen an Kunden			
	darunter: durch Grundpfandrechte gesichert DM 0,--		0,00	0,0
	Kommunalkredite DM 0,--			
5.	Schuldverschreibung und andere festverzinsliche Wertpapiere			
	a) Geldmarktpapiere			
	aa) von öffentlichen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	ab) von anderen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--	0,00		0,0
	b) Anleihen und Schuldverschreibungen			
	ba) von öffentlichen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	bb) von anderen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	c) eigene Schuldverschreibungen Nennbetrag DM 0,--	0,00		0,0
			0,00	0,0
6.	Aktien und andere nicht festverzinsliche Wertpapiere		404.288,84	1.409,0
7.	Beteiligungen		1.539.590,18	0,0
	darunter: an Kreditinstituten DM 0,--			
	an Finanzdienstleistungsinstituten DM 0,--			
8.	Anteile an verbundenen Unternehmen		3.391.942,75	2.364,0
	darunter: an Kreditinstituten DM 0,--			
	an Finanzdienstleistungsinstituten: DM 2.941.941,75 (Vj. TDM 1.964,--)			
9.	Treuhandvermögen		0,00	0,0
	darunter: Treuhandkredite DM 0,--			
10.	Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus		0,00	0,0
11.	Immaterielle Anlagewerte		0,00	0,0
12.	Sachanlagen		0,00	0,0
13.	Ausstehende Einlagen auf das gezeichnete Kapital		300.000,00	0,0
	darunter eigefordert: DM 300.000 (Vj. TDM 0,-)			
14.	Eigene Aktien oder Anteile		0,00	0,0
	Nennbetrag/gegebenenfalls rechnerischer Wert DM 0,--			
			0,00	0,0
15.	Sonstige Vermögensgegenstände		3.963.762,92	2.735,0
16.	Rechnungsabgrenzungsposten		0,00	0,0
17.	Nicht durch Eigenkapital gedeckter Fehlbetrag		0,00	0,0
	Summe der AKTIVA		**10.724.503,81**	**6.695,5**

Passivseite

	DM	31.12.2000 DM	31.12.1999 TDM
1. Verbindlichkeiten gegenüber Kreditinstituten			
a) täglich fällig	0,00		0,0
b) mit vereinbarter Laufzeit oder Kündigungsfrist	0,00		0,0
		0,00	0,0
2. Verbindlichkeiten gegenüber Kunden			
a) Spareinlagen			
aa) mit vereinbarter Kündigungsfrist von drei Monaten	0,00		0,0
ab) mit vereinbarter Kündigungsfrist von mehr als drei Monaten	0,00		0,0
	0,00		0,0
b) andere Verbindlichkeiten			
ba) täglich fällig	0,00		0,0
bb) mit vereinbarter Laufzeit oder Kündigungsfrist	0,00		0,0
	0,00		0,0
		0,00	0,0
3. Verbriefte Verbindlichkeiten			
a) begebene Schuldverschreibungen	0,00		0,0
b) andere verbriefte Verbindlichkeiten	0,00		0,0
darunter: Geldmarktpapiere DM 0,--		0,00	0,0
eigene Akzepte und Solawechsel im Umlauf DM 0,--			
4. Treuhandverbindlichkeiten		0,00	0,0
darunter: Treuhandkredite DM 0,--			
5. Sonstige Verbindlichkeiten		5.207.028,71	75,1
6. Rechnungsabgrenzungsposten		0,00	0,0
7. Rückstellungen			
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen	7.033,00		4,7
b) Steuerrückstellungen	0,00		1.039,0
c) andere Rückstellungen	301.000,00		30,0
		308.033,00	1.073,7
8. Sonderposten mit Rücklageanteil		0,00	0,0
9. Nachranginge Verbindlichkeiten		0,00	0,0
10. Genußrechtskapital		0,00	0,0
darunter:			
vor Ablauf von zwei Jahren fällig DM 0,--			
11. Fonds für allgemeine Bankrisiken		0,00	0,0
12. Eigenkapital			
a) gezeichnetes Kapital	2.300.000,00		2.000,0
b) Kapitalrücklage	2.625.000,00		2.625,0
c) Gewinnrücklagen			
ca) gesetzliche Rücklage	0,00		0,0
cb) Rücklage für eigene Anteile	0,00		0,0
cc) satzungsmäßige Rücklagen	0,00		0,0
cd) andere Gewinnrücklagen	0,00		0,0
	0,00		0,0
d) Bilanzgewinn/Bilanzverlust	284.442,10		921,7
		5.209.442,10	5.546,7
Summe der PASSIVA		**10.724.503,81**	**6.695,5**
1. Eventualverbindlichkeiten			
a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln	0,00		0,0
b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	0,00		0,0
c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten	0,00		0,0
		0,00	0,0
2. Andere Verbindlichkeiten			
a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	0,00		0,0
b) Plazierungs- und Übernahmeverpflichtungen	0,00		0,0
c) Unwiderrufliche Kreditzusagen	0,00		0,0
		0,00	0,0

Formblatt 3

Jahresabschluß zum 31.12.2000

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Anlage 2

Gewinn- und Verlustrechnung

		DM	31.12.2000 DM	31.12.1999 TDM
1.	Zinserträge aus			
	a) Kredit-und Geldmarktgeschäften	0,00		6,4
	b) festverzinslichen Wertpapieren und Schuldbuchforderungen	0,00		0,0
			0,00	6,4
2.	Zinsaufwendungen		4.291,01	1,3
3.	Laufende Erträge aus			
	a) Aktien und anderen nicht festverzinslichen Wertpapieren	25.026,08		37,3
	b) Beteiligungen	0,00		0,0
	c) Anteilen an verbundenen Unternehmen	0,00		0,0
			25.026,08	37,3
4.	Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen		1.330.279,77	2.328,7
5.	Provisionserträge	0,00		0,0
6.	Provisionsaufwendungen	0,00		0,0
			0,00	0,0
7.	Nettoertrag oder Nettoaufwand aus Finanzgeschäften			
	a) Ertrag aus Finanzgeschäften	0,00		0,00
	b) Aufwand aus Finanzgeschäften	0,00		0,00
			0,00	0,00
8.	Sonstige betriebliche Erträge		0,00	0,0
9.	Erträge aus der Auflösung von Sonderposten mit Rücklageanteil		0,00	0,0
10.	Allgemeine Verwaltungsaufwendungen			
	a) Personalaufwand			
	aa) Löhne und Gehälter	29.189,17		43,3
	ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	2.375,00		2,4
	darunter: für Altersversorgung DM 2.375,-- (Vj. TDM 2,4)	31.564,17		45,7
	b) andere Verwaltungsaufwendungen	124.684,29		102,2
			156.248,46	147,9
11.	Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachlagen		0,00	0,0
12.	Sonstige betriebliche Aufwendungen		759.233,71	93,7
13.	Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft	0,00		0,0
14.	Erträge aus der Zuschreibung zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft	0,00		0,0
			0,00	0,0
15.	Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere	991.921,72		0,0
16.	Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren	0,00		0,0
			-991.921,72	0,0
17.	Aufwendungen aus Verlustübernahme		0,00	0,0
18.	Einstellungen in Sonderposten mit Rücklageanteil		0,00	0,0
19.	Ergebnis der normalen Geschäftstätigkeit		-556.389,05	2.129,50
20.	Außerordentliche Erträge	0,00		0,0
21.	Außerordentliche Aufwendungen	0,00		0,0
22.	Außerordentliches Ergebnis		0,00	0,0
23.	Steuern von Einkommen und Ertrag	80.837,68		1.063,0
24.	Sonstige Steuern, soweit nicht unter Posten 12 ausgewiesen	0,00		0,0
			80.837,68	1.063,0
25.	Auf Grund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinn abführungsvertrages abgeführte Gewinne		0,00	0,0
26.	Jahresfehlbetrag/Jahresüberschuß		-637.226,73	1.066,5
27.	Gewinnvortrag/Verlustvortrag aus dem Vorjahr		921.668,83	-144,8
28.	Entnahmen aus der Kapitalrücklage		0,00	0,0
29.	Entnahmen aus Gewinnrücklagen			
	a) aus der Sicherheitsrücklage	0,00		0,0
	b) aus anderen Rücklagen	0,00		0,0
			0,00	0,0
30.	Einstellung in Gewinnrücklagen			
	a) aus der Sicherheitsrücklage	0,00		0,0
	b) aus anderen Rücklagen	0,00		0,0
			0,00	0,0
31.	**Bilanzgewinn/Verlust**		**284.442,10**	**921,7**

Anlage Nr. 3

Anhang für das Geschäftsjahr 2000

Bilanzierungs- und Bewertungsgrundsätze

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs. 3a Kreditwesengesetz. Sie ist deswegen an die Vorschriften gemäß der Verordnung über die Rechnungslegung der Finanzdienstleistungsinstitute (RechKredV) gebunden. Sie stellt daher abweichend von § 266 HGB und § 275 HGB einen Jahresabschluß auf Basis der Formblätter 1 und 3 RechKredV auf.

Forderungen an Kreditinstitute wurden mit dem Nennwert angesetzt.

Vermögensgegenstände wurden zu Nominalbeträgen bewertet.

Aktien und andere nicht verzinsliche Wertpapiere wurden unter Beachtung des Niederstwertprinzips bewertet.

Verbindlichkeiten gegenüber Kreditinstituten und sonstige Verbindlichkeiten sind zum Rückzahlungsbetrag bilanziert. In den Rückstellungen sind alle Risiken ausreichend berücksichtigt.

Währungsumrechnungen erfolgten auf der Aktivseite unter Beachtung des Niederstwert- und auf der Passivseite unter Beachtung des Höchstwertprinzips, Stichtagskurs für 1 USD war DM 2,0822.

Die Formblätter 1 und 3 RechKredV wurden auf Grundlage eines nach § 266 HGB und § 275 HGB nachgegliederten Jahresabschlusses erstellt.

Erläuterungen zur Bilanz

Die anderen Forderungen an Kreditinstitute entfallen vollständig auf das Bankguthaben bei der Commerzbank Aktiengesellschaft, Düsseldorf.

Bei den Aktien und anderen nicht festverzinslichen Wertpapieren handelt es sich ausschließlich um Commerzbank Money MKT FD D-Mark Anteile O.N.: (40 Stück mit Stichtagswert TDM 404,3).

Die Anteile an verbundenen Unternehmen entfallen auf

100 %	Beteiligung an der HPM Portfolio Management GmbH, Düsseldorf, mit einem Buchwert von	DM	2.941.941,75
80 %	Beteiligung an der ekip.de AG, Düsseldorf, mit einem Buchwert von	DM	450.000,--
80 %	Beteiligung an der Vision@Technologie AG, Düsseldorf, mit einem Buchwert von	DM	1,--

Aufgrund nachhaltiger Probleme in der operativen Geschäftsstrategie und wegen des noch nicht abgeschlossenen Börsenganges wurde die Beteiligung an der Vision@Technologie AG vollständig abgeschrieben.

Der Beteiligungsbesitz entfällt auf

6,84 %	Beteiligung an der ALS - advanced logistic systems AG, Berlin, mit einem Buchwert von	DM	1.300.000,--
2,33 %	Beteiligung an der Innovativ Capital AG, München, mit einem Buchwert von	DM	239.589,18
3 %	Auslandsbeteiligung an der Sitebuilder.com, Washington D.C., USA, mit einem Buchwert von	DM	1,--

Aufgrund der negativen geschäftlichen Aussichten wurde die Beteiligung an der Sitebuilder.com unter Beachtung des Vorsichtsprinzips zum Stichtag abgeschrieben.

In den sonstigen Vermögensgegenstände sind u.a. Forderungen in Höhe von TDM 2.615,0 (Vj. TDM 88,6) gegen die HPM Portfolio Management GmbH, Düsseldorf, sowie Forderungen aus Steuerüberzahlungen von TDM 1.348,8 (Körperschaftsteuer und Solidaritätszuschlag TDM 714,0, Gewerbesteuer TDM 374,0 und Umsatzsteuer TDM 260,8) enthalten.

Die ausstehenden Einlagen sind durch die Zeichnung von Aktien im Rahmen einer Kapitalerhöhung durch die Tochtergesellschaft entstanden. Dies war erforderlich um die Aktien in Gestalt der ADR's über den amerikanischen Kapitalmarkt zur Kapitalbeschaffung zu platzieren.

Durch die Zeichnung der Aktien durch die 100 % Tochtergesellschaft HPM gilt die Kapitalerhöhung als noch nicht erbracht, so daß Einlagen ausstehend sind. Die Einlageverpflichtung gilt als erfüllt, sobald die ADR-Ausgabe abgeschlossen ist (voraussichtlich II. Quartal 2001).

Die sonstigen Verbindlichkeiten enthalten Einzahlungen von Zeichnern für den Erwerb von aktienverbrieften Anteilsrechten nach amerikanischenRecht. Da die börsenrechtlichen Verfahren vor der amerikanischen Aufsichtsbehörde zum Stichtag noch nicht abgeschlossen waren, wurden die erhaltenen Einzahlungen als sonstige Verbindlichkeit passiviert:

Für Zeichnungen von neuen DBH-Aktien der Deutsche Beteiligungs-Holding AG	DM	3.450.778,71
Für Zeichnungen an der Tochtergesellschaft Vision@Technologie AG	DM	1.530.000,--

Daneben sind als sonstige Verbindlichkeiten auch Verpflichtungen gegenüber der Vision@Technologie AG in Höhe von DM 214.000,-- enthalten.

Erläuterungen zur Gewinn- und Verlustrechnung

Die Erträge entstanden überwiegend durch die Gewinnabführung der Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf.

Die anderen Verwaltungsaufwendungen beinhalten im wesentlichen Personal-, Miet-, Werbe-, Service- und Dienstleistungskosten.

Die sonstigen betrieblichen Aufwendungen entfallen überwiegend auf Kosten im Zusammenhang mit der Börsennotierung in den USA.

Die sonstigen betrieblichen Aufwendungen entfallen i.H.v. TDM 700 auf Leistungen an die Tochtergesellschaft HPM Portfolio Management GmbH wegen der Platzierung von Aktien zur Kapitalbeschaffung an der amerikanischen Börse (OTC).

Haftungsverhältnisse:

Die Gesellschaft hat sich zusammen mit der emissionsbegleitenden Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf, zur Übernahme der nicht durch Eigenmittel gedeckten Verbindlichkeiten bei der Tochtergesellschaft Vision@Technologie bis zu einer Höhe von maximal TDM 1.000 verpflichtet, soweit die geplante ADR-Ausgabe scheitern sollte.

Sonstige Angaben

Alleinvorstand:	Henry Littig, Kaufmann, Haan (Angabe entfällt nach § 285 Nr. 9, § 286 Abs. 4 HG)
Aufsichtsrat:	Daniel Hoenings, Vorsitzender Dr. Ingrid Siegmund-Rux, Stellv. Vorsitzende Günther Trautmann (Gesamtbezüge 2000: DM 5.000,--)
Ergebnisverwendung:	Der Alleinvorstand schlägt in Abstimmung mit dem Aufsichtsrat der Hauptversammlung vor, den Bilanzgewinn von DM 284.442,10, der sich ergibt aus dem Gewinnvortrag von DM 921.668,83 und einem Jahresfehlbetrag von DM 637.226,73 auf neue Rechnung vorzutragen.

Düsseldorf, den 30.03.2001

(DBH Deutsche Beteiligungs Holding AG) (Henry Littig)

Entwicklung des Anlagevermögens zum 31.12.2000

	Wert 01.01.00 DM	Anschaffungskosten Zugang DM	Anschaffungskosten Abgang DM	Wert 31.12.00 DM	Wert 01.01.00 DM	Abschreibungen Zugang DM	Abschreibungen Abgang DM	Abschreibungen AfA Gft.J. DM	Wert 31.12.00 DM	Buchwert 31.12.00 DM	Buchwert 31.12.99 DM
- Finanzanlagen -											
1. Aktien und andere nicht festverzinsliche Wertpapiere	1.409.012,04	0,00	1.004.723,20	404.288,84	0,00	0,00	0,00	(0,00)	0,00	404.288,84	1.409.012,04
2. Beteiligungen	0,00	1.655.150,74	0,00	1.655.150,74	0,00	115.560,56	0,00	(115.560,56)	115.560,56	1.539.590,18	0,00
3. Anteile an verbundenen Unternehmen	2.363.957,51	1.633.346,40	0,00	3.997.303,91	0,00	605.361,16	0,00	(605.361,16)	605.361,16	3.391.942,75	2.363.957,51
Summe	**3.772.969,55**	**3.288.497,14**	**1.004.723,20**	**6.056.743,49**	**0,00**	**720.921,72**	**0,00**	**(720.921,72)**	**720.921,72**	**5.335.821,77**	**3.772.969,55**

Anlage Nr. 4

Lagebericht für das Geschäftsjahr 2000

1. Überblick

Die Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf hält als reine Holding zur Zeit 100 % der HPM Portfolio Management GmbH (HPM), Düsseldorf, 80 % der Vision@Technologie AG, Düsseldorf und an der ekip.de AG, Düsseldorf sowie Minderheitsbeteiligungen an der Sitebuilder.com, USA, der ALS AG, Berlin und Innovativ Capital AG, München.

2. Risiken zur zukünftigen Entwicklung

Die Hauptrisiken liegen ausschließlich in den Beteiligungen und setzen sich wie folgt zusammen:

2.1. Unternehmensinternes Risiko: Beteiligung **HPM GmbH**

2.1.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Die 100 %ige Tochter HPM GmbH stellt im Augenblick den wichtigsten aktiven Unternehmenszweig der DBH AG dar. Ihr Markt schlüsselt sich in zwei Bereiche auf: Dem ersten Markt (BRD), in dem die HPM GmbH ihre Kunden akquiriert und dem zweiten Markt (USA), auf dem sich die Kunden der HPM GmbH bewegen. In beiden Märkten ergibt sich eine starke Abhängigkeit für die HPM GmbH. Sollte sich zum Beispiel eine drastische Verschlechterung der wirtschaftlichen Situation in Deutschland bzw. eine allgemeine Abneigung gegenüber US-Wertpapiergeschäften entwikkeln, oder sollten sich die rechtlichen Rahmenbedingungen für Finanzdienstleister im allgemeinen oder gar für die HPM GmbH im besonderen in Zukunft, auch im Hinblick auf die KWG-Novelle zu Ungunsten der HPM GmbH entwickeln, oder sollte sich die Wettbewerbssituation unter den

Anbietern drastisch verschärfen, so kann dies zu einem negativen Einfluß auf die Umsatz- und Ertragssituation der HPM GmbH führen. Im zweiten Markt der HPM GmbH ist die Gesellschaft im wesentlichen abhängig von der gesamten Weltbörsensituation im allgemeinen bzw. der Situation der US-Börse im besonderen. Obwohl die HPM GmbH Konzepte anbietet, bei denen auch von einer sinkenden Gesamtbörse profitiert werden kann, bedeutet das nicht, daß das Interesse an HPM GmbH Produkten auch in einer Baissephase zwangsläufig aufrecht erhalten werden kann. Ferner kann die Wechselkursentwicklung an den Devisenbörsen im allgemeinen bzw. die Veränderung der DM/Euro-Dollar-Parität im besonderen zu einem Nachlassen des Interesses an den Produkten der HPM GmbH führen.

2.1.2. Abhängigkeit von Dritten

Wie in jedem Unternehmen, in dem den Mitarbeitern bereits Know-how und intensiver persönlicher Einsatz abverlangt wird, so ist auch die HPM GmbH in hohem Maße von ihren vorhandenen bzw. neu zu verpflichtenden Mitarbeitern und auch Mitarbeitern ihrer Beteiligungsgesellschaften abhängig. Ein teilweiser oder gar völliger Ausfall einzelner Mitarbeiter ist nur unter starker Belastung und unter zumindest kurzfristigen Qualitätseinbußen auszugleichen.

Eine Aufkündigung des Abwicklungsagreements zwischen HPM und Clearing-Partner Pershing Inc., aus welchen Gründen auch immer, würde mit hoher Wahrscheinlichkeit zu zumindest kurzfristig erhöhtem Arbeits- und Kostenaufkommen führen, was die Ertragssituation beeinträchtigen könnte. Sollte sich nach einer Auflösung kein neues US-Depotinstitut bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des US-Geschäfts und somit der geschäftliche Kern der HPM GmbH gefährdet. Anzeichen für eine Beendigung dieser Vereinbarung durch HPM oder Pershing Inc. liegen nicht vor.

2.1.3. Abhängigkeit von Produkten/Konzepten/Presse/Daten

Der Erfolg der HPM GmbH ist vom Erfolg ihrer Produkte/Konzepte abhängig. Der derzeitige Markterfolg hängt im wesentlichen vom innovativen Charakter der HPM GmbH Produkte ab. Wenn es der HPM GmbH gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der HPM GmbH gesichert bzw. ausgebaut werden. Der Erfolg der HPM GmbH hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten meßbar. Sollten in Zukunft andere Unternehmen die Produkte/Konzepte der HPM GmbH kopieren und in direkten Wettbewerb zur HPM GmbH treten, so kann dies einen negativen Einfluß auf die Unternehmensentwicklung haben. Des weiteren wird ein Unternehmen wie die HPM GmbH in erster Linie an der monetären Performance ihrer Kunden gemessen. Sollte es der HPM GmbH nicht gelingen, in Zukunft ihre Kunden zufrieden zu stellen, so wird dies wahrscheinlich einen negativen Effekt auf die zukünftige Geschäftsentwicklung haben. Unternehmen wie die HPM GmbH reagieren in hohem Maße auf Negativpresse. Obwohl die Presseberichterstattung über die HPM GmbH bislang (überwiegend) positiv verlaufen ist, so kann eine zu Recht oder auch zu Unrecht veröffentliche Negativpresse einen erheblichen negativen Effekt auf die Geschäftsentwicklung haben. Des weiteren kann ein Verlust von z.B. Kundendaten an Unternehmen des Wettbewerbs bzw. fehlerhafte Börsendatenübermittlung einen negativen Effekt auf die Entwicklung der HPM GmbH ausüben.

2.2. Unternehmensinternes Risiko: Beteiligung
Vision@Technologie AG

Da die endgültige Abwicklung der Emission noch nicht erfolgen konnte, wurden entsprechende Rückstellungen gebildet, um das Risiko von Gewährleistungsansprüchen abzudecken und Imageschäden von der Muttergesellschaft und der emissionsbegleitenden HPM abzuwenden.

2.2.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Der Erfolg der 80 %igen Tochter Vision@Technologie AG hängt stark von der Entwicklung noch nicht etablierter Märkte ab. Es hat sich herauskristallisiert, daß die ursprüngliche Key-Client-Strategie, also die Ausrichtung der Vertriebsaktivitäten auf die Gewinnung selektierter Großkunden, nicht den der zeitlichen Planung entsprechenden Erfolg brachte. Als Grund ist vor allem der in Großunternehmen langwierige und komplexe Entscheidungsprozeß zu nennen, der umfangreicheren Investitionen vorausgeht. Die Vision@Technologie AG hat ihr Angebotsspektrum erweitert. Konzentrierte sich das Marketing und die Kundenakquisition in der Vergangenheit auf die Vermarktung der Plattform "MiniROM", stellt sich die Gesellschaft jetzt als kompetenter E-Marketing-Tool-Anbieter auf. Neben der klassischen MiniROM vertreibt das Unternehmen jetzt auch alle anderen digitalen Datenträger. Durch eine Allianz mit einem führenden Produzenten in Fernost wird dies zu sehr attraktiven Preisen möglich sein. Außerdem bietet Vision@Technologie AG Software-Lösungen an.

Die Bereitschaft von Betrieben, die angebotene Produktpalette der Vision@Technologie AG zu nutzen, beeinflussen die Aussichten der Gesellschaft. Die Strukturen des Marktumfeldes ändern sich täglich und jede Prognose über die zukünftige Entwicklung ist als ungewiss zu bezeichnen. Der technische Fortschritt kann Medien und Anwendungen ermöglichen, welche die Märkte der Produkte der Vision@Technologie AG beeinträchtigen. Auch kann eine mangelnde Akzeptanz der Produkte der Vision@Technologie AG durch die Veränderung des Nachfrageverhaltens potentieller Kunden hervorgerufen werden.

2.2.2. Abhängigkeit von Dritten

Die Vision@Technologie AG hat ein enges Vertragsnetz geflochten, dessen reibungsloses Funktionieren die Voraussetzungen für ein erfolgreiches Geschäft ist. Sowohl Mitarbeitern der Gesellschaft, die aufgrund des hohen Innovationsgrades der Produkte flexibel miteinander

Hand in Hand arbeiten müssen, wird ein hohes Engagement abverlangt. Der Ausfall einer Partei kann daher zu Unregelmäßigkeiten im Service und dadurch schlimmstenfalls zu Umsatzeinbußen führen.

Die derzeitige Geschäftstätigkeit der Vision@Technologie AG sind durch entsprechende Verträge abgesichert. Eine Aufkündigung eines Vertrages, aus welchen Gründen auch immer, würde der Vision@Technologie AG zumindest kurzfristig die Geschäftsgrundlage entziehen und mit hoher Wahrscheinlichkeit die Ertragssituation wie schon in 2000 auch zukünftig beeinträchtigen. Sollte sich nach einer Auflösung eines Vertrages kein neuer Partner bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand der Geschäfte gefährdet.

2.2.3. Abhängigkeit von Produkten und Patenten

Der Erfolg der Vision@Technologie AG ist vom Erfolg ihrer Produkte abhängig. Der Markterfolg hängt im wesentlichen vom innovativen Charakter der Vision@Technologie AG Produkte und deren schneller Markteinführung ab. Wenn es der Vision@Technologie AG gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der Vision@Technologie AG gesichert bzw. ausgebaut werden. Der Erfolg der Vision@Technologie AG hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten meßbar. Sollten in Zukunft andere Unternehmen die Produkte der Vision@Technologie AG kopieren und in direkten Wettbewerb zur Vision@Technologie AG treten, so kann dies einen negativen Einfluß auf die Unternehmensentwicklung haben. Sowohl eine Verzögerung einer Markteinführung, der Kostenaufwand für Rechtsstreitigkeiten, als auch verlorene Marktanteile können das Ergebnis der Vision@-Technologie AG beeinträchtigen oder im ungünstigen Fall sogar deren Fähigkeiten zur Fortführung der Geschäftstätigkeit unmöglich werden lassen.

2.3. Unternehmensinternes Risiko: Beteiligung **ekip.de AG**

2.3.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Kernbetätigungsfeld der ekip.de AG ist die Vermarktung des Börsen-News-Letters "iWatch". Der Newsletter soll sich aus Werbeeinnahmen finanzieren. Diese berechnen sich entsprechend der Leserzahl. Je mehr Leser der Newsletter hat, desto höher werden die Werbeeinnahmen. Daraus ergeben sich zwei Kernbetätigungsfelder der ekip.de AG: Leserakquise und Werbeakquise.

Die Leserakquise wird getragen vom öffentlichen Interesse an den Themen, die im Newsletter angeboten werden. In Zeiten von Konjunkturabschwächung und des steigenden Pessimismus bezuüglich des Neuen Marktes in Deutschland, bzw. der NASDAQ in den USA, vermindert sich das Interesse am Finanzmarkt, zumal viele Anleger im vergangenen Jahr herbe Verluste zu tragen hatten. In diesem Umfeld kann es schwer werden, neue Leser zu gewinnen.

Auch die Werbeakquise stellte sich im abgelaufenen Jahr zunehmend schwer dar, da das schwindende Interesse der Bevölkerung an der Börse einhergeht mit einem geringer werdenden Interesse der Werbebranche an dieser Werbeplattform.

Neben dem Kernbetätigungsfeld hat die ekip.de AG junte Unternehmer bei der Akquise von Risikokapital durch die Erstellung von Business-Plänen, Equity-Stories und Studien begleitet.

2.3.2. Abhängigkeit von Dritten

Da der Newsletter, Business-Pläne, Equity-Stories und Studien, von einem Autor erstellt werden, ist die ekip.de AG von dessen Leistungen abhängig. Ein teilweiser oder gar völliger Ausfall dieses Autors kann daher zu Unregelmäßigkeiten in der Erstellung und des Versendens des Newsletter bedeuten und würde schlimmstenfalls zu Umsatzeinbußen führen. Sollte sich, bei Ausfall des Autors, kein neuer Partner finden lassen, so wäre sogar der Fortbestand des Kerngeschäftes denkbar.

2.3.3. Abhängigkeit von Produkten

Da die ekip.de AG als reiner Dienstleister auftritt, bestehen zu diesem Punkt die bereits vorgenannten Risiken.

2.4. Unternehmensinternes Risiko: Minderheitsbeteiligung **ALS AG**

Hier hat sich die DBH AG an einer Gesellschaft beteiligt, die innovative Speditionssoftware entwickelt. Erträge aus dieser Beteiligung werden in naher Zukunft erwartet. Ein über den Beteiligungsbuchwert hinausgehendes Risiko ist ausgeschlossen.

2.5. Unternehmensinternes Risiko: Minderheitsbeteiligung **Innovativ Capital AG**

Diese Beteiligung an einer Venture-Gesellschaft läßt in Zukunft Erträgeerwarten. Ein über den Beteiligungsbuchwert hinausgehendes Risiko ist ausgeschlossen.

2.6. Unternehmensinternes Risiko: Minderheitsbeteiligung **sitebuilder.com**

Diese Beteiligung an einem US-Unternehmen aus der Internetbranche wurde unter Beachtung des Vorsichtsprinzips vollständig abgeschrieben, da von der Gesellschaft keine erfolgsversprechenden Unternehmensdaten geliefert werden konnten.

3. Geschäftsverlauf

a) Ergebnisentwicklung

Die DBH erzielt ihre Erträge im wesentlichen aus der Gewinnabführung TDM 1.330 ihrer Tochter HPM Portfolio Management GmbH im Rahmen des Ergebnisabführungsvertrages.

Da die HPM mittelbar Anteile an der DBH AG erworben hat, mußten neben der Ergebnisabführung rd. TDM 710 in die gesetzliche Rücklage eingestellt werden.

Ohne Berücksichtigung des Steueraufwandes und der außerordentlichen Belastungen ergaben sich unter Beachtung der bei der HPM gebildeten Rücklage trotz der schwierigen Rahmenbedingungen noch ein Ergebnis der normalen Geschäftstätigkeit von TDM 852.

Der nach Berücksichtigung eines Jahresfehlbetrages von TDM 637 verbleibende Bilanzgewinn von TDM 284 soll auf neue Rechnung vorgetragen werden.

b) Investitions- und Finanzierungsbereich

Bankdarlehen werden nach wie vor nicht benötigt. Die Finanzierung wird, wie bisher, aus den honen thesaurierten Gewinnen und Innenfinanzierungen gewährleistet. Durch die Kapitalerhöhung ist die Finanzdecke weiter gekräftigt worden.

c) Wichtige Ereignisse während des Geschäftsjahres

Die Kapitalerhöhung der DBH AG wurde Mitte des Jahres vollendet. Die gesamte Aktienemission wurde erfolgreich platziert. Die Erhöhung des Grundkapitals sowie die Zuführung zur Kapitalrücklage in Gestalt des Agios wird der Gesellschaft nach endgültiger Ausgabe der ARD's Anteilsscheine an die Zeichner zur Verfügung stehen. Im Rahmen dieser Zeichnung wurden die Mitarbeiter der Gruppe im Rahmen eines "Stockoptionsplanes" am Unternehmenserfolg beteiligt.

d) Ereignisse nach dem Geschäftsjahr

Die Gesellschaft wird sich weiterhin an zukunftsträchtigen Firmen beteiligen.

Geschäftsvorfälle von besonderer Bedeutung haben sich nach dem Abschlußstichtag nicht ergeben.

Düsseldorf, den 30.03.2001

(DBH Deutsche Beteiligungs Holding AG, Vorstand)

Anlage Nr. 5

Bestätigungsvermerk des Abschlußprüfers

Wir haben den Jahresabschluß unter Einbeziehung der Buchführung der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, und ihren Bericht über die Lage der Gesellschaft für das Geschäftsjahr vom 01.01. bis 31.12.2000 geprüft. Die Aufstellung dieser Unterlagen nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluß unter Einbeziehung der Buchführung und ihren Bericht über die Lage der Gesellschaft abzugeben.

Wir haben unsere Jahresabschlußprüfung unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten Grundsätze ordnungsmäßiger Abschlußprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, daß Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluß unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Bericht über die Lage der Gesellschaft vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, in Jahresabschluß und in dem Bericht über die Lage der Gesellschaft überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses sowie des Berichts über die Lage der Gesellschaft. Wir sind der Auffassung, daß unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluß unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Bericht über die Lage der Gesellschaft gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

N e u s s , den 11.05.2001

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Datenübersicht zu § 68 PrüfbV

Anl. 6
Seite 1

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
(1) Daten zu den organisatorischen Grundlagen			
1. Anwendung der Vorschriften des KWG über das Handelsbuch: ja (= 0) / nein (= 1)	300	0	0
2. Personalbestand [1]	001	1	1
(2) Daten zur Vermögenslage			
1. Nicht als haftendes Eigenkapital berücksichtigte stille Reserven nach § 340f HGB [2]	002		
2. Kursreserven bei Schuldverschreibungen und anderen festverzinslichen Wertpapieren			
a) Bruttobetrag der Kursreserven	301	0	0
b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3]	302	0	0
3. Kursreserven bei Aktien und anderen nicht festverzinslichen Wertpapieren sowie Beteiligungen und Anteilen an verbundenen Unternehmen			
a) Bruttobetrag der Kursreserven	303	0	0
b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3]	304	0	0
4. Vermiedene Abschreibungen auf Schuldverschreibungen und andere festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen	305	0	0
5. Vermiedene Abschreibungen auf Aktien und andere nicht festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen	306	0	0
6. Nicht realisierte Reserven in Grundstücken, grundstücksgleichen Rechten und Gebäuden (soweit sie als haftendes Eigenkapital nach § 10 Abs. 2b Nr. 6 KWG berücksichtigt werden)	005	0	0
7. Eigenmittel nach § 10 oder § 53 KWG nach dem Stand bei Geschäftsschluß am Bilanzstichtag			
a) haftendes Eigenkapital			
aa) Kernkapital	006	1.683	2.661

[1] Die durchschnittliche Zahl der während des Geschäftsjahres beschäftigten Arbeitnehmer zuzüglich der Mitglieder der Geschäftsleitung; Teilzeitbeschäftigte sind anteilig einzubeziehen. Die Errechnung hat nach § 267 Abs. 5 HGB zu erfolgen. - [2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [3] Hier sind negative Ergebnisbeiträge aus den Sicherungsgeschäften mit den Kursreserven der gesicherten Aktiva zu verrechnen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
bb) Ergänzungskapital	007	0,0	0
b) Drittrangmittel	307	0,0	44
8. Grundsatz (GS) I-Kennziffern		n.e. (nicht ermittelt)	n.e.
a) Kennziffern des Einzelinstituts			
aa) Verhältnis nach § 2 Abs. 1 GS I	010	n.e.%	n.e.%
bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I	308	n.e.%	n.e.%
cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I	309	n.e.%	n.e.%
b) Kennziffern der Institutsgruppe [4)]			
aa) Verhältnis nach § 2 Abs. 1 GS I	011	n.e.%	n.e.%
bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I	310	n.e.%	n.e.%
cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I	311	n.e.%	n.e.%
Kontrollsumme für dv-technische Zwecke (002 + 005 bis 007 + 010 + 011 + 301 bis 311)	550	n.e.	n.e.
(3) Daten zur Liquidität und zur Refinanzierung		n.e.	n.e.
1. Verbindlichkeiten gegenüber Kreditinstituten, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kreditinstituten" überschreiten	022 250	1 Stk.	1 Stk.
2. Verbindlichkeiten gegenüber Kunden, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kunden" überschreiten	023 251	0 Stk.	0 Stk.
3. Dem Kreditinstitut zugesagte Refinanzierungsmöglichkeiten ohne diejenigen bei der Deutschen Bundesbank			
a) Zusagen	024	0,0	0
b) Inanspruchnahme	025	0,0	0
4. Liquiditätsgrundsatzkennziffern		n.e. %	n.e. %
Grundsatz (GS) II-Kennziffer	312	n.e. %	n.e. %
alternativ bis 30. Juni 2000 (bei Wahrnehmung der Übergangsregelung):			
a) GS II-Kennziffer	027	n.e. %	n.e. %

[4)] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
b) GS III-Kennziffer	028	n.e. %	n.e. %
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 022 bis 025 + 027 + 028 + 250 + 251 + 312)	501	n.e.	n.e.
(4) Daten zur Ertragslage			
1. Zinsergebnis			
a) Zinserträge [5)]	029	0	6
b) Zinsaufwendungen	030	4	1
c) darunter: für stille Einlagen, für Genußrechte und für nachrangige Verbindlichkeiten	031	0	0
d) Zinsergebnis (a ./. b)	032	-4	5
2. Provisionsergebnis [6)]			
a) Provisionserträge	313	0	0
b) Provisionsaufwendungen	314	0	0
c) Provisionsergebnis	033	0	0
nur von Kreditinstituten anzugeben, soweit sie keine Wertpapierhandelsbanken sind:			
3. Nettoergebnis aus Finanzgeschäften nach § 340c Abs. 1 HGB			
a) aus Geschäften mit Wertpapieren des Handelsbestandes	034	25	37
b) aus Geschäften mit Devisen und Edelmetallen [7)]	035		
c) aus Geschäften mit Derivaten	036		
nur von Finanzdienstleistungsinstituten und Wertpapierhandelsbanken anzugeben:			
3. Aufwendungen und Erträge aus Finanzgeschäften			
a) Aufwendungen aus Geschäften mit Wertpapieren des Handelsbestandes	315	0	0
b) Erträge aus Geschäften mit Wertpapieren des Handelsbestandes	316	0	0
c) Aufwendungen aus Geschäften mit Devisen und Edelmetallen [7)]	317	0	0
d) Erträge aus Geschäften mit Devisen und Edelmetallen [7)]	318	0	0
e) Aufwendungen aus Geschäften mit Derivaten	319	0	0

[5)] Einschließlich laufender Erträge aus Beteiligungen, Erträgen aus Ergebnisabführungsverträgen und Leasinggebühren. - [6)] Hier sind auch die Erträge und Aufwendungen für durchlaufende Kredite zu erfassen. - [7)] Einschließlich der Gewinne und Verluste aus Devisentermingeschäften unabhängig davon, ob es sich um zins- oder kursbedingte Aufwendungen oder Erträge handelt.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
f) Erträge aus Geschäften mit Derivaten	320	0	0
Kontrollsumme (Eigenhandelsergebnis insgesamt) (034 bis 036 bzw. - 315 + 316 - 317 + 318 - 319 + 320)	502	25	37
4. Ergebnis aus dem sonstigen nichtzinsabhängigen Geschäft [8)]	037	1.330	2.329
5. allgemeiner Verwaltungsaufwand			
a) Personalaufwand [9)]	038	31	46
b) andere Verwaltungsaufwendungen [10)]	039	125	102
Kontrollsumme (allg. Verwaltungsaufwand insges.) (Addition der Positionen 038 und 039)	503	156	148
6. Sonstige und außerordentliche Erträge und Aufwendungen			
a) Erträge aus früheren Abschreibungen, Wertberichtigungen und Rückstellungen im Kreditgeschäft	040	0	0
b) Abschreibungen und Wertberichtigungen auf Forderungen sowie Zuführungen zu Rückstellungen im Kreditgeschäft	041	0	0
c) Erträge aus Zuschreibungen bei Wertpapieren der Liquiditätsreserve und aus Geschäften mit diesen Wertpapieren	042	0	0
d) Abschreibungen auf Wertpapiere der Liquiditätsreserve und Aufwendungen aus Geschäften mit diesen Wertpapieren	043	0	0
e) Erträge aus Zuschreibungen bei Finanzanlagen, Sachanlagen und immateriellen Anlagewerten sowie aus Geschäften mit diesen Gegenständen	044	0	0
f) Andere sonstige und außerordentliche Erträge [11)]	045	0	0

[8)] Hier sind die Ergebnisse aus Warenverkehr und Nebenbetrieben sowie alle anderen ordentlichen Ergebnisse aus dem nichtzinsabhängigen Geschäft einzuordnen, die nicht unter Nummer (4) 2 oder 3 fallen. - [9)] Einschließlich Aufwendungen für vertraglich vereinbarte feste Tätigkeitsvergütungen an die persönlich haftenden Gesellschafter von Privatbankiers. Aufwendungen für von fremden Arbeitgebern angemietete Arbeitskräfte sind dem anderen Verwaltungsaufwand zuzurechnen. - [10)] Hierunter fallen unter anderem Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Anlagewerte, ausgenommen außerordentliche Abschreibungen. Zu erfassen sind hier alle Steuern außer Steuern vom Einkommen und vom Ertrag. - [11)] Hier sind alle Erträge anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Erträge aus Verlustübernahmen und aus baren bilanzunwirksamen Ansprüchen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
g) Abschreibungen und Wertberichtigungen auf Finanzanlagen, Sachanlagen und immaterielle Anlagewerte sowie Aufwendungen aus Geschäften mit diesen Gegenständen	046	992	0
h) Andere sonstige und außerordentliche Aufwendungen [12]	047	759	93 0
Kontrollsumme (sonstiges / außerordentliches Ergebnis) (040 - 041 + 042 - 043 + 044 + 045 - 046 - 047)	504	-1.751	-93
7. Steuern vom Einkommen und vom Ertrag	048	81	1.063
8. Erträge aus Verlustübernahmen und baren bilanzunwirksamen Ansprüchen	049	0	0
9. Aufwendungen aus der Bildung von Vorsorgereserven nach § 340f und § 340g HGB	050	0	0
10. Erträge aus der Auflösung von Vorsorgereserven nach § 340f und § 340g HGB [2]	051	0	0
11. Aufgrund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinnabführungsvertrages abgeführte Gewinne	052	0	0
Kontrollsumme (Jahresüberschuß/-fehlbetrag) (032 + 033 + 502 + 037 - 503 + 504 - 048 + 049 - 050 + 051 - 052)	505	-637	1.067
12. Gewinnvortrag aus dem Vorjahr	053	922	-145
13. Verlustvortrag aus dem Vorjahr	054	0	0
14. Entnahmen aus Kapital- und Gewinnrücklagen	055	0	0
15. Einstellungen in Kapital- und Gewinnrücklagen	056	0	0
16. Entnahmen aus Genußrechtskapital	057	0	0
17. Wiederauffüllung des Genußrechtskapitals	058	0	0
Kontrollsumme (Bilanzgewinn/-verlust) (505 + 053 - 054 + 055 - 056 + 057 - 058)	506	285	922

[2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [12] Hier sind alle Aufwendungen anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Aufwendungen aus Gewinnabführungen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
(5) Angaben zum Zinsänderungsrisiko [13]			
1. Festzinsaktiva zum Bilanzstichtag [14]	059	k.A.	k.A. (keine Angabe)
2. Durchschnittszinssatz der Festzinsaktiva	065	k.A. %	k.A. %
3. Festzinspassiva zum Bilanzstichtag [14]	066	0	0
4. Durchschnittszinssatz der Festzinspassiva	072	k.A. %	k.A. %
Kontrollsumme für dv-technische Zwecke (059 + 065 + 066 + 072)	507	k.A.	k.A.
(6) Daten zum Kreditgeschäft			
1. Höhe des Kreditvolumens [15]	073	k.A.	k.A.
2. darunter: Kredite an Nichtbanken	074	k.A.	k.A.
3. Geprüftes Kreditvolumen [15]	075	k.A.	k.A.
4. darunter: Kredite an Nichtbanken	321	k.A.	k.A.
5. Risikogruppierung des geprüften Interbanken-kreditvolumens [15]			
a) Kredite ohne erkennbares Risiko	322	0	k.A.
b) Kredite mit erhöhten latenten Risiken	323	0	k.A.
c) Wertberichtigte Kredite vor Absetzung von Einzel-wertberichtigungen	324	0	k.A.
d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB)	325	0	k.A.
e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen	326	0	k.A.
6. Risikogruppierung des geprüften Nichtbanken-kreditvolumens [15]			
a) Kredite ohne erkennbares Risiko	327	0	k.A.
b) Kredite mit erhöhten latenten Risiken	328	0	k.A.
c) Wertberichtigte Kredite vor Absetzung von Einzel-wertberichtigungen	329	0	k.A.

[13] Sofern die Steuerung der Zinsänderungsrisiken nach der Zinsbindungsbilanz erfolgt. - [14] Die Höhe der Festzinsaktiva oder -passiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben. [15] Ungekürzte Inanspruchnahme unter Zugrundelegung von § 19 Abs. 1 KWG und vor Abzug von Wertberichtigungen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB)	330	0	k.A.
e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen	331	0	k.A.
7. Unversteuerte Pauschalwertberichtigungen [16]			
a) Bestand in der Vorjahresbilanz	079	0	0
b) Neuer Bestand	080	0	0
8. Einzelwertberichtigungen			
a) Bestand in der Vorjahresbilanz	332	0	0
b) Verbrauch	333	0	0
c) Auflösung	334	0	0
d) Bildung	335	0	0
e) Neuer Stand	336	0	0
9. Rückstellungen im Kreditgeschäft [17]			
a) Bestand in der Vorjahresbilanz	337	0	0
b) Verbrauch	338	0	0
c) Auflösung	339	0	0
d) Bildung	340	0	0
e) Neuer Stand	341	0	0
10. Abschreibungen auf Forderungen zu Lasten der Gewinn- und Verlustrechnung	086	0	0
11. Zur Rettung von Forderungen erworbene Grundstücke und Gebäude	087	0	0
12. Anmerkungsbedürftige Großkredite	088	0	0
13. bei Nichtanwendung der Vorschriften des KWG über das Handelsbuch:			
Zahl der Überschreitungen der Großkrediteinzelobergrenze nach § 13 Abs. 3 Satz 1 KWG		0	0
a) des geprüften Einzelinstituts	342	0 Stk.	0 Stk.
b) der Institutsgruppe [4]	343	0 Stk.	0 Stk.

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [16] Einschließlich der unter den Rückstellungen ausgewiesenen Beträge. - [17] Soweit Pauschalwertberichtigungen als Rückstellungen ausgewiesen werden, sind sie unter Nummer (6) 7 anzugeben.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
bei Anwendung der Vorschriften des KWG über das Handelsbuch:			
a) Zahl der Überschreitungen der Anlagebuch-Großkrediteinzelobergrenze nach § 13a Abs. 3 Satz 1 KWG			
aa) des geprüften Einzelinstituts	344	k.A. Stk.	k.A. Stk.
bb) der Institutsgruppe [4]	345	k.A. Stk.	k.A. Stk.
b) Zahl der Überschreitungen der Gesamtbuch-Großkrediteinzelobergrenze nach § 13a Abs. 4 Satz 1 oder 3 KWG			
aa) des geprüften Einzelinstituts	346	k.A. Stk.	k.A. Stk.
bb) der Institutsgruppe [4]	347	k.A. Stk.	k.A. Stk.
14. Bedeutende Beteiligungen an Unternehmen außerhalb des Finanzsektors, deren Nennbetrag 15 vom Hundert des haftenden Eigenkapitals des Einlagenkreditinstituts übersteigt [18]			
a) des geprüften Einzelinstituts	348		
	349	2 Stk.	1 Stk.
b) der Institutsgruppe [19]	350		
	351	2 Stk.	2 Stk.
15. darunter: Anteile nach § 12 Abs. 1 Satz 3 KWG	352	0	0
16. darunter: unter § 64a KWG fallende Anteile	353	0	0
Kontrollsumme für dv-technische Zwecke (073 bis 075 + 079 + 080 + 086 bis 088 + 321 bis 353)	551	**k.A.**	**k.A.**
(7) Bilanzunwirksame Ansprüche			
1. Bare bilanzunwirksame Ansprüche			
a) im Berichtsjahr [20]	091	0	0
b) Bestand am Jahresende	092	0	0

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [18] Bedeutende Beteiligungen nach § 12 Abs. 1 Satz 1 KWG einschließlich der Anteile, die unter die Regelung des § 12 Abs. 1 Satz 3 KWG oder § 64a KWG fallen. - [19] Soweit die Relation auch auf konsolidierter Basis nach § 12 Abs. 2 KWG eingehalten werden muß, ist diese Angabe hier zusätzlich aufzunehmen. - [20] Nettoposition (erhaltene ./. zurückgezahlte).

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
2. Unbare bilanzunwirksame Ansprüche			
a) im Berichtsjahr [20]	093	0	0
b) Bestand am Jahresende	094	0	0
(8) Ergänzende Angaben			
1. Abweichungen im Sinne von § 284 Abs. 2 Nr. 3 HGB			
a) von Bilanzierungsmethoden ja (= 0) / nein (= 1)	095	0	0
b) von Bewertungsmethoden ja (= 0) / nein (= 1)	096	0	0
2. Gesamtvolumen der Termingeschäfte im Sinne des § 36 RechKredV [21]			
a) Termingeschäfte in fremden Währungen	097	0	0
b) darunter: zur Deckung von Wechselkurs-schwankungen	098	0	0
c) darunter: Handelsgeschäfte	099	0	0
d) zinsbezogene Termingeschäfte	100	0	0
e) darunter: zur Deckung von Zins- oder Markt-preisschwankungen	101	0	0
f) darunter: Handelsgeschäfte	102	0	0
g) Termingeschäfte mit sonstigen Preisrisiken	103	0	0
h) darunter: zur Deckung von Zins- oder Markt-preisschwankungen	104	0	0
i) darunter: Handelsgeschäfte	105	0	0
3. Buchwert der in Pension gegebenen Vermögens-gegenstände bei echten Pensionsgeschäften (§ 340b Abs. 4 Satz 4 HGB)	106	0	0
4. Betrag der nicht mit dem Niederstwert bewerteten börsenfähigen Wertpapiere bei den folgenden Posten (§ 35 Abs. 1 Nr. 2 RechKredV)			
a) Schuldverschreibungen und andere festver-zinsliche Wertpapiere (Aktivposten Nr. 5)	107	0	0
b) Aktien und andere nicht festverzinsliche Wert-papiere (Aktivposten Nr. 6)	108	0	0

[20] Nettoposition (erhaltene ./. zurückgezahlte). - [21] Kapitalbeträge, Liefer- oder Abnahmeverpflichtungen, bei Usance-Geschäften nur die Zahlungsseite. Es ist jeweils auf die Hauptrisikokomponenten abzustellen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
5. Leasinggeschäft			
a) Gesamtbestand der aktivierten Leasinggegenstände	109	0	0
b) Im Aufwandsposten Nr. 5 (Kontoform) oder 11 (Staffelform) enthaltene Abschreibungen und Wertberichtigungen auf Leasinggegenstände	110	0	0
c) Im Ertragsposten Nr. 8 enthaltene Erträge aus Leasinggeschäften	111	0	0
6. Nachrangige Vermögensgegenstände			
a) Nachrangige Forderungen an Kreditinstitute	112	0	0
b) Nachrangige Forderungen an Kunden	113	0	0
c) Sonstige nachrangige Vermögensgegenstände	114	0	0
7. Aufgliederung der börsenfähigen Wertpapiere nach börsennotierten und nicht börsennotierten Wertpapieren (§ 35 Abs. 1 Nr. 1 RechKredV) [22]			
a) Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten Nr. 5)			
aa) börsennotiert	115	0	0
bb) nicht börsennotiert	116	0	0
b) Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten Nr. 6)			
aa) börsennotiert	117	404	1.409
bb) nicht börsennotiert	118	0	0
c) Beteiligungen (Aktivposten Nr. 7)			
aa) börsennotiert	119	0	0
bb) nicht börsennotiert	120	1.540	0
d) Anteile an verbundenen Unternehmen (Aktivposten Nr. 8)			
aa) börsennotiert	121	0	0
bb) nicht börsennotiert	122	3.392	2.364
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 095 bis 122)	509		

[22] Investmentanteile im Sinne des KAGG sind nicht einzubeziehen.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
8. Fristengliederung der Forderungen und Verbindlichkeiten nach § 340d HGB in Verbindung mit § 9 RechKredV			
a) Andere Forderungen an Kreditinstitute mit Ausnahme der darin enthaltenenen Bausparguthaben aus abgeschlossenen Bausparverträgen (Aktivposten Nr. 3b) mit einer Restlaufzeit			
aa) bis drei Monate	354	1.125	188
bb) mehr als drei Monate bis ein Jahr	355	0	0
cc) mehr als ein Jahr bis fünf Jahre	356	0	0
dd) mehr als fünf Jahre	357	0	0
b) Forderungen an Kunden (Aktivposten Nr. 4) mit einer Restlaufzeit			
aa) bis drei Monate	358	0	0
bb) mehr als drei Monate bis ein Jahr	359	0	0
cc) mehr als ein Jahr bis fünf Jahre	360	0	0
dd) mehr als fünf Jahre	361	0	0
c) Verbindlichkeiten gegenüber Kreditinstituten mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 1b) mit einer Restlaufzeit			
aa) bis drei Monate	362	0	0
bb) mehr als drei Monate bis ein Jahr	363	0	0
cc) mehr als ein Jahr bis fünf Jahre	364	0	0
dd) mehr als fünf Jahre	365	0	0
d) Spareinlagen mit vereinbarter Kündigungsfrist (Passivposten Nr. 2a ab) mit einer Restlaufzeit			
aa) bis drei Monate	366	0	0
bb) mehr als drei Monate bis ein Jahr	367	0	0
cc) mehr als ein Jahr bis fünf Jahre	368	0	0
dd) mehr als fünf Jahre	369	0	0
e) Andere Verbindlichkeiten gegenüber Kunden mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 2b bb) mit einer Restlaufzeit			
aa) bis drei Monate	370	0	0
bb) mehr als drei Monate bis ein Jahr	371	0	0
cc) mehr als ein Jahr bis fünf Jahre	372	0	0
dd) mehr als fünf Jahre	373	0	0

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
f) Andere verbriefte Verbindlichkeiten (Passivposten Nr. 3b) mit einer Restlaufzeit			
aa) bis drei Monate	374	0	0
bb) mehr als drei Monate bis ein Jahr	375	0	0
cc) mehr als ein Jahr bis fünf Jahre	376	0	0
dd) mehr als fünf Jahre	377	0	0
g) Im Posten "Forderungen an Kunden" (Aktivposten Nr. 4) enthaltene Forderungen mit unbestimmter Laufzeit	378	0	0
h) Im Posten "Schuldverschreibungen und andere festverzinsliche Wertpapiere" (Aktivposten Nr. 5) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden	379	0	0
i) Im Unterposten "begebene Schuldverschreibungen" (Passivposten Nr. 3a) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden	380	0	0
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 354 bis 380)	552	1.125	188
zu (5) Angaben zum Zinsänderungsrisiko hier: Gliederung der Festzinsaktiva und Festzinspassiva nach Restlaufzeiten in Jahren			
1. Festzinsaktiva am Bilanzstichtag [14]			
entweder			
a) Restlaufzeit mehr als ein Jahr	060	k.A.	k.A.
b) Restlaufzeit mehr als zwei Jahre	061	k.A.	k.A.
c) Restlaufzeit mehr als drei Jahre	062	k.A.	k.A.
d) Restlaufzeit mehr als vier Jahre	063	k.A.	k.A.
e) Restlaufzeit mehr als fünf Jahre	064	k.A.	k.A.
oder			
f) Restlaufzeit bis zu einem Jahr	252	k.A.	k.A.
g) Restlaufzeit von einem bis zu zwei Jahren	253	k.A.	k.A.
h) Restlaufzeit von zwei bis zu drei Jahren	254	k.A.	k.A.
i) Restlaufzeit von drei bis zu vier Jahren	255	k.A.	k.A.
j) Restlaufzeit von vier bis zu fünf Jahren	256	k.A.	k.A.

[14] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
2. Festzinspassiva am Bilanzstichtag [14]			
entweder			
a) Restlaufzeit mehr als ein Jahr	067	k.A.	k.A.
b) Restlaufzeit mehr als zwei Jahre	068	k.A.	k.A.
c) Restlaufzeit mehr als drei Jahre	069	k.A.	k.A.
d) Restlaufzeit mehr als vier Jahre	070	k.A.	k.A.
e) Restlaufzeit mehr als fünf Jahre	071	k.A.	k.A.
oder			
f) Restlaufzeit bis zu einem Jahr	257	k.A.	k.A.
g) Restlaufzeit von einem bis zu zwei Jahren	258	k.A.	k.A.
h) Restlaufzeit von zwei bis zu drei Jahren	259	k.A.	k.A.
i) Restlaufzeit von drei bis zu vier Jahren	260	k.A.	k.A.
j) Restlaufzeit von vier bis zu fünf Jahren	261	k.A.	k.A.
Ergänzungen zur Datenübersicht von Realkreditinstituten:			
(1) Zusätzliche Daten zum Kreditgeschäft von Hypothekenbanken			
1. Hypothekendarlehen			
a) Hypothekendarlehen innerhalb der Beleihungsgrenze (§ 11 HypBkG)	150	k.A.	k.A.
b) Hypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze)	151	k.A.	k.A.
c) Höchstgrenze nach § 5 Abs. 1 Nr. 2 HypBkG	152	k.A.	k.A.
d) Deckungshypotheken insgesamt	153	k.A.	k.A.
e) Deckungshypotheken an Bauplätzen und noch nicht ertragsfähigen Neubauten	154	k.A.	k.A.
f) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 1 HypBkG	155	k.A.	k.A.
h) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 2 HypBkG	157	k.A.	k.A.
g) Deckungshypotheken an Bauplätzen	156	k.A.	k.A.

[14] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: D E M
Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
2. Kommunalkredite			
a) Kommunalkreditbestand insgesamt	158	k.A.	k.A.
b) Kommunalverbürgte Darlehen	159	k.A.	k.A.
c) Kommunalkredite an andere Mitgliedstaaten der Europäischen Union und unterstaatliche Stellen im Sinne des § 5 Abs. 1 Nr. 1 HypBkG insgesamt	160	k.A.	k.A.
d) Höchstgrenze nach § 5 Abs. 1 Nr. 1 HypBkG	161	k.A.	k.A.
3. Beteiligungen			
a) Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG	162	k.A.	k.A.
b) Höchstgrenze des Gesamtbetrages solcher Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG	163	k.A.	k.A.
(2) Zusätzliche Daten zum Kreditgeschäft von Schiffspfandbriefbanken			
1. Schiffshypothekendarlehen		k.A.	k.A.
a) Schiffshypothekendarlehen innerhalb der Beleihungsgrenze (§ 10 Abs. 2 SchBG)	164	k.A.	k.A.
b) Schiffshypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze)	165	k.A.	k.A.
2. Schiffskommunalkredite	166	k.A.	k.A.
3. Gewährleistungen für Darlehen Dritter	167	k.A.	k.A.
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 150 bis 167)	511	k.A.	k.A.
(3) Ergänzende Angaben für Hypothekenbanken			
1. Bestand der eigenen Schuldverschreibungen	168	k.A.	k.A.
2. Umsatz bei Wertpapieren [23]			
a) Ankäufe	169	k.A.	k.A.

[23] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: D E M

Prozentangaben sind mit einer Nachkommastelle anzugeben

Position		Berichtsjahr (1)	Vorjahr (2)
b) Verkäufe	170	k.A.	k.A.
3. Umsatz bei Schuldscheindarlehen [23]			
a) Ankäufe	171	k.A.	k.A.
b) Verkäufe	172	k.A.	k.A.
(4) Ergänzende Angaben für Schiffspfandbriefbanken			
1. Bestand der eigenen Schuldverschreibungen	173	k.A.	k.A.
2. Umsatz bei Wertpapieren [24]			
a) Ankäufe	174	k.A.	k.A.
b) Verkäufe	175	k.A.	k.A.
3. Umsatz bei Schuldscheindarlehen [24]			
a) Ankäufe	176	k.A.	k.A.
b) Verkäufe	177	k.A.	k.A.
Kontrollsumme für dv-technische Zwecke (Addition der Positionen 168 bis 177)	512	k.A.	k.A.

[23] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist. - [24] Schiffspfandbriefbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Anlage Nr. 7

ERLÄUTERUNGSTEIL

A. Erläuterungen zum Jahresabschluß zum 31.12.2000 (Formblatt 1)

Die laufenden Nummern der Bilanzpositionen entsprechen der Gliederung in Formblatt 1.

AKTIVA

3. Forderungen an Kreditinstitute DM 1.124.919,12

(31.12.1999: DM 187.532,17)

Zusammensetzung:

Commerzbank AG, Düsseldorf, Konto-Nr. 490470200	-	DM 1.622.116,41
Commerzbank AG, Düsseldorf, Konto Nr. 490470201	+	DM 2.747.035,53
insgesamt		DM 1.124.919,12

Die Salden sind vom Kreditinstitut am 02.02.2001 bestätigt worden.

6. Aktien und andere nicht festverzinsliche Wertpapiere DM 404.288,84

(31.12.1999: DM 1.409.012,04)

Es handelt sich um 40 Stück Commerzbank Money MKT FD D-Mark Anteile O.N.

Der Wertansatz ist durch den am 02.02.2001 bestätigten Depotauszug der Commerzbank AG, Düsseldorf, zum 31.12.2000 nachgewiesen.

Die Zinserträge sind unter den laufenden Erträgen aus Aktien und anderen nicht festverzinslichen Wertpapieren ausgewiesen (Formblatt 3, 3a).

7. Beteiligungen DM 1.539.590,18

(31.12.1999: DM 0,--)

Zusammensetzung:

a) ACS-advanced logistic systems AG, Berlin (6,84)	DM	1.300.000,--
b) Innovativ Capital AG, München (2,33 %)	DM	239.589,18
c) Sitebuilder.com, Washington D.C./USA (3 %)	DM	1,--
insgesamt	DM	1.539.590,18

Zu a)

Es handelt sich um eine Beteiligung an einem Logistic-Software-Unternehmen in der Gründungsphase. Die Beteiligung soll Zug um Zug mit dem Entwicklungsfortschritt der Gesellschaft aufgestockt werden (Gesamtengagement DM 2.600.000,--). Bislang wurden in zwei "Milestones" am 17.07.2000 (DM 500.000,--) und am 22.09.2000 (DM 800.000,--) an Investitionskapital überlassen.

Zu b)

Es handelt sich um eine Beteiligung an einer Joint-Venture Capital-Gesellschaft mit einem Zeichnungsvolumen von EUR 122.500,-- (Zahlung am 23.11.2000).

Zu c)

Das Engagement an der Sitebuilder.com betrug umgerechnet DM 115.561,56 und erfolgte im September und Oktober 2000. Die Erfolgsaussichten dieser Internetfirma waren zum Stichtag und zum Prüfungszeitpunkt negativ, so daß die Beteiligung aus Vorsichtsgründen abgeschrieben wurde.

8. Anteile an verbundenen Unternehmen — DM 3.391.942,75

(31.12.1999: DM 2.363.957,51)

Darunter an Finanzdienstleistungsinstitut: DM 2.941.941,75
(Vj. DM 1.963.957,51)

a) HPM Portfolio Management GmbH, Düsseldorf

Zusammensetzung:

	EURO		
Sacheinlagewert des 100 %igen Geschäftsanteils		DM	1.525.000,--
Kapitalerhöhung	EURO		
Bisheriges Kapital	25.564,59		
Kapitalerhöhung 1999	224.435,51	DM	438.957,51
Kapitalerhöhung 2000	500.000,--	DM	977.984,24
	750.000,--		
Wert 31.12.2000		DM	2.941.941,75

b) Vision@Technologie AG, Düsseldorf

80 %-Gründungsbeteiligung	DM	400.000,--
Kapitalerhöhung 2000	DM	205.362,16
Abschreibung	./. DM	605.361,16
Wert 31.12.2000	DM	1,--

c) ekip.de AG, Düsseldorf

80 %-Gründungsbeteiligung	DM	450.000,--
insgesamt	DM	3.391.942,75

Zu a)

Es handelt sich um ein Finanzdienstleistungsunternehmen, mit dem seit 1998 ein Ergebnisabführungsvertrag besteht. Die Erträge aus der Gewinnabführung sind in der Gewinn- und Verlustrechnung (Formblatt 3) in Position 4. ausgewiesen.

Zu b)

Die Beteiligung an dem New-Economy-Unternehmen, das überwiegend sog. Mini-CD-ROM vertreibt und erstellt, mußte wegen erheblicher Probleme in der Führungsstruktur, Vertriebsstruktur und im Produktionsprozeß vollständig abgeschrieben werden. Um die Gesellschaft finanziell zu sanieren, hat die DBH am 28.12.2000 zusammen mit

ihrer Tochtergesellschaft HPM (vgl. zu a)) eine Patronatserklärung bis zu max. DM 1.000.000,-- befristet bis 30.06.2001 erteilt. Die Patronatserklärung erfolgte auch im Vorgriff auf eventuelle Regressansprüche von Investoren einer noch nicht abgeschlossenen Emission der Vision, die von der HPM begleitend unterstützt wurde.

Zu c)
Die DBH hat sich als 80 %-Gründungsgesellschafter an einem Unternehmen beteiligt, das Internetdienstleistungen (Newsletter, Bannerwerbung u.a.) im Finanzsektor anbietet. Das Unternehmen befindet sich noch im Aufbaustatium.

13. Ausstehende Einlagen auf das gezeichnete Kapital — DM 300.000,--

(31.12.1999: DM 0,--)

Davon eingefordert:
DM 300.000,-- (Vj. DM 0,--)

Es handelt sich um den Betrag aus der genehmigten Kapitalerhöhung vom 15.06.2000 gemäß Vorstandsbeschluß. Die Aktien wurden zu Emissionszwecken von der 100 %igen Tochtergesellschaft (HPM) gezeichnet. Die Einlage gilt erst als erbracht, wenn die jungen Aktien an Dritte übertragen werden und deren Gegenleistung (incl. Agio) der DBH zugeht.

15. Sonstige Vermögensgegenstände DM 3.963.762,92

(31.12.1999: DM 2.735.002,16)

Zusammensetzung:

Forderungen an HERMES Portfolio Management GmbH (HPM) (aus Gewinnabführung und Verrechnung)		DM 2.615.005,29
Forderungen aus Steuern:		
Umsatzsteuer	260.757,63	
Körperschaftsteuer (incl. Solidaritätszuschlag)	714.000,--	
Gewerbesteuer	374.000,--	DM 1.348.757,63
insgesamt		DM 3.963.762,92

PASSIVA

5. Sonstige Verbindlichkeiten DM 5.207.028,71

(31.12.1999: DM 75.135,05)

Zusammensetzung:

Vision@Technologie AG, Düsseldorf	DM	214.000,--
Verbindlichkeiten gegenüber Zeichnern aus der Kapitalerhöhung (TDM 300) incl. Agio DBH	DM	3.430.951,78
Verbindlichkeiten gegenüber Zeichnern von Vision Aktien im Rahmen eines Emissionsprogramms 2000	DM	1.530.000,--
Überzahlung von Altaktionären	DM	19.826,93
Aufsichtsratsvergütungen (Vorjahre)	DM	10.500,--
Finanzamt wg. Lohnsteuer	DM	810,83
Sonstiges	DM	939,17
Wert 31.12.2000	DM	5.207.028,71

Die Verbindlichkeiten gegenüber Zeichnern der DBH bzw. Vision bestehen zum Stichtag, da die Aktien in ADR's verbrieft werden sollen, die dann auf die Zeichner übertragen werden. Dies war zum Stichtag noch nicht erfolgt.

7. Rückstellungen DM 308.033,--

(31.12.1999: DM 1.073.700,--)

a) Rückstellungen für Pensionen DM 7.033,--

(31.12.1999: DM 4.658,--)

Pensionsanwartschaft zugunsten des alleinigen Vorstandes auf der Grundlage der erteilten Zusage vom 30.07.1998.

b) Steuerrückstellungen DM 0,--

(31.12.1999: DM 1.039.042,--)

Zusammensetzung und Entwicklung:

	01.01.2000 DM	Verbrauch DM	Auflösung DM	31.12.2000 DM
Gewerbesteuer 1999	284.119,--	284.119,--	--	0,--
Körperschaftsteuer/Solidaritätszuschlag 1999	754.923,--	694.262,81	60.660,19	0,--
insgesamt	1.039.042,--	978.381,81	60.660,19	0,--

Die Veranlagung für 1999 erfolgte in 2000. Der Auflösungsbetrag ist unter Position 23 der Gewinn- und Verlustrechnung (Formblatt 3) ausgewiesen.

c) Andere Rückstellungen DM 301.000,--

(31.12.1999: DM 30.000,--)

Zusammensetzung:

	01.01.2000 DM	Verbrauch DM	Zuführung DM	31.12.2000 DM
Jahresabschluß				
- Aufstellung	10.000,--	10.000,--	10.000,--	10.000,--
- Prüfung und Offenlegung	20.000,--	20.000,--	20.000,--	20.000,--
Haftungsrisiko				
Vision@Technologie AG	--	--	271.000,--	271.000,--
insgesamt	30.000,--	30.000,--	301.000,--	301.000,--

Die Rückstellung für Jahresabschlußkosten ist durch eine Schätzung auf Basis der Vorjahreszahlen belegt.

Hinsichtlich des Haftungsrisikos vergleiche Aktiva 8. zu b). Die Rückstellung wurde in Höhe des Ausgleichsbedarfs bei der Vision@ Technologie AG gebildet.

12. Eigenkapital DM 5.209.442,10

(31.12.1999: DM 5.546.668,83)

a) Gezeichnetes Kapital DM 2.300.000,--

(31.12.1999: DM 2.000.000,--)

Entwicklung:

Vortrag 01.01.2000	DM 2.000.000,--
Genehmigte Kapitalerhöhung (15.06.2000)	DM 300.000,--
Wert 31.12.2000	DM 2.300.000,--

Gemäß Hauptversammlungsbeschluß vom 22.03.2000 wurde der Vorstand zu einer weiteren Kapitalerhöhung um 200.000 Stück Inhaberaktien (DM 1.000.000,--) ermächtigt. Hiervon machte der Vorstand am 15.06.2000 Gebrauch und übertrug DM 300.000,-- junge Aktien zum Zweck der Durchführung eines Emissionsverfahrens auf die HPM. Wegen des Unternehmensvertrags mit der HPM ist die Einlage zum Stichtag ausstehend (vgl. Aktiva Nr. 13).

Vom Grundkapital entfallen am 31.12.2000 285.000 Stück Inhaberaktien (= DM 1.425.000,--) auf Henry Littig und 115.000 Stück Inhaberaktien (= DM 575.000,--) auf "The Bank of New York" als Depositär der ADR's sowie DM 300.000,-- auf die HPM.

b) Kapitalrücklage DM 2.625.000,--

(31.12.1999: DM 2.625.000,--)

Die Kapitalrücklage entfällt auf den Ausgabezuschlag bei der Ausgabe der ADR's im Geschäftsjahr 1999 (vgl. Anlage Nr. 6).

c) Bilanzgewinn DM 284.442,10

(31.12.1999: DM 921.668,83)

Entwicklung:

Gewinnvortrag 01.01.2000	DM	921.668,83
Jahresfehlbetrag 2000	- DM	637.226,73
Bilanzgewinn 31.12.2000	DM	284.442,10

- übereinstimmend mit dem Formblatt 3 -

B. Erläuterungen zur Gewinn- und Verlustrechnung für das Geschäftsjahr vom 01.01. bis 31.12.2000

1. Zinserträge aus

a) Kredit- und Geldmarktgeschäften DM 0,--

(1999: DM 6.452,03)

- Merkposten -

2. Zinsaufwendungen DM 4.291,01

(1999: DM 1.323,43)

- Kontokorrentzinsen -

3. Laufende Erträge aus

a) Aktien und anderen nicht festverzinslichen Wertpapieren DM 25.026,08

(1999: DM 37.340,80)

4. Ertrag aus Gewinnabführungsvertrag DM 1.330.279,77

(1999: DM 2.328.696,62)

HPM Portfolio Management GmbH, Gewinnabführung aufgrund des Ergebnisabführungsvertrages vom 30.12.1998.

10. Allgemeine Verwaltungsaufwendungen DM 156.248,46

(1999: DM 147.895,48)

a) Personalaufwand

	2000 DM	1999 DM
aa) Löhne und Gehälter	29.189,17	43.330,20
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung Davon für Altersversorgung: DM 2.285,-- (Vj. DM 2.373,--)	2.375,--	2.373,--
Summe a)	31.564,17	45.703,20

b) Andere Verwaltungsaufwendungen

	2000 DM	1999 DM
Aufsichtsratsvergütung	7.500,--	5.000,--
Miet- und Servicekosten	30.000,--	30.000,--
Beiträge	250,--	250,--
Sonstige Angaben	400,--	3.369,58
Werbekosten u.a.	35.762,77	9.481,69
Rechts- und Beratungskosten	6.436,25	17.182,79
Buchführungskosten	1.156,--	3.974,38
Abschluß- und Prüfungskosten	38.064,90	31.750,60
Nebenkosten des Geldverkehrs	5.114,37	1.183,24
Summe b)	124.684,29	102.192,28
insgesamt a) + b)	156.248,46	147.895,48

12. Sonstige betriebliche Aufwendungen DM 759.233,71

(1999: DM 93.710,46)

Es handelt sich überwiegend um Emissionskosten (Vertrieb, Zulassung etc.) im Zusammenhang mit der ADR Ausgabe im Rahmen einer Kapitalerhöhung (DM 700.000,--), die an die HPM entrichtet wurde, sowie um Börsennotierungsgebühren der NYSE (DM 43.137,25) und um eine Spende für gemeinnützige Zwecke (DM 15.000,--).

15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere DM 991.921,72

(1999: DM 0,--)

Zusammensetzung:

a) Vision@Technologie AG, Düsseldorf:		
Abschreibung Beteiligungsbuchwert	DM	605.361,16
Rückstellung wegen Patronatserklärung	DM	271.000,--
	DM	876.361,16
b) Sitebuilder.com, USA		
Abschreibung Beteiligungsbuchwert	DM	115.560,56
insgesamt	DM	991.921,72

19. Ergebnis der normalen Geschäftstätigkeit - DM 556.389,05

(1999: DM 2.129.560,08)

23. Steuern vom Einkommen und vom Ertrag DM 80.837,68

(1999: DM 1.063.058,05)

Zusammensetzung:

Erstattung US-Quellensteuer	- DM	3.895,38
Körperschaftsteuererstattung Vorjahre	- DM	60.660,19
Körperschaftsteuer	DM	89.783,18
Solidaritätszuschlag	DM	4.938,07
Gewerbesteuer	DM	50.672,--
insgesamt	DM	80.837,68

Die Körperschaftsteuer bemißt sich bei einem zu versteuernden Einkommen von rd. DM 224.450,-- und der Tarifbelastung von 40 %. Der Solidaritätszuschlag beträgt 5,5 % der Körperschaftsteuerbelastung von DM 89.783,18.

Die Gewerbeertragsteuer ergibt sich auf Basis des Gewerbeertrags von DM 223.500,-- und eines Meßbetrags von DM 11.175,-- bei Anwendung des Hebesatzes für Düsseldorf von 460 % abzüglich Überzahlung für 1999.

26. Jahresfehlbetrag/-überschuß	- DM	637.226,73
	(1999: DM	1.066.502,03)
27. Verlustvortrag	DM	921.668,83
	(1999: - DM	144.833,20)
31. Bilanzgewinn	DM	284.442,10
	(1999: DM	921.668,83)

- übereinstimmend mit Bilanz -

Vollständigkeitserklärung

DBH Deutsche Beteiligungs
Holding AG

(Firmenstempel)

Düsseldorf, den 31.03.2001
Ort

An Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamtorwall 52

in 41460 Neuss

Betr.: Jahresabschluß und Lagebericht für das Geschäftsjahr 2000

Ihnen als Abschlußprüfer erkläre ich ~~(erklären wir)~~ als Vorstandsmitglied(er)/~~Geschäftsführer~~ hiermit (in eigenem Namen ~~sowie namens und im Auftrag aller übrigen Vorstandsmitglieder/Geschäftsführer~~) folgendes:

A. Aufklärungen und Nachweise

Die Aufklärungen und Nachweise, um die Sie mich ~~(uns)~~ gemäß § 320 HGB gebeten haben, habe ich ~~(haben wir)~~ Ihnen vollständig und nach bestem Wissen und Gewissen gegeben. Als Auskunftsperson habe ich ~~(haben wir)~~ Ihnen die nachfolgend aufgeführten Personen benannt:

Herr Göbels

Frau Dr. Sigmund-Rux

Diese Personen sind von mir ~~(uns)~~ angewiesen worden, Ihnen alle gewünschten Auskünfte und Nachweise richtig und vollständig zu geben.

B. Bücher und Schriften

1. Ich habe ~~(Wir haben)~~ dafür Sorge getragen, daß Ihnen die Bücher und Schriften der Gesellschaft vollständig zur Verfügung gestellt worden sind. Zu den Schriften gehören insbesondere auch vertragliche Vereinbarungen mit fremden Rechenzentren, Arbeitsanweisungen und sonstige Organisationsunterlagen, die zum Verständnis der Buchführung erforderlich sind.
2. In den vorgelegten Büchern sind alle Geschäftsvorfälle erfaßt, die für das oben genannte Geschäftsjahr buchungspflichtig geworden sind.
3. Abrechnungen im Bereich der kaufmännischen Rechnungslegung sind
   - ☐ auf der Grundlage der organisatorischen Vorkehrungen und Kontrollen nur nach den Ihnen zur Verfügung stehenden Programmen und den aufgezeichneten Bedienungseingriffen bzw. den Ihnen vorgelegten Arbeitsanweisungen und Organisationsunterlagen durchgeführt worden.
   - ☒ auf der Grundlage der vertraglichen Vereinbarungen mit fremden Rechenzentren entsprechend den gesetzlichen Anforderungen durchgeführt worden.
4. Ich habe ~~(Wir haben)~~ sichergestellt, daß im Rahmen der gesetzlichen Aufbewahrungspflichten und -fristen auch die nicht ausgedruckten Daten jederzeit verfügbar sind und innerhalb angemessener Frist lesbar gemacht werden können, und zwar die Buchungen in kontenmäßiger Ordnung.

C. Jahresabschluß und Lagebericht

1. In dem von Ihnen zu prüfenden Jahresabschluß sind alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse (zum Beispiel drohende Verluste aus schwebenden Geschäften) und Abgrenzungen berücksichtigt, sämtliche Aufwendungen und Erträge enthalten sowie alle erforderlichen Angaben gemacht.
2. Bewertungserhebliche Umstände nach dem Bilanzstichtag
   - ☒ haben sich nicht ergeben.
   - ☐ sind im Jahresabschluß bereits berücksichtigt.
   - ☐ haben wir Ihnen mitgeteilt.
3. Besondere Umstände, die der Fortführung des Unternehmens oder der Vermittlung eines den tatsächlichen Verhältnissen entsprechenden Bildes der Vermögens-, Finanz- und Ertragslage entgegenstehen könnten
   - ☒ bestehen nicht.
   - ☐ sind im Anhang gesondert aufgeführt.
   - ☐ sind in Abschnitt D bzw. in der Anlage angegeben.

Muster A: anzuwenden für Kapitalgesellschaften (ohne Kreditinstitute und Versicherungsunternehmen).
Herausgegeben vom Institut der Wirtschaftsprüfer in Deutschland e.V. · Tersteegenstraße 14 · 40474 Düsseldorf

50006
3.98

4. Eine Übersicht über die Unternehmen
   ☒ mit denen die Gesellschaft im Geschäftsjahr verbunden war
   ☒ mit denen im Geschäftsjahr ein Beteiligungsverhältnis bestanden hat
   ist Ihnen ausgehändigt worden.

   Ausleihungen, Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, bestanden am Abschlußstichtag
   ☐ nicht.
   ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.

5. (nur für Gesellschaften mit beschränkter Haftung zu beantworten) Aktionären, Vorständen
   Ausleihungen, Forderungen und Verbindlichkeiten gegenüber ~~Gesellschaftern (§ 42 Abs. 3 GmbHG)~~ bestanden am Abschlußstichtag
   ☐ nicht.
   ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.

6. Verbindlichkeiten aus der Begebung und Übertragung von Wechseln, aus Bürgschaften, Wechsel- und Scheckbürgschaften und aus Gewährleistungsverträgen sowie Haftungsverhältnisse aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten bestanden am Abschlußstichtag
   ☒ nicht.
   ☐ nur in der Höhe, in der sie aus dem Jahresabschluß ersichtlich sind.

   Patronatserklärungen, die nicht aus dem Jahresabschluß ersichtlich sind,
   ☒ bestanden am Abschlußstichtag nicht.
   ☐ sind unter Abschnitt D aufgeführt.
   ☐ sind in der Anlage aufgeführt.

7. Besicherungen von Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) durch Pfandrechte und ähnliche Rechte
   ☒ bestanden am Abschlußstichtag nicht.
   ☐ sind Ihnen vollständig mitgeteilt worden.

8. Gewährte Vorschüsse, Kredite sowie eingegangene Haftungsverhältnisse, die unter § 285 Nr. 9 c) HGB fallen, bestanden am Abschlußstichtag
   ☒ nicht.
   ☐ nur in der Höhe, in der sie im Anhang angegeben sind.

9. Rückgabeverpflichtungen für in der Jahresbilanz ausgewiesene Vermögensgegenstände sowie Rücknahmeverpflichtungen für nicht in der Jahresbilanz ausgewiesene Vermögensgegenstände
   ☒ bestanden am Abschlußstichtag nicht.
   ☐ sind unter Abschnitt D aufgeführt.
   ☐ sind in der Anlage aufgeführt.

10. Verträge, die derivative Finanzinstrumente betreffen (z. B. fremdwährungs-, zins-, wertpapier- und indexbezogene Optionsgeschäfte und Terminkontrakte, Zins- und Währungsswaps, Forward Rate Agreements und Forward Forward Deposits),
    ☐ bestanden am Abschlußstichtag nicht.
    ☒ sind in den Büchern der Gesellschaft vollständig erfaßt und Ihnen offengelegt worden.
    ☐ sind unter Abschnitt D. oder in der Anlage aufgeführt.

11. Verträge, die wegen ihres Gegenstandes, ihrer Dauer, möglicher Vertragsstrafen oder aus anderen Gründen für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von Bedeutung sind oder werden können (zum Beispiel Verträge mit Lieferern, Abnehmern und verbundenen Unternehmen sowie Arbeitsgemeinschafts-, Versorgungs-, Options-, Ausbietungs-, Leasing- und Treuhandverträge und Verträge über Verpflichtungen, die aus dem Gewinn zu erfüllen sind)
    ☐ bestanden am Abschlußstichtag nicht.
    ☒ sind unter Abschnitt D aufgeführt.
    ☐ sind in der Anlage aufgeführt.

    Die finanziellen Verpflichtungen aus diesen Verträgen sowie sonstige, wesentliche finanzielle Verpflichtungen (zum Beispiel Großreparaturen) sind — soweit sie nicht in der Bilanz erscheinen —
    ☒ im Anhang angegeben.
    ☐ unter Abschnitt D oder in der Anlage aufgeführt.

12. Rechtsstreitigkeiten und sonstige Auseinandersetzungen, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von Bedeutung sind,
    ☒ lagen am Abschlußstichtag und liegen auch zur Zeit nicht vor.
    ☐ sind unter Abschnitt D aufgeführt.
    ☐ sind in der Anlage aufgeführt.

13. Störungen oder wesentliche Mängel des Internen Kontrollsystems sowie festgestellte oder vermutete vermögensschädigende Handlungen gegen das Unternehmen
    ☒ lagen und liegen auch zur Zeit nicht vor.
    ☐ haben wir Ihnen vollständig mitgeteilt.

14. Gesetzesverstöße, die Bedeutung für den Inhalt des Jahresabschlusses oder des Lageberichts oder für die Fortführung des Unternehmens haben können,
    ☒ bestanden nicht.
    ☐ haben wir Ihnen vollständig mitgeteilt.

15. Von den Schutzklauseln (Unterlassen von Angaben gemäß § 286 HGB, § 160 Abs. 2 AktG)
    ☐ ist kein Gebrauch gemacht worden.
    ☐ ist in dem im Anhang dargelegten Umfange Gebrauch gemacht worden.
    ☒ ist in dem in Abschnitt D bzw. in der Anlage dargelegten Umfange Gebrauch gemacht worden.

16. Der Lagebericht enthält auch hinsichtlich erwarteter Entwicklungen alle für die Beurteilung der Lage der Gesellschaft wesentlichen Gesichtspunkte sowie die nach § 289 HGB erforderlichen Angaben. Vorgänge von besonderer Bedeutung nach dem Schluß des Geschäftsjahres
    ☐ haben sich nicht ereignet.
    ☒ sind im Lagebericht angegeben.
    ☐ sind unter Abschnitt D angegeben.
    ☐ sind in der Anlage angegeben.

D. Zusätze und Bemerkungen

Organschaftsvertrag mit der HPM Portfolio Management GmbH, Düsseldorf.

☐ Zutreffendes bitte ankreuzen.

Unterschrift(en)

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Juli 2000

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrags vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Der Auftraggeber hat Anspruch auf Beseitigung etwaiger Mängel durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nachbesserung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nachbesserung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1 Satz 1 verjähren mit Ablauf von sechs Monaten, nachdem der Wirtschaftsprüfer die berufliche Leistung erbracht hat.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 8 Mio. DM beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 10 Mio. DM in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von 12 Monaten geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT NEUSS

Bericht

über die Prüfung

des Jahresabschlusses
zum 31.12.1999

und des
Lageberichts 1999

der

DBH Deutsche Beteiligungs Holding AG
Düsseldorf

INHALTSVERZEICHNIS

A. Prüfungsauftrag

Durch Beschluß der Hauptversammlung vom 30.07.1999 der

DBH Deutsche Beteiligungs Holding AG, Düsseldorf
(im folgenden auch Gesellschaft oder DBH genannt)

wurden wir zum Abschlußprüfer für das Geschäftsjahr vom 01.01. bis 31.12.1999 gewählt. Der Aufsichtsrat erteilte uns den Auftrag, den Jahresabschluß zum 31.12.1999 und den Lagebericht 1999 zu prüfen und über die Prüfung schriftlich Bericht zu erstatten.

Die Gesellschaft ist eine kleine Kapitalgesellschaft im Sinne von § 267 Abs. 1 bis 3 HGB und ein Finanzholdingunternehmen gemäß § 1 Abs. 3a KWG. Wir haben auftragsgemäß eine Pflichtprüfung nach § 316 Abs. 1 HGB durchgeführt. Der Prüfungsbericht ist nach dem IDW Prüfungsstandard PS 450 aufgestellt worden.

Für die Durchführung des Auftrags und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 01.01.1999 maßgebend.

B. Grundsätzliche Feststellungen

I. Lage des Unternehmens

1. Stellungnahme zur Lagebeurteilung der gesetzlichen Vertreter

Die Darstellung der Lage des Unternehmens im Jahresabschluß und im Lagebericht für das Geschäftsjahr 1999 durch die gesetzlichen Vertreter ist konsistent und für uns nachvollziehbar. Der Jahresabschluß und der Lagebericht sind unter der Annahme der Fortführung der Gesellschaft aufgestellt worden. Hinweise dafür, daß die Gesellschaft nicht fortgeführt wird, haben wir im Rahmen unserer Prüfung nicht erhalten.

Der Jahresabschluß für das Geschäftsjahr 1999 endet mit einer Bilanzsumme von DM 6.695.503,88. Er weist ein Eigenkapital von DM 5.546.668,83 und übereinstimmend mit der Gewinn- und Verlustrechnung einen Bilanzgewinn von DM 921.668,83 aus.

Der Lagebericht ist klar und verständlich, er vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der wirtschaftlichen Lage der Gesellschaft. Die im Lagebericht durch die gesetzlichen Vertreter vorgenommenen Beurteilungen und Darstellungen halten wir für ausführlich und nachvollziehbar. Auf die Risiken der zukünftigen Entwicklung wird angemessen eingegangen.

2. Entwicklungsbeeinträchtigende oder bestandsgefährdende Tatsachen

Bei der Durchführung der Abschlußprüfung haben wir keine nach § 321 Abs. 1 Satz 3 HGB berichtspflichtigen Tatsachen festgestellt, welche die Entwicklung der geprüften Gesellschaft wesentlich beeinträchtigen oder ihren Bestand gefährden können. Auch nach dem Abschlußstichtag wurden keine Tatsachen erkannt, die eine Entwicklungsbeeinträchtigung oder eine Gefährdung des Fortbestands der Gesellschaft zur Folge haben können.

II. Unregelmäßigkeiten

Bei der Durchführung der Abschlußprüfung haben wir keine nach § 321 Abs. 1 Satz 3 HGB berichtspflichtigen Unrichtigkeiten oder Verstöße gegen gesetzliche Vorschriften sowie Tatsachen, die schwerwiegende Verstöße von gesetzlichen Vertretern oder von Arbeitnehmern gegen Gesetz und Satzung darstellen, festgestellt.

Diese Feststellung gilt für die Beachtung von Vorschriften zur Rechnungslegung einschließlich der Grundsätze ordnungsmäßiger Buchführung und einschlägiger Normen der Satzung sowie im Fall schwerwiegender

Verstöße von gesetzlichen Vertretern oder von Arbeitnehmern für Verstöße auch gegen solche gesetzlichen Vorschriften, die sich nicht unmittelbar auf die Rechnungslegung beziehen und die im Hinblick auf das für die Gesellschaft damit verbundene Risiko, die Bedeutung der verletzten Rechtsnorm sowie den Grad des Vertrauensbruchs wesentlich sind.

C. Gegenstand, Art und Umfang der Prüfung

Gegenstand unserer Abschlußprüfung war die Buchführung des Geschäftsjahres 1999, der Jahresabschluß zum 31.12.1999 und der Lagebericht 1999. Der Vorstand trägt für den Jahresabschluß, den Lagebericht und die uns gemachten Angaben die Verantwortung. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen einer pflichtgemäßen Prüfung zu beurteilen. Der von uns geprüfte Jahresabschluß und der Lagebericht sind diesem Bericht als Anlagen Nr. 1 bis 4 beigefügt.

Die Abschlußprüfung haben wir unter Beachtung der folgenden Grundsätze durchgeführt:

- §§ 316 ff. HGB sowie der Prüfungsstandards des Instituts der Wirtschaftsprüfer
- Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV)
- FG 1/1988: Grundsätze ordnungsmäßiger Durchführung von Abschlußprüfungen
- EPS 200: Ziele und allgemeine Grundsätze der Durchführung von Abschlußprüfungen
- EPS 201: Rechnungslegungs- und Prüfungsgrundsätze zur Abschlußprüfung
- PS 350: Prüfung des Lageberichts

- PS 400: Grundsätze für die ordnungsmäßige Erteilung von Bestätigungsvermerken bei Abschlußprüfungen
- PS 450: Grundsätze ordnungsmäßiger Berichterstattung bei Abschlußprüfungen

Ausgangsgrundlage unserer Prüfung war der von der Dr. Zacharias, Dipl.-Kfm. Remmer Wirtschaftsprüfungs-Gesellschaft, Köln, geprüfte und am 16.04.1999 mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschluß zum 31.12.1998 und der Lagebericht 1998.

Die Gesellschaft hat im Geschäftsjahr 1999 in Zusammenarbeit mit der Bank of New York und dem Alleinvorstand Henry Littig Depothinterlegungsscheine ("American depositary receipts" ADR's) herausgegeben, die zum Handel im amerikanischen Freiverkehrsmarkt zugelassen sind.

Es wurden insgesamt 460.000 ADR's mit einem gezeichneten Kapital von DM 575.000,-- (28,75 %) ausgegeben. Hierbei wurden DM 2.625.000,-- in die Kapitalrücklage eingestellt (vgl. Anlage Nr. 6).

Die ADR's sind in Deutschland nicht zum amtlichen Handel zugelassen, so daß § 371 IV HGB (Prüfung des Risikofrüherkennungssystems) nicht Gegenstand der Prüfung war.

Die Prüfung des Jahresabschlusses erstreckte sich auf die Prüfung der Ordnungsmäßigkeit der Buchführung, des Jahresabschlusses mit seinen Bestandteilen Bilanz, Gewinn- und Verlustrechnung und Anhang sowie des Lageberichts. Insbesondere der Bestandsnachweis, die Bewertung und der Ausweis der Vermögensgegenstände und der Schulden nach handelsrechtlichen Grundsätzen waren Gegenstand unserer Prüfung. Eine Unterschlagungsprüfung war berufsüblich nicht Gegenstand unseres Auftrags. Anhaltspunkte für Unredlichkeiten haben sich im Verlauf unserer Prüfung nicht ergeben.

Die Prüfung der Einhaltung gesetzlicher Vorschriften gehört nur insoweit zu den Aufgaben der Abschlußprüfung, als sich hieraus üblicherweise Rückwirkungen auf den Jahresabschluß oder den Lagebericht ergeben. Die Prüfung des Umfangs und der Angemessenheit des Versicherungsschutzes war nicht Gegenstand unseres Auftrags.

Im Rahmen der Jahresabschlußprüfung haben wir uns Informationen über die Geschäftstätigkeit und das wirtschaftliche Umfeld sowie die Kontrollstruktur der Gesellschaft beschafft. Wir haben die Richtigkeit der Einzelaussagen innerhalb des Jahresabschlusses im Hinblick auf Vollständigkeit, Vorhandensein, Genauigkeit der Erfassung, Abgrenzung in zeitlicher und sachlicher Hinsicht, Bewertung und Ausweis geprüft. Den Prüfungsumfang haben wir entsprechend den organisatorischen und wirtschaftlichen Gegebenheiten der zu prüfenden Gesellschaft, der Bedeutung des einzelnen Prüfungsgegenstands, der Wahrscheinlichkeit von Fehlern oder Verstößen gegen die Rechnungslegungsvorschriften sowie der Gewinnung von Prüfungsfeststellungen in zeitgerechter und wirtschaftlicher Weise festgelegt. Art und Umfang unserer Prüfungshandlungen ergeben sich im einzelnen aus unseren Arbeitsunterlagen.

Den Auftrag haben wir in der Zeit vom 27.04.2000 bis 29.04.2000 in den Geschäftsräumen der Gesellschaft in Düsseldorf sowie in den Räumen des Steuerbüros Trautmann in Neuss durchgeführt.

Auskünfte erteilten uns:
Der Alleinvorstand Herr Henry Littig,
verantwortlich für das Finanz- und Rechnungswesen,
Herr Göbels sowie der mit der Jahresabschlußerstellung
beauftragte Steuerberater Günther Trautmann.

Alle verlangten, nach unserem pflichtgemäßen Ermessen zur ordnungsmäßigen Durchführung der Prüfung benötigten Aufklärungen und Nachweise wurden bereitwillig vom Vorstand und den benannten Personen erbracht. Der Vorstand hat uns durch Unterzeichnung einer Vollständigkeitserklärung versichert, daß er uns die Aufklärungen und Nachweise vollständig

und nach bestem Wissen und Gewissen gegeben hat. Insbesondere hat er uns gegenüber erklärt, daß er uns alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse und Abgrenzungen sowie sämtliche Aufwendungen und Erträge dargelegt und alle erforderlichen Angaben gemacht hat.

Das unserer Prüfung zugrundeliegende Prüfungsrisiko besteht aus den folgenden drei Teilrisiken:

- dem dem Prüfungsgegenstand innewohnenden Risiko,
- dem Kontrollrisiko, daß wesentliche Fehler oder Verstöße bei Geschäftsvorfällen oder Beständen nicht durch das interne Kontrollsystem verhindert oder entdeckt werden und
- dem Entdeckungsrisiko, daß Prüfungshandlungen nicht zur Aufdeckung eines wesentlichen Fehlers führen.

Wir haben bei unserer Prüfung daher nach Risikoursachen, innerbetrieblichen Möglichkeiten zur Risikobeseitigung oder -minderung und den prüferischen Möglichkeiten der Fehleraufdeckung unterschieden. Unsere Prüfungshandlungen umfassen in angemessenem Umfang Prüfungen der auf den Jahresabschluß und den Lagebericht bezogenen Bereiche des internen Kontrollsystems, insbesondere hinsichtlich wesentlicher Änderungen im Vergleich zum Vorjahr, sowie Detailprüfungen von Geschäftsvorfällen und Beständen des Jahresabschlusses. Bei umfangreichen Prüfungsgegenständen haben wir Stichproben nach bewußter Auswahl gezogen.

Sämtliche Angaben im Lagebericht wurden in unsere Prüfung einbezogen und Prognose-Angaben auf Plausibilität geprüft. Wir haben eine Gesamtwürdigung des mit dem Lagebericht vermittelten Bildes der Lage der Gesellschaft und seiner Entwicklung vorgenommen.

Bei unserer Prüfung haben wir keine Unterlagen und Untersuchungen Dritter verwendet.

D. Feststellungen und Erläuterungen zur Rechnungslegung

I. Buchführung und weitere geprüfte Unterlagen

Die Geschäftsvorfälle der Gesellschaft wurden (bis 31.12.1999) in der Finanzbuchhaltung durch das Steuerbüro Trautmann über das DATEV eG System erfaßt und verarbeitet. Neben den Sachkonten bestehen keine Personenkonten für Debitoren und Kreditoren. Die Anlagenbuchhaltung sowie die Lohn- und Gehaltsabrechnungen werden ebenfalls über das Steuerbüro Trautmann abgewickelt. Das Kassenbuch wird manuell geführt.

Der Kontenplan ist hinreichend gegliedert und entspricht den betrieblichen Erfordernissen der Gesellschaft, enthält jedoch keine Gliederung nach der RechKredV. Die Bücher der Gesellschaft sind ordnungsgemäß geführt, die Buchungen sind ordnungsgemäß belegt, die Belege sind ausreichend erläutert und übersichtlich abgelegt. Alle Geschäftsvorfälle werden vollständig, fortlaufend und zeitgerecht erfaßt. Alle erbetenen Bestandsnachweise und weiteren Unterlagen konnten vorgelegt werden.

Die Bilanz zum 31.12.1998 ist ordnungsgemäß in den Büchern der Gesellschaft vorgetragen, der Bilanzzusammenhang gemäß § 252 Abs. 1 Nr. 1 HGB ist somit gewahrt.

Die Buchführung entspricht nach unseren Feststellungen den gesetzlichen Vorschriften einschließlich der Grundsätze ordnungsmäßiger Buchführung und den ergänzenden Bestimmungen der Satzung. Die aus den weiteren geprüften Unterlagen entnommenen Informationen führen zu einer ordnungsgemäßen Abbildung in Buchführung und Jahresabschluß sowie Lagebericht.

II. Jahresabschluß

1. Ordnungsmäßigkeit des Jahresabschlusses

Der uns zur Prüfung vorgelegte Jahresabschluß zum 31.12.1999 ließ sich ordnungsgemäß aus den Büchern und den sonstigen Aufzeichnungen der Gesellschaft ableiten und entwickeln. Die Vermögensgegenstände und Schulden sind in Übereinstimmung mit den gesetzlichen Vorschriften nach dem Grundsatz der Unternehmensfortführung angesetzt und bewertet. Es wurden die im folgenden dargestellten Ansatz-, Ausweis- und Bewertungsvorschriften, insbesondere der Stetigkeitsgrundsatz nach § 252 Abs. 1 Nr. 6 HGB, beachtet.

Der Jahresabschluß wurde unter Beachtung der §§ 242 ff., 264 ff. und 340 ff. HGB aufgestellt. Die Bilanz wurde nach Formblatt 1 (RechKredV),die Gewinn- und Verlustrechnung nach dem Formblatt 3 (RechKredV) gegliedert.

Der Anhang enthält hinsichtlich Ausweis, Gliederung und Bewertung der einzelnen Posten der Bilanz und der Gewinn- und Verlustrechnung die erforderlichen Angaben und Aufgliederungen. Die sonstigen Pflichtangaben entsprechen den gesetzlichen Anforderungen. Für die Berichterstattung im Anhang wurde von den Schutzklauseln nach § 286 HGB hinsichtlich des Vorstandbezuges Gebrauch gemacht. Besondere Umstände, die dazu führen, daß der Jahresabschluß ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft nicht vermittelt, und die nach § 264 Abs. 2 Satz 2 HGB angabepflichtig sind, bestehen nicht.

Der Jahresabschluß zum 31.12.1998 wurde von der Dr. Zacharias - Dipl.-Kfm. Demmer Wirtschaftsprüfungs-Gesellschaft, Köln, am 18.04.1999 mit dem uneingeschränkten Bestätigungsvererk versehen. Vorstand und Aufsichtsrat haben den Jahresabschluß am 28.05.1999 festgestellt.

Die Hauptversammlung vom 30.07.1999 beschloß, den Bilanzverlust von DM 144.833,20 auf das Geschäftsjahr 1999 vorzutragen.

Vorstand und Aufsichtsrat wurde Entlastung erteilt. Die Offenlegung des Vorjahresabschlusses beim Registergericht wurde im Bundesanzeiger Nr. 127 vom 13.07.1999 S. 6116 bekannt gemacht.

2. Aufgliederung und Erläuterung der Posten des Jahresabschlusses

Zur Verdeutlichung der Vermögens- und Ertragslage der Gesellschaft und deren Entwicklung stellen wir im folgenden Bilanzstrukturübersichten zur Vermögenslage und eine Analyse der Gewinn- und Verlustrechnung zur Ertragslage dar.

Wirtschaftliche Verhältnisse

1. Darstellung der Vermögenslage

	31.12.1999 in TDM	in % der Bilanzsumme	31.12.1998 in TDM	in % der Bilanzsumme
Barreserve und Bankguthaben	187,5	2,8	2.099,1	44,7
Beteiligungen	2.364,0	35,3	1.525,0	32,4
Sonstige Finanzanlagevermögen	1.409,0	21,0	602,5	12,8
Forderungen an verbundene Unternehmen	2.588,6	38,7	230,5	4,9
Sonstige Vermögensgegenstände	146,4	2,2	228,0	4,8
Rechnungsabgrenzungsposten	0,0	0,0	20,0	0,4
insgesamt	6.695,5	100,0	4.705,1	100,0
Verbindlichkeiten, kurzfristig	75,1	1,1	3.203,6	68,1
langfristige Rückstellungen	4,7	0,1	2,3	0,0
kurzfristige Rückstellungen	1.069,0	16,0	19,0	0,4
Eigenkapital	5.546,7	82,8	1.480,2	31,5
	6.695,5	100,0	4.705,1	100,0

Die Eigenkapitalquote hat sich durch die Kapitalerhöhung und den Bilanzgewinn von 31,5 % auf 82,8 % erhöht. Absolut ist das Eigenkapital auf TDM 5.546,7 angestiegen.

2. Darstellung der Ertragslage

	1999 in TDM	in % des Finanzergebnisses	1998 in TDM	in % des Finanzergebnisses
Zinserträge	6,4	0,3	19,3	4,0
Zinsaufwand	- 1,3	- 0,1	0,0	0,0
Zinsergebnis	5,1	0,2	19,3	4,0
Gewinnabführungserträge	2.328,7	98,2	327,1	67,2
Beteiligungserträge	37,3	1,6	140,2	28,8
Finanzergebnis	2.371,1	100,0	486,6	100,0
Personalkosten	- 45,7	- 1,9	- 15,8	- 3,2
Andere Verwaltungskosten	- 102,2	- 4,4	- 45,6	- 9,5
Sonstige Aufwendungen	- 93,7	- 4,0	0,0	0,0
Operatives Ergebnis	2.129,5	89,7	425,2	87,3
Außerordentliche Aufwendungen	0,0	- 0,1	- 570,0	- 117,2
Ertragsteuern	- 1.063,0	- 44,8	0,0	0,0
Jahresüberschuß/Fehlbetrag	1.066,5	44,8	- 144,8	- 29,9

Die Ertragslage hängt bei nahezu fixen Verwaltungskosten hauptsächlich vom Ergebnis der Tochtergesellschaft ab und ist im Geschäftsjahr als gut zu bezeichnen.

3. Liquiditätslage

a) Liquiditätsstatus

	31.12.1999 in TDM	31.12.1999 in %	31.12.1998 in TDM	31.12.1998 in %
Bei kurzfristigen Schulden (Sonstige Verbindlichkeiten, kurzfristige Rückstellungen) von	- 1.144,1	100,0	- 3.222,6	100,0
und liquiden Mitteln I. Ordnung (Kassenbestand, Bankguthaben, Wertpapierdepots) von	1.596,5	139,5	2.701,6	83,8
besteht eine Überdeckung(+)/Unterdeckung(-) von	452,4	+ 39,5	- 521,0	- 16,2
bei Einbeziehung von liquiden Mitteln II. Ordnung (Forderungen einschließlich verbundener Unternehmen) von	2.735,0	239,1	458,5	14,2
besteht eine Überdeckung(+)/Unterdeckung(-) von	3.187,4	278,6	- 62,5	- 2,0

Verbesserung der Liquidität: DM 3.249.900,--

b) Cash-flow Analyse

	1999 DM	1998 DM
Jahresüberschuß/Fehlbetrag	1.066.502	- 144.833
± Zuführung Pensionsrückstellung	2.373	2.285
Cash-flow	1.068.875	- 142.548

Die Liquiditätslage ist zum 31.12.1999 gut. Aufgrund der positiven Ertragserwartungen rechnet die Gesellschaft mit keinen bestandsgefährdenden Liquiditätsrisiken.

Ergänzend zu den gesetzlich geforderten Aufgliederungen und Erläuterungen werden detaillierte Aufgliederungen und Erläuterungen zu den einzelnen Posten der Bilanz und der Gewinn- und Verlustrechnung in der Anlage Nr. 7 zum Prüfungsbericht gegeben.

Bilanzierungs-, Bewertungs- und Ausweisgrundsätze

Die Finanzanlagen sind mit ihren Anschaffungskosten abzüglich notwendiger Abschreibungen angesetzt.

Forderungen und sonstige Vermögensgegenstände sind zu Anschaffungskosten, liquide Mittel zum Nennwert angesetzt.

Alle Rückstellungen sind mit dem Betrag angesetzt, der nach vernünftiger kaufmännischer Beurteilung notwendig ist. Soweit dies zum Zeitpunkt unserer Prüfung beurteilt werden konnte, berücksichtigen sie angemessen alle erkennbaren ungewissen Verpflichtungen und Risiken.

Verbindlichkeiten sind zum Rückzahlungsbetrag angesetzt.

In der Gewinn- und Verlustrechnung sind die Aufwendungen und Erträge vollständig erfaßt, periodengerecht abgegrenzt und zutreffend gegliedert. Im Berichtsjahr fielen keine außerordentlichen Aufwendungen an.

3. Gesamtaussage des Jahresabschlusses

Der Jahresabschluß vermittelt in seiner Gesamtaussage, wie sie sich aus dem Zusammenwirken von Bilanz, Gewinn- und Verlustrechnung und Anhang ergibt, unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Für unsere Beurteilung im einzelnen nehmen wir Bezug auf unsere im Rahmen der Aufgliederung und Erläuterung der Posten des Jahresabschlusses gemachten Ausführungen sowie auf die Anlage Nr. 7 dieses Prüfungsberichts.

III. Lagebericht

Den vom Vorstand aufgestellten Lagebericht haben wir geprüft. Er steht im Einklang mit dem Jahresabschluß und den bei unserer Prüfung gewonnenen Erkenntnissen und ist diesem Bericht als Anlage Nr. 4 beigefügt. Der Lagebericht vermittelt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft.

Der Lagebericht enthält alle gesetzlich vorgeschriebenen Angaben und gibt ein den tatsächlichen Verhältnissen entsprechendes Bild über die voraussichtliche Entwicklung. Die wesentlichen Risiken der künftigen Entwicklung sind zutreffend dargestellt. Vorgänge von besonderer Bedeutung nach dem Bilanzstichtag haben sich nach unserer Kenntnis nicht ereignet.

E. Bestätigungsvermerk des Abschlußprüfers

Wir haben den im folgenden wiedergegebenen Bestätigungsvermerk erteilt:

Wir haben den Jahresabschluß unter Einbeziehung der Buchführung der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, und ihren Bericht über die Lage der Gesellschaft für das Geschäftsjahr vom 01.01. bis 31.12.1999 geprüft. Die Aufstellung dieser Unterlagen nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluß unter Einbeziehung der Buchführung und ihren Bericht über die Lage der Gesellschaft abzugeben.

Wir haben unsere Jahresabschlußprüfung unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten Grundsätze ordnungsmäßiger Abschlußprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, daß Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluß unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Bericht über die Lage der Gesellschaft vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, in Jahresabschluß und in dem Bericht über die Lage der Gesellschaft überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze

und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses sowie des Berichts über die Lage der Gesellschaft. Wir sind der Auffassung, daß unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluß unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Bericht über die Lage der Gesellschaft gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

N e u s s , den 07.05.2000

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft


DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT · STEUERBERATUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
Neuss

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Formblatt 1

Jahresabschluß zum 31.12.1999
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Aktivseite

		DM	31.12.1999 DM	31.12.1998 TDM
1.	Barreserve			
	a) Kassenbestand	0,00		0,0
	b) Guthaben bei Zentralnotenbanken	0,00		0,0
	darunter: bei der Deutschen Bundesbank DM 0,--			
	c) Guthaben bei Postgiroämtern	0,00		0,0
			0,00	0,0
2.	Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind			
	a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	0,00		0,0
	darunter: bei der Deutschen Bundesbank refinanzierbar DM 0,--			
	b) Wechsel	0,00		0,0
	darunter: bei der Deutschen Bundesbank refinanzierbar DM 0,--		0,00	0,0
3.	Forderungen an Kreditinstitute			
	a) täglich fällig	187.532,17		0,0
	b) andere Forderungen	0,00		2.099,1
			187.532,17	2.099,1
4.	Forderungen an Kunden			
	darunter: durch Grundpfandrechte gesichert DM 0,--		0,00	0,0
	Kommunalkredite DM 0,--			
5.	Schuldverschreibung und andere festverzinsliche Wertpapiere			
	a) Geldmarktpapiere			
	aa) von öffentlichen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	ab) von anderen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--	0,00		0,0
	b) Anleihen und Schuldverschreibungen			
	ba) von öffentlichen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	bb) von anderen Emittenten	0,00		0,0
	darunter: beleihbar bei der Deutschen Bundesbank DM 0,--			
	c) eigene Schuldverschreibungen Nennbetrag DM 0,--	0,00		0,0
			0,00	0,0
6.	Aktien und andere nicht festverzinsliche Wertpapiere		1.409.012,04	602,5
7.	Beteiligungen		0,00	0,0
	darunter: an Kreditinstituten DM 0,--			
	an Finanzdienstleistungsinstituten DM 0,--			
8.	Anteile an verbundenen Unternehmen		2.363.957,51	1.525,0
	darunter: an Kreditinstituten DM 0,--			
	an Finanzdienstleistungsinstituten: DM 1.963.957,51 (Vj. TDM 1.525,--)			
9.	Treuhandvermögen		0,00	0,0
	darunter: Treuhandkredite DM 0,--			
10.	Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus		0,00	0,0
11.	Immaterielle Anlagewerte		0,00	0,0
12.	Sachanlagen		0,00	0,0
13.	Ausstehende Einlagen auf das gezeichnete Kapital		0,00	0,0
	darunter: eigefordert			
14.	Eigene Aktien oder Anteile		0,00	0,0
	Nennbetrag/gegebenenfalls rechnerischer Wert DM 0,--			
			0,00	0,0
15.	Sonstige Vermögensgegenstände		2.735.002,16	458,5
16.	Rechnungsabgrenzungsposten		0,00	20,0
17.	Nicht durch Eigenkapital gedeckter Fehlbetrag		0,00	0,0
Summe der AKTIVA			**6.695.503,88**	**4.705,1**

Passivseite

		DM	31.12.1999 DM	31.12.1998 TDM
1.	Verbindlichkeiten gegenüber Kreditinstituten			
	a) täglich fällig	0,00		0,0
	b) mit vereinbarter Laufzeit oder Kündigungsfrist	0,00		0,0
			0,00	0,0
2.	Verbindlichkeiten gegenüber Kunden			
	a) Spareinlagen			
	aa) mit vereinbarter Kündigungsfrist von drei Monaten	0,00		0,0
	ab) mit vereinbarter Kündigungsfrist von mehr als drei Monaten	0,00		0,0
		0,00		0,0
	b) andere Verbindlichkeiten			
	ba) täglich fällig	0,00		0,0
	bb) mit vereinbarter Laufzeit oder Kündigungsfrist	0,00		0,0
		0,00		0,0
			0,00	0,0
3.	Verbriefte Verbindlichkeiten			
	a) begebene Schuldverschreibungen	0,00		0,0
	b) andere verbriefte Verbindlichkeiten	0,00		0,0
	darunter: Geldmarktpapiere DM 0,--		0,00	0,0
	eigene Akzepte und Solawechsel im Umlauf DM 0,--			
4.	Treuhandverbindlichkeiten		0,00	0,0
	darunter: Treuhandkredite DM 0,--			
5.	Sonstige Verbindlichkeiten		75.135,05	3.203,6
6.	Rechnungsabgrenzungsposten		0,00	0,0
7.	Rückstellungen			
	a) Rückstellungen für Pensionen und ähnliche Verpflichtungen	4.658,00		2,3
	b) Steuerrückstellungen	1.039.042,00		0,0
	c) andere Rückstellungen	30.000,00		19,0
			1.073.700,00	21,3
8.	Sonderposten mit Rücklageanteil		0,00	0,0
9.	Nachranginge Verbindlichkeiten		0,00	0,0
10.	Genußrechtskapital		0,00	0,0
	darunter:			
	vor Ablauf von zwei Jahren fällig DM 0,--			
11.	Fonds für allgemeine Bankrisiken		0,00	0,0
12.	Eigenkapital			
	a) gezeichnetes Kapital	2.000.000,00		1.625,0
	b) Kapitalrücklage	2.625.000,00		0,0
	c) Gewinnrücklagen			
	ca) gesetzliche Rücklage	0,00		0,0
	cb) Rücklage für eigene Anteile	0,00		0,0
	cc) satzungsmäßige Rücklagen	0,00		0,0
	cd) andere Gewinnrücklagen	0,00		0,0
		0,00		0,0
	d) Bilanzgewinn/Bilanzverlust	921.668,83		-144,8
			5.546.668,83	1.480,2
Summe der PASSIVA			**6.695.503,88**	**4.705,1**
1.	Eventualverbindlichkeiten			
	a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln	0,00		0,0
	b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	0,00		0,0
	c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten	0,00		0,0
			0,00	0,0
2.	Andere Verbindlichkeiten			
	a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	0,00		0,0
	b) Plazierungs- und Übernahmeverpflichtungen	0,00		0,0
	c) Unwiderrufliche Kreditzusagen	0,00		0,0
			0,00	0,0

Formblatt 3

Jahresabschluß zum 31.12.1999
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Anlage 2
Seite - 1 -

Gewinn- und Verlustrechnung

	DM	31.12.1999 DM	31.12.1998 TDM
1. Zinserträge aus			
a) Kredit-und Geldmarktgeschäften	6.452,03		19,3
b) festverzinslichen Wertpapieren und Schuldbuchforderungen	0,00		0,0
		6.452,03	19,3
2. Zinsaufwendungen		1.323,43	0,0
3. Laufende Erträge aus			
a) Aktien und anderen nicht festverzinslichen Wertpapieren	37.340,80		0,0
b) Beteiligungen	0,00		140,2
c) Anteilen an verbundenen Unternehmen	0,00		0,0
		37.340,80	140,2
4. Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen		2.328.696,62	327,1
5. Provisionserträge	0,00		0,0
6. Provisionsaufwendungen	0,00		0,0
		0,00	0,0
7. Nettoertrag oder Nettoaufwand aus Finanzgeschäften			
a) Ertrag aus Finanzgeschäften	0,00		0,00
b) Aufwand aus Finanzgeschäften	0,00		0,00
		0,00	0,00
8. Sonstige betriebliche Erträge		0,00	0,0
9. Erträge aus der Auflösung von Sonderposten mit Rücklageanteil		0,00	0,0
10. Allgemeine Verwaltungsaufwendungen			
a) Personalaufwand			
aa) Löhne und Gehälter	43.330,20		13,5
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	2.373,00		2,3
darunter: für Altersversorgung DM 2.373,-- (Vj. TDM 2,3)	45.703,20		15,8
b) andere Verwaltungsaufwendungen	102.192,28		45,6
		147.895,48	61,4
11. Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachlagen		0,00	0,0
12. Sonstige betriebliche Aufwendungen		93.710,46	570,0
13. Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft	0,00		0,0
14. Erträge aus der Zuschreibung zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft	0,00		0,0
		0,00	0,0
15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere	0,00		0,0
16. Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren	0,00		0,0
		0,00	0,0
17. Aufwendungen aus Verlustübernahme		0,00	0,0
18. Einstellungen in Sonderposten mit Rücklageanteil		0,00	0,0
19. Ergebnis der normalen Geschäftstätigkeit		2.129.560,08	-144,80
20. Außerordentliche Erträge	0,00		0,0
21. Außerordentliche Aufwendungen	0,00		0,0
22. Außerordentliches Ergebnis		0,00	0,0
23. Steuern von Einkommen und Ertrag	1.063.058,05		0,0
24. Sonstige Steuern, soweit nicht unter Posten 12 ausgewiesen	0,00		0,0
		1.063.058,05	0,0
25. Auf Grund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinn abführungsvertrages abgeführte Gewinne		0,00	0,0
26. Jahresüberschuß		1.066.502,03	-144,8
27. Gewinnvortrag/Verlustvortrag aus dem Vorjahr		-144.833,20	0,0
28. Entnahmen aus der Kapitalrücklage		0,00	0,0
29. Entnahmen aus Gewinnrücklagen			
a) aus der Sicherheitsrücklage	0,00		0,0
b) aus anderen Rücklagen	0,00		0,0
		0,00	0,0
30. Einstellung in Gewinnrücklagen			
a) aus der Sicherheitsrücklage	0,00		0,0
b) aus anderen Rücklagen	0,00		0,0
		0,00	0,0
31. Bilanzgewinn/Verlust		**921.668,83**	**-144,8**

Anlage Nr. 3

Anhang für das Geschäftsjahr 1999

Bilanzierungs- und Bewertungsgrundsätze

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs. 3a Kreditwesengesetz. Sie beachtet die Rechnungslegungsvorschriften gemäß der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute (RechKredV). Sie stellt deswegen abweichend von § 266 HGB und § 275 HGB einen Jahresabschluß auf Basis der Formblätter 1 und 3 RechKredV auf.

Forderungen an Kreditinstitute wurden mit dem Nennwert angesetzt.

Vermögensgegenstände wurden zu Nominalbeträgen bewertet.

Aktien und andere nicht verzinsliche Wertpapiere wurden unter Beachtung des Niederstwertprinzips bewertet. Die sonstigen Verbindlichkeiten sind zum Rückzahlungsbetrag bilanziert.

In den Rückstellungen sind alle Risiken ausreichend berücksichtigt.

Währungsumrechnungen erfolgten auf der Aktivseite unter Beachtung des Niederstwert- und auf der Passivseite unter Beachtung des Höchstwertprinzips.

Erläuterungen zur Bilanz

Die anderen Forderungen an Kreditinstitute entfallen vollständig auf das Bankguthaben bei der Commerzbank Aktiengesellschaft, Düsseldorf.

Bei den Aktien und anderen nicht festverzinslichen Wertpapieren handelt es sich ausschließlich um Commerzbank Money MKT FD D-Mark Anteile O.N.: (139 Stück mit Stichtagswert TDM 1.302,8).

Die Anteile an verbundenen Unternehmen entfallen auf

100 % Beteiligung an der HPM GmbH mit einem Wert von	DM 1.963.957,51
und	
80 % Beteiligung an der Vision@Technologie AG, Düsseldorf, von	DM 400.000,--
	DM 2.363.957,51

In den sonstigen Vermögensgegenstände sind u.a. Forderungen in Höhe von DM 2.588.607,43 gegen die HPM Portfolio Management GmbH, Düsseldorf (vormals Hermes Portfolio Management GmbH) sowie Minderheitsaktionäre von DM 38.686,77 enthalten.

Erläuterungen zur Gewinn- und Verlustrechnung

Die Erträge entstanden überwiegend durch die Gewinnabführung der Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf.

Die anderen Verwaltungsaufwendungen beinhalten im wesentlichen Personal-, Miet-, Service-, Werbe- und Dienstleistungskosten.

Die sonstigen betrieblichen Aufwendungen entfallen hauptsächlich auf Kosten im Zusammenhang mit dem Börsengang.

Sonstige Angaben

Alleinvorstand:	Henry Littig, Kaufmann, Erkrath (Angabe entfällt nach § 285 Nr. 9, § 286 Abs. 4 HGB)
Aufsichtsrat:	Daniel Hoenings, Vorsitzender (Bezüge 1999 DM 2.000,--, daneben erhielt er für Beratungstätigkeiten eine Vergütung in Höhe von DM 50.000,-- zuzügl. MWSt).
	Dr. Ingrid Siegmund-Rux, Stellv. Vorsitzende (Bezüge 1999 DM 1.500,--)
	Günther Trautmann (Bezüge 1999 DM 1.500,--)

Ergebnisverwendungsvorschlag	Der Alleinvorstand schlägt in Abstimmung mit dem Aufsichtsrat der Hauptversammlung vor, den Bilangewinn von DM 921.668,83, der sich ergibt aus dem Verlustvortrag von DM 144.833,20 und einem Jahresüberschuß von DM 1.066.502,03, auf neue Rechnung vorzutragen.

Düsseldorf, den 03.05.2000

(DBH Deutsche Beteiligungs Holding AG) (Henry Littig)

Anlage Nr. 4

Lagebericht zur Bilanz zum 31.12.1999

1. Überblick

Die Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf hält als reine Holding zur Zeit 100 % der HPM Portfolio Management GmbH und 54 % der Vision@Technologie AG, beide in Düsseldorf. Eigene Umsätze werden daher zur Zeit nicht ausgeführt. Diese laufen über die Betriebsgesellschaften. Zur Zeit besteht diese nur aus der HPM Portfolio Management GmbH als 100 %ige Tochter.

2. Risiken zur zukünftigen Entwicklung

Die Hauptrisiken liegen ausschließlich in den Beteiligungen und setzen sich wie folgt zusammen:

2.1. Unternehmensinternes Risiko: Beteiligung HPM GmbH

2.1.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Die 100 %ige Tochter HPM GmbH stellt im Augenblick den wichtigsten aktiven Unternehmenszweig der DBH AG dar. Ihr Markt schlüsselt sich in zwei Bereiche auf: Dem ersten Markt (BRD), in dem die HPM GmbH ihre Kunden akquiriert und dem zweiten Markt (USA), auf dem sich die Kunden der HPM GmbH bewegen. In beiden Märkten ergibt sich eine starke Abhängigkeit für die HPM GmbH. Sollte sich zum Beispiel eine drastische Verschlechterung der wirtschaftlichen Situation in Gesamtdeutschland bzw. eine allgemeine Abneigung gegenüber US-Wertpapiergeschäften entwickeln, oder sollten sich die rechtlichen Rahmenbedingungen für Finanzdienstleister im allgemeinen oder gar für die HPM GmbH im besonderen in Zukunft, auch im Hinblick auf die KWG-Novelle zu Ungunsten der HPM GmbH entwickeln, oder sollte sich die Wettbewerbssituation

unter den Anbietern drastisch verschärfen, so kann dies zu einem negativen Einfluß auf die Umsatz- und Ertragssituation der HPM GmbH führen. Im zweiten Markt der HPM GmbH ist die Gesellschaft im wesentlichen abhängig von der gesamten Weltbörsensituation im allgemeinen bzw. der Situation der US-Börse im besonderen. Obwohl die HPM GmbH Konzepte anbietet, bei denen auch von einer sinkenden Gesamtbörse profitiert werden kann, bedeutet das nicht, daß das Interesse an HPM GmbH Produkten auch in einer Baissephase zwangsläufig aufrecht erhalten werden kann. Ferner kann die Wechselkursentwicklung an den Devisenbörsen im allgemeinen bzw. die Veränderungen der DM/Euro-Dollar-Parität im besonderen zu einem Nachlassen des Interesses an den Produkten der HPM GmbH führen.

2.1.2. Abhängigkeit von Dritten

Wie in jedem Unternehmen, in dem den Mitarbeitern bereits Know-how und intensiver persönlicher Einsatz abverlangt wird, so ist auch die DBH AG in hohem Maße von ihren vorhandenen bzw. neu zu verpflichtenden Mitarbeitern und auch Mitarbeitern ihrer Beteiligungsgesellschaften abhängig. Ein teilweiser oder gar völliger Ausfall einzelner Mitarbeiter ist nur unter starker Belastung und unter zumindest kurzfristigen Qualitätseinbußen auszugleichen.

Eine Aufkündigung des Abwicklungsagreements zwischen HPM GmbH und Pershing Inc., aus welchen Gründen auch immer, wird mit hoher Wahrscheinlichkeit zu zumindest kurzfristig erhöhtem Arbeits- und Kostenaufkommen führen, was die Ertragssituation beeinträchtigen könnte. Sollte sich nach einer Auflösung des Abwicklungsagreements kein neues US-Depotinstitut bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des US-Geschäfts und somit der geschäftliche Kern der HPM GmbH gefährdet.

2.1.3. Abhängigkeit von Produkten/Konzepten/Presse/Daten

Der Erfolg der HPM GmbH ist vom Erfolg ihrer Produkte/Konzepte abhängig. Der derzeitige Markterfolg hängt im wesentlichen vom innovativen Charakter der HPM GmbH Produkte ab. Wenn es der HPM GmbH gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der HPM GmbH gesichert bzw. ausgebaut werden. Der Erfolg der HPM GmbH hängt also im Besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten meßbar. Sollten in Zukunft andere Unternehmen die Produkte/Konzepte der HPM GmbH kopieren und in direkten Wettbewerb zur HPM GmbH treten, so kann dies einen negativen Einfluß auf die Unternehmensentwicklung haben. Des weiteren wird ein Unternehmen wie die HPM GmbH in erster Linie an der monetären Performance ihrer Kunden gemessen. Sollte es der HPM GmbH nicht gelingen, in Zukunft ihre Kunden zufrieden zu stellen, so wird dies wahrscheinlich einen negativen Effekt auf die zukünftige Geschäftsentwicklung haben. Unternehmen wie die HPM GmbH reagieren in hohem Maße auf Negativpresse. Obwohl die Presseberichterstattung über die HPM GmbH bislang (überwiegend) positiv verlaufen ist, so kann eine zu Recht oder auch zu Unrecht veröffentliche Negativpresse einen erheblichen negativen Effekt auf die Geschäftsentwicklung haben. Des weiteren kann ein Verlust von z.B. Kundendaten an Unternehmen des Wettbewerbs bzw. eine fehlerhafte Börsendatenübermittlung einen negativen Effekt auf die Entwicklung der HPM GmbH ausüben.

2.2. Unternehmensinternes Risiko: Beteiligung Vision@Technologie AG

2.2.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Der Erfolg der 54 %igen Tochter Vision@Technologie AG hängt stark von der Entwicklung noch nicht etablierter Märkte ab. Die besondere Leistung der Hauptprodukte der Vision@Technologie AG liegt darin, die offline Computerwelt mit der online Welt (Internet) zu vereinen.

Als Datenträger fungiert derzeit die MiniROM. Sowohl die zukünftige Akzeptanz des Mediums Internet, als auch die Bereitschaft von Betrieben, die MiniROM als Bindeglied zwischen offline und online Welt zu nutzen, beeinflussen die Aussichten der Vision@Technologie AG.

Die Strukturen des Marktumfeldes ändern sich täglich und jede Prognose über die zukünftige Entwicklung ist als ungewiss zu bezeichnen. Der technische Fortschritt kann Medien und Anwendungen ermöglichen, welche die Märkte und Produkte der Vision@Technologie AG beeinträchtigen. Auch kann eine mangelnde Akzeptanz der Produkte der Vision @ Technologie AG durch die Veränderung des Nachfrageverhaltens potentieller Kunden hervorgerufen werden.

2.2.2. Abhängigkeit von Dritten

Die Vision@Technologie AG hat ein enges Vertragsnetz geflochten, dessen reibungsloses Funktionieren die Voraussetzung für ein erfolgreiches Geschäft ist. Sowohl Mitarbeitern der Vision@Technologie AG, als auch Vertragspartnern, die aufgrund des hohen Innovationsgrades der Produkte flexibel miteinander Hand in Hand arbeiten müssen, wird ein hohes Engagement abverlangt. Der Ausfall einer Partei kann daher zu Unregelmäßigkeiten im Service und dadurch schlimmstenfalls zu Umsatzeinbußen führen.

Die derzeitige Geschäftstätigkeit der Vision@Technologie AG, der Vertrieb der MiniROM, ist durch einen Alleinvertretungsvertrag für den deutschsprachigen Raum mit der GMS-softmed SCRIS abgesichert. Eine Aufkündigung des Vertrages, aus welchen Gründen auch immer, würde der Vision@Technologie AG zumindest kurzfristig die Geschäftsgrundlage entziehen und mit hoher Wahrscheinlichkeit die Ertragssituation beeinträchtigen. Sollte sich nach einer Auflösung des Alleinvertretungsvertrages kein neuer Partner bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des Geschäfts und somit der geschäftliche Kern der Vision@Technologie AG gefährdet.

2.2.3. Abhängigkeit von Produkten und Patenten

Der Erfolg der Vision@Technologie AG ist vom Erfolg ihrer Produkte abhängig. Der Markterfolg hängt im wesentlichen vom innovativen Charakter der Vision@Technologie AG Produkte und deren schneller Markteinführung ab. Wenn es der Vision@Technologie AG gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der Vision@Technologie AG gesichert bzw. ausgebaut werden. Der Erfolg der Vision@Technologie AG hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten meßbar. Sollten in Zukunft andere Unternehmen die Produkte der Vision@Technologie AG kopieren und in direkten Wettbewerb zur Vision@Technologie AG treten, so kann dies einen negativen Einfluß auf die Unternehmensentwicklung haben.

Sowohl eine Verzögerung einer Markteinführung, der Kostenaufwand für Rechtsstreitigkeiten, als auch verlorene Marktanteile können das Ergebnis der Vision@Technologie AG beeinträchtigen oder im ungünstigen Fall sogar deren Fähigkeiten zur Fortführung der Geschäftstätigkeit unmöglich werden lassen.

3. Geschäftsverlauf

a) Ergebnisentwicklung

Die DBH erzielt ihre Erträge im wesentlichen aus der Gewinnabführung TDM 2.329 ihrer Tochter HPM Portfolio Management GmbH im Rahmen des Organschaftsvertrages.

Nach Abzug des Steueraufwands TDM 1.063 und betrieblicher Aufwendungen verbleibt ein Nachsteuergewinn (Jahresüberschuß) von TDM 1.067.

Der Bilanzgewinn von TDM 922 wird auf neue Rechnung vorgetragen.

b) Investitions- und Finanzierungsbereich

Die Hauptinvestition im abgelaufenen Geschäftsjahr war der Ankauf von 80 % der Vision@Technologie AG zu TDM 400 gegen Barzahlung, von denen rund 24 % am Kapitalmarkt plaziert werden.

c) Wichtige Ereignisse während des Geschäftsjahres

Im März 1999 wurde das Grundkapital durch den Hauptaktionär von DM 1.625 Mio auf DM 2 Mio zur Stärkung der Eigenmittel erhöht.

4. Lage der Gesellschaft

Inzwischen ist die Aktienemission (ADR-Programm) der Tochtergesellschaft Vision@Technologie AG erfolgreich abgeschlossen. Zur Zeit wird eine zweite Kapitalerhöhung mit nominal DM 300.000,-- am freien Kapitalmarkt plaziert.

Die Gesellschaft wird sich weiterhin an zukunftstächtigen Firmen beteiligen und hat sich deswegen an der Gründung der Internet Unternehmung ekip.de AG, Düsseldorf, (80 %) beteiligt.

Düsseldorf, den 03.05.2000

(DBH Deutsche Beteiligungs Holding AG
Vorstand)

Anlage Nr. 5

Bestätigungsvermerk des Abschlußprüfers

Wir haben den Jahresabschluß unter Einbeziehung der Buchführung der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, und ihren Bericht über die Lage der Gesellschaft für das Geschäftsjahr vom 01.01. bis 31.12.1999 geprüft. Die Aufstellung dieser Unterlagen nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluß unter Einbeziehung der Buchführung und ihren Bericht über die Lage der Gesellschaft abzugeben.

Wir haben unsere Jahresabschlußprüfung unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten Grundsätze ordnungsmäßiger Abschlußprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, daß Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluß unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Bericht über die Lage der Gesellschaft vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, in Jahresabschluß und in dem Bericht über die Lage der Gesellschaft überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses sowie des Berichts über die Lage der Gesellschaft. Wir sind der Auffassung, daß unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluß unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Bericht über die Lage der Gesellschaft gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

N e u s s , den 07.05.2000

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT - STEUERBERATUNGSGESELLSCHAFT
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL
Neuss

(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Anlage Nr. 6

Rechtliche Verhältnisse

Firma:	DBH Deutsche Beteiligungs Holding AG
Rechtsform:	Aktiengesellschaft
Sitz:	Düsseldorf
Gründung:	9. Juli 1998 vor Notar Dr. Stefan Zimmermann, Köln (UR-Nr. Z 2286 für 1998)
Handelsregister:	Amtsgericht Düsseldorf HR B 36342 Die Gründung wurde am 21. August 1998 eingetragen.
Gegenstand des Unternehmens:	Beteiligung an anderen Unternehmen sowie damit zusammenhängende Geschäfte, insbesondere die Übernahme des Bestand und Betriebes der HERMES Portfolio Management GmbH (jetzt HPM Portfolio Management GmbH) in Düsseldorf-Garath. Die Gesellschaft ist berechtigt, alle den Gesellschaftszweck fördernden und im Zusammenhang damit stehende Geschäfte durchzuführen, insbesondere andere Unternehmen gleicher oder ähnlicher Art zu übernehmen, sich an solchen zu beteiligen und Zweigniederlassungen zu errichten.
Satzung:	Ursprüngliche Fassung vom 9. Juli 1998 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 2286/1998), neu gefaßt am 22.03.2000 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 974/2000).
Grundkapital:	Die Gesellschaft wurde am 9. Juli 1998 mit einem Grundkapital von DM 100.000,-- gegründet. Es ist eingeteilt in 20.000 auf den Inhaber lautende Aktien von je DM 5,--. Die Ausgabe der Aktien erfolgte zum Nennbetrag. Das Grundkapital wurde am 16. Juli 1998 eingezahlt.

Am 13. Oktober 1998 hat die außerordentliche Hauptversammlung eine Erhöhung des Grundkapitals um DM 1.525.000,-- auf DM 1.625.000,-- durch Ausgabe von 305.000 Stück Inhaberaktien im Nennwert von je DM 5,-- beschlossen. Die Kapitalerhöhung erfolgt als Sacheinlage durch Einbringung des 100 %-igen Geschäftsanteils an der HERMES Portfolio Management GmbH (HPM) im Nennwert von DM 50.000,--. Die Werthaltigkeit der Sacheinlage ist durch das Bewertungsgutachten der Wirtschaftsprüfungsgesellschaft Dr. Glade, König und Partner GmbH, Neuss, vom 6. August 1998 nachgewiesen. Der Beschluß der Hauptversammlung und die Durchführung der Kapitalerhöhung wurde am 9. November 1998 in das Handelsregister eingetragen.

Am 21. Januar 1999 ist die Erhöhung des Grundkapitals um DM 375.000,-- auf DM 2.000.000,-- beschlossen worden. Die 75.000 Inhaberaktien im Nennwert von je DM 5,-- wurden in bar ausgegeben.

Am 22. März 2000 wurde der Vorstand ermächtigt, eine weitere Kapitalerhöhung um DM 1.000.000,-- auf DM 3.000.000,-- durch Ausgabe neuer Inhaberaktien im Nennbetrag von je DM 5,-- bis spätestens 31.12.2001 durchzuführen.

<u>Kapitalrücklage:</u> Durch Ausgabe von ADR's durch die "The Bank of New York" wurde ein Agio in Höhe von DM 2.625.000,-- in die Kapitalrücklage eingestellt. Sie ermittelt sich wie folgt:

Kapitalerhöhung am 21.01.1999:		DM	375.000,--
Ausgegebene Inhaberaktien (Stck. DM 5,--)		Stück	75.000
Eine Aktie entspricht 4 ADR's, ADR's insgesamt		ADR's	300.000
Emissionspreis pro ADR = DM 10,--, Emissionsvolumen		DM	3.000.000,--
./. Kapitalerhöhungsbetrag	./.	DM	375.000,--
Kapitalrücklage		DM	2.625.000,--

<u>Aktionäre:</u> Der Gründer, Herr Henry Littig, Düsseldorf, hält zum 31. Dezember 1999 285.000 Stück Inhaberaktien im Nennwert von je DM 5,-- (DM 1.425.000,--).
Der Depositär der ADR's, The Bank of New York, verwahrt 115.000 Inhaberaktien im Nennwert von je DM 5,-- (DM 575.000,--).

Vorstand:	Alleiniger Vorstand ist Herr Henry Littig, Düsseldorf. Herr Littig ist von den Beschränkungen des § 181 BGB befreit.
Beteiligungs-Gesellschaften:	Beteiligung am Stammkapital von EUR 250.000,-- der **HPM Portfolio Management GmbH** zu 100 %, die in 1999 eine Kapitalerhöhung durchführte. Am 30. Dezember 1998 wurde mit der Beteiligungsgesellschaft ein Beherrschungs- und Gewinnabführungsvertrag (Organschaftsvertrag) abgeschlossen, der handelsrechtlich bereits 1998 gilt. Der Abschluß des Vertrages wurde am 2. Februar 1999 im Handelsregister der Gesellschaft eingetragen. Beteiligung (Gründungsgesellschaft) an der **Vision@Technologie AG, Düsseldorf**, mit EUR 284.000,-- (284.000 Stückaktien von EUR 1,--), insgesamt 80 % des Grundkapitals. Zum 31.12.1999 waren auf das Grundkapital einschließlich Kapitalrücklage DM 400.000,-- von der DBH AG eingezahlt.

Anlage Nr. 7

E R L Ä U T E R U N G S T E I L

A. Erläuterungen zum Jahresabschluß zum 31.12.1999 (Formblatt 1)

Die laufenden Nummern der Bilanzpositionen entsprechen der Gliederung in Formblatt 1.

A K T I V A

3. Forderungen an Kreditinstitute DM 187.532,17

(31.12.1998: DM 2.099.102,58)

- Commerzbank AG, Düsseldorf, Konto-Nr. 490470200 -

Der Saldo stimmt unter Berücksichtigung nachgewiesener zeitlicher Buchungsunterschiede mit dem Kontoauszug des Kreditinstituts zum 31. Dezember 1999 überein.

6. Aktien und andere nicht festverzinsliche Wertpapiere DM 1.409.012,04

(31.12.1998: DM 602.485,44)

Es handelt sich um 139 Stück Commerzbank Money MKT FD D-Mark Anteile O.N.

Der Wertansatz ist durch den Depotauszug der Commerzbank AG, Düsseldorf, zum 31.12.1999 nachgewiesen.

Die Zinserträge sind unter den laufenden Erträgen aus Aktien und anderen nicht festverzinslichen Wertpapieren ausgewiesen (Formblatt 3, 3a).

8. Anteile an verbundenen Unternehmen — DM 2.363.957,51

(31.12.1998: DM 1.525.000,--)

Darunter an Finanzdienstleistungs-institut: DM 1.963.957,51 (Vj. DM 1.525.000,--)

a) HPM Portfolio Management GmbH (ehemals Hermes Portfolio Management GmbH)

Zusammensetzung:

Sacheinlagewert des 100 %igen Geschäftsanteils		DM 1.525.000,--
Kapitalerhöhung	EURO	
Bisheriges Kapital	25.564,59	
Kapitalerhöhung	224.435,41	DM 438.957,51
	250.000,--	
		DM 1.963.957,51

b) Vision@Technologie AG

80 %-Gründungsbeteiligung	DM 400.000,--
Wert 31.12.1999	DM 2.363.957,51

15. Sonstige Vermögensgegenstände — DM 2.735.002,16

(31.12.1998: DM 458.466,62)

Zusammensetzung:

Forderungen an HERMES Portfolio Management GmbH (HPM) (aus Gewinnabführung und Verrechnung)	DM 2.588.607,43
Forderungen aus ADR-Programm	DM 38.686,77
Umsatzsteueranspruch	DM 107.707,96
Wert 31.12.1999	DM 2.735.002,16

16. Rechnungsabgrenzungsposten — DM 0,--

(31.12.1998: DM 20.000,--)

- Merkposten -

P A S S I V A

5. Sonstige Verbindlichkeiten DM 75.135,05

(31.12.1998: DM 3.203.602,84)

Zusammensetzung:

Verbindlichkeiten aus Gehaltsabrechnungen	DM	28.028,12
Verbindlichkeiten gegenüber HERMES Portfolio Management GmbH aus laufender Verrechnung	DM	12.500,--
Vorlagen	DM	10.000,--
Jahresabschlußprüfung 1999 u.a.	DM	7.888,--
Aufsichtsratsvergütungen 1998 und 1999	DM	7.500,--
Steuerberatung	DM	5.679,80
Finanzamt wg. Lohnsteuer	DM	3.539,13
Wert 31.12.1999	DM	75.135,05

7. Rückstellungen DM 1.073.700,--

(31.12.1998: DM 21.285,--)

a) Rückstellungen für Pensionen DM 4.658,--

(31.12.1998: DM 2.285,--)

Pensionsanwartschaft zugunsten des alleinigen Vorstandes auf der Grundlage der erteilten Zusage vom 30.07.1998.

b) Steuerrückstellungen DM 1.039.042,--

(31.12.1998: DM 0,--)

c) Andere Rückstellungen — DM 30.000,--

(31.12.1998: DM 19.000,--)

Zusammensetzung:

Aufstellung Jahresabschluß	DM	10.000,--
Prüfung und Offenlegung Jahresabschluß	DM	10.000,--
Ausstehende Rechnungen	DM	10.000,--
Wert 31.12.1999	DM	30.000,--

Nach unseren Feststellungen sind keine weiteren Rückstellungen zu bilden.

12. Eigenkapital — DM 5.546.668,83

(31.12.1998: DM 1.480.166,80)

a) Gezeichnetes Kapital — DM 2.000.000,--

(31.12.1998: DM 1.625.000,--)

Vortrag 01.01.1999

325.000 Stück Inhaberaktien von je DM 5,--	DM	1.625.000,--
Kapitalerhöhung gemäß Hauptversammlungsbeschluß vom 21.01.1999, 75.000 Stück Inhaberaktien je DM 5,--	DM	375.000,--
Wert 31.12.1999	DM	2.000.000,--

Vom Grundkapital entfallen am 31.12.1999 285.000 Stück Inhaberaktien (= DM 1.425.000,--) auf Henry Littig und 115.000 Stück Inhaberaktien (= DM 575.000,--) auf "The Bank of New York" als Depositär der ADR's.

Gemäß Hauptversammlungsbeschluß vom 22.03.2000 wurde der Vorstand zu einer weiteren Kapitalerhöhung um 200.000 Stück Inhaberaktien (DM 1.000.000,--) ermächtigt.

b) Kapitalrücklage — DM 2.625.000,--

(31.12.1998: DM 0,--)

Die Kapitalrücklage entfällt auf den Ausgabezuschlag bei der Ausgabe der ADR's im Geschäftsjahr 1999 (vgl. Anlage Nr. 6).

c) Bilanzgewinn/-verlust — DM 921.668,83

(31.12.1998: - DM 144.833,20)

Entwicklung:

Gewinnvortrag 01.01.1999	- DM	144.833,20
Jahresüberschuß 1999	DM	1.066.502,03
Bilanzgewinn 31.12.1999	DM	921.668,83

- übereinstimmend mit dem Formblatt 3 -

B. Erläuterungen zur Gewinn- und Verlustrechnung für das Geschäftsjahr vom 01.01. bis 31.12.1999

1. Zinserträge aus

a) Kredit- und Geldmarktgeschäften	DM	6.452,03
(Rumpfgeschäftsjahr 1998:	DM	19.344,16)
Verzinsung des Verrechnungskontos HPM GmbH	DM	3.345,28
Guthabenzinsen auf Kontokorrentkonten	DM	3.106,75
insgesamt	DM	6.452,03

2. Zinsaufwendungen	DM	1.323,43
(Rumpfgeschäftsjahr 1998:	DM	0,--)

- Kontokorrentzinsen, Steuerzinsen u.a. -

3. Laufende Erträge aus

a) Aktien und anderen nicht festverzinslichen Wertpapieren	DM	37.340,80
(Rumpfgeschäftsjahr 1998:	DM	0,--)
c) Anteilen an verbundenen Unternehmen	DM	0,--
(Rumpfgeschäftsjahr 1998:	DM	140.195,57)

- Merkposten - Im Vorjahr HPM Portfolio Management GmbH, Ertrag aus Zeitraum vor steuerlicher Organschaft.

4. Ertrag aus Gewinnabführungsvertrag — DM 2.328.696,62

(Rumpfgeschäftsjahr 1998: DM 327.123,79)

HPM Portfolio Management GmbH, Gewinnabführung aufgrund des Organschaftsvertrages vom 30.12.1998.

10. Allgemeine Verwaltungsaufwendungen — DM 147.895,48

(Rumpfgeschäftsjahr 1998: DM 61.496,72)

a) Personalaufwand

	1999 DM	1998 (Rumpfgeschäftsjahr) DM
aa) Löhne und Gehälter	43.330,20	13.541,67
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	2.373,--	2.285,--
Davon für Altersversorgung: DM 2.373,-- (Vj. DM 2.285,--)		
Summe a)	45.703,20	15.826,67

b) Andere Verwaltungsaufwendungen

	1999 DM	1998 (Rumpfgeschäftsjahr) DM
Aufsichtsratsvergütung	5.000,--	2.500,--
Miet- und Servicekosten	30.000,--	12.500,--
Beiträge	250,--	750,--
Sonstige Angaben	3.369,58	2.017,04
Werbekosten u.a.	9.481,69	7.134,48
Rechts- und Beratungskosten	17.182,79	1.150,--
Buchführungskosten	3.974,38	1.500,--
Abschluß- und Prüfungskosten	31.750,60	17.500,--
Nebenkosten des Geldverkehrs	1.183,24	618,53
Summe b)	102.192,28	45.670,05
insgesamt a) + b)	147.895,48	61.496,72

12. <u>Sonstige betriebliche Aufwendungen</u> DM 93.710,46

(Rumpfgeschäftsjahr 1998: DM 570.000,--)

Es handelt sich um Emissionskosten im Zusammenhang mit der ADR Ausgabe. Der Vorjahresbetrag entfiel vollständig auf die HPM Portfolio Management GmbH.

19. <u>Ergebnis der normalen Geschäftstätigkeit</u> DM 2.129.560,08

(Rumpfgeschäftsjahr 1998: - DM 144.833,28)

23. <u>Steuern vom Einkommen und vom Ertrag</u> DM 1.063.058,05

(Rumpfgeschäftsjahr 1998: DM 0,--)

Zusammensetzung:

Körperschaftsteuer	DM	738.331,--
Solidaritätszuschlag	DM	40.608,05
Gewerbesteuer	DM	284.119,--
insgesamt	DM	1.063.058,05

Die Körperschaftsteuer bemißt sich bei einem zu versteuernden Einkommen von DM 1.845.825,-- und der Tarifbelastung von 40 %. Der Solidaritätszuschlag beträgt 5,5 % der Körperschaftsteuerbelastung von DM 738.331,--.

Die Gewerbeertragsteuer ergibt sich bei einem Verlustvortrag von DM 610.903,-- aus 1998 auf Basis des Gewerbeertrags von DM 1.235.400,-- und eines Meßbetrags von DM 61.770,-- bei Anwendung des Hebesatzes für Düsseldorf von 460 %.

26. Jahresüberschuß/-fehlbetrag DM 1.066.502,03

(Rumpfgeschäftsjahr 1998: - DM 144.833,20)

27. Verlustvortrag - DM 144.833,20

(Rumpfgeschäftsjahr 1998: DM 0,--)

31. Bilanzgewinn/-verlust DM 921.668,83

(Rumpfgeschäftsjahr 1998: - DM 144.833,20)

- übereinstimmend mit Bilanz -

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 1999

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrags vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Der Auftraggeber hat Anspruch auf Beseitigung etwaiger Mängel durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nachbesserung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nachbesserung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1 Satz 1 verjähren mit Ablauf von sechs Monaten, nachdem der Wirtschaftsprüfer die berufliche Leistung erbracht hat.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, sei es aus Einzel- oder Gesamtschuldnerschaft, ist bei einem fahrlässig verursachten einzelnen Schadensfall gemäß § 54 a Abs.1 Nr. 2 WPO auf 8 Mio. DM beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Als einzelner Schadensfall ist die Summe der Schadensersatzansprüche aller Anspruchsberechtigten zu verstehen, die sich aus ein und derselben beruflichen Fehlleistung (Verstoß) ergeben; als einzelner Schadensfall gelten auch alle Verstöße, die bei einer Prüfung oder bei einer sonstigen einheitlichen Leistung (fachlich als einheitliche Leistung zu wertende abgrenzbare berufliche Tätigkeit) von einer Person oder von mehreren Personen begangen worden sind. Der Wirtschaftsprüfer haftet jedoch für einen Schaden, der im Rahmen mehrerer gleichartiger Prüfungen oder gleichartiger einheitlicher Leistungen aufgrund mehrerer auf dem gleichen fachlichen Fehler beruhenden Verstöße entstanden ist, nur bis zur Höhe von 10 Mio. DM ohne Rücksicht darauf, ob der Schaden durch Verstöße in einem Jahr oder in mehreren aufeinander folgenden Jahren verursacht worden ist. Die Begrenzung auf 10 Mio. DM gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von 12 Monaten geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.